Amendment No. 4 to Draft Registration Statement on Form F-1 confidentially submitted to the U.S. Securities and Exchange Commission on February 2, 2024.

This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADVEN INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Alberta, Canada	2860	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2320, 140 – 4th Avenue S.W.,

Calgary, Alberta,

Canada T2P 3N3

Telephone: (587) 330 9051

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor

New York, NY 10168
(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: (212) 930-9700 Fax: (212) 930-9725	Joseph Lucosky, Esq. Lucosky Brookman LLP 101 Wood Avenue South Woodbridge, NJ 08830 Tel: (732) 395-4400 Fax: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the initial public offering (the “Public Offering Prospectus”) of up to shares of common shares, no par value, of AdvEn Inc. (the “Company”), with such shares to be sold in a firm commitment underwritten offering through the underwriters named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by the selling stockholders (the “Selling Stockholders” set forth in the section of the resale prospectus (the “Resale Prospectus”) entitled “Selling Stockholders” of an aggregate of shares of Common Shares, consisting of (i) shares of Common Shares to be issued upon conversion of convertible notes immediately prior to the consummation of the initial public offering, (ii) shares of Common Shares to be issued upon conversion of Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering, and (iii) shares of Common Shares issuable upon the exercise of warrants, which consist of warrants that are to be issued upon conversion of the convertible notes and Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers and back covers;

●	they contain different “Offering” sections in the “Prospectus Summary” section beginning on page Alt-1;

●	they contain different “Use of Proceeds” sections on page Alt-13;

●	the “Capitalization” and “Dilution” sections from the Public Offering Prospectus are deleted from the Resale Prospectus;

●	a “Selling Stockholders” section is included in the Resale Prospectus;

●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Selling Stockholder Plan of Distribution” is inserted in its place in the Resale Prospectus; and

●	the “Legal Matters” section in the Resale Prospectus on page Alt-21 deletes the reference to counsel for the underwriters.

The Company has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the initial public offering by the Company. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages, and such other changes as may be necessary to clarify references to the initial public offering or the resale offering and will be used for the resale offering by the Selling Stockholders.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2024

                 Common Shares

AdvEn Inc.

This is a firm commitment initial public offering of        shares of common shares, no par value (“Common Share”), of AdvEn Inc., an Alberta, Canada corporation.

We anticipate the initial public offering price per Common Share will be between USD$4.00 and USD$6.00. The public offering price of the Common Shares will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions and overall assessment of our business. Therefore, the assumed public offering price per Common Share used throughout this prospectus may not be indicative of the actual public offering price for the Common Shares.

Currently, no public market exists for our Common Shares. We will apply to have our Common Shares listed on the NYSE American LLC (“NYSE American”) under the symbol “ADVEN.” This offering is conditional upon the successful listing of our Common Shares on the NYSE American. If the NYSE American does not approve our listing application, this initial public offering will be terminated.

In addition, the selling stockholders (the “Selling Stockholders”) are offering an aggregate of shares            of Common Shares to be sold pursuant to a separate resale prospectus (the “Resale Prospectus”), consisting of (i)              shares of Common Shares to be issued upon conversion of convertible notes immediately prior to the consummation of the initial public offering, (ii)              shares of Common Shares to be issued upon conversion of Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering and (iii)              shares of Common Shares issuable upon the exercise of warrants, which consist of warrants that are to be issued upon conversion of the convertible notes and Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering. We will not receive any proceeds from the sale or other disposition of shares by the Selling Stockholders. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the Selling Stockholders’ shares.

Our current officers and directors and a former officer have voting control over approximately 69% of our outstanding voting stock and to the extent that these officers and directors and former officer agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under NYSE American Company Guide Section 801(a). For so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of the NYSE American.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Investing in our Common Shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Common Shares.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Share in USD$	Total USD$
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. The underwriters will receive additional compensation in addition to such discounts and commissions, as further set forth under “Underwriting.”

We have granted Spartan Capital Securities, LLC, the representative of the underwriters (the “Representative”), a 45-day option to purchase up to an additional           shares of Common Shares at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the shares of Common Shares against payment in U.S. dollars in New York, New York, on or about ______________,  2024.

Sole Book Running Manager

Spartan Capital Securities, LLC

The date of this prospectus is ______________, 2024

Until and including ______________, 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Common Shares, whether participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free writing prospectus.

We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Common Shares only in jurisdictions where offers and sales are permitted. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

For investors outside the United States: Neither we nor the underwriters have taken any action to permit a public offering of the Common Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Common Shares and the distribution of the prospectus or any filed free writing prospectus outside the United States.

We are incorporated under the laws of Canada and most of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

i

TRADEMARKS

This prospectus includes our trademarks which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks and trade names that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

We are responsible for the disclosure in this prospectus. This prospectus incorporates industry data sourced from market research, publicly accessible information and industry publications. While we have not directly commissioned or funded these sources, we believe the information obtained from them to be reliable. Nonetheless, we assume responsibility for the accuracy and completeness of all information presented in this prospectus, including data derived from third-party sources. Any website references (URLs) in this prospectus are inactive textual references only and are not active hyperlinks. Therefore, such website references and information accessible from the websites do not constitute a part of, and is not incorporated by reference into, the registration statement of which this prospectus forms a part. We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties or by us.

ii

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to “AdvEn,” “Nano Innovations Inc.,” the “Company,” the “registrant,” “we,” “our” or “us” in this prospectus mean AdvEn Inc. an Alberta, Canada corporation, and its wholly owned subsidiary, AdvEn Industries Inc.;

●	assumes an initial public offering price of our Common Shares of USD$5.00 per share, the midpoint of the estimated range of USD$4.00 to USD$6.00 per share;

●	the share and per share information in this prospectus reflects a reverse stock split of our outstanding Common Shares at a ratio of 1-for- (the “Split”), which was approved by our Board of Directors (“Board”) and our shareholders, and which reverse stock split will be effected prior to the effectiveness of the registration statement of which this prospectus forms a part;

●	“year” or “fiscal year” means the year ending December 31;

●	all “$,” “CAD,” “CDN$” or “C$” references, when used in this prospectus, refers to the Canadian dollars, the Company’s functional currency;

●	all “U.S. dollars” or “USD$” references, when used in this prospectus, refer to the United States dollars;

●	with respect to our financial statements, for the conversion of Canadian dollars to United States dollars, balance sheet items use spot rates on the balance sheet dates;

●	unless otherwise specifically stated, the information in this prospectus does not consider the possible purchase of additional Common Shares pursuant to the exercise of the underwriters’ over-allotment option; and

●	all references to the “Securities Act” mean the United States Securities Act of 1933, as amended, and all references to the “Exchange Act” mean the United States Securities Exchange Act of 1934, as amended.

iii

PROSPECTUS SUMMARY

The following summary is qualified its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Common Shares, discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes, before deciding whether to invest in our Common Shares. As of December 31, 2022, and again on June 30, 2023, our working capital was negative, our products have not been completed for commercialization to date and there is substantial doubt as to our ability to continue as a going concern.

Overview

We are an emerging growth company located in Alberta, Canada. We have not earned revenues from our operations. We have completed construction of our initial production plant for the commercial production of advanced super activated carbon (“ASAC”) products in the fourth quarter of 2023. Plant commissioning is underway as of the date of this prospectus and we plan to commence commercial production in the first quarter of 2024, however we have not yet completed any sales of our ASAC products. Further, while we have entered into letters of intent for the sale of our ASAC products, we do not have any binding commitments for the purchase of our ASAC products as of the date of this prospectus. Accordingly, there is substantial doubt as to our ability to continue as a going concern even after accounting for the proceeds of this offering.

Through our wholly owned Alberta, Canada subsidiary, AdvEn Industries Inc. (“AdvEn Industries”), we are engaged in research, development and commercialization of ASAC and dry electrode super adhesive coating (“ESAC”) technologies derived from refinery residues and heavy asphaltenes – the non-volatile components of crude oil. Our products are used for various industrial and commercial applications with improved technical performance compared to other products currently available on the global market. We convert asphaltenes into non-combustible products thereby diverting them from traditional waste streams such as fuel oil manufacturing, coking for steel and other heavy greenhouse gas emitting uses. The plant, located in Nisku, Alberta, is expected to produce up to 400 metric tons per year. We have sufficient plant space and, with proceeds from this public offering, could increase our capacity to up to 800 metric tons and, with a subsequent financing after this public offering, increase from up to 800 metric tons to up to 1,200 metric tons. ASAC is primarily used in super capacitor manufacturing, pharmaceutical manufacturing, industrial manufacturing, liquid and air purification, environmental protection and food and beverage production.

We also commenced work on an ESAC pilot study in 2023. The project is a pilot study intended to show at a small scale, the methods and procedures to be used in a larger scale commercial facility in the production of dry electrodes. The project is expected to span approximately 12 months and conclude in the fourth quarter of 2024. During the pilot, we plan to construct a clean room, deploy approximately $1.3 million in existing custom designed capital equipment and test our production methods for both super capacitor electrodes and metal ion electrodes. The pilot study is intended to demonstrate the commercial viability for the electrode coating in super capacitors and lithium-ion batteries using small scale commercial equipment already purchased by us for this purpose. This ESAC pilot study will be located within our ASAC manufacturing plant in Nisku. ESAC electrodes are commonly referred to as “dry electrode” technology by the super capacitor and battery industries and offer simplified manufacturing, lower capital and energy costs and enhanced performance attributes.

Located in Alberta, Canada, our offices and manufacturing facility are in close proximity to several refineries where we source our primary raw materials. Additional chemical compounds used in our proprietary manufacturing systems are sourced locally, within North America and internationally depending on price, availability and delivery times.

We will produce ASAC that is within customer specifications for the intended purpose of the final product. We will initially sell ASAC to customers who are primary manufacturers or original equipment manufacturers (“OEMs”) producing sub-components for our target industry applications and initially to customers located in the People’s Republic of China (“PRC”) and within North America. We are presently pursuing contracts with customers for our ASAC products as we commission our ASAC plant.

We have funded our operations to date in part through funds received from the receipt of grants and subsidies. We have received grants from Sustainable Development Technology Canada (“SDTC”) and Alberta Innovates (“AI”) in the amounts of $4.04 million (approximately USD$3.0 million)1 and $3.6 million (approximately USD$2.7 million)1, respectively. The proceeds from these two grants have been applied to partially finance our capital expenditures at our Nisku plant. In 2022, we received approximately $2.6 million in grants (approximately USD$1.9 million)1 and $3.6 million in grants in 2021 (approximately USD$2.8 million).2

As part of our financing efforts, we have also received $7.66 million (USD$5.7 million)1 through the issuance of a convertible debenture with multiple closings spanning 2021 and 2022.

On June 9, 2023, our Board approved the issuance of up to USD$4 million in Series A Convertible Preferred Shares (the “Series A Preferred Shares”) with a paid-in-kind dividend rate of 18% and a mandatory conversion to units immediately prior to the closing of our initial public offering. As of the date of this prospectus, we have issued a total of 1,200 Series A Preferred Shares for USD$1.2 million (approximately $1.59 million).3 Each of the units to which the Series A Preferred Shares will convert into immediately prior to the closing of the initial public offering includes one share of Common Share and one warrant to purchase one share of Common Share. The shares of Common Shares that are part of the units issuable upon the conversion of the Series A Preferred Shares and the shares of Common Shares that are issuable upon exercise of the warrants that are part of the units issuable upon the conversion of the Series A Preferred Shares are being registered in the Resale Prospectus.

Since inception, we have received approximately $8.8 million in share capital (approximately USD$6.65 million).3

[1]	Based on the CDN-USD exchange rate of 1.3544 on December 30, 2022.
[2]	Based on the CDN-USD exchange rate of 1.2678 on December 30, 2021.
[3]	Based on the CDN-USD exchange rate of 1.3242 on June 30, 2023.

We are currently engaged in multiple research and development projects to deliver high-performance technology for converting hydrocarbon resources to non-combustion product applications with superior performance attributes, lower-cost and reduced environmental impact to other asphaltene uses and to other companies producing activated carbon from organic sources such as wood, coconut husks and others. The research and development projects have to date been qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses and from 8-20% in Alberta. Upon completion of a public listing, we will no longer qualify as a “Canadian controlled private corporation” and our ability to recover research and development expenses will be impacted. Once we cease to be a “Canadian controlled private corporation,” the Canadian federal portion of the SR&ED credit will be capped at 15% of eligible expenses and will no longer be refundable in the form of cash, but instead will be applied against taxable earnings. The Alberta portion of the SR&ED credit is capped at 8% for companies with a Taxable Capital Employed in Canada (“Taxable Capital”) below $10 million and a declining balance on Taxable Capital between $10 million and $40 million. We do not expect to benefit from the Alberta tax credit following a public listing. The change in status from a private to a public company will not affect prior claims. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology. As of December 31, 2022, we are eligible for approximately $983,000 ($1.03 million in 2021) (approximately USD$726,000 in 20221 or USD$812,000 in 20212), in SR&ED credits which we applied as an offset to our research and development (“R&D”) expenditures. In 2022, we invested $2.0 million in R&D ($1.3 million in 2021) (approximately USD$1.5 million in 20221 or USD$1.0 million in 20212). We received additional subsidies totaling approximately $100,000 in 2022 ($100,000 in 2021) (approximately USD$74,000 in 20221 and USD $79,000 in 20212). As of December 31, 2022, we have invested approximately $12.5 million (approximately USD$9.2 million)1 into the development of our ASAC and ESAC technologies, incurred a $2.2 million (approximately USD$1.6 million)1 lease liability at the Nisku Plant and expensed $1.9 million (approximately USD$1.4 million)1 in research and development ($1.3 million in 2021 or approximately USD$1.0 million in 2021)2 in support of commercializing our technologies. As of the date of the prospectus, we have completed our first commercial ASAC plant and expect to be fully commissioned by the end of the first quarter of 2024. The total capital budget for the project is approximately $16.1 million (approximately USD$12.2 million).3 ESAC has advanced to the pilot study stage where we intend to show at a small scale, the methods and procedures to be used in a larger scale commercial facility in the production of dry electrodes. The pilot study is designed to produce up to 15 meters per minute of electrode film once operational. The overall project budget for the ESAC pilot study is approximately $5.7 million (approximately USD$4.3 million)3, as of the date of this prospectus. On July 12, 2023, the Alberta Government announced AdvEn Industries as the recipient of a $2 million non-repayable grant (approximately USD$1.5 million)3 for the development of our pilot study for ESAC.

We have also been engaged in providing technical services to customers within Canada providing analysis and feasibility of various uses for refinery residues and the viability of these waste streams for activated carbon production using our proprietary technologies. We consider such contracts as an extension of our own internal R&D and have therefore accounted for them as an offset to direct R&D expenditures. We expect to continue to provide similar technical services to our customers if requested. In 2022, we received $51,000 (approximately USD$38,000)1 ($187,000 in 2021 or approximately USD$147,000 in 2021)2 in contract R&D services.

Our working capital was negative as of June 30, 2023, December 31, 2022 and December 31, 2021. We used the obtained grant monies to invest in constructing and commissioning our Nisku plant and our ESAC pilot study. We are addressing our negative working capital through careful planning, aimed at balancing our goals to commission our Niksu plant and complete our ESAC pilot study with the need for financial sustainability. Our strategy includes, among other things, enhancing our technical services that we provide, securing additional funding after this offering and transitioning from a grant-funded research phase to generating revenue through commercial operations.

Competitive Strengths

We plan to compete with our differentiated products both in the high quality super activated carbon industry and in the electrode coating business. Once our products are fully commercialized, we believe our business technology forward business model will allow us to capture market share in currently under-served or high growth markets where competitors have been slow to develop new technologies and capacity. For example, we believe the market for super capacitors will triple in the next several years opening up a significant opportunity for the production of super capacitor grade super activated carbons. In addition, we plan to alternatively partner with competitors and/or customers in the form of joint project development and similarly to license our technologies to third parties. In other words, we plan to enter a premium industry niche with our super activated carbon technology while our dry electrode technology is expected to create licensing and joint venture opportunities with existing manufacturers – generating revenue and “pulling-through” super activated carbon sales as an integral raw material in super capacitor electrode manufacturing. We believe that the following competitive strengths will contribute to our success and will differentiate us from our competitors:

●	proprietary, advanced and transformational technology; nimble internal R&D team; and technical flexibility (we are not constrained by legacy technologies in use since 1965);

●	strategically placed facilities near our raw materials suppliers reducing supply and logistics costs such as near heavy oil refineries in Alberta, United States, Europe and Asia;

●	counter cyclical margins to our supply of raw materials (i.e., as oil costs decline in the new economy, our margins increase);

●	high gross profit at scale making us less susceptible to downward price pressure from incumbents;

●	high-quality asphaltene source material;

●	significantly lower greenhouse gas profile and sustainability attributes than competitors; and

●	strong board, advisory, management and professional team with extensive industry experience.

Our ASAC will backfill increased demand over the next few years with estimates of a market shortfall of from 50,000-60,000 metric tons of high grade activated carbon over the next few years. We will be competing with major industry incumbents such as Japan based Kuraray Co., Ltd. but focused on a high value market niche as noted above.

Intellectual Property

Our intellectual property currently includes: (i) three patents; (ii) derivative technologies and trade secrets; and (iii) one trademark application for the Wordmark “AdvEn” in Canada and the U.S. filed on June 10, 2022.

On May 29, 2017, we filed for international utility patents for Activated Carbons with High Surface Areas and Methods of Making Same; the patent underlying our ASAC product. The patent describes how activated carbons with high surface areas can be produced through the synergistic activation at high temperatures using a predetermined combination of chemical activation agents. While most activated carbons are manufactured using either a high temperature system or a chemical activation agent, ASAC is manufactured using a hybrid of both methods. This patent has been granted in the United States, Europe, Saudi Arabia, India, Japan, Korea and the PRC. We retain all trade secrets associated with this patent. This patent group expires 20 years from the date of filing on May 28, 2037.

On October 11, 2017, we filed for international utility patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing, the patent underlying our ESAC dry electrode pilot study. The patent describes the fabrication of an electrode film with a high tensile strength and low electrical resistance using conductive flakes to strengthen polymer stabilized particle electrodes. While most electrode films are manufactured using an expensive and energy intensive wet slurry method and are limited to a single pass through the coating equipment, ESAC uses a dry method of coating which reduces the capital expense, the physical footprint of manufacturing facilities and energy consumption. This patent has been granted in the United States, the PRC, Japan and Korea. This patent group expires 20 years from the date of filing on October 10, 2037.

We are a member of the Innovative Asset Collective (“IAC”), an independent, membership based not-for-profit selected by the Canadian Government’s Department of Innovation, Science and Economic Development to assist Canadian small and medium-sized enterprises in the data driven cleantech sector with their intellectual property needs. IAC provides Canadian businesses with intellectual property education and funding for trademark prosecution, patent filing, drafting, intellectual property consultation with law firms, software tools required to monitor existing intellectual property and various other intellectual property related expenses. IAC also provides intellectual property insurance which covers up to $500,000 for the enforcement of our intellectual property and up to $1 million to defend our patents and trademarks.

Growth Strategies

Our goal is to build a global technology leading company based on the development of advanced carbon-centric technologies with positive sustainability attributes. Accomplishing this goal requires the successful implementation of the following growth strategies:

●	commission the Nisku plant, commence commercial production of our ASAC products, demonstrate the consistency of our batch production system, increase the ASAC production capacity and establish additional ASAC facilities;

●

complete the ESAC pilot study in order to accelerate the product development cycle of ESAC, establish relationships with key manufacturers and OEMs, and expand ESAC’s application to automotive batteries as well as supercapacitors;

●	establish and grow our customer base;

●	focus on products and innovations with growing demand; and

●	explore new business opportunities and research technologies related to the electrode and activated carbon industries.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

●	full commercialization, the Nisku plant may not produce super activated carbon in the quantities, quality or with the specifications required by prospective customers;

●	an interruption of supply or increases in the prices of raw materials;

●	our reliance on a small number of major customers;

●	our reliance on a limited number of suppliers;

●	any future outbreak of variants and subvariants of the virus that causes the coronavirus disease 2019 (“COVID-19”) or similar outbreaks;

●	uncertainties as to the future of existing and planned environmental and health and safety laws and regulations;

●	timeliness and ability to implement new and advanced technologies;

●	a failure to protect our intellectual property rights; and

●	the effects of intense competition.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Our wholly owned subsidiary, AdvEn Industries Inc., was incorporated under the Alberta Business Corporations Act (the “ABCA”) on October 1, 2011.

On December 25, 2021, AdvEn Industries undertook a share exchange with AdvEn Inc. whereby 100% of the then-issued shares in AdvEn Industries were exchanged by the then-shareholders of AdvEn Industries for shares in the Company on a share-for-share (1-1) basis. At the time of the exchange, the Company existed under the Business Corporations Act, British Columbia, Canada (the “BCBCA”) under the name “Nano Innovations Inc.” The transaction has been accounted for as a reverse merger. AdvEn Industries was the acquiring entity for accounting purposes. The transaction was accounted for using the purchase method of accounting and was a recapitalization of the Company’s capital structure. This resulted in the Company being the legal acquirer of AdvEn Industries.

The Company subsequently continued from the BCBCA to the ABCA on July 27, 2022 and, concurrent with the continuation, changed its corporate name from “Nano Innovations Inc.” to “AdvEn Inc.”

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this prospectus:

For a more detailed description of our history and a diagram that illustrates our current corporate structure as of the date of this prospectus, see “Corporate History and Structure.”

Recent Developments

Emissions Reduction Alberta Grant

On July 12, 2023, the Alberta Government announced that AdvEn Industries Inc., our fully owned subsidiary, has been awarded up to $2 million (approximately USD$1.5 million)3 in the form of a grant, paid in arrears, in support of our ESAC pilot study. This represents 35% of the overall pilot study budget and is released based on the delivery by the Company of five (5) pre-defined milestones including: (i) Production Line Setup; (ii) Super Capacitor Electrode Production; (iii) Lithium Ion Anode Production; (iv) Lithium Ion Cathode Production; and (v) Dry Electrode Validation, Front-end Engineering Design for a commercial plant, and the delivery of letters of intent from prospective customers and/or commercial partners. The final agreement will be completed on or prior to December 31, 2024, and may be subject to change. To date, we have invested $1.3 million (approximately USD$982,000)3 into equipment to be solely utilized for the ESAC pilot study.

Series A Convertible Preferred Shares

On June 9, 2023, our Board approved the formation and issuance of up to USD$4 million in Series A Convertible Preferred Shares with a paid-in-kind dividend rate of 18% and a mandatory conversion to units immediately prior to the closing of the initial public offering of the Company on the NYSE American or such other major transaction on an accredited stock exchange. The Series A Preferred Shares convert into units, with each unit consisting of one share of Common Share, the conversion price of which is equal to 65% of the initial public offering price, and one warrant to purchase one share of Common Share at the conversion price. As of the date of this prospectus, we have issued a total of 1,200 Series A Preferred Shares for USD$1.2 million (approximately $1.6 million).3 The shares of Common Shares that are part of the units issuable upon the conversion of the Series A Preferred Shares and the shares of Common Shares that are issuable upon exercise of the warrants that are part of the units issuable upon the conversion of the Series A Preferred Shares are being registered in the Resale Prospectus.

Series B Convertible Preferred Shares

On December 21, 2023, our Board approved the formation and issuance of up to USD$8.0 million in Series B Convertible Preferred Shares with a mandatory conversion to common shares at the initial public offering of the Company on the NYSE American or such other major transaction on an accredited stock exchange. The Series B Preferred Shares convert to common shares at a 25% discount to the initial public offering price. Interest will accrue on the Series B Preferred Shares at the rate of 18% per annum, which will be paid on completion of the initial public offering by the issuance of additional Common Shares at the 25% discount to the initial public offering price. As at the date of this prospectus, we have not issued any Series B Preferred Shares.

Continuation, Name Change and Quorum

On July 18, 2022, our shareholders approved a motion to continue and change the jurisdiction of the Company from British Columbia, Canada to Alberta, Canada and change the Company’s name from “Nano Innovations Inc.” to “AdvEn Inc.” with a corresponding adoption of bylaws (“Bylaws”) which include, among other things, an increase to the quorum requirements for shareholder’s meeting to 33 1/3% of shareholders present and entitled to vote at the meeting. The change was undertaken primarily to ensure the Company provided a diligent framework of governance that is similar to U.S. companies and to simplify and support the Company’s brand identity as AdvEn™.

[3]	Based on the CDN-USD exchange rate of 1.3242 on June 30, 2023.

Reverse Split

In connection with this offering, we intend to effect a reverse split prior to the date of effectiveness of the registration statement of which this prospectus forms a part. On July 18, 2022, our shareholders approved the consolidation of the Common Shares at a consolidation ratio as required to enable the listing of the Common Shares on a national stock exchange, which shall be between 1:1 and 1:10, with the final ratio to be determined by the Board as necessary to meet the listing requirements of the NYSE American. The Board intends to approve a reverse split of the Common Shares at a ratio between 1:1 and 1:10. On , 2024, the Board approved a reverse split of the Common Shares at a ratio of 1:       . Unless otherwise indicated, all references to Common Shares, options to purchase Common Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the reverse split of our Common Shares as if it had occurred at the beginning of the earlier period presented.

Convertible Notes

On November 25, 2022, we concluded our offering of secured convertible notes (the “November 2022 Notes”) in which Spartan Capital Securities, LLC served as the sole placement agent, of which Spartan Capital Securities, LLC placed a total of USD$475,000 (approximately $629,000)3 in convertible notes. From May 2022 through November 2022, we issued and sold secured convertible notes (the “Notes,” which includes the November 2022 Notes) for aggregate proceeds of USD$1,408,597 (approximately $1.9 million)3, inclusive of the USD$475,000 in convertible notes that Spartan Capital Securities, LLC placed, under the same terms as our previously issued convertible notes. We paid Spartan Capital Securities, LLC a total of USD$11,500 (approximately $15,200)3 in cash as the only compensation paid in connection with the closing of this offering.

The Notes mature on the earlier of nine (9) months following their issuance or upon the occurrence of the public offering of Common Shares of not less than USD$50 million, resulting in the listing for trading of the Common Share on the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market or the New York Stock Exchange (“Liquidity Event”). The Notes may be extended by three (3) months if a Liquidity Event is in process and contemplated. The conversion price of the Notes is discounted from the share price for Common Shares at the Liquidity Event by 35%. This offering constitutes a Liquidity Event under the terms of the Notes. Conversion of the Notes is at the option of the holder, and the Notes will not automatically convert in connection with the closing of this offering.

The Notes bear interest at 10% per annum payable upon maturity increasing to 15% if no Liquidity Event is in process or contemplated or in the event Notes are not converted or repaid within the term plus the extension period. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding our intellectual property. In the event of default, the Notes also incur default interest and principal in the amount of 20% of the carrying amount of the Note at the time of default.

A warrant to purchase Common Shares (“Warrant”) will be issued to Note holders following the conversion of the Notes to Common Shares at the Liquidity Event. Note holders have the right to purchase up to 50% of the number of Common Shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”), which will be equal to 100% of the public offering price of the Common Shares. The purchase price of one Common Share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of Common Shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should we issue equity or equity-like instruments at a lower per share price than the Exercise Price. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event we sell more than 50% or more of our equities or assets. Warrants will not be issued if the Notes do not convert.

In order to modify or amend the note agreements, we require consensus of holders of the Convertible Notes holding at least 66 2/3% of the principal amount of the Convertible Notes. As of the date of this prospectus, holders holding at least 41% of the principal amount of the Convertible Notes have approved the amendment.

The face value and timing for our outstanding Notes are as follows:

Date Issued	Amount ($US)	BOC* Exchange at issuance date	Amount (CDN$)*	First Maturity Date	Extended Maturity Date
December 22, 2021	3,000,000	1.2865	3,859,500	September 21, 2022	December 21, 2022
January 14, 2022	1,500,000	1.2545	1,881,750	October 13, 2022	January 13, 2023
May 27, 2022	391,051	1.2502	488,892	February 26, 2023	May 26, 2023
September 9, 2022	475,000	1.3035	619,163	June 8, 2023	September 8, 2023
September 12, 2022	100,000	1.2980	129,800	July 11, 2023	September 11, 2023
October 17, 2022	100,000	1.3730	137,300	July 16, 2023	October 16, 2023
November 25, 2022	25,000	1.3377	33,442	August 24, 2023	November 24, 2023

*	Converted from United States currency to Canadian dollars as at the date of issue using Bank of Canada daily exchange rates (https://www.bankofcanada.ca/rates/exchange/daily-exchange-rates/).

[3]	Based on the CDN-USD exchange rate of 1.3242 on June 30, 2023.

As of this prospectus date, AdvEn was in default on all of the Notes. On July 5, 2023, AdvEn proposed to its Note holders the following extension provisions:

●	issue additional shares of Common Shares equal to 25% of the conversion amount using a conversion price equal to 100% of the initial public offering price of the Common Shares immediately prior to the closing of this offering;

●	extension of the Convertible Notes to March 31, 2024 to the benefit of AdvEn; and

●	an increase in the borrowing limit from USD$200,000 to USD$2 million to the benefit of AdvEn.

We intend to establish lending facilities guaranteed against its income tax credits for short-term working capital.

We further introduced a form of “leak out” agreement from our underwriters that limits note holder trading activities following an initial public offering. The leak out agreement restricts trading to 5% of the average five days prior trading volume for the first 30 days, and 10% for the next 150 days and with no restrictions thereafter. As of the date of this prospectus, holders holding at least 41% of the principal amount of the Convertible Notes have approved the amendment.

Our Resale Offering

Certain of our stockholders will be selling through the Resale Prospectus a total of         shares of Common Shares, consisting of (i)           shares of Common Shares to be issued upon conversion of convertible notes immediately prior to the consummation of the initial public offering, (ii)          shares of Common Shares to be issued upon conversion of Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering and (iii) shares of Common Shares issuable upon the exercise of warrants, which consist of warrants that are to be issued upon conversion of the convertible notes and Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering. We will not receive any proceeds from the sales by the Selling Stockholders of the securities set forth in the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers and back covers;

●	they contain different “Offering” sections in the “Prospectus Summary” section beginning on page Alt-1;

●	they contain different “Use of Proceeds” sections on page Alt-13;

●	the “Capitalization” and “Dilution” sections from the Public Offering Prospectus are deleted from the Resale Prospectus;

●	a “Selling Stockholders” section is included in the Resale Prospectus;

●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Selling Stockholder Plan of Distribution” is inserted in its place in the Resale Prospectus; and

●	the “Legal Matters” section in the Resale Prospectus on page Alt-21 deletes the reference to counsel for the underwriters.

Summary of Risks Factors

The following summarizes the principal factors that make an investment in our Company speculative or risky, all of which are more fully described in the section below titled “Risk Factors.” This summary should be read in conjunction with the section below titled “Risk Factors” and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results and prospects, among other impacts:

●	We have incurred losses in every year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, which could harm our business and future prospects;

●	Agreements with governmental entities and non-profit foundations could expose us to significant obligations and limitations on our intellectual property rights. In the event of default of our contract with SDTC, we may be required to surrender our ASAC Project Intellectual Property to the government of Canada and enter into a non-exclusive license for our ASAC background intellectual property with Canada. We may also be required to repay some, all or up to 10% more than the grants received in the event of default as defined within these various agreements;

●	We may not be able to produce super activated carbon in the quantities, of the quality or with the specifications required by the Company’s prospective customers;

●	We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it;

●	If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer;

●	We will require substantial additional capital to finance our operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our drug development programs, commercialization efforts or other operations;

●	We have concluded that we do not have sufficient cash to fund our operations through 12 months from the issuance date of our consolidated financial statements, and as a result, there is substantial doubt about our ability to continue as a going concern;

●	We may not be able to manage our growth;

●	We operate in a highly competitive industry;

●	We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

●	Global economic conditions may have a material adverse effect on our business, financial condition and results of operations;

●	Construction may interfere with our operations;

●	We may infringe on or violate the intellectual property rights of others;

●	If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed;

●	The price of our stock may be volatile, and you could lose all or part of your investment;

●	Substantial amounts of our outstanding Common Shares may be sold into the market when lock-up or leak out periods, as applicable, end. If there are substantial sales of our Common Shares, the price of our Common Shares could decline;

●	We may experience difficulties with our internal systems and controls during periods of growth; and

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in Canada.

Corporate Information

Our principal executive offices are located at Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, and our telephone number at that address is (587) 330-9051. ASAC manufacturing, the ESAC pilot lab and clean room, research and development and main operations team are located at our 36,000 sq. ft. facility located at Unit 300, 3615 – 11th Street, Nisku, Alberta, T9E 1C6.

Our website address is www.adveninc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. You should rely only on the information contained in this prospectus when deciding as to whether to invest in the Common Shares.

Environmental Regulations

Our operations are subject to local, provincial and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than USD$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are eligible to utilize the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the assessment of our internal control over financial reporting, which would otherwise be applicable beginning with the second annual report following the effectiveness of this registration statement;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the first to occur of (i) December 31, 2029, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least USD$1.235 billion or (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds USD$700 million as of the last business day of the second financial quarter of such financial year; or, if it occurs before any of the foregoing dates, the date on which we have issued more than USD$1 billion in non-convertible debt over a three-year period.

We have elected to utilize certain of the reduced disclosure obligations in this prospectus and may elect to utilize other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board (“IASB”) as adopted by Canada.

Foreign Private Issuer

We qualify as a “foreign private issuer” under U.S. securities laws. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from compliance with certain laws and regulations of the SEC, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K, upon the occurrence of specified significant events.

As a foreign private issuer, we are also permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the NYSE American for U.S. domestic issuers. While we intend to follow most NYSE American corporate governance listing standards, we intend to follow Canadian law for certain corporate governance practices in lieu of NYSE American corporate governance listing standards as follows:

●	exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the Board; and

●

exemption from the NYSE American corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American corporate governance listing standards, as permitted by the foreign private issuer exemption.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE American corporate governance rules and listing standards.

Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

We may utilize these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.

Controlled Company

Our current officers and directors and a former officer have voting control over approximately 69% of our outstanding voting stock. To the extent that these officers and directors and former officer agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under NYSE American Company Guide Section 801(a) and for so long as we remain a controlled company under this definition, we will be eligible to utilize certain exemptions from the corporate governance requirements of the NYSE American. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the NYSE American Company Guide, including (i) the requirement that a majority of our board of directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by either a nomination committee comprised solely of independent directors or by a majority of the independent directors and (iii) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Impact of COVID-19

Since the beginning of 2020, the COVID-19 outbreak has adversely affected the economies and financial markets worldwide. Although the COVID-19 outbreak seems to be under relative control since May 2022, there is still some uncertainty of the situation and our business could be materially and adversely affected by any future COVID-19 outbreak and any such other outbreak in the future. If the disruptions caused by any future outbreak of COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially and adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

THE OFFERING

Issuer:	AdvEn Inc.

Securities being offered:	Common Shares on a firm commitment basis, or Common Shares if the underwriter exercises its over-allotment option in full.

Offering price per share:	We currently estimate that the initial public offering price will be in the range of USD$4.00 to USD$6.00 per Common Share.

Over-allotment option:	We have granted the underwriters for 45 days from the date on which this registration statement is declared effective by the SEC to purchase up to an additional 15% of the total number of Common Shares offered hereby on the same terms as the other shares being purchased by the underwriters from us.

Shares outstanding before this offering:(1)	Common Shares

Shares outstanding after this offering:(2)	Common Shares (or Common Shares if the underwriters exercise the over-allotment option to purchase additional Common Shares in full).

Use of proceeds:	We estimate that the net proceeds to us from the sale of the Common Shares offered by us will be approximately USD$ or approximately USD$ if the underwriters’ option to purchase additional shares to cover overallotments is exercised in full, based on an assumed initial public offering price of USD$5.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering to fund the expansion of the Nisku, Alberta, Canada ASAC manufacturing facility from up to 400 metric tons to up to 800 metric tons, for the ESAC pilot study intended to show at a small scale, the methods and procedures to be used in a larger scale commercial facility in the production of dry electrodes, for R&D, working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Lock-up Agreements:	We, our directors and executive officers and all other existing holders of 5.0% or more of our outstanding shares have agreed with the underwriters not to offer, issue, sell, encumber, transfer or otherwise dispose of any of the Common Shares for a period of 180 days after the completion of this offering without the consent of the Representative. See “Underwriting” for more information.

Listing:	We will apply to have our Common Shares listed on the NYSE American under the symbol “ADVEN.” No assurance can be given that our NYSE American listing application will be approved, or that a trading market will develop for our Common Shares. We will not proceed with this offering if our application to list our Common Shares on the NYSE American is not approved.

Risk Factors:	Investing in our Common Shares is highly speculative and involves a significant degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Common Shares.

Representative’s Warrant:	Upon the closing of this offering, we will issue to the Representative, a warrant (the Representative’s Warrant”) to acquire Common Shares, which represent 8.0% of the aggregate number of Common Shares sold in this offering, at an exercise price of 110% of the initial public offering price. The Representative’s Warrant will be exercisable for a period of five years commencing 180 days after commencement of the sales by us of our Common Shares in this offering.

Dividends:	We do not anticipate paying dividends on our Common Shares for the foreseeable future with the exception of the paid-in-kind dividends associated with the Series A Convertible Preferred Shares issued prior to the closing of the initial public offering.

Transfer Agent:	Odyssey Trust Company

(1)	As of , 2024 and excludes shares of Common Shares reserved for issuance under the AdvEn Inc. Stock Option Plan (the “Stock Option Plan”).

(2)

Includes (i)             Common Shares that are to be issued upon the listing of our Common Shares on the NYSE American as a result of the conversion of the Notes, (ii)             shares of Common Shares that are to be issued in connection with the conversion of the Notes immediately prior to this offering, (iii)             Common Shares that are to be issued upon the conversion of the Series A Preferred Shares, including Common Shares issuable as paid-in-kind interest through the date of this prospectus and (iv)             restricted Common Shares that are to be issued immediately prior to the closing of this initial public offering to certain of our service providers and excludes:

●	shares of Common Shares reserved for issuance under the Stock Option Plan;

●	Common Shares issuable upon the exercise of outstanding options to directors, employees and consultants under the Stock Option Plan, at a weighted average exercise price of USD$ , of which were vested as of such date;

●	shares of our Common Shares underlying warrants to be issued to the holders of the Notes upon the conversion of the Notes with an exercise price equal to 100% of the initial public offering price of the Common Shares;

●

           shares of our Common Shares underlying warrants to be issued to the holders of Series A Preferred Shares upon the conversion of the Series A Preferred Shares with an exercise price equal to 65% of the initial public offering price of the Common Shares;

●	Common Shares issuable upon the exercise of the underwriter’s over-allotment option; and

●	and Common Shares issuable upon the exercise of the Representative’s Warrant.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no shares of Common Shares have been issued pursuant to the conversion of the Notes;

●	no shares of Common Shares have been issued pursuant to the conversion of the Series A Preferred Shares;

●	no exercise of the warrants or options described above;

●	no exercise of the underwriter’s over-allotment option described above; and

●	no exercise of the Representative’s Warrants described above.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected historical statements of operations for the fiscal years ended December 31, 2022 and 2021, and balance sheet data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements for those periods, and the summary financial statement data for the six months ended June 30, 2023 and June 30, 2022 set forth below from our unaudited financial statements and related notes contained in this prospectus. The unaudited interim financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Summary Consolidated Statement of Income and Comprehensive Income Data

(In Canadian dollars, except number of shares)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
	(Unaudited)	(Unaudited)
Revenues	$--	$--
Cost of revenues	--	--
Gross profit	--	--
Loss from operations	1,194,758	1,343,223
Other non-operating loss (gain), net	1,295,905	544,469
Provision for income taxes	--	--
Total loss and comprehensive loss	$2,490,663	$1,887,692
Loss per share, basic and diluted	$0.08	$0.06
Weighted average Common Shares outstanding	32,750,000	32,750,000

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021 (Restated)
	(Audited)	(Audited)
Revenues	$--	$--
Cost of revenues	--	--
Gross profit	--	--
Loss from operations	3,553,475	3,600,032
Other non-operating loss (gain), net	2,184,658	(425,957)
Provision for income taxes	--	--
Total loss and comprehensive loss	$5,738,133	$3,174,075
Loss per share, basic and diluted	$0.18	$0.10
Weighted average Common Shares outstanding	32,750,000	25,585,032

Summary Consolidated Balance Sheet Data

(In Canadian dollars)

	As at June 30, 2023	As at June 30, 2022
	Actual (Unaudited)	Actual (Unaudited)

Current assets	$3,031,399	$2,275,714
Total assets	$16,514,086	$16,009,405
Current liabilities	$14,718,573	$13,086,965
Total liabilities	$20,900,556	$19,616,592
Total shareholders’ equity	$(4,386,470)	$(3,607,187)
Total liabilities and shareholders’ equity	$16,514,086	$16,009,405

	As at December 31, 2022	As at December 31, 2021
	Actual (Audited)	Actual (Audited and Restated)
Current assets	$2,275,714	$4,248,769
Total assets	$16,009,405	$11,048,232
Current liabilities	$13,086,965	$5,880,034
Total liabilities	$19,616,592	$10,154,829
Total shareholders’ equity	$(3,607,186)	$893,403
Total liabilities and shareholders’ equity	$16,009,405	$11,048,232

RISK FACTORS

An investment in our Common Shares involves a high degree of risk. Before deciding whether to invest in our Common Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial conditions, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Common Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the other information in this prospectus referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Common Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We are in the final construction phase of our first commercial demonstration plant for our ASAC employing patented technologies and trade secrets.

We have completed construction of the first commercial plant utilizing our patented technologies and trade secrets and are in the initial phase of commissioning the plant. There is no guarantee the plant will produce super activated carbon in the quantities, of the quality or with the specifications required by our prospective customers. While we have piloted our technology by producing individual kilograms for the past four years that meets or exceeds the expectations of potential customers, there is no guarantee the techniques, technologies or systems in the first commercial demonstration plant will provide the same results on a consistent basis when deployed to produce up to 400 metric tons of ASAC per annum (or up to 800 metric tons after the expansion of the Nisku facility using the funds from this offering or up to 1,200 metric tons after further expansion of the Nisku facility if subsequent financing after this offering is obtained). Furthermore, the precision measurements of our proprietary chemical activation media may not be possible at a larger scale and there is a risk of significant quality variation from batch-to-batch which may limit our ability to secure sales of super capacitor grade ASAC. If any of the planned systems or processes fail to operate as planned, the results could materially and adversely affect our business, financial results and production targets.

Increases in the prices of raw materials could materially and adversely affect our financial results.

The primary raw material in our manufacturing process is a heavy oil derivative resulting from refinery production facilities. As such, it is affected by swings in commodity pricing for oil which are controlled by our suppliers and affected by global swings in oil prices. Oil prices, as a high demand global commodity, are affected by supply and demand, geopolitical forces, hedging and market speculation. If the prices we have to pay for raw materials under our existing supply contracts or under replacement supply contracts increase, we could face significantly higher production costs. Although our long-term supply contracts typically provide for a specific price, increases in raw material prices could adversely affect our ability to renew these contracts on similar terms or at all. Similarly, increases in raw material prices could adversely affect our ability to enter into shorter-term supply agreements at favorable prices. We may not be able to pass the whole price increase through to our customers, which could have a material adverse effect on our financial results.

Our financial condition, results of operations, ASAC plant construction budget and cash flows for 2022 have been adversely affected by supply chain delays resulting from COVID-19.

In December 2019, COVID-19 was first identified in Wuhan, the PRC. On March 11, 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic – the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, which resulted in the implementation of significant government measures, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus. During this period, the Canadian government ordered quarantines, travel restrictions and the temporary closure of restaurants, stores and other facilities.

Similarly, the Chinese provinces surrounding Shanghai, where we acquired the majority of our manufacturing equipment, were subject to travel quarantines, power restrictions, the temporary closure of stores and manufacturing facilities and shelter-in-place orders that restricted access to equipment manufacturing facilities by workers.

Shanghai and nearby provinces were limited in their power consumption from September through October 2021 which caused significant delays in the manufacturing of equipment. COVID-19-related interruptions also impacted manufacturers’ ability to access steel and raw materials further delaying manufacturing. Manufacturing delays combined with measures to combat COVID-19, resulted in equipment orders made in 2021 being pushed six to eight months into 2022 and resulted in operating and shipping cost overruns. Although the manufacturing, shipping and transportation have started to recover since the end of December 2021, construction of our plant in Nisku, Alberta was delayed more than six months and was $2.8 million over budget (excluding working capital during the delay) which materially affected our cash flows, financial and operating results. We require additional investment capital to commission and expand the plant and commence operations.

While we do not foresee any additional future impacts on the construction project in Nisku, the impact has delayed forecasted production and revenue targets for 2024. Any additional impact from COVID-19 or other global pandemics may further impact our plant commissioning and production of products, conversion of customers into sales and delay our growth plans. If COVID-19 further impacts our plant construction, commissioning, production and sales, our financial condition, results of operations and cash flows could continue to be adversely affected.

Although the COVID-19 outbreak seems to be under relative control since May 2022, it may continue to materially adversely affect our business operations and financial condition, including but not limited to material negative impact on our projected revenue, slow collection of accounts receivables and an additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, we cannot reasonably estimate the extent of the business disruption and the related financial impact of any future outbreak at this time.

We have a limited operating history, have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

We are a technology-based material developer and manufacturer company with a limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. Our operations to date have been limited to organizing and staffing our Company, business planning, raising capital, developing and optimizing our technology platform, identifying potential product candidates, undertaking research for our product candidates, establishing and enhancing our intellectual property portfolio and providing general and administrative support for these operations.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant or large enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our Company could also cause our shareholders to lose all or part of their investment.

We have concluded that we do not have sufficient cash to fund our operations through 12 months from the issuance date of our condensed consolidated financial statements, and as a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is a result of ongoing operating losses and a lack of financing commitments to meet cash requirements. We have incurred recurring losses from operations in fiscal years 2022 and 2021, and our working capital was negative as at June 30, 2023, December 31, 2022, June 30, 2022 and December 31, 2021. For the six-month period ending June 30, 2023, we incurred a net loss of $2.5 million and an operating loss of $1.2 million. If we are unable to obtain funding, we will be required to delay, reduce or eliminate some or all of our research and development programs and efforts, which would adversely affect our business prospects, and the Company may be unable to continue operations. Although management continues to pursue plans to finance our continued operations, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, or at all. After this offering, we may not raise the funding we require such that substantial doubt about our ability to continue as a going concern continues. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Raising additional capital may cause dilution to our shareholders, including purchasers of Common Shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our Common Shares. Additional debt financing, if available, may involve agreements that include covenants further limiting or restricting our ability to take specific actions, such as further limitations on our ability to incur additional debt, make capital expenditures or declare dividends.

If we raise funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our financial results could be materially and adversely affected by an interruption of supply of raw materials.

We are dependent on a variety of raw materials (including refinery residues and chemicals for carbon activation) that support our manufacturing activities. Our ability to meet our customers’ needs depends heavily on an uninterrupted supply of these materials. Although we source strategic raw materials from multiple suppliers whenever possible and have instituted backup procedures or contracted with a secondary supplier for any raw material that is sourced primarily from one location or supplier, production problems, lack of capacity, breach of contractual obligations by our third-party suppliers, changes in their financial or business condition or planned and unplanned shutdowns of their production facilities that affect their ability to supply us with raw materials that meet our specifications, or at all, could disrupt our ability to supply products to our customers.

In addition, interruptions in raw material supply caused by events outside our suppliers’ control, such as wildfires, labor disputes or transportation disruptions, could also disrupt our ability to meet customer demand. These supply disruptions could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. If any of these events were to occur for more than a temporary period, we may not be able to make arrangements for transition supply and qualified replacement suppliers on terms acceptable to us or at all, which could have a material adverse effect on our business and financial results.

A majority of our advanced super activated carbon sales is expected to be from a small number of customers. If any of these customers experiences a material business disruption, we would likely incur substantial losses of revenue.

We currently have non-binding letters of agreement from three potential customers in the super capacitor, industrial liquids and air filtration businesses. These three companies represent potential demand for 100% of our initial production capacity and one such potential customer may represent up to 50% of our initial production. While these prospective customers may change as we adjust marketing strategies, and any material business disruption affecting our major potential customers or any decrease in demand from our major potential customers may negatively impact our operations and cash flows if we fail to secure sales to other customers.

We have sourced our raw materials primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

We are in the process of fully commissioning our Nisku plant for the production of ASAC. For commissioning and the foreseeable future, we estimate that we will source 53%, 12% and 12% of our raw materials from our top three suppliers, respectively. If we lose one or more of these suppliers and are unable to swiftly engage new suppliers, our production operation may be disrupted or even suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers in our desired timeline. As a result, our results of operations may be adversely and materially impacted.

A disruption or delay in commissioning and subsequent production at our Nisku facility could have a material adverse effect on our financial results.

If our production facilities were unable to be commissioned or production is ceased unexpectedly in whole or in part, our sales and financial results could be materially and adversely affected. Such a disruption could be caused by a number of different events, including:

●	maintenance outages;

●	prolonged power failures;

●	equipment failures or malfunctions;

●	fires, floods, tornadoes, earthquakes or other catastrophes;

●	potential unrest or terrorist activities;

●	labor difficulties; or

●	other construction, design or operational problems, including those related to the granting, or the timetable for granting, of permits.

If any of these or other events were to result in a material disruption of our current manufacturing operations, production of our products may be delayed and our ability to meet our production capacity targets and satisfy customer requirements may be materially adversely affected or we may be required to recognize impairment charges, any of which could have a material adverse effect on our financial results. In addition, a prolonged shutdown of any of our production facilities could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We rely on third-party manufacturers to produce some of our activated carbon products and problems with, or loss of, these manufacturers could harm our business and operating results.

We may outsource some of our customer orders to third-party manufacturers to keep up with the demand for our activated carbon products. We face the risk that these third-party manufacturers may not produce and deliver activated carbon products on a timely basis, or at all. We may also experience difficulties with our third-party manufacturers since they do not have the same manufacturing processes or quality control as we do. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials and manufacturing or other business interruptions. The ability of our third-party manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, a terrorist attack, natural disasters or other events. Although we carefully select third–party manufacturers, the failure of any manufacturer to perform to our expectations could result in supply shortages or delays for our activated carbon products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace their manufacturing capacity on a timely basis, or identify manufacturers with the same or similar quality controls in place as the existing manufacturers do, or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our activated carbon products on time.

We may incur additional delays and budget overruns with respect to a facility under construction. Any such delays or cost overruns may have a material adverse effect on our operating results.

We have completed our new facility in Nisku, Alberta, Canada. Any future construction projects entail significant risks that can give rise to delays or cost overruns, including the following:

●	insufficient capital to complete construction;

●	supply chain and logistics cost escalations or equipment delivery delays;

●	shortage of material or skilled labor;

●	unforeseen engineering, environmental, or geological problems;

●	work stoppages;

●	contractor disputes;

●	weather interference;

●	floods, typhoons, and other natural disasters;

●	delays or failures in obtaining the requisite construction licenses, permits, and certificates;

●	unanticipated cost increases; and

●	legal or political challenges.

The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction estimates prepared by us in consultation with our engineers and contractors. Construction, equipment, staffing requirements and problems or difficulties in obtaining and maintaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the costs or delay the construction or commencement of production or otherwise affect the planned design and features of the facility. We cannot be sure that we will not exceed the budgeted costs of any future facility or that any facility will commence production within the contemplated time frame, if at all. Budget overruns and delays with respect to construction could have a material adverse impact on our results of operations.

Uncertainties as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for our products.

Our strategic growth initiatives rely significantly upon the enactment of restrictive environmental and health and safety laws and regulations, particularly those that would require industrial facilities to reduce the quantity of air and water pollutants they release. If stricter regulations are delayed, are not enacted as proposed, are enacted but subsequently repealed or amended to be less strict or are enacted with prolonged phase-in periods, demand for our products could be materially and adversely affected and we may not be able to meet sales growth and return on invested capital targets, which could materially and adversely affect our financial results.

Compliance with environmental and other laws and regulations could result in significant costs and liabilities.

The operation and expansion of our manufacturing facilities are subject to strict environmental laws and regulations at the national, provincial and local level in various jurisdictions, and, over the next several years, we expect that we and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require us to obtain and comply with various environmental registrations, licenses, permits, inspections and other approvals. As required by the current laws and regulations, we have obtained approval from Alberta Environment and Parks, under Section 44 of the Environmental Protection and Enhancement Act that an environmental impact assessment report is not required. However, Section 47 of the Environmental Protection and Enhancement Act allows the Minister of Environment and Parks the authority to order an environmental impact assessment report, resulting in some uncertainty to the exclusion. Under certain environmental, health and safety laws, we could be held responsible for any and all liabilities and consequences arising out of past or future releases of restricted materials, human exposure to these substances and other environmental damage, in some cases, without regard to fault. The discovery of contamination at our current site or at locations at which we dispose of waste may expose us to clean-up expenditures and other damages imposed by government agencies. In addition, private parties may have the right to pursue legal action to enforce compliance as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage. Prior to July 31, 2022, we held $2.5 million in environmental insurance that covered the construction of our Nisku plant and our research facilities. Subsequent to July 31, 2022, we have removed our environmental rider until such time as the Nisku plant is being fully commissioned, at which time it is our intention to once again pick up the additional environmental insurance coverage. The proposed insurance covers certain environmental risks and costs as they apply to the non-intentional release of pollutants into the air, including noxious odors and releases into the water system. Although we intend to review and update our environmental insurance in the future, such insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

Our operations emit carbon dioxide and other greenhouse gases. There are industrial standards in Canada that limit the amount of greenhouse gas emissions and is under the oversight of Environment and Climate Change Canada, Alberta Environment and Parks, and the municipal codes of Leduc County. A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and Canada’s 2030 Emissions Reduction Plan, are in various phases of implementation or discussion. The systems and measures could result in increased costs for us to install new controls to reduce air emissions from our facilities, to purchase air emissions credits or allowances or to monitor and inventory greenhouse gas emissions from our operations.

Even though we devote considerable efforts to comply with environmental laws, regulations and permits, there can be no assurance that our operations will at all times be in compliance with them. The enactment of new environmental laws and regulations, the more stringent interpretation or enforcement of existing requirements or the imposition of liabilities under environmental laws could force us to incur costs for compliance, capital upgrades or liabilities relating to damage claims or limit our current or planned operations, any of which could have a material adverse effect on our business and financial results.

Our operations are subject to various litigation risks that could increase our expenses and have a material adverse effect on our business and financial results.

The nature of our operations exposes us to possible litigation claims, including environmental damage and remediation, intellectual property, workers’ compensation and other employee-related matters, insurance coverage and property rights and easements. Any claim could be adversely decided against us, which could have a material adverse effect on our business and financial results. Similarly, the costs associated with defending claims could dramatically increase our expenses as litigation is often very expensive, divert management’s attention and impact our profitability. If we become involved in any litigation, we may be forced to direct our resources to defending or prosecuting the claim, which in turn could have a material adverse effect on our business and financial results.

On August 29, 2022, the Alberta Government enacted Bill 37: The Builder’s Lien (Prompt Payment) Amended Act, 2020 requiring project owners to pay general contractors within 28 days of receiving an invoice and sets a time limit of seven (7) days for contractors to pay sub-contractors upon receipt of payment. While the legislation also provides an extended period for contractors to file liens, from 45 to 60 days, and a streamlined dispute resolution mechanism, the reduced payment timeline could materially and adversely affect our cash flows and increase contingency requirement for capital projects in Alberta.

We may not be able to keep up with competitive changes affecting the super activated carbon industry or advances in super capacitor and lithium-ion battery electrode technologies.

The super activated carbon industry is characterized by evolving industry and end-market standards, changing regulation, frequent enhancements to existing products and technologies, introduction of new products and changing customer demand, all of which can result in unpredictable product transitions, shortened lifecycles and increased importance of being first to market with new products.

Similarly, the electrode technology market enjoys uncharacteristically large investments into research, and highly competitive technology development, focused on super capacitor and battery performance, particularly as it applies to the automotive sector. While adoption of new automotive technology is measured in multi-year cycles due to industry safety requirements, liability concerns and reputation, we are in the pilot study stage of development for our electrode technologies where we intend to show at a small scale, the methods and procedures to be used in a larger scale commercial facility in the production of dry electrodes. Potential customers may be contacted for purposes of user acceptance testing, however there is no intent by us to use the pilot study for commercial purposes.

The success of our new products depends on their initial and continued acceptance by our customers. If we are not able to anticipate changes or develop and introduce new and enhanced products that are accepted by our customers on a timely basis and compete with new technologies, our ability to remain competitive may be adversely affected. In addition, we may experience difficulties in the research, development, production or marketing of new products, which may delay us in bringing new products to market and prevent us from recouping or realizing a return on our investments. Any of the foregoing could have a material adverse effect on our business and financial results.

The carbon pre-cursor industry is highly competitive, and if we are unable to compete effectively with existing competitors, or with new entrants, our business and financial results could be materially and adversely affected.

We will compete in the global market, and in markets where our potential customers operate, with other producers of super activated carbon, carbon pre-cursors and electrode components. Our business faces significant competition from other producers of super activated carbon, some of which may from time to time have revenue and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share or leverage their distribution networks. In addition, new competitors and alliances may emerge to take market share away from us. Our competitive position in the market in which we operate depends upon the relative strength of these competitors in the market and the relative resources they devote to competing in the market. We could experience reduced sales and loss of market share, which could lead to lower prices and decreased revenue, gross margins and profits, any of which could have a material and adverse effect on our results of operations.

Development of competitive technologies could materially and adversely affect our business and financial results.

Super activated carbon is utilized in various applications as a cost-effective solution to address our customers’ needs. If other competitive technologies or alternative processes or combinations of technologies or processes, such as alternate sorbents, resins, certain types of membranes, ozone and ultraviolet, alternative electrolytes or material changes to electrode constituents which are advanced to the stage at which they could compete on a cost-effective basis with activated carbon technologies, we could experience a decline in demand for our products, which could have a material adverse effect on our business and financial results.

Competitive technologies and new regulations may also affect our customers, and therefore us. For example, a shift away from the use of super capacitors due to environmental trends and regulations or new technologies could diminish future demand for our activated carbon products, which could have a material adverse effect on our business and financial results.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the super activated carbon and biomass electricity market experience and knowledge of our senior management team as well as their relationships with other industry participants. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

The market for engineers and other individuals with the required technical expertise to succeed in our business is highly competitive. There may be a limited supply of qualified individuals in Alberta, Canada, where we periodically compete with large oil and gas companies that have operations here, and in other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality products. If we fail to do so, the quality of our products may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.

We depend on third parties for certain construction, maintenance, engineering, transportation, warehousing and logistics services.

We contract with third parties, typically for a period of three to 12 months, for certain services relating to the design, construction and maintenance of various components of our production facilities and other systems. If these third parties fail to comply with their obligations, we may experience delay in the completion of new facilities or expansions of existing facilities or the facilities may not operate as intended, which may result in delays in the production of our products and materially and adversely affect our ability to meet our production capacity targets and satisfy customer requirements or we may be required to recognize impairment charges. In addition, production delays could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We also rely primarily on third parties for the transportation of the products we manufacture. We intend to enter into contracts with third parties for a period of one to two years. If any of the third parties that we use to transport products are unable to deliver the goods we manufacture in a timely manner, we may be unable to sell these products at full value, or at all, which could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.

The ongoing success of our business depends on our ability to continue to introduce innovative logistics solutions and services, and technological applications, to meet evolving market trends and satisfy changing customer demands. We must continue to adapt by continuing innovation, improving our services and modifying our strategies, which could cause us to incur substantial costs. We may not be able to continue to innovate or adapt to changing market and customer needs in a timely and cost-effective manner, if at all. This could adversely impact our ability to expand our ecosystem and grow our business. Failure to develop new services to meet evolving market demands through innovation could cause us to lose current and potential customers and harm our operating results and financial condition.

In addition, we may not be able to maintain our culture of innovation, which has been critical to our success and has helped us create value for our shareholders, succeed as a leader in our industry and attract, retain and motivate employees and other ecosystem participants. Among other challenges, we may not be able to identify and promote people in leadership positions who share our culture and can always focus on technology and innovation. Competitive pressure may also cause us to move in directions that may divert us from our mission, vision and values. If we cannot maintain our culture of innovation, our long-term business prospectus could be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core super activated carbon and future electrode component businesses. Future acquisitions may expose us to potential risks, including risks associated with: (i) the integration of new operations, services and personnel; (ii) unforeseen or hidden liabilities; (iii) the diversion of resources from our existing business and technology; (iv) our potential inability to generate sufficient revenue to offset new costs; (v) the expenses of acquisitions; or (vi) the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our projected revenue and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Our success depends largely on the acquisition of, as well as the continued availability and service of, key personnel.

Much of our future success depends on the continued availability and service of key personnel, including our Interim Chief Executive Officer and senior executive management team as well as highly skilled employees in technical, marketing and staff positions. Due to the complexity and immaturity of the technologies involved in the products we produce and the markets we serve, we may be unable to find the right personnel with the background needed to serve our goals and objectives. As a market leader for the technologies we develop, there are limited opportunities to hire personnel from competitors or other technology companies with substantial backgrounds and experience in our technology fields. Consequently, we seek to hire individuals who are capable of performing well in an environment with limited resources and references to past experiences. We may struggle to find such talented personnel who also thrive in a high growth business atmosphere and who are capable of keeping pace with the rapidly changing environment encouraged by the technologies we create and the markets we serve. These uniquely talented personnel are in high demand in the technology industry and competition for acquiring such individuals is intense. Some of our scientists and engineers are the key developers of our products and technologies and are recognized as leaders in their area of expertise. Without attracting and retaining personnel with the appropriate skill sets, we could fail to maintain our technological and competitive advantage.

Our products and services may experience quality or implementation problems from time to time that could result in decreased sales and operating margin and could tarnish our reputation.

Our dry battery electrode technology is new, and our supercapacitor products also represent a relatively new technology, in each case which could contain defects in design or manufacture or could be implemented incorrectly in the end use application. As a direct consequence of the introduction of new features for our technology as well as new implementations by our customer base, we are still learning about the potential quality issues that could arise during operation in certain applications. Consequently, we are not always capable of anticipating the quality or implementation problems which the products may experience in the field. Products sold into high performance environments such as heavy transportation, automotive markets or grid infrastructure installations could experience additional operating characteristics that could unexpectedly interfere with the intended operation of our products. For example, if the end use application is in an environment which subjects the products to levels of vibration above our internal design and qualification levels, then the products could fail to achieve the customer’s performance requirements. With this sometimes-limited understanding of the application and operation of our products in varying end user implementations, our customers may perceive our products as exhibiting quality problems, which could harm our reputation. We strive to respond quickly in addressing the concerns of our customers by modifying our products and assisting our customers in designing new implementation or installation strategies to achieve higher performance characteristics or to satisfy new or modified applications of our products. As such, the release time of next generation products or application solutions can be relatively quick, and we may assume additional risks associated with expediting the release of new or modified products.

We are also building our infrastructure to adequately and efficiently handle any potential recall and the reverse logistics involved in returning our products to our facilities in the event that any defects are found. There can be no assurance that we will be able to detect and fix all defects in the products we sell or will be able to efficiently handle all issues related to product returns or implementation concerns. As we continue to pursue additional vertical markets, we are gaining a better understanding of certain business practices of these markets with respect to potential product recalls. For example, certain portions of the transportation industry are sensitive to product recall issues as they relate to both government regulations as well as customer satisfaction and safety. Failure to successfully prevent a defect in our products which prompts a recall or a failure to successfully manage expenses associated with any recalls could cause lost revenue, harm to our reputation and significant warranty and other expenses, and result in an adverse impact on our financial condition and operating results.

Our inability to effectively identify, enter into, manage and benefit from strategic alliances, may limit our ability to pursue certain growth objectives and/or strategies.

Our reputation is important to our growth and success. We recognize the value in identifying, selecting and managing key strategic alliances. We are mainly focusing our business on the specific products we deliver and pursuit of strategic alliances with other companies could allow us to provide customers with integrated or other new products, services or technology advancements derived from the alliances. To be successful, we must first be able to define and identify opportunities which align with our growth plan. Additionally, we cannot be certain that our alliance partners will provide us with the support we anticipate, that such alliance or other relationships will be successful in advancing technology, or that any alliances or other relationships will be successful in manufacturing and marketing new or improved products. Our success is also highly dependent upon our ability to manage the respective parameters of all strategic alliances, promote the benefits to us and to not prohibit or discourage other opportunities which may be beneficial to us in the future. Also, certain provisions of alliance agreements may include restrictions that limit our ability to independently pursue or exploit the developments under such strategic alliances. Currently, we have alliances with several partners both in Canada and throughout the world. We anticipate that future alliances may also be with foreign partners or entities. As a result, such alliances may be subject to the political climate and economies of the foreign countries where such partners reside and operate. If the strategic alliances we pursue are not successful, our business and prospects could be negatively affected.

Should a catastrophic event or other significant business interruption occur at any of our facilities, we could face significant reconstruction or remediation costs, penalties, third-party liability and loss of production capacity, which could adversely affect our business.

Weather conditions, natural disasters or other catastrophic events could cause significant disruptions in operations, including, specifically, disruptions at our manufacturing facilities or those of our major suppliers or customers. In turn, the quality, cost and volumes of the products we produce and sell could be unexpectedly, negatively affected, which will impact our sales and profitability. Natural disasters or industrial accidents could also damage our manufacturing facilities or infrastructure, or those of our major suppliers or major customers, which could affect our costs, production volumes and demand for our products. However, we have implemented certain mitigation strategies to ensure that certain components and processes involved in the manufacture of our component materials and finished goods are somehow temporarily available so as to reduce the impact of such a catastrophic event.

War, terrorism, geopolitical uncertainties, public health issues and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on us, our suppliers, logistics providers, manufacturing partners and customers. Our business operations could be subject to interruption by power shortages, terrorist attacks and other hostile acts, labor disputes, public health issues and other events beyond our control. Such events could decrease demand for our products, make it difficult or impossible for us to produce and deliver products to our customers, or to receive components from our suppliers, thereby creating delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, we could be negatively affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions and disruptions in the operations of our manufacturing partners and component suppliers. The majority of our research and development activities, our corporate headquarters, information technology systems and other critical business operations, including certain component suppliers and manufacturing partners, are in locations that could be affected by natural disasters. In the event of a natural disaster, losses could be incurred, and significant recovery time could be required to resume operations and our financial condition and operating results could be materially adversely affected. While we may purchase insurance policies to cover the direct economic impact experienced following a natural disaster occurring at one of our own facilities, there can be no assurance that such insurance policies will cover the full extent of our financial loss nor will they cover losses which are not economic in nature such as, for example, our business and reputation as a reliable supplier.

We may be subject to information technology systems failures, network disruptions, breaches in data security and computer crime and cyber-attacks, of which may adversely affect our reputation, competitiveness and results of operations.

Information technology system failures, network disruptions, breaches of data security and sophisticated and targeted computer crime and cyber-attacks could disrupt our operations by impeding the manufacture or shipment of products, the processing of transactions or reporting of financial results, or by causing an unintentional disclosure of confidential information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. In the ordinary course of our business, we collect and store sensitive data in our data centers and on our networks, including intellectual property, proprietary business information and personal information of our business partners and employees. Despite our efforts to protect sensitive, confidential or personal data or information, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations. While management has taken steps to address these concerns by employee training, implementing certain data and system redundancy, hardening and fail-over along with other network security, comprehensive monitoring of our networks and systems, maintenance of backup and protective systems and other internal control measures, there can be no assurance that the measures we have implemented to date would be sufficient in the event of a system failure, loss of data or security breach. As a result, in the event of such a failure, loss of data or security breach, our financial condition and operating results could be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of our operations and the services we provide to customers and damage to our reputation, which could adversely affect our financial results and competitive position.

Our ability to match our production plans for our supercapacitor products to the level of product actually demanded by customers has a significant effect on our sales, costs and growth potential.

Customers’ decisions are affected by market, economic and government regulation conditions which can be difficult to accurately gauge in advance. In addition, many of the markets for our ultracapacitor products are within emerging industries as well as within project-oriented business models and, as such, it can be difficult to predict our future customer demand. Failure to provide customers and channel partners with demanded quantities of our products could reduce our sales. Conversely, increased capacity which exceeds actual customer demands for our products increases our costs and, consequently, reduces our profit margins on the products delivered. Although we have implemented policies and procedures for refining our forecasting methods, including a more sophisticated mechanism for gauging the sales pipeline to better project timing of new customer demand, there can be no assurance that these policies and procedures will provide accurate intelligence to align our production plans with customer demands. As a result of all of these factors, we could fail to meet revenue or profit margin targets.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

We currently, and may in the future, have assets held at financial institutions that may exceed the insurance coverage offered by the Federal Deposit Insurance Corporation, the loss of such assets would have a severe negative affect on our operations and liquidity.

We may maintain our cash assets at certain financial institutions in the U.S. in amounts that may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit of USD$250,000. In the event of a failure of any financial institutions where we maintain our deposits or other assets, we may incur a loss to the extent such loss exceeds the FDIC insurance limitation, which could have a material adverse effect upon our liquidity, financial condition and our results of operations.

Risks Related to Doing Business in Canada

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

The value of the Canadian dollar against the U.S. dollar fluctuates and is affected by, among other things, changes in political and economic conditions in Canada as well as the global economy. We can offer no assurance that the CAD will be stable against the U.S. dollar or any other foreign currency.

Our functional currency is the Canadian dollar. However, many of our assets, liabilities, revenues and expenses are denominated in USD at the time of a transaction and then converted into our functional currency. As a result, we are exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar. To the extent the Canadian dollar strengthens against USD, the translation of USD denominated transactions results in reduced revenue, operating expenses and net income or loss for our international operations. Similarly, to the extent the U.S. dollars weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for our international operations. We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

Because we are a corporation incorporated under the federal laws of Canada and some of our directors and officers are residents in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the federal laws of Canada with our principal place of business located in Alberta, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Uncertainties regarding the business and trade relations between Canada, the United States and the PRC may restrict or limit the Company’s ability to sell products to certain large potential customers located in the PRC.

Canada’s trade relationship with the PRC is long-standing and pre-dates 1970 when the two respective countries established formal diplomatic relations. However, over the past five years relations with China have been strained by a combination of human rights violations4, continued trade and investment tensions between Canada and the PRC5, restrictions placed on Canada while negotiating the United States – Mexico – Canada Agreement (“USMCA”) that requires approval of the U.S. on trade agreements with China6, and the PRC’s stance on the war between Russia and the Ukraine7. Further, these issues have exacerbated the effects of COVID-19 and created supply chain bottlenecks in the movement of goods between Canada and the PRC. The Company currently holds letters of intent for potential future sales with two Chinese state-owned enterprises representing 120 metric tons and 500 metric tons respectively. In the event that trade relations deteriorate between the PRC and Canada, or Canada succumbs to trade pressures under the USMCA resulting in restrictions to Canada-PRC trade, this would have a material adverse effect on the Company’s ability to generate revenue in 2024. Our sales, financial condition, results of operations and cash flows would be adversely affected.

The laws of Canada may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Company Bylaws that were amended and restated by the shareholders on July 18, 2022 as part of the Company’s continuance from British Columbia, Canada, to Alberta, Canada. We are also governed by the ABCA. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Canadian law are to a large extent governed by the common law of Canada. The common law in Canada is derived in part from judicial precedent in Canada and from English common law. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of Canada. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Canadian law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, Canada has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Our Intellectual Property

Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.

Our ability to compete effectively depends in part on our ability to obtain, maintain and protect our patents, trade secrets, proprietary information and other intellectual property rights. We rely on a combination of trade secret, patent, trademark and copyright laws, as well as contractual restrictions and physical security measures, to protect our proprietary information and other intellectual property rights.

Where we believe patent protection is not appropriate or obtainable, we rely on trade secret laws and practices to protect our proprietary technology and processes, including physical security, limited dissemination and access and confidentiality agreements with our employees, customers, consultants, vendors, business partners, potential licensees and others, to protect our trade secrets and other proprietary information. However, trade secrets are difficult to protect, and courts outside of Canada may be less willing to protect our trade secrets. There can be no assurance that our protective measures will effectively prevent disclosure or unauthorized use of proprietary information or provide an adequate remedy in the event of misappropriation, infringement or other violations of our proprietary information and other intellectual property rights.

[4]	https://www.amnesty.org/en/location/asia-and-the-pacific/east-asia/china/report-china/.

[5]	https://www.ualberta.ca/china-institute/research/analysis-briefs/2022/2022-q1.html.

[6]	https://www.cigionline.org/articles/could-usmca-hinder-future-trade-deals/.

[7]	https://www.wilsoncenter.org/blog-post/chinas-strategic-calculations-russia-ukraine-war.

Existing laws afford only limited protection for our intellectual property rights. Despite our efforts, we may not be able to protect some of our technology, or the protection that we receive may not be sufficient. We face additional risks that our protective measures, including our patents and trademarks, could prove to be inadequate, including:

●	the steps we take to prevent circumvention, misappropriation or infringement of our proprietary rights may not be successful;

●	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable, or not provide adequate recourse against the disclosing party;

●	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;

●	patent or trademark rights may not be granted or construed as we expect, or may be challenged, narrowed or invalidated;

●	intellectual property protection, including patents, may lapse or expire which may result in key technology becoming widely available which may hurt our competitive position;

●	effective protection of intellectual property rights may be unavailable or limited in some countries in which we operate or plan to do business;

●	third parties may independently develop or obtain comparable information and technology, and in some jurisdictions, obtain intellectual property protection for such technology; and

●	third parties may commercialize our products in countries in which we do not have adequate intellectual property protection.

From time to time, we may seek to enforce our intellectual property and proprietary rights against third parties. Policing unauthorized use of intellectual property can be difficult and expensive. We may not be successful in our attempts to enforce our intellectual property rights against third parties. While we have intellectual property insurance through the IAC, any such litigation may result in substantial diversion of financial and management resources and, if decided unfavorably to us, could have a material adverse effect on our business and financial results.

Efforts to protect our intellectual property rights and to defend claims against us could increase our costs and will not always succeed; any failures could adversely affect sales and profitability and restrict our ability to do business.

Intellectual property rights are crucial to maintaining our competitive advantage and growing our business. We endeavour to obtain and protect our intellectual property rights which we feel will allow us to retain or advance our competitive advantage in the marketplace. However, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property which are strategic to our business, including, without limitation, intellectual property related to ASAC and ESAC technology which remains under development and a key part of our strategy. Generally, when strategic intellectual property rights are identified, we will seek formal protection in jurisdictions in which our products are produced or used, jurisdictions in which competitors are producing or importing their products and jurisdictions into which our products are imported. Different nations may provide limited rights and inconsistent duration of protection for our products. Additionally, we may be unable to obtain protection for or defend our intellectual property in key jurisdictions. For example, the patent prosecution and enforcement system within China is less mature than the systems in other jurisdictions and therefore we may be more limited in our ability to enforce our rights. This disadvantage would likely be compounded by the challenge of any enforcement attempts by us as a foreign entity seeking protection against a Chinese company infringing on our intellectual property in China.

Even if protection is obtained, competitors or others in the chain of commerce may raise legal challenges to our rights or illegally infringe our rights, including through means that may be difficult to prevent or detect. For example, a certain portion of our IP portfolio is related to unique process steps performed during the manufacture of our products which are not readily recognizable in the physical embodiment of the final product. It may be difficult to identify and prove that a competitor is infringing on our rights to such process steps. Further, we are required to divulge certain of our intellectual property to our business partners to enable them to provide quality products or raw materials to us or enable the exploitation and success of strategic partnerships. To the extent that such disclosure occurs in China or other jurisdictions in which the ability to protect intellectual property is more limited, existing or new competitors in this region could begin to use our intellectual property in the development of their own products, which could reduce our competitive edge. Even in jurisdictions in which intellectual property is highly valued, and therefore protected, the financial burden of asserting or defending our intellectual property rights could prove to be cost prohibitive for us thereby putting us in a position in which we must sacrifice our competitive edge.

In addition, because of the rapid pace of technology advancements, and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents stemming from pending patent applications that were unknown to us prior to issuance of the patents. This could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain a license or cease using the technology, no matter how valuable to our business. We may not be able to obtain such a license on acceptable terms. The extent to which we succeed or fail in our efforts to protect our intellectual property will affect our financial condition and results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider having commercial value or that will likely give us a technological advantage. We own patent applications for technologies relating to ASAC invention in Canada, the United States, China and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure you that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure you that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. In addition, while we generally enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, distributors and dealers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

●	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

●	our confidentiality agreements will not be honored or may be rendered unenforceable;

●	third parties will independently develop equivalent, superior or competitive technology or products;

●	disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

●	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure you that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

●	adversely affect our reputation with customers;

●	be time-consuming and expensive to evaluate and defend;

●	cause product shipment delays or stoppages;

●	divert management’s attention and resources;

●	subject us to significant liabilities and damages;

●	require us to enter into royalty or licensing agreements; or

●	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure you that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently own intellectual property directed to our product candidates and other proprietary technologies, including our technology platform. Other super activated carbon companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses from any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater technology development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

Moreover, some of our owned and in-licensed patents or patent applications or future patents may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our Company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ and may employ individuals who were previously employed at other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial costs and be a distraction to our management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In Canada, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our product candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive products. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our product candidates may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or Europe. These products may compete with our product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions including European countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the Canadian government, such that our licensors are not the sole and exclusive owners of the patents we may in-license in the future. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Agreements with governmental entities and non-profit foundations could expose us to significant obligations and limitations on our intellectual property rights. In the event of default of our contract with SDTC, we may be required to surrender our ASAC Project Intellectual Property to the government of Canada and enter into a non-exclusive license for our ASAC background intellectual property with Canada. We may also be required to repay some, all or up to 10% more than the grants received in the event of default as defined within these various agreements.

From time to time, we may enter into non-dilution agreements with governmental entities and non-profit foundations to foster the development and adoption of sustainable technologies. Securing project financing through these agreements can significantly boost our liquidity and support the development of our projects (e.g., the ESAC pilot study), without diluting the equity of our existing stockholders. However, these agreements, including the agreement that we entered into with SDTC, often contain several stringent conditions and potential obligations, which could have material implications on our operations and intellectual property rights. . If a project is not completed as stipulated in one these agreements, we may be required to repay some or all of the amounts advanced to us, the repayments of which may have a material adverse effect on our financial condition and liquidity. In the event of project incompletion, we may also be compelled to surrender our ASAC Project Intellectual Property to the respective governmental entity and enter into a non-exclusive license for the background intellectual property, thereby losing potential revenue streams and competitive advantage associated with this project technology. In addition, upon completion of the term of one of these agreements, we may be obligated to allow the governmental entity or non-profit foundation access to our books and records and subject them to review by the designated auditing authority of the respective government or third party auditor appointed by the non-profit foundation. This oversight could introduce operational constraints and expose us to potential criticisms or liabilities based on the audit findings. We may be mandated to use efforts to ensure that any foreground intellectual property resulting from a project is commercially exploited within a defined number of years. In the case of SDTC, this period is defined as five (5) years from the date of project completion. If we fail to do so, the governmental entity could be granted a non-exclusive, royalty-free, perpetual, transferable right to use, modify and sublicense this intellectual property (the “License Penalty”). The License Penalty could diminish the exclusivity and commercial value of our intellectual property. Certain of these agreements restrict our ability to transfer intellectual property to entities in foreign jurisdictions without prior approval from the governmental entity or non-profit foundation. If we violate this covenant, we may be required to repay a certain percentage (e.g., 110%) of the monies advanced to us and any License Penalty may be invoked. This limitation could hinder our strategic plans and potential partnership or transactional opportunities. While some of these agreements may not have repayment risks after a designated post-completion period, the restrictions and obligations during the term of any applicable agreement could constrain our operational and strategic moves and monetization of our intellectual property, which may have a material adverse effect on our business, financial condition and results of operations. Specifically, the SDTC agreement, which is not time bound, includes non-performance penalties including the License Penalty and covenants that potentially restrict the transfer of intellectual property and may impose a repayment penalty. In addition, we have received a final installment from AI that requires us to complete milestones #4 and #5 of this agreement by December 31, 2023. As of the date of this prospectus, AI has verbally extended this date to April 30, 2024. If we do not complete milestones #4 and #5 of this agreement by April 30, 2024, we may be required to repay the final payment of $325,000.

Risks Related to Our Common Shares and this Offering

The initial public offering price for our Common Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Common Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Common Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Common Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

There has been no prior public market for our Common Shares, the stock price of our Common Shares may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Common Shares prior to this offering. If you purchase shares of our Common Shares in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our Common Shares may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. Further, an inactive market may also impair our ability to raise capital by selling shares of our Common Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	overall performance of the equity markets;

●	our operating performance and the performance of other similar companies;

●	the published opinions and third-party valuations by banking and market analysts;

●	our failure to achieve product development goals in the timeframe we announce;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in our industry;

●	the expiration of market standoff or contractual lock-up agreements;

●	the size of our market float;

●	political uncertainty and/or instability in Canada;

●	the future impact of any COVID-19 outbreaks; and

●	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

Our principal shareholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to shareholder approval.

As of            2024, our executive officers, directors, greater than 5% shareholders and their affiliates beneficially owned approximately 69% of our voting stock and, upon closing of this offering, that same group will beneficially own approximately           % of our outstanding voting stock, assuming no purchases of any shares of Common Shares in this offering pursuant to the contemplated directed share program or otherwise. Therefore, even after this offering, these shareholders will have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amend our organizational documents or approve any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares that you may believe are in your best interest as one of our shareholders.

Substantial amounts of our outstanding Common Shares may be sold into the market when lock-up or leak out periods, as applicable, end. If there are substantial sales of our Common Shares, the price of our Common Shares could decline.

The price of our Common Shares could decline if there are substantial sales of our Common Shares, particularly sales by our directors, executive officers and significant shareholders, or if there is a large number of our Common Shares available for sale and the market perceives that sales will occur. After this offering, we will have            outstanding shares of our Common Shares, based on the number of Common Shares outstanding as of           , 2024. All of the Common Shares sold in this offering will be available for sale in the public market. Substantially all of our outstanding Common Shares are currently restricted from resale as a result of lock-up agreements, as more fully described in the section of this prospectus titled “Shares Eligible for Future Sale.” These shares will become available to be sold 180 days after the date of this prospectus, in addition to shares issuable pursuant to outstanding warrants. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

We also intend to register Common Shares that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing lock-up agreements. The underwriters of this offering may, in their discretion, permit our shareholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of our Common Shares could decline as a result of the sale of a substantial number of our Common Shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

In addition, large number of sales of our Common Shares by the selling stockholders named in the Resale Prospectus could depress the market price of our Common Shares and make it more difficult to sell your shares of our Common Shares, subject to leak out agreements.

If you purchase our Common Shares in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price is substantially higher than the pro forma net tangible book value per share of our Common Shares of USD$            per share as of June 30, 2023. Investors purchasing Common Shares in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing Common Shares in this offering will incur immediate dilution of USD$           per share, based on the assumed initial public offering price of USD$           per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. See “Dilution.”

We do not intend to pay dividends on our Common Shares so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their stock.

We have Series A Convertible Preferred Shares bearing paid-in-kind dividend rate of 18% issued and outstanding which convert into Common Shares at the closing of this offering, resulting in immediate dilution of the ownership percentage of investors purchasing Common Shares in our initial public offering.

The conversion of the issued and outstanding Series A Convertible Preferred Shares into Common Shares at the closing of this offering will result in immediate dilution of the ownership percentage of investors purchasing Common Shares in this offering. This dilution may negatively impact the value of the Common Shares, as the increase in the number of outstanding Common Shares may reduce earnings per share and equity value. Though the terms of conversion for the Series A Convertible Preferred Shares are predetermined, the market’s reaction to our initial public offering and the subsequent trading performance of the Common Shares could introduce valuation uncertainties. This might affect the post-conversion market price, potentially causing volatility and unpredictability in the value of the Common Shares purchased in this offering. In addition, the Series A Convertible Preferred Shares bear a paid-in-kind dividend rate of 18%, of which dividends will mandatorily convert into Common Shares at the closing of this offering and result in further shareholder dilution.

We have broad discretion in the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree, and such use may not produce income or enhance the value of our Common Shares.

Our management will have considerable discretion in deciding how to apply the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the price of our Common Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If our listing application for our Common Shares is not approved by the NYSE American, we will not be able to consummate the offering and will terminate this offering.

Prior to this offering, there has been no public market for our Common Shares. We will apply to list our Common Shares on the NYSE American under the symbol “ADVEN.” Our initial public offering is conditioned upon the approval of our listing by the NYSE American, which approval may not be granted. If our listing is not approved by the NYSE American, we will not complete this initial public offering and will terminate this offering. Additionally, if our Common Shares are initially approved for listing and if we subsequently fail to meet the listing standards in the future and are delisted, our Common Shares could become a penny stock.

If we are approved for listing on the NYSE American, but subsequently our Common Shares fail to meet continued listing standards and our Common Shares are then delisted, our Common Shares may not qualify for an exemption from being classified as a “penny stock,” and the ability of shareholders to sell our Common Shares in the secondary market will be limited.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price, as defined, of less than USD$5.00 per share, or an exercise price of less than USD$5.00 per share, subject to certain exceptions, including an exception of an equity security that is listed on a national securities exchange. Should our Common Shares not be listed on a national exchange (such as the NYSE American) and have a market price less than USD$5.00 per share, they will be subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For example, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriters, and current quotations for the securities, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The “penny stock” rules, may restrict the ability of our shareholders to sell our Common Shares in the secondary market.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. We are exposed to risks including, among other things, accidents or injuries at our facilities, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. We do not have any business interruption insurance, or key-man life insurance. Any business interruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE American. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Shares could decline, and we could be subject to sanctions or investigations by the NYSE American, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

Investors may purchase our Common Shares to hedge existing exposure in our Common Shares or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to lenders of our Common Shares. Those repurchases may in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Common Shares that are not directly correlated to the performance or prospects of our Common Shares and once investors purchase the Common Shares necessary to cover their short position the price of our Common Shares may decline.

The trading price of our Common Shares may be volatile, which could result in substantial losses to you.

The trading prices of our Common Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors towards U.S.-listed companies, which consequently may affect the trading performance of our Common Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies may also negatively affect the attitudes of investors towards companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Common Shares.

In addition to the above factors, the price and trading volume of our Common Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenue, profit and cash flow;

●	changes in the economic performance or market valuations of other technological logistic services providers;

●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our customers, our officers, directors, principal shareholders, other beneficial owners, our business partners or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our customers, our officers, directors or principal shareholders;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Common Shares; and

●	sales or perceived potential sales of additional Common Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Common Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Common Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated or disproportionate to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Common Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. In addition, investors in our Common Shares may experience losses, which may be material, if the price of our Common Shares declines after this offering or if such investors purchase our Common Shares prior to any price decline.

Our pre-offering shareholders will be able to sell their Common Shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

             of our Common Shares are issued and outstanding before this offering. Our pre-offering (“pre-offering”) shareholders, the “Beneficial Owners,” may be able to sell their Common Shares under Rule 144 after the completion of this offering. Because these shareholders have paid a lower price per Common Share than participants in this offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the initial public offering price. This fact could impact the trading price of the Common Shares following the completion of this offering, to the detriment of participants in this offering. Under Rule 144, before the Beneficial Owners can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Common Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Risks Related to Being a Foreign Private Issuer

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations and the price of our Common Shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that constitutes passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

There could be adverse tax consequences for our shareholders in the United States if we are a passive foreign investment company.

Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, it could have adverse United States federal income tax consequences to United States shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure you that we will not be a PFIC in the future. United States purchasers of the Common Shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our Common Shares if we are considered to be a PFIC.

If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our stock, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group. Because our group includes non-U.S. subsidiaries, some or all of our non-U.S. subsidiaries will be treated as CFCs even if we are not a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties.

We cannot provide any assurance that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and taxpaying obligations applicable under the controlled foreign corporation rules of the Code. The U.S. Internal Revenue Service (“IRS”) has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. holders should consult their tax advisers regarding the potential application of these rules to their investment in our Common Shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2024. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of the date of the prospectus, we estimate that            % of our outstanding Common Shares are held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers and to prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

The NYSE American may not continue to list our Common Shares on its exchange, which could limit the ability of investors to make transactions in our Common Shares and subject us to additional trading restrictions.

To continue listing our Common Shares on the NYSE American, we are required to demonstrate compliance with the NYSE American’s continued listing requirements. There can be no assurance that we will be able to meet the NYSE American’s continued listing requirement or maintain other listing standards. If our Common Shares are delisted by the NYSE American, and it is not possible to list the Common Shares on another national securities exchange, we expect the Common Shares to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a less liquid trading market for our Common Shares;

●	more limited market quotations for our Common Shares;

●	determination that the Common Shares are “penny stocks” that requires broker to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Shares;

●	more limited research coverage by securities analysts;

●	loss of reputation;

●	more difficult and more expensive equity financings in the future; and

●	decreased ability to issue additional securities or obtain additional funding in the future.

The U.S. National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our Common Shares remain listed on the NYSE American, such shares will be covered securities. Although U.S. states are pre-empted from regulating the sale of our Common Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our Common Shares were no longer listed on the NYSE American and therefore not “covered securities,” we would be subject to regulation in each state in which it offers the securities.

To the extent that our officers and directors and former officer agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under NYSE American Company Guide Section 801(a), and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

As of the date of this prospectus, a group consisting of our officers and directors and former officer holds 69% of our outstanding voting stock, collectively. To the extent that these officers and directors and former officer decide to agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under NYSE American Company Guide Section 801(a), and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the NYSE American Company Guide, including (i) the requirement that a majority of our board of directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by either a nomination committee comprised solely of independent directors or by a majority of the independent directors and (iii) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and intend to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not utilize the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile. We may utilize these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than USD$1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large, accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part occurs.

General Risk Factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE American and other applicable securities rules and regulations, such as U.S. and Canadian laws and regulations, impose various requirements on public companies (including companies listed on the NYSE American), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect that we will need to hire additional accounting, finance, compliance and other personnel or engage outside consultants in connection with becoming, and our efforts to comply with the requirements of being, a public company and its management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on its board of directors, its committees or as executive officers.

We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Common Shares, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of the NYSE American, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Further, in connection with the audit of our financial statements for the years ended December 31, 2022 and 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting.

We anticipate that the process of remediating the before mentioned material weakness in our internal control over financial reporting and building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by the NYSE American, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act as a foreign private issuer. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies if we are subject to the financial accounting standards of the United States instead of the IFRS. If applicable, those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We intend to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”

Changes to tax laws may have an adverse impact on us and holders of our Common Shares.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws or changes in the administrative pronouncements made, or positions taken, by the Canada Revenue Agency (“CRA”) may have a material adverse effect on us. In addition, tax authorities could disagree with us on tax filing positions taken by us and any reassessment of our tax filings could result in material adjustments of tax expense, income taxes payable and deferred income taxes.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws or changes in the administrative pronouncements made, or positions taken, by the CRA, may also have a material adverse effect on our shareholders and their investment in our Common Shares. Purchasers of our Common Shares should consult their tax advisors regarding the potential tax consequences associated with the acquisition, holding and disposition of our Common Shares in their particular circumstances.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As a result of COVID-19 pandemic and actions taken to slow its spread and the conflicts between Russia and Ukraine and in the Middle East, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

In addition, potential trade disruptions in the Red Sea region, which is a critical maritime route for global trade, due to political instability, conflicts or other factors, could have a significant impact on global shipping routes, supply chains and trade flows. This may result in prolonged transit times or rerouting of shipping, resulting in delays in our supply chain, which could affect our operational costs and profitability.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest in several geographic areas in the world, which have resulted in volatility in financial and other markets. There have also been concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing facility procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Common Shares would be negatively affected. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our Common Shares price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause our Common Shares price and trading volume to decline.

We indemnify our directors and officers against liability, and this indemnification could negatively affect our operating results.

In accordance with our bylaws, we indemnify our officers and our directors for liability arising while they are carrying out their respective duties. Our Bylaws also allow for reimbursement of certain legal defenses. In addition to this, we intend to provide insurance to our directors and officers against certain liabilities. The costs related to such indemnification and insurance coverage, if either one of them or both were to increase, could materially adversely affect our operating results and financial condition.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Common Shares.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF OUR SECURITIES.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including statements included or incorporated by reference in this prospectus, are not statements of historical fact and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be protected by the safe harbor provided by such provisions. These forward-looking statements reflect our current expectations and views of future events and are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may” or similar expressions, or the negatives thereof, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, suppliers, investors, borrowers and partners;
●	our future business development, results of operations and financial condition;
●	competition in our industry;
●	relevant government policies and regulations governing our business and industry;
●	our proposed use of proceeds from this offering;
●	general economic and business conditions in China and elsewhere; and
●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary-Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our Common Shares of approximately USD$            , based upon an issuance of            Common Shares at an assumed initial public offering price of USD$5.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional Common Shares is exercised in full, we estimate, based on the assumptions stated above, that we will receive net proceeds of approximately USD$            , after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each USD$1.00 increase (decrease) in the assumed initial public offering price of USD$5.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately USD$            , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Based upon the assumptions stated above, we intend to use the net proceeds of this offering (totaling approximately USD$             million) as follows:

Use of Net Proceeds Approximately in USD$
Capital expansion of the Nisku, Alberta, Canada ASAC manufacturing facility from its initial design capacity of up to 400 metric tons to up to 800 metric tons, including equipment, improvements, engineering, optimization and design work
ESAC pilot study, including installation of a clean room, additional customized equipment, expansion of the research team and working capital
Working Capital for raw material inventory and general corporate purposes
Sales and Marketing
Research and Development
Total

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Share. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth. Any future determination to declare cash dividends, if any, will be made at the discretion of our Board, subject to applicable laws, and will depend on a variety of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, business prospects, general business or financial market conditions and other factors that our Board may deem relevant.

Under the ABCA, we may not declare or pay a dividend if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023, using a CDN-USD conversion rate of 1.3242 based on the Bank of Canada daily exchange rates on June 30, 2023:

●	On an actual basis;

●	On a pro forma basis to give effect to the (i) issuance of Common Shares by us upon the automatic conversion of the Notes in the total outstanding principal amount and accrued interest of $8,502,498, (ii) issuance of Common Shares upon the conversion of the Series A Preferred Shares, including Common Shares issuable as paid-in-kind interest through the date of this prospectus, (iii) shares of Common Shares that are to be issued in connection with the conversion of the Notes immediately prior to this offering and (iv) issuance of restricted Common Shares issuable to our service providers immediately prior to the closing of this initial public offering; and

●	On a pro forma basis to give effect to the pro forma adjustments discussed in the prior bullet and the issuance of Common Shares by us in this offering at the assumed initial public offering price of USD$5.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses and assuming that the underwriters do not exercise their over-allotment option.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. See “Use of Proceeds” and “Description of Securities.”

	June 30, 2023		Pro Forma
$CDN	Actual	Pro Forma(1)	As Adjusted (2)(3)

Shareholder’s Equity:
Common Shares, no par value	7,249,961
Series A Convertible Preferred Shares	1,450,607
Contributed surplus	5,056,004
Accumulated deficit	(18,143,042)
Total shareholders’ equity attributable to the Company	(4,386,470)
Total shareholders’ equity	(4,386,470)
Total capitalization	$(4,386,470)	$	$

(1)	The number of issued and outstanding shares as of June 30, 2023 includes the (i) issuance of shares of Common Shares by us upon the automatic conversion of the Notes in the total outstanding principal amount and accrued interest of $8,502,498, (ii) issuance of Common Shares upon the conversion of the Series A Preferred Shares, including Common Shares issuable as paid-in-kind interest through the date of this prospectus, (iii) shares of Common Shares that are to be issued in connection with the conversion of the Notes immediately prior to this offering and (iv) issuance of restricted Common Shares issuable to our service providers immediately prior to the closing of this initial public offering and excludes (i) to be rolled back with Common Shares, (ii) shares of Common Shares reserved for issuance under the Stock Option Plan, (iii) Common Shares issuable upon the exercise of outstanding options to directors, employees and consultants under the Stock Option Plan, at a weighted average exercise price of USD$ , of which were vested as of such date, (iv) shares of our Common Shares underlying warrants to be issued to the holders of the Notes upon the conversion of the Notes with an exercise price equal to 100% of the initial public offering price of the Common Shares, (v) shares of our Common Shares to be issued to the holders of the Notes in connection with the conversion of the Notes immediately prior to the closing of this offering, (vi) shares of our Common Shares underlying warrants to be issued to the holders of Series A Preferred Shares upon the conversion of the Series A Preferred Shares with an exercise price equal to 65% of the initial public offering price of the Common Shares, (vii) Common Shares issuable upon the exercise of the underwriter’s over-allotment option and (viii) Common Shares issuable upon the exercise of the Representative’s Warrant.

(2)	The number of issued and outstanding shares of Common Shares as of June 30, 2023 on a pro forma as adjusted basis reflects the pro forma adjustments discussed in footnote (1) above and our receipt of the net proceeds of approximately $ resulting from our sale and issuance of Common Shares in this offering at an initial public offering price of $ per Common Share for total gross proceeds of $ , after deducting $ of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each USD$1.00 increase or decrease in the assumed initial public offering price of USD$5.00 per share (the midpoint of the price range set forth on the front cover page of this prospectus) would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of our Common Shares offered by us would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $ , assuming an initial public offering price of USD$5.00 (the midpoint of the price range set forth on the front cover page of this prospectus) after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of our Common Shares that would be outstanding after this offering is based on            shares of our Common Shares outstanding as of            , 2024, assuming the sale of             Common Shares.

DILUTION

If you invest in our Common Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Common Share and the pro forma as adjusted net tangible book value per Common Share after the offering. We calculate our historical net tangible book value per share by dividing our total tangible assets less our total liabilities by the number of our outstanding Common Shares as of June 30, 2023. After giving effect to the issuance of             shares of Common Shares upon the conversion of the Notes and the Series A Preferred Shares and in connection with compensation payable to service providers and the amended terms of the Notes, our pro forma net tangible book value as of June 30, 2023 would have been $           or approximately $           per share of our Common Share.

After giving effect to the pro forma adjustments set forth above and the issuance of            shares in this offering at an assumed initial public offering price of USD$5.00 per share (the midpoint of the price range set forth on the front cover page of this prospectus) for net proceeds of approximately $           , our pro forma as adjusted net tangible book value as of June 30, 2023 would have been $           or approximately $            per share of our Common Share. This represents an immediate increase in pro forma net tangible book value per share of $           to the existing shareholders and an immediate dilution in pro forma net tangible book value per share of $          . The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share			$5.00
Pro forma net tangible book value per share as of June 30, 2023	$
Increase in pro forma net tangible book value per share attributable to the offering
Pro forma as adjusted net tangible book value (deficit) per share as of June 30, 2023
Dilution in pro forma as adjusted net tangible book value per share to new investors		$

A USD$1.00 increase or decrease in the assumed public offering price of USD$5.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value by $           million, the pro forma as adjusted net tangible book value per share after this offering by $           per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $           per share, assuming that we will issue            Common Shares in this offering and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $           per share and the dilution to new investors would be $           per share.

We may also increase or decrease the number of shares we are offering. A one million share increase in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share by $           and decrease the dilution per share to investors participating in this offering by $          , assuming the assumed initial public offering price of $           per share remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. A one million share decrease in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $           and increase the dilution per share to new investors participating in this offering by $          , assuming the assumed initial public offering price of USD$5.00 per share remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following charts illustrate our pro forma as adjusted proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each, assuming the sale of Common Shares at an assumed public offering price of USD$5.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering for the assumed number of Common Shares at the assumed offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from this offering.

	Shares Purchased			Total Consideration			Average Price
	Amount (#)	Percent (%)		Amount (USD$)	Percent (%)		Per Share (USD$)
Existing shareholders			%			%
New investors			%			%
Total			%			%

The table below shows what happens when over-allotment option is exercised, based upon the same assumptions stated above:

	Shares Purchased			Total Consideration			Average Price
	Amount (#)	Percent (%)		Amount (USD$)	Percent (%)		Per Share (USD$)

Existing shareholders			%			%
New investors			%			%
Total			%			%

If the underwriters’ over-allotment option of            shares is exercised in full, the number of shares held by existing shareholders would be reduced to           % of the total number of shares to be outstanding after this offering, and the number of shares held by the new investors would be increased to            shares, or           %, of the total number of shares outstanding after this offering.

The number of shares of our Common Shares reflected in the discussion and tables above is based on Common Shares outstanding as of June 30, 2023.

The pro forma and pro forma as adjusted information discussed above is illustrative only. Our pro forma and pro forma as adjusted net tangible book values following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Common Shares and other terms of this offering determined when this offering goes effective.

The extent that outstanding options or warrants, if any, are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) details our financial condition, results of operations and cash flows for the years ended December 31, 2022 and 2021 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and for the periods ended June 30, 2023 and June 30, 2022 and should be read in conjunction with the unaudited consolidated financial statements for the periods ended June 30, 2023 and June 30, 2022. The financial statements have been prepared in Canadian dollars in accordance with IFRS as adopted by Canada and under supervision of auditors accredited by the Public Company Accounting Oversight Board (“PCAOB”).

This MD&A contains forward-looking information and forward-looking statements that reflect our plans, estimates and beliefs and are based on certain expectations, projections and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. This information is subject to a number of risks and uncertainties which may contribute to these differences including those listed below and elsewhere in this prospectus, particularly in the “Risk Factors” section. For additional information refer to the “Special Note Regarding Forward-Looking Statements.”

Overview

AdvEn has completed the construction of an approximately 36,000 square foot activated carbon manufacturing, electrode pilot study facility and research facility in Nisku, Alberta, Canada, and has commenced the commissioning process for the plant, which is expected to be fully commissioned in the first quarter of 2024 with an initial design capacity of up to 400 metric tons. The Nisku plant, once expansion is fully completed, which requires the use of funds obtained from this offering and a subsequent financing, is designed to manufacture up to a maximum of 1,200 metric tons of the Company’s patented ASAC produced annually from oil and gas refinery residues, petroleum and bio-diesel by-products and bitumen. We received non-dilutive and, upon completion of the project obligations, non-repayable, financial support from the Alberta and Canadian governments (Alberta Innovates and Sustainable Development Technology Canada respectively) for this capital project. ASAC will be available in both powdered and granular forms. It will be primarily used in super capacitor manufacturing, pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection and in food and beverage production. Buyers of ASAC-like materials for super capacitors use the products as conductive material for electrodes in the manufacture and assembly of super capacitors. Major pharmaceutical companies use super activated carbon for purification of vitamins including A, B, C, D, H, K and folic acid. It is also used to deodorize certain enzymes, including amylase, glucose isomerase, lipase, maxatase and protease, prior to their use in other processes. It is also used to isolate penicillin, purify pain killers, contrast media and intravenous solutions and as an active pharmaceutical ingredient in various formulations.

We have commenced work in 2023 on our ESAC dry electrode pilot study co-domiciled in Nisku. The installation involves the use of proprietary mixing and rolling systems, installed in a prefabricated clean room engineered to virtually eliminate airborne particulates and the processing of up to 15 meters per minute of electrode film using our patented ESAC technologies. This project is supported by the National Research Council of Canada through its Industrial Research Assistance Program and has been awarded a subsequent grant from Emissions Reduction Alberta as part of its Industrial Transformation Challenge program. Unlike slurry coating systems, ESAC fabrication requires no solvents or volatile chemicals, fewer manufacturing steps with less equipment and consumes less electricity and fluids – thereby creating a significant reduction in greenhouse gas emissions and improved sustainability. ESAC has applications in super capacitors, lithium-ion batteries, sodium batteries and next generation battery systems currently employed in, or in development by, automotive manufacturing, transportation utilities and clean energy applications.

We also have a pipeline of advanced technologies under various stages of research and development including carbon black, hard carbon for electrode production, a specialized carbon for enhanced gaseous CO2 capture applications and other applications. See page 70 of the “Business” section.

Our primary raw materials are sourced from one of the seven oil and gas refineries in western Canada near the Nisku plant. We also source raw materials from different chemical manufacturers which, when combined, are used for our proprietary ASAC and ESAC processes.

Our first main product will be ASAC produced to conform to our customer’s specifications in batches. Our ASAC customers are primarily end-users of activated carbon that utilize ASAC directly in their manufacturing processes and wholesale distributors. We expect our customers to be based in Canada, the United States, Europe and the PRC and we intend to use export insurance for our international distribution. The primary end users of our ASAC will be super capacitor manufacturers, advanced battery manufacturers, anode materials companies and manufacturers, pharmaceutical companies, agricultural companies, companies engaged in environmental protection and companies using advanced carbon filtration for liquids and gases in their industrial processes. In addition, we have provided activated carbon related research services to two major oil companies of approximately CDN$51,000 in 2022 (CDN$187,000 in 2021). The technical services we provided included sample testing and the viability of using certain materials for ASAC production. We expect to continue to provide similar technical services to our raw material providers and customers from time-to-time if requested.

We anticipate entering into our first customer contracts for the delivery of ASAC during the first quarter of 2024, which production commencing and revenues being realized once we commence commercial production following commissioning in the first quarter of 2024.

In total, we have received CDN$8.1 million from grants, subsidies and tax credits from the Canadian and Alberta governments of which CDN$3.4 million was received in 2022 (CDN$4.7 million in 2021):

(in ’000s, except as noted)	Type	Amount Received		Amount Repayable
Alberta Innovates	Grant	$3,315	$	Nil
Sustainable Development Technology Canada	Grant	2,602		Nil
Scientific Research and Experimental Development	Tax Credit	2,011		Nil
Industrial Research Assistance Program	Subsidy	125		Nil
Total		$8,053	$	Nil

We also reported a 2022 working capital deficit of approximately CDN$10.8 million largely due to the carrying value of our bridge financing Notes of CDN$8.5 million and the accounts payable and accrued liabilities of CDN$4.2 million. The notes are interest bearing at 10% per annum on a one-year term and are convertible into Common Shares of the Company at a 35% discount to the price of shares established for our initial public offering. As of the date of this prospectus, all of our Notes are in default. Among other negative covenants, the default provisions include a one-time 20% penalty on the principal and accrued interest, an increase in the interest rate from 10% per annum to 15% per annum from the date of default and an increase of the warrants from 50% to 75%. As of December 31, 2022, the accrued liability included penalties and penalty interest on USD$3.0 million of Notes.

On December 6, 2023, we introduced to Note holders an offer to extend the Notes until March 31, 2024. In addition to the negative covenants noted above, we offered to issue to the Note holders additional shares of Common Shares equal to 25% of the conversion amount using a conversion price equal to 100% of the initial public offering price of the Common Shares immediately prior to the closing of this initial public offering. The extension also includes a mandatory conversion into Common Shares at the time of our initial public offering. In addition, we have requested the Note holders increase a restrictive covenant that prevents us from borrowing more than USD$200,000 to USD$2 million, which upon conversion of the Notes renders this covenant null. We further introduced a form of “leak out” agreement from our underwriters that limits note holder trading activities following an initial public offering. The leak out agreement restricts trading to 5% of the average five days prior trading volume for the first 30 days, and 10% for the next 150 days and with no restrictions thereafter. As of the date of this prospectus, holders holding at least 41% of the principal amount of the Convertible Notes have approved the amendment.

On June 9, 2023, our Board approved the formation and issuance of up to USD$4 million in Series A Convertible Preferred Shares. The Series A Preferred Shares accrue a paid-in-kind dividend of 18% per annum from the date of issuance to the date of the initial public offering on the NYSE American or other major stock exchange. Immediately prior to the closing of our initial public offering, all the Series A Preferred Shares will automatically convert into units, with each unit consisting of one share of Common Share, the conversion price of which is equal to 65% of the initial public offering price, and one warrant to purchase one share of Common Share at the conversion price. As of the date of this prospectus, we have issued a total of 1,200 Series Preferred Shares for USD$1.2 million. The shares of Common Shares that are part of the units issuable upon the conversion of the Series A Preferred Shares and the shares of Common Shares that are issuable upon exercise of the warrants that are part of the units issuable upon the conversion of the Series A Preferred Shares are being registered in the Resale Prospectus.

On an adjusted basis, assuming conversion of some or all of the notes and the conversion of the Preferred Shares, the working capital as at December 31, 2022 would be as follows:

(in ’000s, except as noted)	50% Conversion	100% Conversion
Year ended December 31, 2022
Initial working capital	$(10,811)	$(10,811)
Plus: Preferred Shares	1,589	1,589
Plus: share conversion of Notes	4,251	8,503
Adjusted working capital following note conversion as at December 31, 2021	$(4,971)	$(719)

Select Financial Highlights

Financial Results

The following tables summarize our financial results from operations.

	Six months ended June 30,
(in ’000s, except as noted)	2023		2022		Change

Revenue	$	nil	$	nil	nil
Loss from operations		$(1,195)		$(1,343)	11%
Total loss and comprehensive loss		$(2,491)		$(1,888)	-32%
Weighted avg. common shares outstanding basic and dilutive		32,750		32,750	nil %

	Years ended December 31,
(in ’000s, except as noted)	2022		2021		Change

Revenue	$	nil	$	nil	nil
Loss from operations		$(3,553)		$(3,600)	1%
Total loss and comprehensive loss		$(5,738)		$(3,174)	-81%
Weighted avg. common shares outstanding basic and dilutive		32,750		25,585	-28%

Financial Position

As at, (in ’000s, except as noted)	June 30, 2023	June 30, 2022

Cash and cash equivalents	$2,171	$480
Working capital	$(11,687)	$(7,085)
Total assets	$16,514	$15,671
Long term liabilities	$6,182	$6,291

Common Shares and other securities outstanding:
Common Shares	32,750	32,750
Preferred Shares	1,200	nil
Notes	$9,824	$5,885
Options	1,682	1,682

As at December 31, (in ’000s, except as noted)	2022	2021

Cash and cash equivalents	$67	$2,720
Working capital	$(10,811)	$(1,695)
Total assets	$16,009	$11,048
Long term liabilities	$6,530	$4,275

Common Shares and other securities outstanding:
Common Shares	32,750	32,750
Notes	$8,503	$3,169
Options	1,682	731

Mission and Vision

Our mission is to create value through the commercialization of carbon-centric advanced technologies utilizing industrial by-products, converting refinery residues into non-combustible materials for energy storage and a clean environment.

Our vision is to become the world’s leading producer of carbon-based precursors for energy storage and clean environment applications with superior technical performance, market-compatible prices and sustainability, and maintain a nimble culture centered on innovation, inclusiveness and unconditional positive regard.

Growth Strategies

Increase the Capacity of ASAC Production. Since the demand for super activated carbon for clean energy devices in general has been increasing in recent years and is forecasted to continue to grow into the future, our facility in Nisku was specifically designed to allow for an increase in production from its initial capacity of up to 400 metric tons per year up to 1,200 metric tons per year after full expansion is completed. Recent advances in the technology from our research and development efforts have shown that we may be able to increase our production capacity by up to 33% through process optimization using the existing plant design and equipment resulting in a total capacity from the Nisku facility of up to 1,200 metric tons. We are also currently exploring opportunities to blend our ASAC products with third-party suppliers where the technical requirements of customers fall below our production standards thereby increasing supply. We will use some proceeds from this and subsequent offerings to commence the engineering design work for a new and stand-alone 10,000 metric ton ASAC manufacturing facility which we intend to finance separately in 2024 if feasible based on results of our initial commercial production and customer demand for ASAC.

Establish and Grow its Customer Base. We have secured several letters of intent from customers in aggregate representing approximately 2,270 metric tons of ASAC sales. We have recently re-confirmed the commitment as part of our advance toward initial production, which is expected to occur in the first quarter of 2024, at which time we will send samples of ASAC for review and evaluation. Proposed volumes include: Tianjin Lishen Battery Joint-Stock Co., Ltd. (Tianjin, China) – 120 metric tons per annum; Changchun Meihe Science and Technology Development Co. (Changchun, China) – up to 500 metric tons initially expanding to up to 2,000 metric tons per annum thereafter; and Flow Filters Corp. (Ontario, Canada) – up to 150 metric tons per annum. In addition to direct sales of our niche products, we may seek to establish third party distribution channels with well-established distributors once our production capacity exceeds initial orders.

Focus on Products with Growing Demand. Due to the rapid development of industrial technology, stricter environmental protection regulations and increased attention to food safety, there has been increased demand for super activated carbon used in electrical storage; electronics; environmental hazard mitigation; water, food and beverage industries; and as raw materials, intermediates and finished products for pharmaceutical applications. We believe we are well-positioned to meet each of these growing areas of demand. We will seek to continue our innovative approach, while ensuring reliability and efficiency in the delivery supply chain, with a virtually unlimited supply of raw materials. We will continue designing and manufacturing super activated carbon products for use in a broad range of applications, while maintaining a diversified customer base and product line. We will seek to focus on our products with growing demand and high margins, and capitalize on opportunities to increase revenue and profitability.

ESAC Pre-Production Pilot Study. We are taking a technology forward approach to the market and are investing in the pre-production pilot study of our breakthrough ESAC dry electrode technology which will produce up to 15 meters per minute of electrode film for customer testing and validation and for early pre-sales of material. In laboratory conditions, ESAC has been produced with a simplified and more efficient manufacturing process than conventional slurry electrode production resulting in a lower energy consumption of up to 90% and less equipment and capital cost to produce. ESAC has also demonstrated an increase in active material loading and energy density when compared to the wet slurry method of production. We plan to introduce ESAC to primary end-users such as auto manufacturers, OEMs and well-established research institutes in the interest of developing a collaborative model with existing industry participants.

Continued Research and Development. In addition to our ESAC pilot study, we have a pipeline of technology development and are seeking new proprietary applications for our existing products, technologies and processes. As part of our introduction to industry partners, we plan to continue our research and development efforts and develop more efficient methods for producing super activated carbon thereby increasing the sustainability of our materials business. We have been working on the applications for our product using alternative raw materials including recycled oils and liquid biomass. We are seeking to reduce our reliance on a single source of raw materials and expand our network of suppliers within Canada and the U.S. in order to plan for larger scale production facilities.

Explore New Business Opportunities. We have been monitoring possible business opportunities related to electrode and activated carbon industries including the super capacitor, battery business, pharmaceuticals and in the environmental restoration business including water and air purification. In the long-term, we plan to strategically establish or acquire companies that use activated carbon as raw materials either directly or acting as distributors. We do not plan to use the net proceeds from this offering to fund these long-term plans and have not entered into any binding agreement for any acquisition nor identified any definite acquisition target. By expanding our business vertically in the super activated carbon industry, we hope to increase our pricing power and minimize supply chain risks in our Super Activated Carbon Production business.

Factors Affecting our Results of Operations

Impact of COVID-19 Outbreak

In December 2019, COVID-19 was first identified in Wuhan, the PRC. On March 11, 2020, the WHO declared COVID-19 a pandemic – the first pandemic caused by a coronavirus. The Chinese provinces surrounding Shanghai, where we acquired the majority of our equipment, were subject to travel quarantines, power restrictions, the temporary closure of stores and manufacturing facilities and shelter-in-place orders that restricted access to equipment manufacturing facilities by workers.

Shanghai and nearby provinces were limited in their power consumption from September through October 2021 which caused significant delays in manufacturing of equipment. COVID-19 related interruptions also impacted manufacturers’ ability to access steel and raw materials further delaying manufacturing. Manufacturing delays combined with measures to combat COVID-19, equipment orders made in 2021 were pushed six to eight months into 2022 and resulted in operating and shipping cost overruns. Although the manufacturing, shipping and transportation have started to recover since the end of December 2021, construction of our plant in Nisku, Alberta was delayed more than six months and resulted in CDN$3.2 million over the original capital budget of CDN$13.3 million (24% overrun) which has materially affected our cash flows, financial and operating results. We require additional investment capital to commission and expand the plant and commence operations.

The impact has delayed forecasted revenue targets for 2024. Any additional impact from COVID-19 or other global pandemics may further impact our plant commissioning and production of products, conversion of customers into sales and delay our business plans.

Government Policies may Impact our Business and Operating Results

We have not seen any negative impact of unfavorable government policies upon our business directly. However, our business and operating results will be affected by the overall economic growth and government policies in Canada as it relates to international business relationships, in particular with the United States, the PRC and European countries. The conflict between the Russian Federation (“Russia”) and Ukraine and conflicts in the Middle East put negative pressure on the North American capital markets which negatively impacted our sector peers. The conflicts have also put increased world scrutiny on the relationship between PRC and the Republic of China (“Taiwan”). The response to global issues by the Canadian and U.S. governments could reduce demand for our products among identified potential customers and could materially and adversely affect our results of operations. However, we will seek to make adjustments as required if and when government policies shift.

In addition, we are reliant on access to refinery residues and/or bitumen. While we use these industrial by-products to produce non-combustible super activated carbon products for the electrical and environmental industries, a change in government policy regarding the mining and handling of this material would materially and adversely affect our results of operations. Currently, both the Alberta and Canadian governments have supported the Nisku project by providing grants and grant commitments totaling approximately CDN$7.7 million for ASAC and CDN$2.4 million for ESAC.

Exchange Rate Fluctuations may Significantly Impact our Business and Profitability

The majority of our major equipment is purchased from the PRC and some of the chemicals used in our activation process are also purchased from the PRC, using both RMB and United States currency. Thus, our cost of expansion, operating costs and operating results may be impacted by exchange rate fluctuations between RMB, U.S. dollars and Canadian dollars. For the 12 months ended December 31, 2022 and 2021, we had an unrealized foreign currency translation loss of CDN$11,414 and CDN$81,073, respectively, because of changes in the exchange rates. For the six months ended June 30, 2023 and 2022, we had an unrealized foreign currency translation loss of CDN$2,300 and CDN1,600 respectively, because of changes in the exchange rates.

Access to Additional Investment Capital

We are reliant on access to investment capital to complete and commercialize our ASAC and ESAC technologies and the accompanying consolidated financial statements have been prepared on a going concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business. We are focused on raising additional capital to complete the expansion of our Nisku plant and our ESAC pilot study in order to research, develop and commercialize ASAC, ESAC and other industry-leading technology. Our ability to continue as a going concern is dependent on accessing additional funding and support from investors and government agencies.

The financial statements and this MD&A do not reflect adjustments in the carrying value of the assets and liabilities, the reported expenses and losses and the statement of financial position classifications that would be necessary if the going concern assumption were not appropriate.

Selected FINANCIAL Information

	Six months ended June 30,
(in ’000s and CDN$, except as noted)	2023	2022

Revenue	$-	$-
Loss from operations	$(1,195)	$(1,343)
Net loss and comprehensive loss	$(2,491)	$(1,888)
Earnings per share

(in ’000s and CDN$, except as noted)	2022	2021

Revenue	$-	$-
Loss from operations	$(3,553)	$(3,600)
Net loss and comprehensive loss	$(5,738)	$(3,174)
Earnings per share
Total assets	$16,009	$11,048
Total non-current liabilities	$6,530	$4,275
Weighted avg. common shares outstanding	32,750	25,585
Common shares outstanding	32,750	32,750

(in ’000s and CDN$, except as noted)	June 30, 2023	December 31, 2022
Total assets	$16,514	$16,009
Total non-current liabilities	$6,182	$6,530
Weighted avg. common shares outstanding	32,750	32,750
Common shares outstanding	32,750	32,750

Results of Operations

Six months ended June 30, (in ’000s, except as noted)	2023	2022	Variance	%
Revenue	$-	$-	$-	-
Research and development	459	182	(277)	-152%
Stock based compensation	261	270	9	3%
Salaries and benefits	235	297	62	21%
Consulting fees	140	152	12	8%
Legal fees	45	76	31	41%
Accounting and audit fees	135	12	(124)	1,062%
Bad debt expense	(519)	35	554	1,584%
General and administration	40	37	(3)	-8%
Insurance	11	9	(2)	-23%
Sales and marketing	-	16	16	100%
Depreciation:
Property, plant and equipment	259	138	(121)	-88%
Right of use assets	128	119	(9)	-8%
Loss from operations	1,195	1,343	148	11%
Other items:
Finance expenses	1,526	915	(611)	-67%
Loss on foreign exchange	2	2	-	-%
Government subsidies	(81)	-	(81)	-100%
Change in fair value	(32)	(34)	(2)	5%
Government grants	(120)	(339)	(212)	65%
Total loss and comprehensive loss	$2,491	$1,888	$(603)	-32%
Net loss per share
Basic and diluted loss per share	$(0.08)	$(0.06)

(in ’000s, except as noted)	2022	2021	Variance	%
Revenue	$-	$-	$-	-
Research and development	1,003	243	(759)	-312%
Stock based compensation	739	1,527	789	52%
Salaries and benefits	445	99	(346)	-347%
Consulting fees	285	253	(32)	-13%
Legal fees	156	454	298	66%
Accounting and audit fees	101	78	(23)	-29%
Bad debt expense	95	553	459	83%
General and administration	32	42	10	24%
Insurance	28	17	(11)	-67%
Sales and marketing	25	28	3	10%
Depreciation:	-	-
Property, plant and equipment	401	125	(276)	-220%
Right of use assets	245	179	(65)	-37%
Loss from operations	3,553	3,600	47	1%
Other items:
Finance expenses	3,059	295	(2,764)	-936%
Loss on foreign exchange	11	81	70	86%
Government subsidies	(77)	(88)	(11)	12%
Change in fair value	(155)	3	158	6046%
Government grants	(653)	(717)	(63)	9%
Total loss and comprehensive loss	$5,738	$3,174	$(2,564)	-81%
Net loss per share
Basic and diluted loss per share	(0.18)	$(0.10)

During the six months ending June 30, 2023, we incurred a loss from operations of CDN$1.2 million (CDN$1.3 million for the six months ended June 30, 2022) largely resulting from a one-time recovery of bad debt of $519,000 from loans extended to spin-off companies and later recovered. Research and development expense increased from $182,000 during the first six months of 2022 to $459,000 during the same period in 2023 for a $277,000 increase (152%). This was a result of a lower SR&ED tax credit accrual which dropped by $274,000 period over period. We also recognized audit fees in the first six months of 2023 resulting in an increase of $124,000 in accounting and audit fees over the six months ending June 30, 2022. Total loss and comprehensive loss increased from $1.9 million for the six months ending June 30, 2022 to $2.5 million during the same period in 2023. In addition to the loss from operations, we recognized an additional $611,000 in finance expenses which includes accrued interest on the convertible notes and additional penalties for notes that matured during the period. We also recognized less government grants as work on the Nisku plant was slowed as we awaited additional project and working capital. Government grants decreased from $339,000 for the six months ended June 30, 2022 to $120,000 in the same period in 2023.

During the period ending December 31, 2022, we incurred a loss from operations of CDN$3.6 million (CDN$3.6 million in 2021) which is presented in our financial statements net of Canada’s SR&ED income tax credit. In 2022, we increased our investment in research and development which includes an increase in investment in the development of our Nisku, Alberta, ASAC manufacturing facility which resulted in an increase in gross expenditures from CDN$1.3 million in 2021 to CDN$2.0 million in 2022 for a 56% increase. After applying the SR&ED claim of CDN$983,000 and CDN$1.0 million in 2022 and 2021, respectively, net research and development expense was CDN$1.0 million in 2022 (CDN$243,000 in 2021) for an increase of 312%. Salaries and benefits rose by CDN$346,000 in 2022 (CDN$99,000 in 2021) for an increase of 347% as we increased our staff compliment, expanded our leadership team and added an employee benefit plan as both a retention strategy and as a way to attract new employees. Depreciation expense also increased to CDN$646,000 (CDN$304,000 in 2021) for an increase of 112% as we began depreciating certain assets not under construction including right of use assets and leasehold improvements. Increases in expenses were offset by significant reductions in stock-based compensation of CDN$739,000 (CDN$1.5 million in 2021); legal fees of CDN$156,000 (CDN$454,000 in 2021); and bad debt expense of CDN$95,000 (CDN$553,000 in 2021) which resulted in a 1% variance between the loss from operations in 2022 and 2021. Stock based compensation decreased by CDN$785,000 (52%), largely resulting from increased option prices and longer vesting periods on new stock options issued. Stock based compensation was measured at fair value as at December 31.

We also experienced a significant increase in finance expenses from CDN$295,000 to approximately CDN$3.1 million. Finance expenses in 2022 were comprised of interest expense (CDN$656,000), accretion expense (including penalties associated with the Notes of CDN$839,000 and a fair value adjustment of the Notes of CDN$928,000), deferred financing fees (CDN$481,000) and lease financing fees (CDN$155,000). Accretion expense is the difference between the fair value of the Notes and the carrying amount on our balance sheet.

Stock-based Compensation

On August 31, 2021, the directors of AdvEn Inc. (formerly Nano Innovations Inc.) approved a stock option plan that provided for up to 10% of the total issued and outstanding shares of the Company to be issued from time-to-time by the board to employees, directors, officers and key consultants of the Company (the “Plan”). Subsequent to December 25, 2021, the Plan became the formal stock option plan for the combined legal entity including our wholly owned subsidiary AdvEn Industries Inc.

In 2022, we awarded a total of 950,245 share purchase options to an independent director and employees of the Company at an exercise price of CDN$0.65 per share, vesting over three (3) years and exercisable over 10-years. Upon initial recognition, the fair value of these options was CDN$1.0 million which has been amortized over the vesting period.

In 2021, we awarded 2,968,756 share purchase options at a weighted average exercise price of CDN$0.11 per share as performance awards to the Chief Technology Officer and two companies controlled by the former Chief Executive Officer during the period from January 1, 2021 through December 31, 2021 (2022 nil).

Prior to the completion of the share exchange between AdvEn Inc. and AdvEn Industries Inc. on December 25, 2021, share purchase options were granted on an ad hoc, as needed, basis by the board of directors of AdvEn Industries Inc. During the period from January 1, 2021 through December 25, 2021, the Board awarded 2,237,312 share purchase options to the senior executives and directors of AdvEn Industries Inc. These options were exercised at CDN$0.08 during the same period resulting in proceeds of CDN$174,000 with a fair value of CDN$1.5 million. Similarly, the board of directors of AdvEn Industries Inc. canceled 41,892 share purchase options previously granted to our employees.

During 2021, we issued 731,444 share purchase options to the management of AdvEn Inc. (formerly Nano Innovations Inc.) and employees of the combined entity with a vesting period of two years and exercisable at CDN$0.30 per share. The options have reduced the vesting period by 50% at the time of an initial public offering.

The fair value of share purchase options is calculated as at the option grant’s effective date using a multi-node call option pricing model that considers the exercise price, vesting period and expiry date of the grant, along with certain assumptions regarding market pricing, risk free interest rates and volatility. Share-based compensation is amortized over the vesting period and recognized in profit and loss and accrued in equity. As the Company is a private corporation preparing for a liquidity event and share purchase options may be exercised at any time once vested, the Company elected to use a multi-node call option pricing model (see Note 19 of the Notes to the Consolidated Financial Statements).

As of December 31, 2022, there was CDN$572,000 (CDN$288,000 in 2021) of unrecognized compensation cost related to options granted under the Plan. This compensation cost is expected to be recognized over a period of from two to three years depending on the grant date. As of December 31, 2021, there was CDN$288,000 of unrecognized compensation cost related to options granted under the Plan. This compensation cost is expected to be recognized over a period of from two to three years depending on the grant date.

During the six months ended June 30, 2023, we recognized an additional $260,000 in stock-based compensation and no new options were granted.

Bad Debt Expense

During 2021, AdvEn Industries Inc. licensed certain technologies to two companies controlled by AdvEn Industries Inc. shareholders (the “Spinout”) in order that the original shareholders of AdvEn Industries Inc. would benefit from unrelated technologies to ASAC and ESAC prior to the share exchange with AdvEn Inc. During the period from January 1, 2022 and December 31, 2022, AdvEn accumulated CDN$95,000 in recoverable expenses related to the Spinout in order to support the ongoing operations of the Spinout companies during their transition period and thereafter. During the period from February 5, 2021, the effective date of the Spinout, through to December 31, 2021, AdvEn accumulated CDN$553,000 in recoverable expenses. In determining the collectability of the amounts due, management assessed the financial strength, independence and reliance on the Company to determine if each entity could repay the obligations and continue operations as a going concern. While each entity has its own management and operates independently of AdvEn, each Spinout company is dependent on accessing additional funding and support from investors as they have no cash flow from operations with which to repay the amounts owing to AdvEn.

As a result, we took a write down of CDN$95,000 (CDN$533,000 in 2021) to reflect the future uncertain collectability of these amounts. Subsequent to December 31, 2022, we received two payments of CDN$478,000 and CDN$69,000 of which CDN$519,000 will be reported as a gain resulting from the recovery of bad debt and the balance of CDN$28,000 will be recorded against prepaid expenses for recover of lease and other deposits.

During the six months ended June 30, 2023, we recovered CDN$519,000 in bad debt expense.

Research and Development Expenses

We are currently working on multiple research and development projects to deliver high-performance technologies for converting hydrocarbon by-products to non-combustion applications for electrical energy storage and environmental mitigation with superior performance, lower production costs and significant improvements in greenhouse gas emissions when compared to our peers. This work includes enhancements to ASAC, the pilot study for ESAC and resulting improvements and other next generation developments for our target markets including carbon black. Salaries and benefits for the research and development team increased by 141% and represented 79% of total research and development expenditures in 2022 (51% in 2021). For the six months ended June 30, 2023, salaries and benefits declined to $593,000 from $819,000 during the six months ended June 30, 2022 for a decrease of 28%). The increase in wages is largely a result of the organization increasing capacity to support commissioning of the ASAC manufacturing plant including quality and assurance testing and preparation to launch the ESAC pilot study in 2023.

Research and development costs are tracked by project. As such, they are qualified under the SR&ED tax credit programs offered by the Government of Canada and the Alberta Government and administered by the Canada Revenue Agency. SR&ED is an investment tax credit (“ITC”) applicable to companies that conduct research and development activities in Canada. As of December 31, 2022, AdvEn was a Canadian controlled private corporation (“CCPC”) operating in Alberta, Canada, and as such, was eligible for refundable SR&ED ITCs of 55% on eligible expenses resulting in a tax refund of CDN$983,000 in 2022 (CDN$1 million in 2021). SR&ED ITCs may be carried back three years or carried forward up to 20 years. We may also claim an additional 15% of non-refundable ITCs thereby reducing its future income tax burden. Upon completion of a public listing, the Canadian federal portion of the SR&ED credit will be capped at 15% of eligible expenses and will no longer be refundable in the form of cash, but instead applied against taxable earnings. The Alberta portion of the SR&ED credit is capped at 8% for companies with a Taxable Capital Employed in Canada below $10 million and a declining balance on Taxable Capital between $10 million and $40 million. We do not expect to benefit from the Alberta tax credit following a public listing. The change in status from a private to a public company will not affect prior claims.

We applied our refundable ITC as an offset to its research and development expenses. Total expenditures were CDN$2.0 million in 2022 (CDN$1.3 million in 2021) and CDN$915,000 for the six-month period ended June 30, 2023 (CDN$912,000 for the six-month period ended June 30, 2022). When the offset is applied, the net research and development expense was CDN$1.0 million in 2022 (CDN$243,000 in 2021) for a 312% increase over 2021, and the net research and development expense was CDN$459,000 for the six-month period ended June 30, 2023 (CDN$182,000 for the six-month period ended June 30, 2022) for a 152% increase over the six-month period ended June 30, 2022.

	Six months ended June 30,		Variance
(in ’000s, except as noted)	2023	2022	Amount	Change

Salary and benefits	$593	$819	$226	28%
Shipping expenses	-	(158)	(158)	100%
Patent expense	33	30	(3)	(10)%
Materials and supplies	67	86	19	22%
Professional fees	1	56	55	98%
Facility operating costs	156	62	(94)	(151)%
Repairs and maintenance	-	2	2	100%
Travel and other costs	4	16	12	73%
Utilities	61	-	(61)	(100)%
Total	915	912	(3)	(0)%

SR&ED ITC credit	(456)	(730)	(274)	38%
Research and development, net of SR&ED	459	182	(277)	(152)%

	Year ended December 31,		Variance
(in ’000s, except as noted)	2022	2021	Amount	Change

Salary and benefits	$1,570	$650	$(920)	(141)%
Shipping expenses	(154)	172	327	189%
Patent expense	35	145	110	76%
Materials and supplies	297	92	(205)	(223)%
Professional fees	57	83	26	31%
Facility operating costs	117	78	(39)	(49)%
Repairs and maintenance	4	22	19	83%
Travel and other costs	19	18	(1)	(8)%
Utilities	40	9	(31)	(345)%
Total	1,986	1,271	(715)	(56)%

SR&ED ITC credit	(983)	(1,028)	(44)	4%
Research and development, net of SR&ED	1,003	243	(759)	312%

R&D expenses by project are summarized below:

	Six months ended June 30,
(in ’000s, except as noted)	2023	2022

Advanced Super Activated Carbon (“ASAC”)	$614	$556
Electrode Super Adhesive Coating (“ESAC”)	301	356
Advanced Hard Carbon (“AHC”) and other	-	-
Total	915	912

	Year ended December 31,
(in ’000s, except as noted)	2022	2021

Advanced Super Activated Carbon (“ASAC”)	$1,357	$908
Electrode Super Adhesive Coating (“ESAC”)	633	168
Advanced Hard Carbon (“AHC”) and other	-	195
Total	1,990	1,271

During the period, we also performed testing of refinery by products for two major oil companies to determine their suitability for our ASAC process. We plan to continue providing these services on an ad hoc, as needed, basis.

Depreciation

In 2019, we adopted IFRS 16: Leases as was required after January 1, 2019. The standard provides a single lessee accounting model requiring lessees to recognize all assets and liabilities resulting from its leases unless the term of lease is less than 12 months. Leases are recognized as a right of use asset and a corresponding liability when the leased asset is available for use by the Company. Assets are measured at cost and liabilities are measured on a present value basis upon initial recognition. Right of use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis (see notes 3m, 9 and 13 of the Notes to the Consolidated Financial Statements). During the period, we depreciated right of use assets associated with an office, research lab and the Plant by CDN$245,000 in 2022 (CDN$179,000 in 2021). On March 28, 2022, we leased office space in Calgary, Alberta, Canada as its corporate headquarters for a six (6) year term recognizing a right of use asset and corresponding liability of CDN$481,000.

As of December 31, 2022, we held CDN$11.7 million in net property, plant and equipment assets (“PP&E”) (CDN$12.7 million in 2021), primarily associated with the Nisku plant construction, adjusted for accumulated depreciation. PP&E is initially measured at cost including the purchase price and any costs directly attributable to bringing the asset into working condition for its intended use (“Commissioning”). The cost of self-constructed assets includes the cost of materials, direct labor and other costs associated with Commissioning. As of December 31, 2022, the majority of PP&E assets were not fully commissioned and therefore recognized at the purchase price plus commissioning costs applied to date and assets not yet in use (i.e., Commissioning was incomplete) were not depreciated. During the year ended December 31, 2022, we recognized CDN$401,000 in depreciation expenses related to its PP&E (CDN$125,000 in 2021).

During the six month period ended June 30, 2023, we incurred $487,000 in depreciation expense compared to $257,000 during the same period in 2022 for an increase of $130,000.

Summary of Quarterly Results

(in ’000s and CDN$, except as noted)	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022

Revenue	$-	$-	$-	$-

Expenses:
Stock based compensation	193	275	149	121
Bad debt expense	60	-	-	35
Legal fees	27	53	48	28
Consulting fees	80	53	116	36
Research and development	572	276	158	49
Depreciation:
Right of use assets	95	31	55	64
Property, plant and equipment	143	120	85	53
Accounting and audit fees	(64)	154	11	1
Salaries	(3)	151	183	114
General, administration, sales and other expense	(11)	6	33	4
Loss from operations
Finance expense	1,508	635	556	359
Loss (gain) on foreign exchange	2	7	(4)	5
Change in fair value	(88)	(34)	5	(39)
Government grants and subsidies	(223)	(169)	(211)	(128)
Total loss and comprehensive loss	2,292	1,558	1,184	704

(in ’000s and CDN$, except as noted)	June 30, 2023	Mar 31, 2023

Revenue	$-	$-

Expenses:
Stock based compensation	114	147
Bad debt expense	(519)	-
Legal fees	6	39
Consulting fees	104	36
Research and development	246	213
Depreciation:
Right of use assets	64	64
Property, plant and equipment	130	129
Accounting and audit fees	32	103
Salaries	114	121
General, administration, sales and other expense	44	4
Loss from operations	335	857
Finance expense	479	1,047
Loss (gain) on foreign exchange	(7)	9
Change in fair value	(12)	(20)
Government grants and subsidies	(99)	(102)
Total loss and comprehensive loss	696	1,791

OTHER OPERATING ACTIVITIES

Finance expenses increased from CDN$295,000 in 2021 to CDN$3.1 million in 2022 primarily as a result of accretion resulting from the increased carrying costs of the Notes of CDN$1.8 million (CDN$15,000 in 2021), CDN$636,000 in interest expenses related to the Notes (CDN$12,000 in 2021), the amortization of deferred financing fees of CDN$470,000 (CDN$10,000 in 2021), interest related to lease liabilities of CDN$155,000 (CDN$142,000 in 2021) and interest related to other liabilities of CDN$32,000 (CDN$116,000 in 2021) (see Note 22 of the Notes to the Consolidated Financial Statements).

During the period ended December 31, 2022, we recognized losses of CDN$11,000 from foreign exchange (CDN$81,000 in 2021) due to our international purchase of equipment for the Nisku plant.

During the period ended June 30, 2023, finance expenses increased to $1.5 million from $915,000 during the first six months of 2022, for a variance of $611,000. The variance is a result of an increase in interest expenses on leases to $164,000 (2022 nil), interest on the convertible notes of $489,000 ($324,000 in 2022) and accretion expense of $694,000 ($336,000 in 2022) as a result of the temporary differences between the carrying amount and the face value of the convertible notes. This was offset by a decrease in other interest to $1,000 for the six month period ended June 30, 2023 ($67,000 for the six month period ended June 30, 2022) and a decrease in amortization of deferred financing fees to $61,000 for the six month period ended June 30, 2023 ($228,000 for the six month period ended June 30, 2022).

Government Grants and Subsidies

On March 25, 2021, AdvEn entered into a project funding agreement with SDTC for up to CDN$3.85 million for the development of the Nisku plant. On March 29, 2021, SDTC increased its grant by CDN$192,500 for COVID-19 relief for an updated total of CDN$4,042,500. SDTC is a not-for-profit foundation whose purpose is to foster the development and adoption of technologies that contribute to a sustainable development infrastructure in Canada and help private businesses rapidly develop and demonstrate pre-commercial technologies that address climate change, clean air, clean water and clean soil. The grant is broken down into four milestones and the agreement includes representations and warranties by the Company for performance. Year-to-date, there is a total of CDN$1.4 million outstanding from this grant from the final two tranches:

		Target Achievements		Measure of Success		Amount
SDTC Payment #3	●	20 kg samples produced from the Nisku plant for internal testing and customer evaluation	●	Produced ASAC meets committed quality and quantity	CDN$	1,055,224
	●	Batch samples from the production plant sent to Letter of Intent end users for final validation	●	Final purchase orders signed by the end users
	●	Receipt and acceptance by SDTC milestone report	●	Fully funded capital project
	●	Evidence satisfactory to SDTC that sufficient financing is in place to complete the rest of the project
SDTC Payment #4	●	Streamline the production process to meet the quality and quantity of signed purchase orders	●	Production report indicating produced volumes and quality assurance/quality control testing	CDN$	385,000
	●	Expand ASAC types to be produced from the plant, pursue additional end-user engagements and eventually gain their signed purchase orders	●	New customer purchase orders (as achieved)
	●	Review and evaluate actual plant operating costs and identify opportunities to improve safety, quality, efficiency, reliability and sustainability	●	Plant operability report and recommended improvements

The contract between the Company and SDTC is not time bound and we are not obligated to repay the amounts advanced. However, the agreement includes termination and default provisions for an incomplete project which may result in a requirement to repay amounts advanced and surrender the ASAC Project Intellectual Property to the Government of Canada. In such an event, we may also be required to enter into a non-exclusive licensing agreement for our background intellectual property, specifically Canadian patent pending 3,023,365. Upon completion of the term, we are obligated to provide SDTC with access to our books and records and permit a review of same by the Auditor General of Canada or other SDTC appointed third party auditor. In addition, we are obligated to use commercially reasonable efforts to ensure any foreground intellectual property resulting from the project is commercially exploited within five years or we will be deemed to have granted the Government of Canada a non-exclusive, royalty-free, perpetual, transferrable right to use commercialize, modify and sublicence both the foreground and background intellectual property used in the project (“License Penalty”). The agreement further restricts the transfer of the intellectual property to a non-resident of Canada without SDTC consent for a period of five years from the date of completion or be subject to repayment of 110% of the monies advanced plus provide the License Penalty. Following the five-year period, there is no potential risk of repayment.

On April 1, 2021, we entered into an investment agreement with Alberta Innovates for the development of the Nisku plant. The investment agreement included an initial tranche of CDN$2 million followed by milestone payments, with the total investment not to exceed CDN$3.6 million. This agreement may be amended or extended by mutual consent. Year-to-date, there is CDN$nil outstanding from this grant. On February 24, 2023, AdvEn renegotiated its terms with AI resulting in early installments of payments #4 and #5 and is still required to provide evidence of the completion of target achievements and measures of success by December 31, 2023 in order to avoid repayment of the advance. As of the date of this prospectus, AI has verbally agreed to extend this date to April 30, 2024. Milestones #4 and #5 are described as follows:

		Target Achievements		Measure of Success	Amount
AI Payment #4	●	Facility construction and improvements complete	●	Office and facility move-in ready; employees recruited and trained	CDN$	175,000
	●	Pre-commissioning and Factory Acceptance Tests performed at the factory and onsite	●	Equipment tested and warranty repairs requested as necessary
	●	Equipment is installed, connected and finally tested for operations	●	Production line properly installed and ready for production commissioning
	●	Plant is fully commissioned and operating smoothly	●	Production line 100% ready to commence operations
AI Payment #5	●	Validation of product consistency including: passing quality assurance/quality control testing; ASAC sent to customers; lock in long-term purchase orders/contracts	●	Batch samples sent to customers and firm confirmation of longer-term purchase orders	CDN$	175,000
	●	Process optimization	●	Ensure product consistency; optimize ASAC output; establish high production line reliability
	●	Deliver product in accordance with purchase orders

If we do not complete milestones #4 and #5 prior to April 30, 2024, we may be required to repay the final payment of $325,000. As of the date of this prospectus, 100% of the funds have been advanced under this agreement.

Overall, for the period ending December 31, 2022, the Company has received CDN$2.3 million in additional grant payments (CDN$3.6 million in 2021). As this funding relates to a capital project that is under construction, and includes specific milestones, the amounts are recognized in profit and loss as we achieve our milestones or the underlying assets are put to use. AdvEn recognized CDN$653,000 in grant and subsidy payments to profit and loss in 2022 (CDN$717,000 in 2021).

Provision for legal dispute

We experience disputes with trades and contractors in the normal course of business when undertaking capital projects such as the one in Nisku, Alberta. While these disputes are normally handled through other dispute management mechanisms, occasionally the parties disagree, and they result in legal action by one party.

During the period ending December 31, 2022, no such claims were filed, however subsequently we were required to respond to claims totaling CDN$198,764 for work which occurred in 2022.

During the period ending June 30, 2023, no additional claims were filed.

As there is a reasonable probable outflow of resources in the future, and this outflow can be estimated, therefore we have elected to include a settlement provision based on management’s best estimate. We have further estimated the settlement of the claim using the probability method and the present value of the resulting estimate for purposes of the accrual as follows:

Probability of success		46%
Adjusted claim value		107,333
Duration of lawsuit in years		2
Court assigned interest rate per annum		3.80%
Total payable	CDN$	115,825
Cost of capital		15%
Present value of claim	CDN$	87,580

On February 7, 2023, we filed a statement of defense and are now going through a discovery process with the plaintiff as no settlement offer has been accepted.

Liquidity

Cash generated from (used in) our activities is summarized as follows:

As at (in ’000s and CDN$, except as noted)	June 30, 2023	June 30, 2022

Net cash provided by (used in):
Operating activities	$2,336	$327
Investing activities	(1,654)	(4,325)
Financing activities	1,421	1,758
	$(2,103)	$(2,240)

As at December 31, (in ’000s and CDN$, except as noted)	2022	2021

Net cash provided by (used in):
Operating activities	$(1,862)	$1,123
Investing activities	(3,500)	(319)
Financing activities	2,710	1,907
	$(2,652)	$2,711

As of December 31, 2022, we had cash and cash equivalents of CDN$67,000 (CDN$2.7 million in 2021). The significant decrease in cash and cash equivalents is largely attributed to a significant investment in property plant and equipment related to the Nisku plant in 2022 of CDN$7.1 million (CDN$4.8 million in 2021) which was offset by a change in non-cash working capital from accounts payable attributed to the Nisku plant capital project of CDN$3.6 million. Cash used in operations reached CDN$1.9 million compared to an operating surplus of CDN$1.1 million in 2021 for a net change of CDN$3.0 million. This is largely as a result of a decrease in non-cash working capital by CDN$2.0 million dropping from CDN$2.4 million in 2021 to CDN$399,000 in 2022, and an overall increase in cash operating and financing expenses. Overall, non-cash working capital increased by CDN$876,000 from a total of CDN$3.1 million in 2021 to CDN$4.0 million in 2022.

Current assets dropped to CDN$2.3 million (CDN$4.2 million in 2021) due to increased spending which was offset by an increase in investment tax credits recoverable of CDN$2.0 million which was subsequently collected. Long-term assets increased to CDN$13.7 million (CDN$6.8 million in 2021) for a net increase of CDN$6.9 million.

Current liabilities increased to CDN$13.0 million (CDN$5.9 million in 2021) primarily a result of the carrying amount of our convertible debentures which increased to CDN$8.5 million (CDN$3.2 million in 2021) and an increase in accounts payable to CDN$4.2 million (CDN$1.8 million in 2021).

Long term liabilities increased by CDN$2.3 million in 2022 resulting from an increase in lease liabilities to CDN$2.2 million in 2022 (CDN$1.8 million in 2021) and an increase in deferred government grants to CDN$4.4 million (CDN$2.5 million in 2021).

During the period, we identified assets that were reported in 2021 as depreciable assets yet were determined, upon assessing the fair value, to not be in the location, condition or stage of completion needed for their use as expected by management (See Note 6 of the accompanying Notes to the Consolidated Financial Statements). As a result, we reclassified CDN$305,000 of production equipment and CDN$920,000 in leasehold improvements as assets under construction. This change correspondingly impacted the reported values of depreciation with an overall adjustment to depreciation expense of CDN$47,000.

Similarly, we identified a variance in the December 31, 2021 carrying value of our convertible debentures of CDN$50,000 and our trades payable of CDN$14,000. Each have been reduced and restated in our Consolidated Financial Statements. The net impact was an increase in assets by CDN$47,000 and a reduction in liabilities by CDN$64,000 for an overall increase in shareholder’s equity of CDN$111,000.

As of June 30, 2023, we had cash and cash equivalents of CDN$2.2 million (CDN$480,000 as of June 30, 2022). The significant increase in cash and cash equivalents is largely attributed to increases in the cash contribution of operating activities to CDN$2.4 million during the period from CDN$327,000 during the first six months of 2022, decrease in investing activities to CDN$1.7 million from CDN$4.3 million during the first six months of 2022, which was offset by a reduction in financing activities of CDN$276,000 from CDN$1.8 million during the first six months of 2022 to CDN$1.4 million in the same period of 2023. Overall, non-cash working capital decreased by CDN$907,000 year over year from CDN$2.8 million during the period in 2022 to CDN$1.9 million in 2023 (See Note 19 of the accompanying Notes to the Condensed Consolidated Financial Statements).

Investment in property plant and equipment related to the Nisku plant in the six months ended June 30, 2023 all but halted with a decline from CDN$6.0 million during the first six months of 2022 to CDN$136,000 in the six months ended June 30, 2023 as we were deploying previously purchased assets. However, we reduced our cash position by CDN$1.5 million during the period ending June 30, 2023 by reducing our Nisku plant related accounts payable.

As of June 30, 2023, current assets increased to CDN$3.0 million from CDN$2.2 million as of December 31, 2022 largely due to an increase in cash resulting from the collection of previously expensed bad debt of CDN$519,000 and the issuance of 1,200 Series A Convertible Preferred Shares for net proceeds of approximately CDN$1.5 million, and receipt of a cash payment for our SR&ED tax credit of CDN$1.3 million during the period. The SR&ED payment was offset by a reduction in the ITC recoverable by a like amount.

As of June 30, 2023, current liabilities increased to CDN$14.7 million from CDN$13.1 million as of December 31, 2022 for an overall increase of CDN$1.6 million. This is comprised of a CDN$1.3 million increase in the carrying amount of the convertible notes and an increase in the accrual for the current portion of deferred government grants of CDN$553,000. This was offset by a CDN$212,000 decrease in accounts payable and a CDN$30,000 payment made to reduce amounts payable to shareholders.

Working capital reached (CDN$11.7 million) at June 30, 2022 down from (CDN$10.8 million) as at December 31, 2022. In the event of a liquidity event at June 30, 2023, we would have a pre-transaction working capital increase by CDN$9.8 million upon the conversion of the convertible notes to Common Shares, and upon reaching our next milestone for SDTC, we will increase our working capital by approximately CDN$1.8 million from both the receipt of cash and the retirement of the deferred government grants.

Operating Activities

Net cash used in operating activities decreased from a surplus of CDN$1.1 million in 2021 to CDN$(1.9 million) in 2022. The variance is largely attributable to the following:

●	An increase in our net loss from CDN$(3.2 million) to CDN$(5.7 million) for a variance of CDN$(2.6 million).

●	A significant decrease in non-cash working capital of CDN$2.0 million attributable to operations.

●	A decrease in stock based compensation of CDN$789,000.

●	Changes in fair value and loss on foreign exchange.

This was offset by:

●	Increase in accretion expense of CDN$1.8 million from CDN$15,000 to CDN$1.8 million.

●	Increase in non-cash financing fees to CDN$470,000 from CDN$10,000.

●	An increase in depreciation expense of CDN$341,000.

Net cash used in operating activities CDN$2.3 million for the period ended June 30, 2023 compared to CDN$237,000 during the first six months of 2022. The variance is largely attributable to the following:

●	An increase in our non-cash working capital from CDN$1.2 million to CDN$3.5 million for a variance of CDN$2.3 million.

●	An increase in accretion from CDN$336,000 to CDN$694,000 for a variance of CDN$358,000.

●	An increase in depreciation by CDN$130,000.

●	Changes in fair value and loss on foreign exchange.

This was offset by:

●	A decrease in financing fees from CDN$217,000 to CDN$61,000 for a variance of CDN$156,000.

●	A decrease in stock based compensation of CDN$9,000.

Non-cash working capital was comprised of:

As of June 30, (in ’000s and CDN$, except as noted)	2023	2022

Deferred government grants	$205	$1,973
Change in accounts payable	(195)	1,256
Investment tax credit recoverable (net of the current year’s claim)	1,268	(730)
Convertible debenture - interest	608	284
Change in accounts receivable	31	179
Change in amounts due to shareholders	(30)	-
Due from related parties	-	-
GIC	-	(30)
Prepaid expenses	49	(88)
	$1,936	$2,843

As of December 31, (in ’000s and CDN$, except as noted)	2022	2021

Deferred government grants	$1,656	$2,877
Change in accounts payable	2,245	1,412
Investment tax credit recoverable (net of the current year’s claim)	(983)	(827)
Convertible debenture - interest	636	-
Change in accounts receivable	333	(348)
Change in amounts due to shareholders	170	(87)
Due from related parties	-	65
GIC	(30)	-
Prepaid expenses	(29)	29
	$3,997	$3,121

The CDN$4.0 million in non-cash working capital adjustments as of December 31, 2022 was generated from CDN$399,000 in operating activities (CDN$2.4 million in 2021) and CDN$3.6 million in investing activities (CDN$765,000 in 2021).

Financing Activities

During the period, AdvEn paid CDN$96,000 in lease interest payments (CDN$145,000 in 2021), received CDN$3.1 million in cash proceeds from the issuance of convertible debentures (nil in 2021), repaid CDN$480,000 in related party promissory notes (CDN$120,000 in 2021) and received shareholder loans totaling CDN$170,000 (nil in 2021). Government grants were recognized in profit and loss and the deferred portion as an adjustment to working capital.

Proceeds from the Notes issued in 2021 were recognized as an investing activity as they were assumed with the reverse merger between AdvEn Industries Inc. and AdvEn Inc.

During the period ended June 30, 2023, we issued approximately CDN$1.5 million in Series A Convertible Preferred Shares. These shares accrue paid-in-kind dividends that are redeemable at the time of conversion of the Series A Preferred Shares into Common Shares, which is to occur when we complete a significant transaction (e.g., this initial public offering).

Investing Activities

During the year ended December 31, 2022, AdvEn invested in CDN$7.1 million in property, plant and equipment (CDN$4.8 million in 2021), including CDN$3.6 million in assets under construction for the Nisku plant (CDN$4.4 million in 2021 as adjusted), CDN$2.7 million in leasehold improvements for the Nisku plant (CDN$290,000 in 2021 as adjusted), CDN$50,000 in production equipment (CDN$56,000 in 2021 as adjusted) and CDN$688,000 in lab equipment, computer systems and office equipment (CDN$111,000 in 2021). We expensed CDN$401,000 in depreciation for the period (CDN$125,000 in 2021 as adjusted) for a total accumulated depreciation of CDN$1.0 million resulting in a carrying amount of property, plant and equipment of CDN$11.7 million (CDN$5.0 million in 2021).

During the six months ended June 30, 2023, AdvEn invested CDN$136,000 in property, plant and equipment (CDN$6.0 million in the same period in 2022) which is comprised of assets under construction CDN$71,000, production equipment CDN$39,000 and leasehold improvements CDN$26,000. Total investment in PP&E reached CDN$12.9 million. We expensed CDN$258,000 in depreciation for the period for total accumulated depreciation of CDN$1.3 million resulting in net property, plant and equipment of CDN$11.6 million as of June 30, 2023.

The majority of assets under construction include manufacturing equipment and components of the supporting infrastructure for our ASAC manufacturing systems including carbonization and activation furnaces, chemical washing and centrifuge stations, demagnetization units, custom storage tanks and platforms, electrical systems and environmental monitoring and control systems.

Share Exchange and Reverse Merger

On December 25, 2021, AdvEn Industries Inc. and AdvEn Inc. (formerly Nano Innovations Inc.) concluded a strategic transaction in order to add management, advisors and directors with public company experience and relevant industry skills to the technical research team of AdvEn Industries Inc. The transaction also required a minimum amount of capitalization in order to advance the Nisku plant construction and provide future access to capital in support of our growth plans.

The two companies undertook a share exchange whereby AI shareholders exchanged 100% of AI shares for 26 million shares in AdvEn Inc. Prior to the share exchange, AI undertook a consolidation of shares on a one-to-0.6445 basis resulting in a total issued and outstanding shares in AdvEn Inc. of 26 million. All reference to Common Shares and per share amounts have been retrospectively restated to effect the reverse split of shares as if the transaction had taken place as at January 1, 2020. As a result, the share exchange resulted in an exchange of shares on a one-to-one (1-1) basis. The total resulting shares issued in AdvEn Inc. (formerly Nano Innovations Inc.) was 32,750,000 of which 79% was owned by the original AdvEn Industries Inc. shareholders.

At the time of the transaction, we compared the concentration of assets, less cash, between AI and AdvEn Inc. as of December 24, 2021 to determine the economic acquirer. As the concentration of assets was primarily held within AI, and the primary asset held within AdvEn Inc. was cash, AI was the economic acquirer. AI also had business processes and inputs that may contribute to the production of products or other economic outputs, thereby classifying AdvEn Inc. as a business. Comparatively, AdvEn Inc. had no such processes or inputs and was therefore not a business under IFRS. As such, the share exchange was accounted for as a reverse merger of AdvEn Inc. by AdvEn Industries Inc. and reported as an investing activity rather than as a business combination between peers. AdvEn Inc. is the surviving legal entity with AdvEn Industries Inc. as a wholly owned subsidiary company.

The Consolidated Financial Statements report the total capitalization of the combined entities retrospectively to reflect the share exchange and consolidation as at the beginning of the reporting period on January 1, 2021. Retrospective adjustments and restatements are not changes in equity but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

Upon initial recognition on December 24, 2021, a summary of AdvEn Inc.’s (formerly Nano Innovations Inc.) net assets is as follows:

As at December 24, 2021 (in ’000s and CDN$, except as noted)	AdvEn Inc.

Cash and cash equivalents	$3,730
Other assets	115
Total assets	3,845

Accounts payable	2
Current portion of Notes	3,063
Convertible debenture derivatives	128
Total liabilities	3,193
Net assets	$652

For purposes of estimating the transaction value, the short-term notes have been presented at face value. However, the notes are a compound financial instrument containing a host liability, a derivative liability and equity. Upon initial recognition following the share exchange and assumption of the liability, the notes have been adjusted accordingly.

The reverse merger resulted in a cash contribution of CDN$3.7 million to our reported investing activities, along with the resulting liabilities and equity.

In addition, at the time of the merger, we entered into share restriction agreements with certain holders of 3,000,000 shares of Common Shares (the “Escrow Shares”). We have power of attorney over the Escrow Shares and they are held in escrow by us until the release of the Escrow Shares upon the occurrence of specific milestones or we decide to repurchase them at a purchase price of $0.001 per share in the event the milestones do not occur prior to or on the applicable milestone date within 120 days of the applicable milestone date. The Escrow Shares will be released in tranches of 2/3 upon the listing of our Common Shares and 1/3 upon completion of one or more offerings of Common Shares at a price and on terms approved by our Board for aggregate gross proceeds of not less than CDN$25,000,000.00, inclusive of the proceeds obtained in this offering. The first milestone was to be met prior to or on May 31, 2022 and the second milestone is to be met upon the 24-month anniversary of the completion of the first milestone. We did not repurchase the Escrow Shares within 120 days from the initial first milestone date, or May 31, 2022, of which has been extended to       , 2024. As of the date of this prospectus, we have not entered into a formal agreement to extend the first milestone date.

Notes

Upon completion of the share exchange between AdvEn Industries Inc. and AdvEn Inc., we assumed CDN$3,859,500 in the Notes with an accompanying warrant for the purchase of our Common Shares within 10 years (“Warrant”).

During the period, we issued additional Notes totaling CDN$3.4 million for a total amount issued of CDN$7.2 million.

The Notes formed part of an offering of securities initiated between us and our financial advisors in order to provide bridge capital leading up to an initial public offering of Common Shares on the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market or the New York Stock Exchange during the subsequent 12 months. The Notes originally matured on the earlier of December 21, 2022 or upon completion of a Liquidity Event (which was extended to March 31, 2024), bear interest at 10% per annum payable through to maturity (which was increased to 15%). The Note may be amended or extended with the consent of holders of the Convertible Notes holding at least 66 2/3% of the principal amount of the Convertible Notes. As of the date of this prospectus, holders holding at least 41% of the principal amount of the Convertible Notes have approved the amendment. The “most-favored-nations” clause contained therein ensures that all Note holders benefit pari-passu. Lastly, there is a default provision increasing the principal amount to 120% of the paid-in principle.

The Warrant may be issued to Note holders following the conversion of the Notes to Common Shares. Note holders have the right to purchase up to 50% of the number of Common Shares issued upon full conversion of the Note which includes the original principal amount plus any accrued interest (which was amended to 100%). The purchase price of one Common Share under the Warrant equals the price of one Common Share issued in the Liquidity Event. The Warrants also include anti-dilution provisions for Exercise Price should we issue equity or equity-like instruments at a lower price per share than the Exercise Price, excluding share incentives under the Stock Option Plan. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event we sell more than 50% of our equity or assets. The Warrants are not issued if the Notes are not converted. The Common Shares issuable upon exercise of the Warrants are being registered in the Resale Prospectus.

Contractual Obligations

We lease the Nisku plant and our head office in Calgary. The Nisku plant lease is a 10-year term and expires on May 31, 2031 and the Calgary office lease is a six-year term and expires on February 28, 2029. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as of December 31, 2022, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

As of December 31, 2022 (in ’000s and in CDN$, except as noted)	December 31

2023	29
2024	126
2025	144
2026	266
2027 and thereafter	1,629
2,193

On September 9, 2022, and again on June 22, 2023, AdvEn engaged consultants to provide the Company with strategic advisory services in exchange for restricted Common Shares in the amounts of 31,000 and 15,000 shares, respectively, for a total of 46,000 Common Shares. We agreed to issue to each consultant restricted Common Shares which shall vest at the time our Common Shares commence trading on a national exchange in the United States. The shares carry registration rights with respect to any post-initial public offering registration statement filed by us, with the exception of registrations of shares issuable under our compensatory plan or with respect to any merger or other business combination. There is significant uncertainty regarding our ability to fulfill the trading requirements associated with the grant of shares as the agreements contain terms that are out of our sole control.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Needs

Our capital needs capital needs include our daily working capital, capital to complete both the ASAC and ESAC projects and commission and expand the Nisku plant and capital to finance the development of our business. With the uncertainty of the current market and the potential impact of any future COVID-19 outbreak, our management believes it is necessary to accelerate our financing options to the extent possible and to be cautious on operational decisions and overhead costs. As of July 31, 2022, approximately CDN$6.2 million of a total grant allocation of CDN$7.6 million, or 82%, of our grant money was collected and the remaining milestones will result in an additional CDN$1.4 million in non-dilutive financing and the ability to commence revenue generating activities. Our management believes that income generated from future operations can satisfy our daily working capital needs within six (6) months of completing plant commissioning and grant milestones.

We plan to raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. See “Risk Factors” herein.

Financial Instruments

We recognize a financial instrument as a financial asset or a financial liability when we become party to the contractual provisions of the instrument or on the origination date as applicable (i.e., accounts receivable). Financial assets and financial liabilities are initially measured at fair value except for financial assets and financial liabilities that are measured at fair value through profit and loss. Transaction costs attributed to a specific acquisition or the issuance of securities are added to the fair value of financial assets and deducted from the fair value of financial liabilities at initial recognition. Subsequent measurement of financial instruments is measured at amortized cost. Our financial instruments include: cash and cash equivalents; accounts receivable; due to (from) related parties; ITCs; recoverable; accounts payable; due from shareholders; related party promissory notes; Notes; lease liabilities; and stock-based compensation.

We derecognize financial assets when the contractual rights or obligations have expired or transferred and when the risks and rewards of ownership of the financial asset have substantially transferred. Any interest in transferred financial assets created or retained as a result of the transfer is recognized as a separate asset or liability.

We derecognize financial liabilities when our contractual obligations are discharged, canceled or expire. During the year ended December 31, 2022, we recognized derivative financial liabilities through the initial recognition of our Notes and non-cash compensation. Derivative financial instruments are measured at fair value and the change in fair value recognized periodically through profit and loss.

Determination of Fair Values

Financial instruments measured at fair value require classification into one of the following levels of the fair value hierarchy:

●	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities;

●	Level 2: Valuations based on observable inputs other than quoted active market prices; and

●	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methods.

We apply the fair value hierarchy in our fair value measurements using Level 1 when available. If Level 1 is not available, fair value is based on Level 2 inputs of internally developed valuation techniques that use, where applicable, current market-based or independently sourced market parameters such as interest rates, currency exchange rates, option and stock volatilities. For certain financial assets and liabilities, we use third-party information as source data and to confirm our valuation methods including indicative dealer quotes, quantitative input from investment advisors and third-party, industry recognized, research and government sources.

Financial Instrument	Fair Value Hierarchy

Cash and cash equivalents	Level 1
Accounts receivable	Level 1
Due to (from) related parties	Level 1
ITCs recoverable	Level 1
Accounts payable	Level 1
Due to (from) shareholders	Level 1
Related party promissory notes	Level 1
Notes	Level 2
Lease liabilities	Level 2
Stock-based compensation	Level 2

Notes are a compound financial instrument that contain a host liability, derivative liabilities and equity as distinct elements accounted for separately. The derivative liability results both from changes in changes in currency exchange rates from United States currency to our functional currency and from uncertainty in the conversion price. As the conversion price will be determined at the time of our initial public offering, the only reliably measurable derivative is the exchange rate.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are recorded at the exchange amount.

Due from related parties:

We have the following amounts due from related parties as of the six month period ended June 30, 2023 and as of the year ended December 31, 2022:

	(in ’000s and CDN$,)
As at	June 30, 2023	Dec. 31, 2022

Recoverable expense from companies controlled by AdvEn shareholders	$0	$39
Demand note with entity controlled by a director	0	35

Total	$0	$74

We determined during audit procedures these amounts are likely uncollectible and created an allowance for bad debt expense resulting in an expense of CDN$74,000 in 2022 (CDN$553,000 in 2021). Subsequent to the reporting periods, no additional funds have been advanced to these entities. On or before April 18, 2023, AdvEn received payment of CDN$478,000 for amounts owed by one related party and on May 31, 2023, AdvEn received an additional payment of CDN$69,000 for a total recovery of CDN$547,000 which will be recorded as taxable gain in 2023.

As of December 31, 2022, we had a promissory note payable to a company controlled by the former Chief Executive Officer of the Company in the amount of CDN$170,000 (2021 nil) and the Chief Technology Officer of the Company in the amount of CDN$60,000 (2021 nil). These notes were subordinated to the Note holders and are non-interest bearing with no fixed term of repayment.

Operating Transactions

During the period from January 1, 2022 through February 28, 2022, the Company continued a service agreement for engineering for management services with a company owned by our former Chief Executive Officer. Fees paid during the year for the service agreement totaled CDN$50,000 (CDN$325,000 in 2021). The agreement was terminated on February 28, 2022.

We paid fees to the University of Alberta for short term rental for lab and equipment. The Director of the lab was a key management personnel of the Company and a full professor at the University of Alberta. The rental fees paid to the University of Alberta for the year ended December 31, 2022 was nil (CDN$24,578 in 2021).

Technology Spinout

Effective February 5, 2021, we issued two licensing agreements for the use of internally created technologies to two separate entities with common shareholders to AdvEn prior to the share exchange (see Note 5 of the notes to the Consolidated Financial Statements). The licenses rely on a single patent that was not in use by us nor intended for commercial exploitation in our current business plan. The licenses provided the unfettered use of the patent for the development of carbon fiber technologies and solid bitumen technologies. We do not expect any further residual economic value from the patent. The net book value of the patent was $nil.

On May 30, 2022, we amended and restated the Technology Acquisition Agreement such that the underlying carbon fiber and solid bitumen technology would be sold to Tangold Inc. for consideration of CDN$250,000 payable in shares of Tangold Inc. and we would retain any residual benefit outside of the carbon fiber and solid bitumen applications resulting from the use of its technology and any derivative technologies.

Critical Accounting Estimates

This MD&A containing a discussion of our financial condition, results of operations and cash flows are based on the financial statements which are prepared in accordance with IFRS as adopted by Canada. The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the carrying amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates and the differences could be material. Estimates, judgments and assumptions are reviewed on a continuous basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods. Key areas of estimation where management has made difficult, complex or subjective assumptions, often as a result of matters inherently uncertain are summarized below.

Going concern

Determining if we have the ability to continue as a going concern is dependent on our ability to achieve profitable operations. Certain judgments are made when determining if we will achieve profitable operations which are not applicable to these financial statements.

Provision for income tax

Deferred tax assets, including those arising from tax loss carry forwards, require management to assess the likelihood that we will generate sufficient taxable income in future periods to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit our ability to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the net deferred tax assets recorded at the reporting date could be impacted.

Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is measured at a point in time and may change in subsequent periods.

Where possible, fair value is determined by reference to quoted prices in the most advantageous active market available to us. In the absence of an active market, fair value is determined on the basis of valuation models, including discounted cash flow models. These models require assumptions of the amount and timing of future cash flows, discount rates and market conditions at the measurement date. External observable market data are used for these assumptions when available. When such data is not available, we use the best possible estimate.

Fair value of assets and liabilities acquired in a business combination

Acquired assets and assumed liabilities are recognized at fair value on the date we effectively obtain control. The measurement of each business combination is based on the information available on the acquisition dates. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and equipment, other assets, liabilities assumed and contingent consideration are based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Allowance for doubtful accounts

We apply an expected credit loss approach in determining allowances for doubtful accounts. The approach that we have taken for trade receivables is a provision matrix approach whereby lifetime expected credit losses are recognized based in aging characterization and credit worthiness of customers. Specific provisions may be used where there is information that a specific customer’s expected credit losses have increased.

Useful lives of property, plant and equipment

We estimate the useful lives of property, plant and equipment based on the period over which the items of property, plant and equipment are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant items of property, plant and equipment. In addition, the estimation of the useful lives of property, plant and equipment are based on internal evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded depreciation expenses for any period would be affected by changes in these factors and circumstances.

Impairment of non-current assets

Property, plant and equipment assets are assessed for impairment at least annually and whenever there is an indication that the asset may be impaired. We determine the fair value less cost of disposal of our cash generating unit “CGU” groupings. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts. process of determining the value in use or the fair values less cost of disposal requires us to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, margins, as applicable, derived from past experience, actual operating results and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

Accrued liabilities

Measurement of accrued liabilities involves the use of estimates to be made by management for determining the amount to be accrued and/or disclosed in the consolidated financial statements. These estimates are based on financial information available to management at the time of preparation of the consolidated financial statements.

Compound financial instruments

We have issued a variety of financial instruments that require judgement to determine whether the security should be classified as an equity instrument, a financial liability or a compound financial instrument with both equity and liability components. Key factors impacting the classification of these instruments include the existence of maturity dates, mandatory interest and principal payments, conversion and redemption rights, subordination to other equity instruments and the ability the settle the instrument in cash or equity.

Revenue

Revenue is recognized when performance obligations are identifiable and recorded when goods or services are delivered to customers. Transaction prices are derived from specific selling prices either at the time of delivery or when a contract is signed with the customer for future delivery of products or services. We determine revenue to be transferred at a point in time when the physical asset or services is immediately transferred or consumed by the end customer. Revenue is considered to be transferred over a period of time when a series of activities are performed over a longer period of time to deliver a service or good to the customer.

Emerging Growth Company Status

As an emerging growth company under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation and less extensive disclosure about our executive compensation arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We may remain classified as an emerging growth company until the end of the fiscal year following the fifth anniversary of this offering, although if the market value of our Common Shares that is held by non-affiliates exceeds USD$700 million as of the second fiscal quarter of any year before that time, or if we have annual gross revenues of USD$1.235 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company on the date that we issue more than USD$1.0 billion of non-convertible debt over a three-year period.

BUSINESS

Our Mission And Vision

Our mission is to create value through the commercialization of carbon-centric advanced technologies utilizing industrial by-products; converting refinery residues into non-combustible materials for energy storage and a clean environment.

Our vision is to become the world’s leading producer of carbon-based precursors for energy storage and clean environment applications with superior technical performance, market-compatible prices and sustainability and maintain a nimble culture centered on innovation, inclusiveness and unconditional positive regard.

Background

We are an emerging growth company located in Alberta, Canada. Through our wholly owned Alberta, Canada subsidiary, AdvEn Industries Inc. founded in 2011, we are commercializing ASAC and ESAC technologies derived from refinery residues and heavy asphaltenes – the non-volatile components of crude oil. We convert asphaltenes into non-combustible products thereby diverting them from traditional waste streams such as fuel oil manufacturing, coking for steel and other heavy greenhouse gas emitting uses. We have completed our 36,000 square foot ASAC manufacturing facility in Nisku, Alberta during the fourth quarter of 2023, with initial estimated production of up to 400 metric tons per year. We intend to use proceeds from this offering to scale the plant to produce up to 800 metric tons per annum. We believe the plant can be further scaled to a capacity of up to 1,200 metric tons per annum with a further capital injection. Our ESAC pilot study commenced in the fourth quarter of 2023 and is currently scheduled to run for approximately 12-18 months through to the fourth quarter of 2024.

During the period from 2011 through 2017, we conducted research into the physical and chemical activation of carbon into a superior product for various activated carbon industries. Early testing used coconut shells, woody residues and other biomass sourced raw materials. ASAC production using asphaltenes, which was patented in 2017 and was the subject of four years of pilot testing by our research and development team, proved to be the most promising. After sending laboratory samples for third-party acceptance testing by potential customers in the ESS industry, the results showed promise for its qualities as a key material in super capacitor manufacturing. In combination with earlier market analysis, similar to that enclosed, capital planning and operational feasibility studies, the results led us to our current path of commercialization for ASAC. The results of our technology, technical, market and financial analysis indicated there was a unique opportunity for the exploitation of high carbon containing refinery residues for use as a premium super activated carbon for multiple industries that would be a viable product for many years in the future. Upon receiving non-dilutive grants from the Canadian and Alberta governments, we proceeded to commence construction of our current commercial facility scheduled to be fully operational prior to December 31, 2024. It is primarily used as the largest raw material in super capacitor manufacturing, and in pharmaceutical manufacturing, industrial manufacturing, liquid and air purification, environmental protection and food and beverage production.

In conjunction with ASAC development and in researching industry developments in electrode manufacturing, we discovered ESAC and patented it in 2017. At the time, major companies were investing in dry technology electrode manufacturing including Tesla’s acquisition of Maxwell Technologies in 2019. According to Electrek8, Tesla continues to have problems ramping up manufacturing due to too many rejections when they increase production volume. After five years of testing, our ESAC formulation for dry electrode technology shows significant improvements that we believe will eliminate the rejection problem experienced by other companies. The ESAC pilot study is intended to demonstrate the commercial viability for the electrode coating in super capacitors and lithium-ion battery manufacturing with equipment designed to produce electrode films at a rate of 15 meters per minute. This type of dry electrode technology, when used in the production of electrodes for super capacitors and batteries, may offer simplified manufacturing, lower capital and energy costs and enhanced performance attributes when compared to existing wet slurry technologies. ESAC also has significant synergies to ASAC as they will both be introduced to the same potential clientele.

[8]	https://electrek.co/2022/09/06/tesla-4680-battery-cell-production/.

Located in Alberta, Canada, our manufacturing facility is in close proximity to several oil refineries where we source refinery residues (our primary raw material). Additional chemical compounds used in our proprietary manufacturing systems are sourced locally, within North America and Internationally depending on price, availability and delivery times.

We will produce ASAC that is within customer specifications for the intended purpose of the final product. We will initially sell ASAC to customers who are primary manufacturers or OEMs producing sub-components for our target industry applications; to customers located in the PRC and within North America. As of the date of this prospectus, we have identified and are pursuing customers and markets within Europe.

We have other revenue in the form of grants and subsidies. We received grant commitments totaling CDN$7.64 million from SDTC and Alberta Innovates in the amounts of CDN$4.04 million and CDN$3.6 million, respectively. SDTC is a not-for-profit foundation for the purpose of fostering the development and adoption of technologies that contribute to the sustainable development technology infrastructure in Canada and by contributing to the rapid development, demonstration and pre-commercialization of technological solutions that address climate change, clean air, clean water and clean soil. AI seeks to solve some of Alberta’s largest industry challenges by supporting research, business growth and by assisting start-up companies to build new technology and drive new ideas. AI has launched its Alberta Carbon Conversion Technology Centre for the purposes of evaluating new carbon capture and utilization technologies at a demonstration scale. The two grants are intended to partially finance our capital expenditures at our Nisku plant with additional funds provided through other grants, income tax credits and private investors.

AdvEn has also been confirmed as a recipient of up to CDN$2 million from Emissions Reduction Alberta (“ERA”) and CDN$425,000 from the National Research Council of Canada’s Industrial Research Assistance Program (“IRAP”) for its ESAC pilot study which has a total budget of approximately CDN$5.7 million spanning 2023 and 2024. The ESAC pilot study commenced in the fourth quarter of 2023.

In addition to ASAC and ESAC, we are currently engaged in other research and development projects to deliver high-performance technology for converting hydrocarbon resources to non-combustion product applications with superior performance attributes, lower-cost and reduced environmental impact to other asphaltene uses and to other companies producing activated carbon from organic sources such as wood, coconut husks and others. These projects are qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses. Similarly, the Government of Alberta provides an additional SR&ED credit of up to 20% on eligible expenses. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology. In 2022, we were eligible for CDN$983,000 (CDN$1,027,544 in 2021) in SR&ED credits which we applied as an offset to our R&D expenditures. Similarly, we received additional subsidies totaling CDN$107,000 in 2022 (CDN$85,156 in 2021).

We have also been engaged in providing technical services to customers within Canada providing analysis and feasibility of various uses for refinery residues and the viability of these waste streams for activated carbon production using AdvEn proprietary technologies. We consider such contracts as an extension of its own internal R&D and have therefore accounted for them as an offset to our direct R&D expenditures. We expect to continue to provide similar technical services to our customers if requested. In 2022, we received CDN$51,000 in contract R&D services and CDN$187,000 in 2021.

Our working capital was negative as of June 30, 2023, December 31, 2022 and December 31, 2021. We used the obtained grant monies to invest in constructing and commissioning our Nisku plant and our ESAC pilot study. We are addressing our negative working capital through careful planning, aimed at balancing our goals to commission our Niksu plant and complete our ESAC pilot study with the need for financial sustainability. Our strategy includes, among other things, enhancing our technical services that we provide, securing additional funding after this offering and transitioning from a grant-funded research phase to generating revenue through commercial operations.

Our Corporate History

AdvEn Industries Inc. was incorporated under the ABCA on October 1, 2011.

In 2015, AdvEn completed a proof of concept for its ASAC technology and launched a pilot project in 2016. Samples of ASAC were sent to several engineering and technology companies for validation resulting expressions of interest from Bolloré Group, Maxwell Technologies and Supreme Power Solutions Co., Ltd.

In 2016, AdvEn completed its proof of concept for ESAC and began planning for its patent submission.

On May 29, 2017, we filed patents for Activated Carbons with High Surface Areas and Methods of Making Same in the United States, Canada, China, multiple jurisdictions within Europe, UAE, Bahrain, Qatar, Oman, Saudi Arabia, Kuwait, India, Mexico, Japan and Korea.

On October 11, 2017, AdvEn filed patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing in the United States, Canada, China, multiple jurisdictions within Europe, India, Japan, Korea and under the Patent Cooperation Treaty (“PCT”).

In 2018, we completed pilot trials using multiple sources of asphaltene feedstocks (refinery by-products), plastic waste and biochar as raw materials.

In 2019, we initiated and successfully completed pilot trials using 100% LC Fining residues, the residual residues that are deemed insoluble after the LC Fining process used by most oil refineries.

In 2020, AdvEn began design and optimization for a commercial scale ASAC manufacturing facility and began exploring financing sources. We also successfully completed laboratory fabrication of ESAC film with a lab tested tensile strength of 2.5 MPa and assembled our first electrodes (cathodes and anodes) for use in super capacitors and lithium ion batteries.

In February 2021, AdvEn secured CDN$2 million in funding from a private investor reaching a total of CDN$6.02 million in paid in capital from management and private investors used to finance the research, development, patents and pilot projects to date.

On March 25, 2021, AdvEn entered into an agreement with SDTC for up to CDN$3.85 million in federal government grants for the ASAC capital project. The grant was updated on March 29, 2021 with an increase of CDN$193,000 for COVID-19 relief for an updated total grant of CDN$4.04 million.

On March 30, 2021, we entered into a lease agreement for a 10-year lease of our 36,000 sq. ft. premises at Unit 300, 3615 – 11th Street, Nisku, Alberta, Canada as the future premises for the ASAC manufacturing facility, ESAC pilot plant and clean room, research and development facilities and operations offices.

On April 1, 2021, we entered into an Investment Agreement with Alberta Innovates for up to CDN$3.6 million in grant funding and subsequently broke ground on the Nisku plant.

On December 25, 2021, AdvEn Industries undertook a share exchange with AdvEn Inc. (formerly Nano Innovations Inc. or “Nano”), a company incorporated under the Business Corporations Act, British Columbia, Canada, whereby 100% of the then issued shares in AdvEn Industries were exchanged for shares in Nano on a share-for-share (1-1) basis. Nano had previously completed a CDN$3,859,500 bridge financing which was used for the Nisku plant capital project and general corporate purposes. The transaction has been accounted for as a reverse merger (see Note 5 of the accompanying Consolidated Financial Statements) although AdvEn was the surviving legal entity. AdvEn Industries was the acquiring entity for accounting purposes. The transaction is accounted for using the purchase method of accounting and was a recapitalization of AdvEn Industry’s capital structure. This resulted in AdvEn Inc. (formerly Nano) being the legal acquirer of AdvEn Industries.

In 2022, we secured an additional CDN$3.29 million under the bridge note structure which was used for the Nisku plant capital project, working capital and general corporate purposes.

On April 26, 2022, AdvEn filed for a trademark in Canada and the United States for the wordmark “AdvEn” in standard characters without claim to any particular font style, size or color.

Nano subsequently undertook a name change on July 27, 2022 to “AdvEn Inc.” following commuting the company from the jurisdiction of British Columbia to Alberta, Canada, and adopted new bylaws that materially conform to both the Alberta Corporations act and the NYSE American governance requirements for quorum.

On June 22, 2023, AdvEn secured USD$1.2 million in Series A Convertible Preferred Shares (“Preferred Shares”) in a non-brokered private offering. The Preferred Shares were offered at USD$1,000 per share, include an 18% dividend rate and automatically convert into Conversion Units upon completion of a public offering or Liquidity Event. Conversion Units consist of one Common Share priced at the Liquidity Event price multiplied by a discount factor of 0.65 (“Conversion Price”) and one common share purchase warrant of the Company at an exercise price equal to the Conversion Price. Warrants may be exercised during a five-year term from the date of issuance.

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this prospectus:

Our Solutions

Our technologies have been developed to address multiple needs in the marketplace:

●	In response to the electrical energy market’s needs for increased storage capacity, faster charge and discharge times and increased cycle times for extended battery and super capacitor life;

●	As a non-combustible use for North American oil refinery by-products that are currently used in gasification, heating oil and other high greenhouse gas emitting uses; and

●	To provide an activated carbon with higher particle surface areas for industrial and pharmaceutical uses in air and liquid filtration.

To address these needs, we have proprietary technologies in various stages of development:

Advanced Super Activated Carbon

Our ASAC provides the foundation for all of our technologies, with patents approved or pending in multiple global jurisdictions. In the fourth quarter of 2023, we completed construction of a 36,000 sq. ft. manufacturing facility designed to initially produce up to 400 metric tons per year, with a design capacity of up to 1,200 tons per year if fully expanded.

Samples of ASAC produced at our pilot facility in Edmonton, Alberta, demonstrated about 30% increased pore volume and corresponding increases in internal surface area. It is this increased pore volume that allows for greater energy storage and faster charge and discharge cycles as the energy can be transferred more efficiently within the carbon. The increased pore volume and resulting high surface areas make ASAC a desirable medium for specialized pharmaceutical and industrial filtration applications that require a rapid filtration media and greater reduction of contaminants. We employ a hybrid manufacturing approach that uses both physical (heat) and chemical (very dilute acids) activation in order to optimize production quality and minimize cost and environmental impact.

By using refinery by-products and our proprietary manufacturing methods in pilot tests over the past four years, our research team determined, the process indicated significant cost reductions as we operate at lower temperatures than coconut shell operations and eliminate the need for high concentrations of toxic chemicals.

We have a strong commitment to sustainability and in pilot tests conducted for the past 4-5 years, our ASAC results in an approximately 65% reduction in greenhouse gas emissions when compared to alternative activated carbon technologies that require the combustion of coconut husks or other fibrous materials. ASAC manufacturing has also been tested using sources of biofuel and bio-oil residues with success should future supply of refinery by-products deplete.

Electrode Super Adhesive Coating

In the third quarter of 2022, we began the planning of our ESAC pilot study which occupies a contiguous space to our ASAC manufacturing facility. The study commenced in the fourth quarter of 2023. Electrode coating manufacture requires a specially fabricated clean room and specialized equipment capable of mixing, processing, drying, cutting and rolling electrodes. Once completed in 2024, the pilot study will employ equipment designed to produce approximately 15 meters per minute of electrode film, sufficient quantities for customer acceptance testing and small-scale specialized test applications. Our proprietary ESAC dry electrode process eliminates the need for drying equipment which reduces the capital expenditure, reduces manufacturing space required by as much as 90% and eliminates operating costs for the energy required to run multiple precision dryers used in slurry manufacturing.

In laboratory tests, ESAC also outperforms both slurry coatings and other dry electrode coating systems by producing film that withstands expansion and contraction with higher durability and tensile strength, and by increasing both the cycle time and number of active cycles through increased active material loading. This translates to a finished product with longer useful life, superior conductive qualities and that can be used under vigorous physical conditions including vibration and temperature fluctuations.

Research and Development

We plan to lead the market with a technology forward approach requiring significant investments in research, development, engineering, quality assurance and operations. What will differentiate our products in the market will be our commitment to sustainability in all of our product development with corresponding reductions in energy costs and greenhouse gas emissions, meeting the precise specifications required by customers through rigorous testing and that all of our products are backed by a well-controlled take-to-market process that supports our image and leading technology approach.

The Market

Throughout this section, we reference a report titled Alberta Innovates: Activated Carbon Info authored by Ecoro BV of the Netherlands dated November 2021, and other sources of information that will be footnoted if appropriate and not readily available through the media. We assume responsibility for the information that is accessible through the hyperlinked website referenced throughout this section.

Activated carbons have a high surface area created by “digging” nano-sized pores in bulk carbon materials, a process called activation. These pores can house externally introduced ions and gas molecules. It is this feature that has created a global market in electricity storage and devices, industrial liquid and gas filtration, pharmaceuticals, health care and consumer products or processes. The lower end of this market is well-established9, growing quickly in some sectors and under heavy commodity pricing pressure. The largest growth areas where demand is quickly outstripping supply, is in high-end activated carbons, with greater surface area and free from contaminants such as metals and ash, used in energy storage (supercapacitor) and in high-end specialty filtration and adsorption (e.g. automotive exhaust treatment, catalyst, medical, pharmaceutical, mercury removal, water treatment, etc.). Many new market applications can potentially be developed in the future such as in gas capturing, storing and/or transporting (methane, natural gas, CO2 and H2, etc.).

The global activated carbon market currently has an annual demand of over 1.7 million metric tons and annual sales of USD$4.5 billion in 2020.10 Research by Ecoro BV conducted in 2021 for Alberta Innovates indicates the high-end activated carbon market is concentrated where suppliers are relatively limited in numbers. For example, Kuraray in Japan supplies to 85% of super-capacitator-grade activated carbon globally. Research CMFE cites a global shortage of clean water and air, along with a push for substantial environmental clean-up, and expects a 12.2% compound annual growth rate (“CAGR”) and reaching USD$10.1 billion by 2027.11 Supercapacitor sales, which contain approximately 50% super activated carbon, are expected to grow from USD$3.3 billion in 2019 to a staggering USD$17 billion by 2027 resulting in a 23.3% CAGR.12 Overall, we estimate a global shortfall of our ASAC grade material of approximately 50,000-60,000 metric tons per year in the next few years.

Our ESAC technology applies to the manufacture of electrodes for energy storage system devices including super-capacitator and all battery types such as currently popular lithium-ion batteries, sodium-ion and solid state batteries, etc. For example, as shown to the right, electrode cost takes up almost half of the whole super-capacitator.

Market opportunities for the energy storage system sector are more significant and rapidly growing. While approximately 50% of the materials in a supercapacitor is super activated carbon, nearly 50% of the cost of production is the electrode itself. Assuming the market growth also represents the cost of raw materials, the need for new, lower cost and higher performing electrode material has never been greater.

[9]	Activated carbon (also known as activated charcoal) is an exceptionally versatile material that can control the vast majority of molecules that pollute the air – that’s more than 150 million catalogued chemicals. Nowadays, activated carbon is used in a range of filters to remove a host of chemicals including volatile organic compounds (vocs). Camfil. (n.d.). Retrieved February 26, 2023, from https://www.camfil.com/en/insights/innovation-technology-and-research/journey-of-activated-carbon#:~:text=The%20first%20recorded%20use%20of,using%20it%20to%20purify%20water.
[10]	ECORO BV, 2021, Alberta Innovates-Activated Carbon Market Info, 38 p., Nov, 2021. The author, Jos Roosen, joined AdvEn Inc. as its Chief Commercial Officer on April 1, 2023.
[11]	ResearchCMFE. (2021, December 16). Global activated carbon market is expected to reach USD 10.1 billion by the end of 2027 - researchcmfe. GlobeNewswire News Room. Retrieved February 24, 2023, from https://www.globenewswire.com/news-release/2021/12/16/2353999/0/en/Global-Activated-Carbon-Market-is-expected-to-reach-USD-10-1-Billion-by-the-end-of-2027-ResearchCMFE.html#:~:text=Pleasanton%2C.

[12]	Supercapacitor market size, share: Future Analysis and trends by 2027. Allied Market Research. (n.d.). Retrieved February 24, 2023, from https://www.alliedmarketresearch.com/supercapacitor-market.

Grand View Research estimates the global market for lithium ion batteries was approximately USD$48.2 billion in 2022 growing at a CAGR of 18.9% through to 2030 for an estimated market size of USD$183 billion.13 Demand for lithium ion batteries and hybrid batteries has been largely attributed to the automobile sector’s commitment to converting their fleets to predominantly electric vehicles over the coming years.13

2.1	Target Market / Customer Profile

The near-term target customer for ASAC is the activated carbon customer demanding exceptional electron capture and release, low contamination or residual solids and a competitive price. We are initially focused on super capacitor materials for energy storage system and industrial, medical and consumer filtration in catalyst, pharmaceutical, water, gas/air and food/beverage, etc. Customers are distributed all around the world and include major conglomerates as well as independents.14 Companies that consume catalyst AC for pharmaceutical uses include: Univar Solutions Inc., Teva Pharmaceutical Industries Ltd., Pfizer Inc., Bayer AG, Merck KGaA and others.

We believe that the recent changes in the world situation, and increased demands for clean air, water and land by investors, governments and investors, favor our marketing and sales prospects. Some specific examples follow15:

1.	Activated carbon is a “widely traded” commodity with significant market fluctuations. This is indicative of a low-cost producer strategy which also means a small investment in research, development and capital expenditures. We believe our niche approach based on advanced technologies serving the energy storage system market will allow us to sell at higher margins, not be subjected to commodity pressure and expansion opportunities commensurate with industry growth.

2.	In 2019, the U.S. was the second largest consumer for activated carbons, behind China. Consumption in the U.S. was approximately 270,000 metric tons and its production was 242,000 metric tons. We believe that our proximity to the U.S., the net importer status, the early adoption of advanced technology and the generally positive trade relations between Canada and the U.S., make the U.S. a significant market for AdvEn.

3.	China supplies most of the AC in the world representing a 35% market share in 2019. The pandemic, supply chain issues and trade relations with the U.S. have reduced capital investment in activated carbon within China which we believe indicates a lag in technology adoption. China has also been the subject of several actions, and reviews, resulting from anti-dumping rules imposed by US in the Tariff Act of 1930.

4.	India was the second largest activated carbon producing country in the world at 309,000 metric tons and the third largest consumer behind the U.S. and China. However, India commenced domestic production of super capacitors in 2022[16] and is lagging behind the U.S. who began using super capacitors for military use in 1982.[17] Based on other anecdotal information, we believe India is also lagging in the development of advanced activated carbon technologies.

5.	We believe that ever increasing global pressure to reduce greenhouse gas emissions, particularly in the developed countries where our customers reside, gives low emission and sustainable technologies a significant advantage.

We signed 3 non-binding letters of intent (“LOIs”) in 2020 in support of further testing of our ASAC once the Nisku plant has been commissioned. Located in Ontario, Canada, one LOI end user that manufactures filters for agricultural uses agreed to purchase from 100 to 150 metric tons of ASAC upon completion of testing material produced at scale in our Nisku plant. Its environment has a high humidity where our ASAC product works uniquely well. A second LOI user is in China, a state-owned enterprise manufacturing super-capacitator and lithium ion batteries for energy storage systems that committed up to 120 metric tons per year following successful sample testing. They tested our ASAC samples during the pilot phase for the manufacture of super-capacitator and intend to purchase after our product consistency is proven. They also expressed interest in acting as the sole distributor for our ASAC in the Greater China region. The last LOI user is also in China, a biochemistry technology and commercialization company licensing its patented technologies worldwide. They tested ASAC samples in ultra-pure filtration and wanted to continue testing our products from the ASAC plant with commitments to future orders of from 500 to 2,000 metric tons based on available supply. The potential commitments from these three customers will exceed our phase 3 production target of up to 1,200 metric tons. All three of these LOIs were confirmed and/or updated in 2023 in support of our government grants. We are presently in the process of commission our plant and this commissioning process is anticipated to be completed in the first quarter of 2024, all customers are awaiting samples to advance their internal buying processes. As of the date of this prospectus, we have used potential customer specifications to design our manufacturing processes based on their published data and/or data provided under confidentiality agreements.

[13]	Lithium-Ion Battery Market Size & Share Report, 2030. Lithium-ion Battery Market Size & Share Report, 2030. (n.d.). Retrieved February 24, 2023, from https://www.grandviewresearch.com/industry-analysis/lithium-ion-battery-market.

[14]	Beyond Market Insights. (2022, October 31). EV electric vehicle market size to reach US$ 1108 bn by 2030 with a 22.5% CAGR, EV industry analysis, size, share, growth, research, trends and forecast 2022 to 2030. GlobeNewswire News Room. Retrieved February 24, 2023, from https://www.globenewswire.com/news-release/2022/10/31/2544933/0/en/EV-Electric-Vehicle-Market-Size-to-reach-US-1108-Bn-by-2030-with-a-22-5-CAGR-EV-Industry-Analysis-Size-Share-Growth-Research-Trends-and-Forecast-2022-to-2030.html.

[15]	IndexBox. (2020, August 24). Previously driven by the growth of the chemical industry and construction, the global activated carbon market to struggle with the pandemic. Global Trade Magazine. Retrieved February 26, 2023, from https://www.globaltrademag.com/previously-driven-by-the-growth-of-the-chemical-industry-and-construction-the-global-activated-carbon-market-to-struggle-with-the-pandemic/#:~:text=China%20(801K%20tonnes)%20remains%20the,for%2035%25%20of%20total%20volume.

[16]	India’s first home-produced supercapacitor hits the market. Best Magazine. (2023, January 31). Retrieved February 26, 2023, from https://www.bestmag.co.uk/indias-first-home-produced-supercapacitor-hits-the-market/.

[17]	Namisnyk, A. M. (2003). A Survey of Electrochemical Supercapacitor Technology (thesis).

Our ASAC plant has been partially funded by the Alberta government via AI and SDTC. A consortium was initially formed for the funding program where 3 consortium partners made their in-kind contributions to help commercialize ASAC. One partner is the Ontario based agricultural filtration company and the issuer of the LOIs. Another partner is the University of British Columbia studying use of ASAC in new generations of batteries. The last partner is an oil/gas operator in Alberta, aiming to use ASAC for hydrogen transportation. Consortiums of this kind are critical to gaining government grant support, however 100% of the intellectual property and output is the property of AdvEn.

Direct markets and customers for the electrodes produced using ESAC are the downstream super capacitor and battery manufacturers, such as consumer electronics, energy and utilities, industrial automotive/transportation and other end users. Potential customers include: Toyota Motor Corporation and its subsidiaries, Maxwell Technologies Korea Co., Ltd., Panasonic Holdings Corporation and its subsidiaries, Samsung Group, Skeleton Technologies GmbH, Tesla, Inc., LG Chem, Ltd. and others. All major automobile manufacturers are also big potential customers and technology developers. To date, we do not have any such customers or other relationships in this area, but we plan to develop relationships with OEMs and upper tier suppliers to compete in these markets in the future.

Between super-capacitator, batteries and hybrid batteries, super-capacitators will be our first target market because the downstream processing after the super-capacitator electrodes is less demanding and less capital-intensive. Unlike batteries, super-capacitators do not use metal elements but use super-capacitator-grade activated carbon that will be produced in our commercial ASAC plant. Thus, the ESAC process and ASAC materials combined in AdvEn command the major components of the supply chain and doubles our advantage to deliver performance, cost and greenhouse gas reductions. We are unique globally, and uniquely Canadian. Fig. 5 illustrates the super-capacitator-grade activated carbon suppliers, customers and the supply chain management position we can occupy. Kuraray Co., Ltd. in Japan supplies approximately 85% of the super-capacitator-grade activated carbon needs. Most competitors use coconut shell feedstock, produce higher greenhouse gas emissions and have additional manufacturing steps needed to remove impurities.

Figure 5: Key suppliers and customers in the value chain for SCs

2.2	Competition and Positioning

We plan to redefine a large, established, and stagnant industry with technical superiority and significant improvement in sustainability focused on the innovative companies emerging to serve the next generation of power storage and utility. Initially, for ASAC, we will compete in the high-end activated carbon market. Our competitive advantages include our advanced technology, nimble team and technical flexibility (i.e., we are not constrained by technologies in use since 1965). We seek to confidently sell our products into the existing market, and then, partner with other innovators to expand our market across the globe.

We will position ourselves in the market through the following impact statements:

(1)	Both ASAC materials and our ESAC process represent transformational innovations in their respective traditional industries where markets are established, rapidly expanding and ripe for technological breakthroughs by niche participants. We seek to simultaneously overcome the three common pain points that limit the existing status quo, i.e., performance, cost and environmental sustainability.

(2)	We provide a material platform converted from carbon-rich industrial wastes or by-products to high-performance carbon materials, thus diverting their uses from being combusted to being sequestered in value-added solids that supply the clean environment and energy storage sectors.

(3)	We intend to expand our offering to include “re-activation” further diverting the material we produce from landfill sites around the world.

Therefore, we seek to create value via multiple mechanisms:

(1)	Application level via higher performance and lower cost for greater and faster adoption of end-use applications.

(2)	Incubation effect by supplying the downstream manufacturers, technology innovators and supply/value chain users with an excellent carbon-based feedstock material. ASAC provides the activated carbons. ESAC provides the electrodes.

(3)	Environmental benefits by lowering activated carbon, or energy storage system, greenhouse gas footprint when ASAC or ESAC is used and/or our process adopted. We convert hydrocarbon residues and improve environmental, social and governance reporting profiles for both our suppliers and our customers, creating value at all levels.

Industry Competitors

Materials used in the production of supercapacitor grade super activated carbon are predominantly coconut shells of which Kuraray Co., Ltd. produces an estimated 85%, followed by Power Carbon Technology Co., Ltd., Fujian Yuanli Active Carbon Co., Ltd. (65,000 metric tons), Haycarb PLC (55,000 metric tons), EnerG2 (a division of BASF) and Jacobi (a division of Osaka Gas Chemicals Co., Ltd.) sharing approximately 15%.

Our Customers

We have three signed letters of intent representing up to 2,270 metric tons of production pending customer review of batch samples for customer acceptance testing for consistency and based on each customer’s unique specifications. We expect initial purchase orders of up to 720 metric tons and plan to accelerate our production from up to 400 to up to 800 to up to 1,200 metric tons in phases.

Letters of intent have been received from two potential Chinese customers and one in Canada. There is significant risk in our dealings with companies in China. Please see “Risk Factors Related to Doing Business in Canada specifically Uncertainties regarding the business and trade relations between Canada, the United States and the PRC may restrict or limit the Company’s ability to sell products to certain large potential customers located in the PRC.”

In order to mitigate risks associated with international trade, we plan to utilize the services of Export Development Canada (“EDC”) in order to avail ourself of export insurance and working capital financing for purchase orders and accounts receivable related to international trade.18 EDC is a Canadian crown corporation comprised of international risk experts with financing tools specifically deemed to assist Canadian corporations export goods and services internationally.

We expect to sell our products directly to customers due to our niche specialty market entry strategy. We are also pursuing two customer letters of intent in Europe and one in the United States which are in late stages of negotiation.

Suppliers

We have purchased equipment, tools and materials for the Nisku plant in Canada, the United States and internationally. No preference has been given to any one supplier and purchasing has been based on safety, quality, price and compliance to electrical equipment safety regulations in the County of Leduc, Alberta and Canada. Several pieces of equipment have been modified to meet our specifications, however where modifications have been made and despite the noted purchasing criteria, we have restricted our purchases to those specific suppliers in order to protect our proprietary processes.

We source our raw materials directly and through supply depots representing several refineries located in Alberta and Saskatchewan. Refinery by-product (“asphaltenes”) selection is based on the unique qualities of samples tested in our laboratory facilities which include the ratio of asphaltenes to ASAC potential, solids and ash content and other impurities. We also receive our chemicals from several suppliers in Canada and internationally. No one supplier provides more than a single raw material to further protect the underlying processes unique to our production processes.

Please see “Risk Factors Related to Doing Business in Canada Uncertainties regarding the business and trade relations between Canada, the United States and the PRC may restrict or limit the Company’s ability to sell products to certain large potential customers located in the PRC.”

Human Capital Resources

As of the date of this prospectus, we had approximately fourteen (14) full-time employees and four (4) contractors. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Employees
Management	4
Finance and Administration	4
Information Technology	1
Operations and Engineering	7
Research and Development	2
Total	18

[18]	https://www.edc.ca/

Our management considers our employees as key assets which play a pivotal role in our growth. It is our policy to maximize the potential of our employees through training and development. We provide on-the-job training to our employees covering various aspects of the marketing solution industry to keep abreast of the latest industry development. Our employee training and development aim at equipping our employees with the knowledge and skills necessary to perform their job functions and enhance their capability.

We strive to maintain a good working relationship with our employees. As of the date of this prospectus, none of our employees were members of any labor union, nor were there any labor dispute involving or against us.

Properties

AdvEn has a 36,000 sq. ft. leased light industrial facility for our Nisku plant and an office in Calgary as follows:

AdvEn Inc.	AdvEn Industries Inc.
(Head Office)	(Manufacturing and Research)
Suite 2320, 140 – 4th Avenue S.W.	Unit 300-3615 11th Street
Calgary, Alberta T2P 3N3	Nisku, Alberta, T9E 1C6
Canada	Canada

We entered into our Calgary lease on March 28, 2022 of which commenced on March 1, 2023 for 6,326 sq. ft. in downtown Calgary for a period of six years. From the date of material completion of tenant improvements through to the commencement date, we were not responsible for rent or additional occupancy costs. The rent is CDN$19 per sq. ft. with occupancy costs estimated at CDN$19.42 per sq. ft. We made a security deposit of approximately CDN$128,000 of which CDN$21,000 was applied to March, April and May 2023 rents. Once fully applied, rent and occupancy costs are estimated at CDN$20,253 per month. This lease has one extension term for five years.

On March 30, 2021, we entered into a lease for 36,800 sq. ft. industrial property in Nisku, Alberta, for a period of 10 years. The lease also includes a fenced 5,000 sq. ft. yard area at an additional cost. Lease payments for the industrial property are fixed at CDN$10.07 per sq. ft. through to May 30, 2026 and CDN$10.82 per sq. ft. thereafter, for total payable of approximately CDN$31,000 and CDN$33,000 per month, respectively. The yard is leased at CDN$1.10 per sq. ft. increasing to CDN$1.20 on June 2, 2026. This lease has no extension term.

Environmental Regulations

Our operations are subject to local, state and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Intellectual Property

Our core intellectual property currently includes: (i) three fully owned patents, (ii) derivative technologies and trade secrets related to the patents and (iii) one trademark application for the wordmark “AdvEn” in Canada and the U.S. filed on June 10, 2022.

On May 29, 2017, we filed for international utility patents for Activated Carbons with High Surface Areas and Methods of Making Same; the patent underlying our ASAC product. The patent describes how activated carbons with high surface areas can be produced through the synergistic activation at high temperatures using a predetermined combination of chemical activation agents. While most activated carbons are manufactured using either a high temperature system or a chemical activation agent, ASAC is manufactured using a hybrid of both methods. This patent has been granted in the United States, Europe, Saudi Arabia, India, Japan, Korea and China. We retain all trade secrets associated with this patent. This patent group expires 20 years from the date of filing on (May 28, 2037).

On October 11, 2017, we filed for international utility patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing, the patent underlying our ESAC dry electrode pilot study. The patent describes the fabrication of an electrode film with a high tensile strength and low electrical resistance using conductive flakes to strengthen polymer stabilized particle electrodes. While most electrode films are manufactured using an expensive and energy intensive wet slurry method and are limited to a single pass through the coating equipment, ESAC uses a dry method of coating which reduces the capital expense, the physical footprint of manufacturing facilities and energy consumption. This patent has been granted in the United States, China, Japan and Korea. This patent group expires 20 years from the date of filing on October 10, 2037.

We are a member of the IAC, an independent, membership based not-for-profit selected by the Canadian Government’s Department of Innovation, Science and Economic Development (“ISED”) to assist Canadian small and medium-sized enterprises in the data driven cleantech sector with their intellectual property needs. IAC provides Canadian businesses with intellectual property education and funding for trademark prosecution, patent filing, drafting, intellectual property consultation with law firms, software tools required to monitor existing intellectual property and various other intellectual property related expenses. IAC also provides intellectual property insurance which covers up to CDN$500,000 for the enforcement of our intellectual property and up to CDN$1 million to defend our patents and trademarks.

Our published patents include the following:

ASAC Patent Family

Country/ Region	Application No.	Filing Date	Status	Patent No. and Issue date if applicable
US	16/305/587	05/29/17	Granted	11,124,418 September 21, 2021
Canada	3,023,365	05/29/17	Pending awaiting examination
China	201780033084.0	05/29/17	Granted
Europe (validated in Czech Republic, Estonia, Finland, France, Germany, Italy, Norway, Poland, Slovakia, Spain, Sweden, The Netherlands, Turkey, United Kingdom, Denmark, Hungary and Romania)	EP 178054316	05/29/17	Granted and validated	3445712 July 2022
UAE	P6001587/2018	05/29/17	Pending, awaiting examination
Bahrain	20180214	05/29/17	Canceled by the Company
Qatar	QA/201811/00509	05/29/17	Pending, under examination
Oman	OM/P/2018/00361	05/29/17	Pending, awaiting examination
Saudi Arabia	518400466	05/29/17	Allowed
Kuwait	PCT/209/2018	05/29/17	Pending, awaiting examination
India	IN 201817044625	05/29/17	Granted	387,661 January 28, 2022
Mexico	MX/a/2018/014685	05/29/17	Pending, awaiting examination
Japan	JP 2018-562109	05/29/17	Granted	6,928,620 August 11, 2021
Korea	KR 10-2018- 7038110	05/29/17	Granted	10-2400001 May 16, 2022

ESAC Patent Family

Country/ Region	Application No.	Filing Date	Status	Patent No. and Issue date if applicable
US	16/345,470	10/11/17 (NPE Apr. 2019)	Granted	11,165,053 November 2, 2021
Canada	3,041,909	10/11/17	Pending, under examination
China	2017780066964.8	10/11/17	Allowed
Europe (Albania, Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Liechtenstein, Lithuania, Luxembourg, Latvia, Monaco, Former Yugoslav Republic of Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San Marino, Turkey)	EP17 863 330.1	10/11/17	Pending, under examination
India	201917016396	10/11/17	Pending, under examination	Response to 1st Examiner’s report filed July 2021
Japan	2019-521430	10/11/17	Allowed
Korea	10-2019-7012235	10/11/17	Allowed	Patent No. 10-2019-7012235; Issue date October 14th, 2022

Patent Family for Bitumen Extraction using Activated Carbon Invention(1):

US	16/314,061	06/30/17 (NPE Dec. 2018)	Granted	11,060,035 July 13, 2021
Canada	3,029,448	06/30/17	Pending, awaiting examination

(1)	Invention for using ASAC to enhance hot water washing efficiency in bitumen recovery from oil sand ores.

Health, Work Safety, Social and Environmental Matters

We endeavor to provide a safe and healthy working environment to our employees and subcontractors at work sites, requiring people at work sites to strictly comply with relevant safety requirements. We require strict implementation of safety measures under the supervision of the responsible project management team or relevant subcontractors’ management. The regular inspections by the responsible project management team at work sites are intended to ensure the work is conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties. In the years ended December 31, 2021 and 2022 and up to the date of this prospectus, there were no material accidents in the course of our business operation which gave rise to claims and compensation paid to our employees and also no interruptions in our business which may or have had a significant effect on our financial position.

The operation and expansion of our manufacturing facilities are subject to strict environmental laws and regulations at the national, provincial and local level in various jurisdictions, and, over the next several years, we expect that we and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require us to obtain and comply with various environmental registrations, licenses, permits, inspections and other approvals. As required by the current laws and regulations, we have obtained approval from Alberta Environment and Parks, under Section 44 of the Environmental Protection and Enhancement Act that an environmental impact assessment report is not required. However, Section 47 of the Environmental Protection and Enhancement Act allows the Minister of Environment and Parks the authority to order an environmental impact assessment report, resulting in some uncertainty to the exclusion. Prior to July 31, 2022, we held CDN$2.5 million in environmental insurance that covered the construction of our Nisku plant and our research facilities. Subsequent to July 31, 2022, we have removed our environmental rider until such time as the Nisku plant is being fully commissioned, at which time it is our intention to once again pick up the additional environmental insurance coverage. We have implemented rigorous waste and emissions management systems as an integral part of our operations. While our laboratory testing has concluded that both our air and water waste will not materially affect the environment nor breach environmental regulations, we have designed in safeguards and protections such as waste water capture and evaporator systems, exhaust scrubbers and air and water filtration systems. We believe there to be an active market for our waste solids in the agriculture industry operating near our Nisku plant.

Our operations emit carbon dioxide and other greenhouse gases. There are industrial standards in Canada that limit the amount of greenhouse gas emissions and is under the oversight of Environment and Climate Change Canada, Alberta Environment and Parks and the municipal codes of Leduc County. A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and Canada’s 2030 Emissions Reduction Plan, are in various phases of implementation or discussion. The systems and measures could result in increased costs for us should we need to install new controls beyond the measures already taken and may require advanced monitoring systems not currently planned.

Even though we devote considerable effort to comply with environmental laws, regulations and permits, there can be no assurance that our operations will at all times be in compliance with them. The enactment of new environmental laws and regulations, the more stringent interpretation or enforcement of existing requirements or the imposition of liabilities under environmental laws could force us to incur costs for compliance, capital upgrades or liabilities relating to potential damage claims or limit our current or planned operations.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to any material legal or administrative proceedings that has not been disclosed in this prospectus and in the accompanying audited financial statements. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. To our knowledge, our subsidiaries, directors and officers are not a party to any known, pending or threatened legal proceedings.

Internal Control and Risk Management

In order to ensure compliance with applicable laws and regulations and related policies in different operational aspects, we have established and adopted an internal control system, covering areas such as, among other things (i) organization structure, responsibilities and authorities; (ii) operational planning and control; (iii) human resources management; (iv) risk management including emergency preparedness and response; and (v) internal audit. In addition, our Group has endorsed the integrated management system manual, the health and safety management plan, and the environmental promotion and control plan. We believe that our internal control system is sufficient and effective for our size of company.

MANAGEMENT

Executive Officers and Directors

The following tables sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers and Employee Directors
Ronald Michael Steele	61	Interim Chief Executive Officer, Chief Financial Officer and Corporate Secretary
Dr. Yanguang Yuan	60	Director and Director of Government Relations
Non-Employee Directors
Dr. Grzegorz Ombach(1)(2)(3)	51	Chairman of the Board
John Meekison(1)(2)(3)	59	Director
Philip Chong(1)(3)	66	Director
Eloner Habtezghi	50	Director

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating and Corporate Governance Committee.

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers and Employee Directors

Ronald Michael Steele, CPA, CMA, Interim Chief Executive Officer, Chief Financial Officer and Corporate Secretary

Mr. Steele has served as our Chief Financial Officer since May 2021 and our interim CEO since July 2023. Mr. Steele is a seasoned business leader with expertise in strategy, finance and marketing-communications. Mr. Steele has developed global teams (Americas, Europe, Asia and Caribbean) acting as a senior executive, financial advisor and entrepreneur. He has been actively developing and executing strategy; growing and financing businesses for more than 20 years and participated in transactions ranging from under $2 million to more than $750 million. Mr. Steele is a Principal with the Chief Financial Officer Centre, the world’s largest provider of part-time Chief Financial Officers operating in 14 countries with more than 400 Chief Financial Officers world-wide.

For the past five years, Mr. Steele has acted as President of Granite Creek Capital Corp., a boutique advisory firm specializing in consulting on mergers and acquisitions. Recently he acted for Natural Health Services Ltd. as Chief Financial Officer negotiating and structuring the company’s $22.5 million acquisition by Sunniva Inc. He subsequently acted as Sunniva’s Chief Financial Officer for a year building its foundation finance, accounting, legal, IT and investor relations infrastructure. He also ensured a successful initial public offering and the Company’s listing on the Canadian Stock Exchange with a resulting market capitalization of approximately $400 million.

He previously led the $13.7 million leveraged buy-out of EnviroVault Corporation and acted as its Chief Financial Officer for two years. Prior to that, he acted as Vice President Strategic Development and Co-founder of Asian Coast Development (Canada) Ltd.; Vice President of Communications and Strategy for World Gaming PLC, Managing Director of Inphinity Interactive; and Vice President and Co-Founder of the boutique marketing and communications firm The Matridigm Corporation.

Mr. Steele is currently a director and the treasurer for the Alberta Society of Artists. He previously held the role of Director and Membership Committee Chair for the Rotary Club of Vancouver and Director of the SAIT Alumni Association.

Dr. Yanguang Yuan (“YY”), P.Eng., P.Geol., Director, former CEO and Director of Government Relations

Dr. Yuan has served as our Chief Executive Officer from March 2021 to July 19, 2023; and he has been a director since January 2017. Dr. Yuan (affectionately known as “YY”) will continue to bring successful relationships with various governments and non-government organizations (“NGO’s”) which has resulted in more than $10 million in non-dilutive grants. He brings more than 35 years of experience in the field of geological sciences, as well as engineering in academics, research, and the upstream oil and gas industry to his role at the Company. Passionate about making positive change in the world, Dr. Yuan has deep expertise in technology development and commercialization. He provides a rare blend of scientific knowledge, industry insight, creativity and business acumen to his leadership role – and is always ready to support, encourage and mentor the more junior team members. Prior to AdvEn, Dr. Yuan founded BitCan Geosciences & Engineering Inc. and has grown it into a world-renowned, independent, integrated technology and service company that specializes in geomechanics.

From January 2000 to present, Dr. Yuan has been the owner and principal shareholder of BitCan Geosciences & Engineering Inc., providing technology development and technical consulting services for the upstream oil and gas industry world-wide.

We believe that Dr. Yuan is qualified to serve as director on our Board because of his expertise and experience in the industry and in building successful businesses.

Jozef Fransiscus Martinus (“Jos”) Roosen, Chief Commercial Officer

Mr. Roosen joined AdvEn as Chief Commercial Officer on April 1, 2023 and had been serving for the prior two years as an activated carbon expert and consultant on an ad hoc, as needed, basis. Jos was the founder of Ecoro BV and EcoroGroup BV (“Ecoro”) operating out of Belgium, EU, since January of 2020. Ecoro is known for its expertise in activated carbon including: sourcing and procurement; raw materials; supply chain management; and the use of woody by-products in the production of activated carbon.

Prior to this, Jos served as Director EMEA Procurement & Global Category – Strategic and Sustainable Sourcing for Cabot Norit Activated Carbon (“Cabot”) until January 2020 after serving in various roles with Cabot for 10 years since he started in February of 2010.

Mr. Roosen’s appointment is a critical step forward in the commercialization of AdvEn’s ASAC product line and he will be responsible for all sales, marketing, distribution and external communications activities of the Company.

Non-Employee Directors

Dr. Grzegorz Ombach, Chairman of the Board

Mr. Ombach has served as Chairman of our Board since April 2022. Mr. Ombach is a seasoned international senior executive with 25+ years of experience in technology, power systems, strategy and innovation. As the Chairman of our Board, he brings a range of expertise that he earned as Senior Vice President and Head of Disruptive Research and Technology for Airbus where he is responsible for global research, development and innovation. Prior to joining Airbus in April of 2022, Greg was also the former Executive Vice President for Draexlmaier Group (revenue EUR 5 billion, 75,000 employees) where he was head of strategy, innovation and battery systems from June 2020 through April 2022. He was also a Vice President and General Manager for Qualcomm from April 2012 through July of 2019 where he was focused on the technology licensing business.

Due to his extensive business leadership experience, we believe Mr. Ombach is well qualified to be the Chairman of our Board.

John Meekison, CPA, CMA, CIM, P.Log., Director

Mr. Meekison has served as a member of our Board since April 2021. Mr. Meekison has more than 27 years of extensive experience as a Chief Financial Officer and investment banker having worked with a range of public and private sector organizations. During the past 12 years, John has acted as a career Chief Financial Officer and holds multiple designations including his Certified Public Accountant, Certified Management Accountant, Certified Investment Manager and Professional Logistician, and a Bachelor of Arts from the University of British Columbia. Mr. Meekison is currently acting as the Chief Financial Officer of Exro Technologies Inc. (TSX: EXRO; OTCQB: EXROF) and is a director of Agriforce Growing Systems Ltd. (Nasdaq: AGRI) and Telo Genomics Corp. (TSXV: TELO; OTCQB: TDSGF). John has served Exro since October of 2017.

Due to his extensive financial advisory, investment banking and his education background, we believe Mr. Meekison is well qualified to serve as a member of our Board and Chairman of our audit committee (the “Audit Committee”).

Philip Chong, Director

Mr. Chong has served as a member of our Board since December 2021. Mr. Chong is a business entrepreneur with more than 33 years of international business experience in various industries, including financial investment, property development, manufacturing, clean energy, internet, life science and food industry. He spent the first 10 years of his career in the banking industry in both Hong Kong and Toronto with responsibilities in project finance, corporate finance, trade finance, mergers and acquisitions and investment banking.

Mr. Chong has been the President and Director of KNP Group Inc. since December 1998. KNP is an investment company that holds interests in Silver Spider Knitting Ltd. and KNP Headware. He has also served as CEO and Director of Mega View Digital Entertainment Corp. (TSXV: MVD.H) since April 2017.

Due to his extensive entrepreneurial and board experience, we believe Mr. Chong is well qualified to serve as a member of our Board.

Eloner Habtezghi, Director

Eloner Habtezghi has 25 years of experience in M&A advisory, capital markets and engineering with global firms. Ms. Habtezghi has spent significant time working in domestic and international markets across various industries, with specific expertise in the energy, commodities and infrastructure sectors.

Throughout her career, Ms. Habtezghi served in key roles advising a wide variety of public and private companies at prominent financial institutions including BNP Paribas, JPMorgan, Banc of America and KPMG Corporate Finance. Her experience includes a broad range of transactions such as corporate divestiture, sell-side and buy-side M&A. She has arranged and executed $50+ billion in debt and equity financings and over $6 billion in cross-border M&A transactions.

Ms. Habtezghi has held the position of Managing Director, Strategic Advisory, Corporate Finance at Siebert Williams Shank since February of 2018; after serving as Managing Partner – Energy, Infrastructure & Commodities for 2020 Global Ventures, LLC for more than two years.

Specialties: Utilities, Oil & Gas, LNG, Midstream, Metals & Mining and Industrials; Public and Private Capital Markets; Domestic and Cross-Border Mergers & Acquisitions; ESG Capital Markets; SPACs; US; Africa; Latin America.

Board of Directors

Our Board consists of five (5) directors. Until changed in accordance with the ABCA, the Board shall consist of that number of directors, being a minimum of one (1) and a maximum of ten (10), as determined from time to time by resolution of the Board. Each director is required to be not less than 18 years of age. No person who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt may be a director. If a director acquires the status of a bankrupt or becomes of unsound mind, he or she shall thereupon be removed as a director. A director need not be a shareholder. Our Board shall hold meetings on at least a quarterly basis.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are elected or nominated.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director who is a party to, or who is a director or an officer of, or has a material interest in any person who is party to, a material contract or transaction or proposed material contract or transaction with us, is required to disclose in writing to us or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest, which disclosure shall be made as required by the ABCA.

Corporate Governance

The business and affairs of the Company are managed under the direction of our Board. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. Shareholders will be given specific information on how they can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Duties of Directors

Under Alberta’s laws, our directors have a duty of loyalty to act honestly in good faith with a view to the best interests of us as a whole. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Incorporation. A shareholder may, in some circumstances, have the right to seek damages in our name if a duty owed by our directors is breached.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. As such, it is important for us to have an independent Board, our Interim Chief Executive Officer does not serve on the Board although he plays a key role in the risk oversight of our Company. Each of the Board committees, when established prior to the effectiveness of the registration statement of which this prospectus is a part, will also provide risk oversight in respect of its areas of concentration and report material risks to the Board for further consideration.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Director Independence

Pursuant to Rule 803 of the NYSE American, each issuer must have a sufficient number of independent directors on its board of directors such that at least a majority of such directors are independent directors. “Independent director” means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer’s board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The audit committee must have at least two members, all of whom must be independent, and all members of the compensation committee must be independent. Additionally, Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. The following is a non-exclusive list of persons who shall not be considered independent:

(i)	a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(ii)	a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

●	compensation for board or board committee service;

●	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company;

●	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year); or

●	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(iii)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(iv)	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(v)	a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer’s executive officers serve on the compensation committee of such other entity; or

(vi)	a director who is, or has an immediate family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our Board has undertaken a review of the independence of each director and considered whether each director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships and as a result of this review, our Board determined that each of John Meekison, Grzegorz Ombach, and Eloner Habtezghi, representing three of our five directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE American. In making this determination, our Board considered the current and prior relationships that each non-executive director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-executive director.

Committees of the Board of Directors

Three committees will be established under the Board prior to the effectiveness of the registration statement of which this prospectus is a part: the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”).

Audit Committee

Our Audit Committee will be responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of this offering, the Audit Committee will be composed of John Meekison, Grzegorz (Greg) Ombach and Philip Chong with John Meekison serving as chair. John Meekison qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of SEC Regulation S-K. Our Board has affirmatively determined that John Meekison and Dr. Grzegorz Ombach each meet the definition of “independent director” for purposes of serving on the Audit Committee under the rules of the NYSE American.

Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our Audit Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other things:

●	identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;

●	overseeing succession planning for our executive officers;

●	periodically reviewing our Board’s leadership structure and recommending any proposed changes to our Board;

●	reviewing our policies on risk assessment and risk management;

●	overseeing an annual evaluation of the effectiveness of our Board and its committees; and

●	developing and recommending to our Board a set of corporate governance guidelines.

Upon the consummation of this offering, the Nominating and Corporate Governance Committee will be composed of John Meekison, Grzegorz (Greg) Ombach, and Philip Chong with John Meekison serving as chair. Our Board has affirmatively determined that John Meekison and Dr. Grzegorz Ombach each meet the definition of “independent director” for purposes of serving on the Nominating and Corporate Governance Committee under the rules of the NYSE American.

Compensation Committee

Our Compensation Committee will be responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

●	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for our executive officers;

●	reviewing our policies on risk assessment and risk management;

●	making recommendations to our Board regarding the compensation of our directors; and

●	retaining and overseeing any compensation consultants.

Upon the consummation of this offering, the Compensation Committee will be composed of John Meekison and Dr. Grzegorz Ombach with John Meekison serving as chair. Our Board has affirmatively determined that John Meekison and Dr. Grzegorz Ombach each meet the definition of “independent director” for purposes of serving on the Compensation Committee under the rules of the NYSE American.

We intend to maintain independent an Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Code of Ethics and Business Conduct

Our Board will adopt, with effect from listing, a written code of ethics and business conduct, which is a “code of ethics” as defined in section 406(c) of Sarbanes-Oxley, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and other of our agents.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently or has been at any time one of our officers or employees. With the exception of Philip Chong, none of our executive officers currently serves, or has served during the last year, as a member of the Board or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

In addition, we have reimbursed and will continue to reimburse all our non-employee directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

We intend to approve and implement a compensation policy for our non-employee directors, to be effective in connection with the consummation of this offering.

Terms of Directors and Officers

Directors are elected to serve for one year at each annual meeting of shareholders. Officers are appointed by the Board. Each director and officer shall hold office until their successor is appointed or until their resignation, removal, or death, whichever shall first occur.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers that provide such persons with additional indemnification beyond that provided in our current Articles of Incorporation.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NYSE American rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Status

As a foreign private issuer, we will be exempt from certain rules under the Exchange Act, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will also be permitted to follow corporate governance practices in accordance with Alberta law in lieu of most of the corporate governance rules set forth by the NYSE American, other than the NYSE American’s requirements that we must (1) have an audit committee that meets the requirements of Exchange Act Rule 10A-3 and (2) provide the NYSE American prompt notification from our Chief Executive Officer of non-compliance with applicable provisions of the corporate governance rules. Notably, we will be permitted to follow corporate governance practices in accordance with Alberta law in lieu of the NYSE American requirements concerning (i) a majority independent board, (ii) the independence of the nominating and corporate governance committee and (iii) independence of the compensation committee. We have elected to follow the corporate governance rules of the NYSE American at this time. Notwithstanding the foregoing, we are not required to and, in reliance on home country practice, we do not intend to, comply with certain NYSE American rules regarding (i) the requirement under Section 132 of the NYSE American Company Guide that companies listed on NYSE American shall release quarterly sales and earnings and (ii) the shareholder approval requirements under Section 711 to 713 of the NYSE American Company Guide.

Other Corporate Governance Matters

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, NYSE American rules provide that foreign private issuers may follow home country practices in lieu of the NYSE American corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our Board, executive Board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hires of executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2021, the material elements of our executive compensation program were base salary and share purchase options.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2022 and December 31, 2021. We refer to these individuals as our named executive officers or “NEOs.” For 2022 and 2021, our named executive officers were:

●	Dr. Yanguang Yuan, our former Chief Executive Officer; a director and Director of Government Relations; and

●	Ronald Michael Steele, our Interim Chief Executive Officer and Financial Officer.

In April 2023, we appointed Jos Roosen to the role of Chief Commercial Officer and is deemed an NEO.

Summary Compensation Table

The following table illustrates the compensation paid by the Company to its executive officers. The disclosure is provided as an estimate for the year-ended December 31, 2023 and for the years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary (CDN$)(1)	Stock Award (CDN$)(2)	Total (CDN$)
Dr. Yanguang Yuan, Director and Former Chief Executive Officer(3)(4)	2023	$120,000	$—	$120,000
	2022	$120,000	$—	$120,000
	2021	325,000	1,062,285	1,387,285

Ronald Michael Steele, Interim Chief Executive Officer, Chief Financial Officer	2023	$242,251	$—	$242,251
	2022	$180,000	$150,850	$330,850
	2021	120,000	465,142	585,142

Dr. Weixing Chen, Chief Technology Officer(5)	2023	$120,000	$—	$120,000
	2022	$120,000	$—	$120,000
	2021	120,000	66,000	186,000

Jos Roosen, Chief Commercial Officer	2023	146,502	$—	$146,502
	2022	$—	$21,953	$21,953
	2021	—	—	—

(1)	We periodically review, and may increase, base salaries in accordance with our normal annual compensation review for each of our named executive officers.
(2)	Represents the dollar amount recognized in our financial statements and calculated in accordance with IFRS 2.

(3)	During the year ended December 31, 2021, the Company entered into a service agreement for engineering for management services with BitCan Geosciences and Engineering Inc. owned by the Company’s former Chief Executive Officer, Dr. Yuan. Fees paid during the year for the service agreement totaled CDN$325,000. The contract terminated in February of 2022.

(4)	Dr. Yuan resigned as Chief Executive Officer on July 19, 2023.

(5)	Dr. Weixing Chen resigned as Chief Technology Officer on December 31, 2023.

Equity Awards

None.

Employment Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our Company, any proprietary information, technical data, trade secrets and know-how of our Company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our Company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions for a period equal to the length of time determined by severance in lieu of notice, after the termination of these agreement. during the term of his or her employment and typically for two years following the last date of employment.

Stock Option Plan

Purpose of Plan

The purpose of the Adven Inc. Stock Option Plan is to give to Directors, Employees and Consultants (each term and all capitalized terms used in this section are as defined in the Stock Option Plan), as additional compensation, the opportunity to participate in our progress by granting to such persons options, exercisable over periods of up to ten years as determined by our Board, to purchase our shares at a price equal to the Market Price on the date such options are granted.

Number of Authorized Shares

The maximum number of Option Shares available to be granted under the Stock Option Plan shall not exceed the Total Share Reserve, which is equal to 10% of the issued and outstanding shares at the time of determination, or such additional amount as may be approved by: (i) our Board if the Shares are not then listed on an Exchange; or (ii) our directors and the shareholders if the Shares are then listed on the Exchange and the rules and policies of the Exchange require such shareholder approval. No Option may be granted if such grant would have the effect of causing the total number of Option Shares issuable upon the exercise of Options to exceed the Total Share Reserve. To the extent that any Options terminate for any reason prior to exercise in full or are canceled (with the consent of the Optionee), the Unissued Option Shares subject to such Options shall be added back to the Total Share Reserve and such Option Shares will again become available for grant under the Stock Option Plan. In the event of a Share Reorganization or Special Distribution that, in the opinion of the Board, would warrant an adjustment to the Total Share Reserve in order to ensure that the Total Share Reserve is proportionately the same both before and after the occurrence of such Share Reorganization or Special Distribution, as the case may be, then subject to the provisions of Article 5 of the Stock Option Plan, the Board shall be permitted and authorized to take such steps as may be equitable and appropriate to adjust the Total Share Reserve.

If the Shares are listed on an Exchange, then: (i) the aggregate number of Options that we may grant to any one Optionee, other than an Optionee that is a Consultant, in a 12-month period must not exceed 5% of the issued Shares, calculated on the date an Option is granted to the Optionee (unless we have obtained Disinterested Shareholder Approval); (ii) the aggregate number of Options that we may grant to any Consultant in a 12-month period must not exceed 2% of the issued Shares, calculated on the date an Option is granted to the Optionee; (iii) the aggregate number of Options granted to an Optionee retained to provide Investor Relations Activities must not exceed 2% of the issued Shares, calculated at the date an Option is granted to the Optionee; and (iv) the aggregate number of Option Shares: (A) issued to Insiders within any 12-month period; and (B) issuable to Insiders at any time, under the Stock Option Plan, or when combined with all of the Issuer other security-based compensation arrangements, exceed 10% of our total issued and outstanding Shares, in each case calculated in accordance with the rules and policies of the Exchange, if any.

Plan Administration

The Board will administer the Stock Option Plan.

Termination of Affiliation as Service Provider

If an Optionee ceases to be our Director, Employee or Consultant, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows:

Resignation or Ceasing to Hold Office. If the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of Consultant set forth in Section 2 of the Stock Option Plan, the Optionee’s employer, ceases to be employed or engaged by us or any of our Subsidiaries (including by way of voluntary resignation or retirement as a Director, Employee or Consultant), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee actually ceases to be a Director, Employee or Consultant (excluding any notice periods that might apply under employment or other similar laws);

Death. Notwithstanding Subsection 4.3(a) of the Stock Option Plan, if the Optionee ceases to be our Director, Employee or Consultant and any of our Subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to us or any of our subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

For Cause. Notwithstanding Subsection 4.3(a) of the Stock Option Plan, if the Optionee, or, in the case of an Option granted to an Optionee who satisfies the definition of Consultant set forth in Section 2 of the Stock Option Plan, the Optionee’s employer: (i) ceases to be employed or engaged by us or any of our Subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee’s employer is employed or engaged; (ii) ceases to be our Director, Employee or Consultant and any of our subsidiaries by order of any securities commission, recognized stock exchange or any regulatory body having jurisdiction to so order; or (iii) ceases to be eligible to hold office as a Director under the provisions of the applicable corporate statute, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee actually ceases to be a Director, Employee or Consultant.

Non-transferability of Options

Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in its sole discretion shall determine.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Stock Option Plan, the Board will adjust the number and class of shares that may be delivered under the Stock Option Plan or the number, and price of shares covered by each outstanding option.

Take-Over Bids and Merger Transactions

In the event of a bona fide third-party offer for Shares pursuant to which an offeror offers to purchase all or substantially all of our Shares (a “Take-Over Bid”), or a merger, consolidation, amalgamation or other transaction pursuant to which we are not the surviving entity (together with a Take-Over Bid, a “Change of Control Transaction”), and in the absence of the surviving entity’s assumption of outstanding awards made under the Stock Option Plan, the following rules shall apply:

●	all vested Options held by an Optionee as of the completion date will be exercisable by the Optionee until the time immediately prior to the completion of such Change of Control Transaction;

●	the vesting provisions governing 50% of all unvested Options held by an Optionee as of the completion date shall be accelerated and such Options will be Conditionally Exercisable by the Optionee for a period beginning on the date which is 21 days prior to the anticipated closing date of the Change of Control Transaction described above and ending immediately prior to the completion of such Change of Control Transaction. Option Shares issuable pursuant to Conditionally Exercisable Options will be issued immediately prior to the closing of the Change of Control Transaction; and

●	all other unvested Options shall become null and void upon completion of the transaction described above.

2023 Director Compensation

Name	Fees Earned or Paid in Cash (CDN$)	Option Awards (CDN$)(1)	Total (CDN$)
Dr. Yanguang Yuan	-	-	-
Philip Chong	-	-	-
John Meekison	73,589	79,356	152,945
Dr. Grzegorz Ombach	73,589	79,356	152,945
Eloner Habtezghi	44,997	36,107	81,104

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions which we have been a participant, in which the amount involved in the transactions is material to us or the related party. While the Board has not yet adopted a formal related party policy, we comply with Item 404 of Regulation S-K. We define a related party as:

●

a person who is or was (since the beginning of the last fiscal year for which the Company has completed an audit and issued a form of proxy statement for an annual general meeting, (even if they do not presently serve in that role) an executive officer, director or nominee for election as a director;

●	a person (including company, investment funds, etc.) who holds or controls greater than 5% beneficial ownership of our Common Shares; or

●	Immediate Family Member of any of the foregoing.

We further define a related party transaction as any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:

●	the aggregate amount involved will or may be expected to exceed USD$120,000 in any calendar year;

●	the Company or any of its subsidiaries is a participant; or

●	any related party has or will have a direct or indirect interest.

Related party transactions are brought to the Corporate Secretary and Chairman of the Audit Committee. The Audit Committee will then evaluate each related party transaction based on the following minimum criteria:

●	whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

●	whether the related party transaction would impair the independence of any director;

●	the extent of the related person’s interest in the related party transaction; and

●	any other information regarding the related party transaction that may be material to investors or inconsistent with the best interests of the Company and its stockholders in light of the facts and circumstances of the particular transaction.

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Tangold Inc.

Tangold Inc. resulted from a technology spinout effective February 14, 2021 and completed on December 25, 2021. The transaction was a share exchange between Tangold Inc. and AdvEn Industries resulting in the transfer of 26 million Tangold Inc. shares for the license of carbon fibre technologies then owned by the Company. The Patent and Know How licensed were based on U.S. Provisional Patent Application No. 63/092,912. The patent was split into three components: carbon fibre; solid bitumen; and the residual fields. The received shares were concurrently distributed to the then shareholders of AdvEn by way of special resolution of the Board. Tangold Inc. is a debtor to the Company by way of a non-interest-bearing demand loan. As of the date of this prospectus, Tangold Inc. is indebted to AdvEn in the amount of CDN$446,000 and this amount has been written down in each of the years ending 2021 and 2022. The Company’s former Chief Executive Officer, Chief Technology Officer and one director (Philip Chong) act as officers and directors of Tangold Inc.

Effective May 30, 2022, AdvEn entered into an amended and restated Technology Acquisition Agreement. This agreement transfers the underlying patent application to Tangold Inc. for consideration of 1,150,500 voting common shares with an estimated value of CDN$250,000 representing 1.56% of the issued and outstanding common shares of Tangold Inc. The Company retains all afore mentioned rights to the residual fields including any derivative technologies resulting from the patent application.

Please see “note 23.c and 23.d of the enclosed Notes to the Consolidated Financial Statements for the years ended December 31, 2021 and December 31, 2020.”

AdvEn Solid Bitumen Inc.

AdvEn Solid Bitumen Inc. (“Bitumen”) resulted from a technology spinout effective February 14, 2021 and completed on December 25, 2021. The transaction was a share exchange between Bitumen and AdvEn Industries resulting in the transfer of 26 million Bitumen shares for the license of solid bitumen technologies then owned by the Company. The shares were concurrently distributed to the then shareholders of AdvEn by way of special resolution of the Board. Bitumen is a debtor to the Company by way of a non-interest-bearing demand loan. As of the date of this prospectus, Bitumen owes AdvEn CDN$73,000 and this amount has been written down in each of the years ending 2021 and 2022. The Company’s former Chief Executive Officer, Chief Technology Officer and one director (Philip Chong) act as officers and directors of Tangold.

As at May 30, 2022, Bitumen’s license is with Tangold. AdvEn does not retain any ownership of this entity.

Please see “note 23.c and 23.d of the enclosed Notes to the Consolidated Financial Statements for the years ended December 31, 2021 and December 31, 2020.”

BitCan Geosciences and Engineering Inc.

BitCan Geosciences and Engineering Inc. (“Bitcan”) is a company materially owned by our former Chief Executive Officer, Yanguang Yuan. During the year ended December 31, 2021, the Company entered into service agreement for engineering for management services. Fees paid during the year for the service agreement totaled CDN$325,000 (2020 CDN$220,315). Bitcan is also holder of 2,168,614 (6.6%) of the Common Shares. Bitcan acquired shares from May 2020 through March 2021 at an average cost of CDN$0.16 per share for total paid in capital of approximately CDN$353,000. AdvEn holds no ownership interest in BitCan. AdvEn has attributed all payments to BitCan to Mr. Yuan’s salary.

1367054 Alberta Ltd.

1367054 Alberta Ltd, (“7054”) is a company materially owned by the former Chief Executive Officer and holds 7,903,986 (24.2%) of the Common Shares. The shares were acquired from June 2018 through May 2021 at an average cost per share of CDN$0.28 for total paid in capital of approximately CDN$2.2 million. AdvEn holds no ownership interest in 7054.

KNP Group Inc.	KNP Group Inc. (“KNP”) is a company materially owned by Philip Chong, a director of AdvEn. KNP holds 4,869,815 (14.9%) of the Common Shares. KNP acquired its shares during the period from October 2015 through February 2020 at an average cost of $0.12 per share for total paid in capital of approximately CDN$567,000. AdvEn holds no ownership interest in KNP.
Dr. Yanguang Yuan

During the year ended December 31, 2021, we entered into a service agreement for engineering for management services with a company owned by our former Chief Executive Officer. Fees paid during the year for the service agreement totaled CDN$325,000. We attributed all payments due pursuant to the service agreement to Dr. Yuan’s salary.

Director and Officer Indemnification

Our by-laws contain provisions for the indemnification of our directors and officers. Additionally, we have entered into indemnity agreements with all our directors and executive officers. See “Description of Securities—Limitation of Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our Board will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds USD$120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our Audit Committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Common Shares as of February 2, 2024 by our officers, directors, director nominees and greater than five percent beneficial owners of Common Shares. There is no other person or group of affiliated persons known by us to beneficially own more than five percent of our Common Shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all Common Shares shown that they beneficially own, subject to community property where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Our calculation of the number of shares and percentage of beneficial ownership prior to this offering is based on 32,984,158 issued and outstanding Common Shares as of February 2, 2024 with an allowance for additional 846,000 Common Shares that may be acquired through the exercise of options on or before 60 days from February 2, 2024. Our calculation of the number of shares and percentage of beneficial ownership after this offering is based on Common Shares outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional Common Shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3.

Name of Beneficial Owner	Shares of Voting Common Share Beneficially Owned Before and After this Offering	Options currently held and vested within 60 days from February 2, 2024	Total Voting Common Shares if Options are Exercised	% of Voting Common Shares Prior to Offering if Options are Exercised	% of Voting Common Shares following Offering if Options are Exercised
Directors and Named Executive Officers:
Ronald Michael Steele	50,000	437,500	487,500	1.5%
Dr. Yanguang Yuan(1)	10,072,600	-	10,072,600	30.5%
Jozef Franciscus Martinus Roosen	-	30,000	30,000	* %
Grzegorz Ombach(2)	46,154	278,500	324,654	1.0%
John Meekison(3)	596,154	100,000	696,154	2.1%
Philip Chong(4)	5,063,163	-	5,063,163	14.6%
Eloner Habtezghi	33,577	-	33,577	* %
All executive officers and directors as a group (7 persons)	15,861,648	846,000	16,707,648	49.4%
5%+ Shareholders:
Ingo Mueller(5)	2,210,000	60,000	2,270,000	6.7%
Arni Johannson(6)	4,633,982	60,000	4,693,982	14.2%
BitCan Geosciences and Engineering Inc.(7)	2,168,614	-	2,168,614	6.6%
Dr. Weixing Chen	6,765,990	-	6,765,990	19.6%
KNP Group Inc.(8)	4,869,815	-	4,869,815	14.7%
1367054 Alberta Ltd(9)	7,903,986	-	7,903,986	24.0%

As of February 2, 2024, 1,198,758 of our outstanding Common Shares are held by a single record holder in the United States. The number of shares listed in this section are pre-split figures and shall be adjusted after the Board determines the split ratio.

(1)	Includes (i) (A) 2,168,614 shares owned by BitCan Geosciences and Engineering Inc. and (B) 7,903,986 shares owned by 1367054 Alberta Ltd., of which Dr. Yanguang Yuan has sole voting and dispositive power over the shares and excludes the issuance of (ii) (A) 153,545 shares to 1367054 Alberta Ltd. (the “Alberta Note Shares”) as a result of the conversion of a convertible note issued to 1367054 Alberta Ltd. with a value of approximately USD$499,019 as of June 30, 2023 (the “Alberta Note”), using a conversion price of $3.25 per share (assuming a public offering price of USD$5.00 per share, which is the midpoint of the estimated range of USD$4.00 to USD$6.00 per share), of which shall be issued to 1367054 Alberta Ltd. immediately prior to the closing of this offering, (B) 115,159 shares issuable upon exercise of the warrants to be issued to 1367054 Alberta Ltd. immediately prior to the closing of the offering as a result of the conversion of the Alberta Note (the “Alberta Warrant Shares”) and (C) 38,386 shares to be issued to 1367054 Alberta Ltd. immediately prior to the closing of the offering in connection with the conversion of the Alberta Note (the “Additional 1367054 Alberta Ltd. Shares”). If the Alberta Note Shares, the Alberta Warrant Shares and the Additional 1367054 Alberta Ltd. Shares are included in Dr. Yuan’s total share ownership, then after the offering, Dr. Yuan will own 10,379,690 shares or approximately %.

(2)	Excludes the issuance of (i) (A) 32,794 shares to Grzegorz Ombach (the “Ombach Note Shares”) as a result of the conversion of a convertible note issued to Mr. Ombach with a value of approximately USD$106,578 as of June 30, 2023 (the “Ombach Note”), using a conversion price of $3.25 per share (assuming a public offering price of USD$5.00 per share, which is the midpoint of the estimated range of USD$4.00 to USD$6.00 per share), of which shall be issued to Mr. Ombach immediately prior to the closing of this offering, (B) 24,596 shares issuable upon exercise of the warrants to be issued to Mr. Ombach immediately prior to the closing of the offering as a result of the conversion of the Ombach Note (the “Ombach Warrant Shares”) and (C) 8,198 shares to be issued to Mr. Ombach immediately prior to the closing of the offering in connection with the conversion of the Ombach Note (the “Additional Ombach Shares”). If the Ombach Note Shares, the Ombach Warrant Shares and the Additional Ombach Shares are included in Mr. Ombach’s total share ownership, then after the offering, Mr. Ombach will own 390,242 shares or approximately %.

(3)	Includes 300,000 shares currently held in escrow of which 200,000 will be released following this offering and 100,000 will be released upon the Company’s completion of a secondary financing of $25 million or greater. In the event these performance milestones are not met, the shares are subject to repurchase by us.

(4)	Includes 4,869,815 shares owned by KNP Group Inc., of which Philip Chong has sole voting and dispositive power over the shares.

(5)	Ingo Mueller’s share position includes 1,350,000 shares currently held in escrow of which 900,000 will be released following this offering and 450,000 will be released upon our completion of a secondary financing of $25 million or greater. In the event these performance milestones are not met, the shares are subject to repurchase by us.

(6)	Includes 1,191,991 shares owned by Canadian Team Nexus Ventures Corp. where Arni Johannson served as Chief Executive Officer and a director until May 26, 2023. Mr. Johannson’s share position includes 1,350,000 shares currently held in escrow of which 900,000 will be released following this offering and 450,000 will be released upon our completion of a secondary financing of $25 million or greater. In the event these performance milestones are not met, the shares are subject to repurchase by the Company.

(7)	Dr. Yanguang Yuan has sole voting and dispositive power over the shares held by BitCan Geosciences and Engineering Inc. The principal address of BitCan Geosciences and Engineering Inc. is [*].

(8)	Philip Chong has sole voting and dispositive power over the shares held by KNP Group Inc. The principal address of KNP Group Inc. is [*].

(9)	Excludes the issuance of (ii) (A) 153,545 shares to 1367054 Alberta Ltd. as a result of the conversion of a convertible note issued to 1367054 Alberta Ltd. with a value of approximately USD$499,019 as of June 30, 2023, using a conversion price of $3.25 per share (assuming a public offering price of USD$5.00 per share, which is the midpoint of the estimated range of USD$4.00 to USD$6.00 per share), of which shall be issued to 1367054 Alberta Ltd. immediately prior to the closing of this offering and (B) 153,545 shares issuable upon exercise of the warrants to be issued to 1367054 Alberta Ltd. immediately prior to the closing of the offering as a result of the conversion of the Alberta Note. If the Alberta Note Shares and the Alberta Warrant Shares are included in Dr. Yuan’s total share ownership, then after the offering, Dr. Yuan will own 10,379,690 shares or approximately %.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

DESCRIPTION OF SECURITIES

General

The following is a summary of the rights of our Common Shares as set forth in our articles and Bylaws each as currently in effect, and certain related sections of the ABCA. We were incorporated as “Nano Innovations Inc.” on November 9, 2017 under the British Columbia Business Corporations Act. We continued to the ABCA effective July 27, 2022 and changed our name to “Adven Inc.” in connection with the continuation. We are governed by the ABCA, as well as the articles of continuance that we filed in connection with our continuation under the ABCA (our “articles”) and our Bylaws which we adopted upon our continuation. This summary does not purport to be complete and is qualified in its entirety by the full text of our articles and Bylaws.

Our authorized share capital consists of (i) an unlimited number of Common Shares, which do not have any special rights or restrictions, and (ii) an unlimited number of preferred shares, each without par value (“Preferred Shares”), with the rights specified in our articles, as described below.

The following description of our share capital and provisions of our articles and Bylaws are summaries of material terms and provisions and are qualified by reference to our articles and Bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, we had                        Common Shares issued and outstanding, and 1,200 Series A Convertible Preferred Shares and no warrants exercisable for Common Shares and no securities, other than the Notes and the Series A Preferred Shares, convertible into Common Shares are issued and outstanding (with an allowance for an additional 1,886,050 Common Shares that may be acquired through the exercise of options on or before 60 days from       , 2024). We will effect a reverse-stock split through a consolidation of our outstanding shares prior to the date of effectiveness of the registration statement of which this prospectus forms a part at a ratio to be determined by the Board. Immediately following the closing of this offering, we expect to have           issued and outstanding Common Shares if the underwriters’ option to purchase additional Common Shares is exercised in full).

Rights, Preferences and Restrictions Attaching to Our Common Shares

The ABCA and our articles provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

●	the right to one vote at all meetings of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote;

●	subject to the prior rights and privileges attaching to any other class of shares of our Company; and

●	subject to the prior rights and privileges attaching to any other class of shares of the Company, the right to receive the remaining property and assets of the Company upon.

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meeting at which only holders of a specified class of shares (other than Common Shares) or a specified series of shares are entitled to vote. At such meetings attended by holders of Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by the holder. Holders are entitled to elect all nominees to the Board of the Company.

Subject to the rights, privileges, restrictions, conditions and limitations of any other class of shares of the Company, holders of our Common Share are entitled to receive any dividends of the Company and, upon a liquidation, dissolution of winding-up of the Company, whether voluntary or involuntary, to receive the remaining property of the Company.

Rights, Preferences and Restrictions Attaching to Our Preferred Shares

Our Articles of Incorporation provides the following rights, privileges, restrictions and conditions attaching to our Preferred Shares:

Designation of Series of the Preferred Shares

Our Board is authorized to issue Preferred Shares at any time and from time to time be issued in one or more series as designated by the directors of the Company. Any series of Preferred Shares designated by our Board will consist of such number of shares as may, before the issue thereof, be determined by resolution of our Board. If our Board exercises its authority under the ABCA and the articles to designated a series of Preferred Shares, the Board will, before the issuance of any shares of such series, send articles of amendment to the registrar under the ABCA in the form required to designated the series of shares.

Rights and Restrictions of the Preferred Shares

Subject to the provisions of the ABCA, our Board may by resolution fix from time to time before the issue of any series of Preferred Shares the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares, including, but without limiting or restricting the generality of the foregoing:

●	the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative) and the dates;

●	places of payment thereof;

●	the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium);

●	the terms and conditions of any conversion or exchange rights;

●	the terms and conditions of any share purchase plan or sinking fund; restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company; and

●	any voting rights and restrictions attached to the series of Preferred Shares.

Participation in Assets on Dissolution

The holders of Preferred Shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among the shareholders of the Company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common Shares or any other shares of the Company ranking junior to the Preferred Shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

Amendment of the Articles of Incorporation

Confirmation of any special resolution to amend our articles to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preferred Shares or to create special shares ranking in priority to or on a parity with the Preferred Shares may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose.

The holders of the Common Shares and the Preferred Shares, or any series thereof, need not rank equally nor be treated equally in the declaration or payment of dividends. Our Board shall have full and absolute discretion to declare and pay dividends to the holders of one or more classes of shares, or any series thereof, to the exclusion of the other classes of shares, or any series thereof, and in different amounts to the holders of different classes of shares, or any series thereof; provided that all dividends paid on any particular class of shares, or any series thereof, shall be paid in proportion to the number of shares of such class, or any series thereof, that are held by each shareholder.

Series A Preferred Shares

Our Series A Convertible Preferred Shares bear a paid-in-kind dividend rate of 18% and mandatorily converts into units immediately prior to the closing of the initial public offering of the Company. As of the date of this prospectus, we have issued a total of 1,200 Series A Preferred Shares for USD$1.2 million. Each of the units to which the Series A Preferred Shares will convert into immediately prior to the closing of the initial public offering includes one share of Common Share and one warrant to purchase one share of Common Share. The shares of Common Shares that are part of the units issuable upon the conversion of the Series A Preferred Shares and the shares of Common Shares that are issuable upon exercise of the warrants that are part of the units issuable upon the conversion of the Series A Preferred Shares are being registered in the Resale Prospectus.

Series B Preferred Shares

Our Series B Convertible Preferred Shares bear a paid-in-kind dividend rate of 18% and mandatorily converts into shares of Common Shares immediately prior to the closing of the initial public offering of the Company on the NYSE American or such other major transaction on an accredited stock exchange. The Series B Preferred Shares convert to common shares at a 25% discount to the initial public offering price. Interest will accrue on the Series B Preferred Shares at the rate of 18% per annum, which will be paid on completion of the initial public offering by the issuance of additional Common Shares at the 25% discount to the initial public offering price. As at the date of this prospectus, we have not issued any Series B Preferred Shares.

Warrants

We will issue warrants to the Note holders following the conversion of the Notes to Common Shares immediately prior to the closing of this initial public offering. Note holders have the right to purchase up to 50% of the number of Common Shares issued upon full conversion of the Note which includes the original principal amount plus any accrued interest (which was amended to 100%). The purchase price of one Common Share under the Warrant equals the price of one Common Share issued in the Liquidity Event. The Warrants also include anti-dilution provisions for Exercise Price should we issue equity or equity-like instruments at a lower price per share than the Exercise Price, excluding share incentives under the Stock Option Plan. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event we sell more than 50% of our equity or assets. The Warrants are not issued if the Notes are not converted. The Common Shares issuable upon exercise of the Warrants are being registered in the Resale Prospectus.

In addition, we will issue warrants to Series A Preferred Shareholders following the conversion of the Series A Preferred Shares to Common Shares immediately prior to the closing of this initial public offering. Series A Preferred Shareholders have the right to purchase up to 100% of the number of Common Shares issued upon full conversion of the Series A Preferred Shares. The purchase price of one Common Share under the warrant equals the initial public offering price multiplied by a discount factor of 0.65. The warrants may be exercised during a five-year term from the date of issuance. The Common Shares issuable upon exercise of the warrants are being registered in the Resale Prospectus.

Shareholder Meetings

The ABCA provides that: (i) a general meeting of shareholders shall be held at such place in or outside Alberta as the directors determine or, in the absence of such a determination, at our registered office is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days; (iv) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of King’s Bench of Alberta may order a meeting to be called, held and conducted in a manner that the Court directs.

Our Bylaws provide that a quorum is met when holders of not less than 33 1/3% of the votes entitled to be voted at the meeting are present in person or represented by proxy.

The holders of our Common Shares are entitled to attend and vote at all meetings of our shareholders.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this offering will be duly authorized, validly issued, fully paid and non-assessable.

Our Objects and Purposes

Article 5 of our articles does not impose any restrictions on the business that we may carry on or on the powers the Company may exercise.

Authority of Directors

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company, or request to have entered in the minutes of the Board meeting, the nature and extent of his or her interest at the time and in the manner provided by the ABCA. Such a director shall not vote on any resolution to approve the same except as provided by the ABCA.

Under the Bylaws, our directors shall be paid such remuneration for their services as our Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Under the charter of the Compensation Committee to be adopted by the Board, the Committee will be delegated with the authority to determine the compensation of directors, including the directors who are members of the committee.

Article 3 of the Bylaws grants the Board to authorize us to borrow money, issue debt obligations, guarantee the performance of obligations of other parties and grant a security interest in our assets to secure our obligations. In addition, Article 3 of the Bylaws provides that the Board may delegate such powers to a director or a committee of directors.

Neither our articles or Bylaws provide for any age limit requirement regarding the retirement of directors or require directors to be shareholders.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than USD$5.00 per share or an exercise price of less than USD$5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this offering may be subject to such penny stock rules, purchasers in this offering will likely find it more difficult to sell their Common Shares in the secondary market.

We will be listing on the NYSE American which requires a minimum share price of USD$4.00 per share. Our shares will be subject to market conditions that may, or may not, elevate our share price beyond USD$5.00 per share and as such we may be defined by the SEC as a penny stock. In addition, if listed on the NYSE American, we may fail to meet continued listing standards and be delisted, thus exposing investors to potential risks of owning our securities.

Limitations on Liability and Indemnification of Officers and Directors

Under the ABCA, and except in respect of an action by or on behalf of the Company to procure a judgment in our favor, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of that corporation or body corporate, provided that:

●	the director or officer acted honestly and in good faith with a view to the best interests of the corporation; and

●	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The ABCA also provides that we may also advance money to a director, officer or other individual for costs, charges and expenses incurred in connection with such a proceeding.

Our Bylaws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity provided that we shall not indemnify any such individual unless he or she:

●	a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Company’s request; and

●	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

In addition, our Bylaws require us to advance money to a director, officer or other individual for costs, charges and expenses incurred in connection with such a proceeding.

Under the ABCA, we are permitted to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

Prior to the completion of the offering we intend to enter into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify, including but not limited to the indemnity permitted under the ABCA and required under our Bylaws, him or her for losses reasonably incurred by reason of being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful, and in so acting was in breach of the obligations under the indemnity agreement.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Registration of Common Shares

All transfers of our securities shall be made in accordance with the ABCA and the Securities Transfer Act. Subject to the provisions of the ABCA and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the ABCA) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the ABCA and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the ABCA and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of certain liens enumerated in the Bylaws. While the Common Shares currently issued and outstanding are physically certificated, we anticipate that the Common Shares sold in this offering will be DTC eligible and can be held and transferred through book entry.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for our Common Shares is Odyssey Trust Company, located at 2155 Woodlane Drive, Woodbury, MN 55125.

Listing

We will apply to have our Common Shares listed on the NYSE American under the symbol “ADVEN.” We cannot guarantee that we will be successful in listing our Common Shares on the NYSE American. We will not complete this offering unless we are so listed.

Exchange Controls

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our Common Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our articles of amendment on the right of a non-resident to hold or vote our Common Shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts will generally not apply except where a control of an existing Canadian business or company, which has Canadian assets or revenue over a certain threshold, is acquired and will not apply to trading generally of securities listed on a stock exchange.

Competition Act

Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to seek a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which order may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of voting our shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period.

Investment Canada Act

The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction by Canadian authorities. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, trade agreement investors from countries with most-favored nation treatment under Canada’s free trade agreements (including the European Union, the United States, Australia, Chile, Colombia, Honduras, Japan, Mexico, New Zealand, Panama, Peru, Singapore, South Korea, the United Kingdom and Vietnam) that are not state-owned enterprises generally will be required to file a pre-closing application for review and approval when directly acquiring a Canadian business where the enterprise value exceeds C$1.711 billion (indexed annually) in 2022. World Trade Organization (“WTO”) investors (i.e., firms controlled in WTO countries) that are not state-owned enterprises and that do not enjoy the benefit of the most-favored nation trade agreements noted above generally will be required to file a pre-closing application for review and approval when directly acquiring a Canadian business where the enterprise value exceeds C$1.141 billion in 2022 (indexed annually). For direct acquisitions by WTO country state-owned enterprises, determination of the threshold for approval is based on asset book value rather than enterprise value. The asset size threshold was C$454 million in 2022 and is indexed annually. The asset value threshold also applies for non-WTO country state-owned enterprises that acquire control of a Canadian business that was, immediately prior to the investment, controlled by a WTO Investor.

The Investment Canada Act also includes a national security review regime under which a review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The federal government has broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the Canadian government and may occur on a pre- or post-closing basis.

Under Investment Canada Act also includes a national security review regime under which a review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada. “No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The federal government has broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the Canadian government and may occur on a pre- or post-closing basis.

Certain transactions relating to our Common Shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:

●	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

●	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our Common Shares, remains unchanged.

Comparison of Shareholder Rights

We are a corporation governed by the ABCA. The following discussion summarizes material differences between the rights of holders of our Common Shares and the rights of holders of the Common Shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Alberta and Delaware. This summary is qualified in its entirety by reference to the Delaware General Corporation Law, or the DGCL, the ABCA, and our articles and our Bylaws.

Delaware	ABCA

Stockholder/Shareholder Approval of Business Combinations; Fundamental Changes

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

Under the ABCA and our articles, certain fundamental changes, such as amendments to the articles, certain by-laws amendments, continuances to another jurisdiction, certain amalgamations, a lease, sale or transfer of all or substantially all of the property of a company other than in the ordinary course of business, liquidations, dissolutions, and certain arrangements are required to be approved by special resolution.

Delaware	ABCA

However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

The DGCL does not contain a procedure comparable to a plan of arrangement under ABCA.

A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) signed by all shareholders entitled to vote on the resolution.

In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights. In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Under the ABCA, arrangements are permitted and a company may make any proposal it considers appropriate. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, (or such higher approval that a court may require) and may provide that holders of shares not normally entitled to vote may vote on the arrangement. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

The ABCA does not contain a provision comparable to Section 251(h) of the DGCL.

Delaware	ABCA

Special Vote Required for Combinations with Interested Stockholders/Shareholders

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder.

The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

The ABCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, in Canada, takeovers and other related party transactions are addressed in provincial securities legislation and policies which may apply to us.

In addition, we will be subject to Canadian Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions or MI 61-101 which if we become a reporting issuer under Canadian securities laws through the filing of a prospectus in Canada or our securities becoming traded on a stock exchange in Canada. MI 61-101 is applicable to Canadian reporting issuers and contains detailed requirements in connection with “related party transactions.” A “related party transaction” as defined under M I61-101 means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

The filing and effectiveness of the registration statement of which this prospectus forms a part with the SEC will not, by itself, make us a reporting issuer in Canada and subject us to the provisions of MI 61-101.

Delaware	ABCA

Appraisal Rights; Rights to Dissent

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

The ABCA provides that shareholders of a corporation are entitled to exercise dissenter rights and to be paid the fair value of their shares in connection with specified matters, including:

●     any amalgamation with another corporation (other than with certain affiliated corporations);

●    an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the class in respect of which a shareholder is dissenting;

●     an amendment to the corporation’s articles to add or remove an express statement establishing the unlimited liability of shareholders;

●     an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

●     a continuance under the laws of another jurisdiction;

●     a sale, lease or exchange of all, or substantially all, of the property of the corporation other than in the ordinary course of business;

●      a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and

●     certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Delaware	ABCA

Compulsory Acquisition

Under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.	The CBCA provides that if, within 120 days after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate or associate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice before the earlier of (i) 60 days from the termination of the offer; and (ii) 180 days from the making of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may, within 20 days of receiving notice, notify the offeror that they are not transferring their shares to the offeror but are demanding to be paid fair value as determined by a court.

Stockholder/Shareholder Consent to Action Without Meeting

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.	Under the CBCA, an action that can be taken at a meeting may only be taken without a meeting if the resolution with respect to that matter is signed by all shareholders entitled to vote thereon.

Special Meetings of Stockholders/Shareholders

Under the DGCL, a special meeting of shareholders may be called by the board of directors of by such persons authorized in the certificate of incorporation or bylaws.

Under the ABCA and our by-laws, the directors may call a special meeting of the shareholders.

Additionally, under the ABCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a meeting of shareholders may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a shareholders meeting. Upon receiving a requisition that complies with the technical requirements set out in the ABCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them may call the meeting.

Delaware	ABCA

Distributions and Dividends; Repurchases and Redemptions

Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under the ABCA, subject to any restrictions contained in its articles, a company may pay a dividend in fully paid shares, money or other property The ABCA will prohibit the declaration or payment of dividends in circumstances where (i) there are reasonable grounds for believing that the company is or after the payment would be unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would be less than the aggregate of its liabilities and its stated capital of all classes.

The purchase or other acquisition by a company of its shares is permitted subject to solvency tests similar to those applicable to the payment of dividends (as set out above).

Vacancies on Board of Directors

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Under the ABCA and our articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not so filled, a quorum of directors may fill a vacancy among the directors unless the vacancy results from an increase in the number of the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles.

Under the articles and subject to the ABCA, the directors may appoint additional directors between annual general meetings provided that, after such appointment, the total number of directors is not greater than one and one-third times the number of directors who held office at the expiration of the last annual meeting of the Company.

Delaware	ABCA

Constitution and Residency of Directors

The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.	The ABCA likewise does not impose residency requirements on the Board of Directors.

Removal of Directors; Terms of Directors

Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Under the ABCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office.

Our by-laws allow for the removal of a director by ordinary resolution of the shareholders.

If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Inspection of Books and Records

Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may inspect the corporation’s books and records for a proper purpose.	Under the ABCA, directors, shareholders, creditors and their representatives may inspect certain of the records of a company during usual business hours of the company and take copies of extracts free of charge.

Delaware	ABCA

Amendment of Governing Documents

Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; provided that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under the ABCA, any amendment to the articles of a corporation generally requires shareholder approval by special resolution. If a proposed amendment requires approval by special resolution (which requires the approval of not less than two-thirds of the votes cast by the shareholders), the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the ABCA, whether or not the class or series otherwise carries the right to vote. The ABCA provides, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of dividends or return of capital over any other series of shares of the same class that are then outstanding.

Under the ABCA, unless the articles or by-laws otherwise provide, the board of directors of a corporation may, by resolution, make, amend or repeal by-laws that regulate the business or affairs of a corporation provided that any such by-law, amendment or repeal of a by-law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the board of directors but ceases to be effective if not confirmed by the shareholders. If a by-law, amendment or repeal is rejected by shareholders, or the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, then such by-law, amendment or repeal will cease to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

Indemnification of Directors and Officers

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

Under the ABCA, a company may indemnify its current or former directors or officers or another individual who acts or acted at the company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the company or another entity.

Delaware	ABCA

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

The ABCA also provides that a company may advance moneys to a director, officer or other individual for costs, charges and expenses incurred in connection with such a proceeding.

However, indemnification is prohibited under the ABCA unless the individual (i) acted honestly and in good faith with a view to the company’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the company’s request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Limited Liability of Directors

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

Under the ABCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and (iii) comply with the ABCA, the regulations thereunder and the company’s articles, by-laws and any unanimous shareholder agreement. These statutory duties are in addition to duties under common law and equity.

No provision in a contract or the articles, by-laws, or resolution of a company may relieve a director or officer of a company from the duty to act in accordance with the ABCA and the regulations thereunder, or from any liability for failing to do so.

Delaware	ABCA

The ABCA does not permit any limitation of a director’s liability other than in connection with the adoption of a unanimous shareholder agreement that restricts certain powers of the directors. If such a unanimous shareholder agreement were adopted, the parties who are given the power to manage or supervise the management of the business and affairs of the corporation under such agreement assume all of the liabilities of a director under the ABCA.

Under the ABCA, a director is not liable for certain acts if the director has otherwise complied with his or her duties and otherwise exercised the degree of care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including relying in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial condition of the company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Stockholder/Shareholder Lawsuits

Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the ABCA, a current or former shareholder (including a current or former beneficial shareholder) of a company or any of its affiliates, a current or former director or officer of a company or any of its affiliates the “Director” appointed under the ABCA, or any other person who, in the discretion of the court, is a proper person may make an application to the court (each a “complainant”) for leave to bring an action in the name and on behalf of the company or any of its subsidiaries, or intervene in an action to which the company or any of its subsidiaries is a party, to prosecute or defend an action on behalf of a company (a derivative action). No derivative action may be brought unless the court is satisfied that (i) notice of the application for leave has been given to the directors of the company or its subsidiary of the complainant’s intention to apply to the court under subsection (1) not less than fourteen days before bringing the application, or as otherwise ordered by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the company for the action to be prosecuted or defended.

Under the ABCA, the court in a derivative action may make any order it thinks fit.

Delaware	ABCA

Oppression Remedy

Although the DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under the DGCL that is comparable to the ABCA’s oppression remedy.

The ABCA’s oppression remedy enables a court to make an order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that (i) any act or omission of the company or any of its affiliates effects or threatens to effect a result, (ii) the business and affairs of the company or its affiliates are, have been or are threatened to be carried on or conducted in a manner, or (iii) the powers of the directors of the company or any of its affiliates are of have been exercised in a manner, that is, oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of any security holder, creditor, director or officer of the company.

Under the ABCA, a “complainant” includes a current or former shareholder (including a current or former beneficial shareholder) of a company or any of its affiliates, a current or former director or officer of a company or any of its affiliates, the “Director” appointed under the ABCA or any other person who, in the discretion of the court, is a proper person to bring the application.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants.

Blank Check Preferred Stock/Shares

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, the DGCL does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Under, and subject to, the ABCA, preferred shares may be issued in one or more series. The articles of incorporation may authorize a board of directors, without shareholder approval, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including redemption, dividend, liquidation and voting rights, as our board of directors may determine.

The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of a corporation and may adversely affect the market price of a corporation’s common shares.

Delaware	ABCA

In addition, the ABCA does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over market value for their shares.

Advanced Notice Requirements for Proposals of Stockholders/Shareholders

Delaware corporations typically have provisions in their bylaws that require a stockholder proposing a nominee for election to the board of directors or other proposals at an annual or special meeting of the stockholders to provide notice of any such proposals to the secretary of the corporation in advance of the meeting for any such proposal to be brought before the meeting of the stockholders. In addition, advance notice bylaws frequently require the stockholder nominating a person for election to the board of directors to provide information about the nominee, such as his or her age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose, among other things, his or her name, share ownership and agreement, arrangement or understanding with respect to such nomination.

For other proposals, the proposing stockholder is often required by the bylaws to provide a description of the proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

Under the ABCA, proposals with respect to the nomination of candidates for election to the board of directors may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit a proposal, a shareholder must be the registered or beneficial holder of, or have support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the corporation, or (ii) voting shares whose fair market value is at least CDN$2,000 and such registered or beneficial holder(s) must have held such shares for at least six months immediately prior to the day upon which the shareholder submits the proposal. In order for a proposal to include nominations of directors, it must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the special meeting.

A proposal under the ABCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters (if applicable), the number of shares of the company owned by such persons and the date upon which such shares were acquired.

If the proposal is submitted at least 90 days before the anniversary date of the notice of meeting sent to shareholders in connection with the previous annual meeting and the proposal meets other specified requirements, then the company shall either set out the proposal in the proxy circular of the company or attach the proposal thereto. In addition, if so requested by the person submitting the proposal, the company shall include in or attach to the proxy circular a statement in support of the proposal by the person (not to exceed 200 words) and the name and address of the person.

If a company refuses to include a proposal in a management proxy circular, the company shall notify the person in writing within 21 days after its receipt of the proposal (or proof of the person’s ownership of securities) of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for an order permitting the company to omit the proposal from the management proxy circular and the court may make such order as it determines appropriate.

Delaware	ABCA

Any registered shareholder entitled to vote, or any beneficial shareholder whose shares are entitled to be voted, at a meeting of shareholders may also discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal.

Provisions of Alberta Securities Laws Governing Business Combinations

All provinces of Canada have adopted Canadian National Instrument 62-104 titled “Take-Over Bids and Issuer Bids” and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally (“NI 62-104”). The Canadian Securities Administrators, or CSA, have also issued National Policy 62-203 titled “Take-Over Bids and Issuer Bids” (the “National Policy”) which contains regulatory guidance on the interpretation and application of NI 62-104 and on the conduct of parties involved in a bid. The National Policy and NI 62-104 are collectively referred to as the “Bid Regime.” The National Policy does not have the force of law, but it is an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.

The following take-over bid requirements will be applicable with respect to our securities irrespective of whether we are a “reporting issuer” at the relevant time. The early-warning report requirements will only be applicable to an acquisition of our securities if we are a “reporting issuer” at the relevant time. We are presently not a “reporting issuer” under the securities laws of any Canadian province or territory and will not become a “reporting issuer” in Canada as a result of the effectiveness of the registration statement of which this prospectus forms a part. However, we may determine to become a “reporting issuer” under Canadian securities laws in the future by filing a prospectus with Canadian securities regulatory authorities or becoming listed on a stock exchange in Canada.

Takeover Bid Requirements: A “take-over bid” or “bid” is an offer to acquire outstanding voting or equity securities of a class made to any person who is in one of the provinces of Canada or whose last address as shown on the books of a target is in such province, where the securities subject to the offer to acquire, together with the securities “beneficially owned” by the offeror, or any other person acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders. For the purposes of the Bid Regime, a security is deemed to be “beneficially owned” by an offeror as of a specific date if the offeror is the beneficial owner of a security convertible into the security within 60 days following that date, or has a right or obligation permitting or requiring the offeror, whether or not on conditions, to acquire beneficial ownership of the security within 60 days by a single transaction or a series of linked transactions.

Early Warning Report Requirements: Offerors are also subject to early warning requirements, where an offeror who acquires “beneficial ownership of,” or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or equity securities of any class of a reporting issuer that, together with the offeror’s securities, would constitute 10% or more of the outstanding securities of that class must promptly, and no later than the opening of trading on the business day following the acquisition, publicly issue and file a news release containing certain prescribed information, and, promptly, and no later than two business days from the date of the acquisition, file an early warning report containing substantially the same information as is contained in the news release. In addition, where an offeror is required to file an early warning report or a further report as described above and the offeror, or any person acting jointly or in concert with the offeror, acquires or disposes beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class or securities convertible into 2% or more of the outstanding securities of the class, or disposes of beneficial ownership of outstanding securities of the class below 10%, the offeror must issue an additional press release and file a new early warning report. Any material change in a previously filed early warning report also triggers the issuance and filing of a new press release and early warning report. During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror, or any person acting jointly or in concert with the offeror, may not acquire or offer to acquire beneficial ownership of, or control of direction over, any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This requirement does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that, together with the offeror’s securities of that class, comprise 20% of more of the outstanding securities of the class.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Common Shares, and while we intended to apply for the listing of our Common Shares on the NYSE America, we cannot assure you that an active trading market for our Common Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Common Shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Common Shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our Common Shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have            Common Shares outstanding, or           % Common Shares outstanding if the underwriters exercise their option in full to purchase additional Common Shares. Of these,            Common Shares, or            Common Shares if the underwriters exercise their option in full to purchase additional Common Shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Lock-Up Agreements

We, our directors, executive officers and certain holders of our equity securities have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriting” below, we or they will not, except with the prior written consent of the Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any our Common Shares or any securities convertible into or exercisable or exchangeable for shares of our Common Shares, request or demand that we file a registration statement related to our Common Shares, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

United States Resale Restrictions

Rule 144

Non-affiliates

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Affiliates

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our Common Shares then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of our Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our Common Shares pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Canadian Resale Restrictions

The Company is not a “reporting issuer” under the securities laws of any Canadian province or territory and will not become a “reporting issuer” in Canada as a result of the effectiveness of the registration statement of which this prospectus forms a part. As we are not a “reporting issuer” in Canada and have no obligation to become a “reporting issuer” in any jurisdiction in Canada, Canadian shareholders of the Company will not be able to resell their shares publicly in Canada. Accordingly, any resale of the securities by Canadian shareholders of the Company must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Notwithstanding that a Canadian shareholder may have purchased their securities pursuant to an available prospectus exemption in Canada, there is no assurance that a further exemption from Canadian prospectus requirements will be available to enable a Canadian purchaser to resell the securities acquired. Further, hold periods and manner of sale requirements may be imposed on Canadian purchasers in limited circumstances where exemptions may be available. Accordingly, any Canadian shareholder should consult with a legal advisor to ascertain the restrictions on resale that will be applicable them under the laws of their local jurisdiction.

Further, any sale of any of our Common Shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if the issuer is a reporting issuer in a jurisdiction of Canada and prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Selling Stockholder Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by certain selling stockholders of our Common Shares. These shares of Common Shares have been registered to permit public resale of such shares, and the Selling Stockholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Selling Stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares of Common Shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. Any shares sold by the Selling Stockholders will occur at prevailing market prices or in privately negotiated prices.

UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares that are generally applicable to a U.S. Holder, as defined below, with respect to shares that a U.S. Holder acquires pursuant to this offering. This summary assumes that the shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code, in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, or the Treasury Regulations, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) are U.S. expatriates, (vii) elect to mark their securities to market, (viii) hold the shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (ix) acquire the shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (x) have a functional currency other than the U.S. dollar, or (xi) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate, gift tax, other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult his or its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the shares.

As used herein, “U.S. Holder” means a beneficial owner of common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding common shares is urged to consult its own tax advisor.

Distributions on the Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of any distribution paid by us will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value (determined in CDN dollars) of such property on the date of the distribution. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the shares are listed on the NYSE American or we are eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends a U.S. Holder receives from us will be “qualified dividend income” if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s adjusted tax basis in such shares will generally be its U.S. dollar cost. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains generally will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

A non-U.S. corporation, such as we will be classified as a passive foreign investment company, or a PFIC, with respect to a U.S. Holder for U.S. federal income tax purposes for a taxable year of a tested foreign corporation, if either (a) 75% or more of our gross income consist of certain types of passive income (which we refer to as the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income. The value of our assets for this purpose is expected to be based, in part, on the quarterly average of the fair market value of such assets (which we refer to as the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on the projected composition of our assets and income, we believe that the Company might have constituted a PFIC for the taxable year ending December 31, 2021, were there to have been a U.S. Holder on such date, as a result of the significant gain reported from the sale of land (presumptively a passive asset). However, going forward, we do not anticipate the Company will constitute a PFIC with respect to any U.S. Holder acquiring shares after December 31, 2021. Although we do not anticipate being characterized as a PFIC with respect to U.S. Holders acquiring interests after December 31, 2021, because of (i) the nature of the anticipated income, and (ii) the value of our assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares and on that basis will skew distinctly in favor of active income generating assets, it is possible that fluctuations in gain or income, or the market price of assets held may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, we us our liquid assets and cash raised in any offerings. Whether we are a PFIC is a factual determination, and we must make a separate determination each taxable year as to whether the Company is a PFIC (after the close of each taxable year). Accordingly, we cannot assure holders that we will not be a PFIC during the current and any future taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares, we will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if we cease to qualify as a PFIC under the rules set forth above.

If we are considered a PFIC at any time that a U.S. Holder holds shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or a “qualified electing fund” election) of the shares if we are considered a PFIC. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder holds shares during any taxable year that we are a PFIC, such holder generally must annually file Form 8621, “Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund”, with the IRS.

Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares if we are or become a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election), which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, with an aggregate value in excess of CDN$50,000 (and in some circumstances, a higher threshold) are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the “Tax Act”, to a purchaser who acquires as beneficial owner common shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax convention, (ii) holds the common shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold and will not be deemed to use or hold, the common shares in a business carried on in Canada, hereinafter, a “Non-Resident Holder.” Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

This summary is based upon the provisions of the Tax Act in force as of the date hereof , all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the “Proposed Amendments,” the Canada-United States Tax Convention (1980), or the “Treaty”, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the common shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention. For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, the common shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided the common shares are listed at that time on a “designated stock exchange,” as defined in the Tax Act (which currently includes the NYSE American), unless at any time during the 60-month period that ends at that time the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource properties,” (c) “timber resource properties” (each as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, such properties, whether or not such properties exist. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property.

A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which Spartan Capital Securities, LLC, is acting as the representative, (the “Representative”), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of our Common Shares listed next to its name in the following table:

Name of Underwriter	Number of Common Shares
Spartan Capital Securities, LLC
Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares to cover overallotments, if any), if the underwriters buy any of such shares. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

The underwriters initially propose to offer our Common Shares directly to the public at the public offering price set forth on the front cover page of this prospectus. After the initial public offering of our Common Shares, the offering price and other selling terms may be changed by the underwriters.

Over-Allotment Option

We have granted the underwriters an option to purchase up to 15% additional Common Shares or            Common Shares, at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 45 days after the closing of this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our Common Shares.

Total in USD$
	Per Share in USD$	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount to be paid by us(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The underwriters will receive an underwriting discount equal to eight percent (8.0%) on all shares sold by the underwriters in this offering. In the case proceeds from the sale of our Common Shares are received from Company-originated investors, the underwriting discount will equal four percent (4.0%).

We have agreed to reimburse the representative of the underwriters out of the proceeds of the offering for non-accountable expenses up to the amount of USD$50,000 and to reimburse the representative for accountable legal expenses incurred by the representative in connection with the offering, up to USD$150,000 for fees and expenses of the representative’s legal counsel and other out-of-pocket expenses, and, if applicable, additional amounts to cover costs associated with the use of a third-party electronic road show service up to USD$10,000, the costs associated with transfer agent fees up to USD$12,500. We have paid an expense advance of USD$10,000, to the Representative, which will be applied against the actual accountable expenses that will be payable by us to the Representative in connection with this offering and any portion of the advance will be returned back to the Company to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately USD$          .

Representative’s Warrant

We have agreed to issue the Representative’s Warrant to the Representative to purchase up to an aggregate of eight percent (8.0%) of the shares of Common Shares sold in this offering. The Representative’s Warrant is exercisable commencing 180 days after the effective date of the registration statement of which this prospectus forms a part at USD$5.50 per share (110% of the public offering price assuming a public offering price of USD$5.00 per share), but may not be transferred at any time prior to the date which is 180 days after commencement of the sales by us of our Common Shares. The Representative’s Warrant will expire on a date which is three (3) years from the date of the commencement of the sale of our Common Shares in this offering in compliance with FINRA Rule 5110(e)(1)(A). The Representative’s Warrant has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e). The Representative (or its respective permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrant or the securities underlying such warrant, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such warrant or the underlying securities for a period of 180 days following the date of commencement of sales pursuant to this offering. In addition, the Representative’s Warrant provides for a cashless exercise and “piggy-back” registration rights with respect to the shares underlying such warrants, exercisable in certain cases for a period of no more than seven (7) years from the effective date of this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to the “piggy-back” registration of the securities issuable on exercise of the Representative’s Warrant other than underwriting commissions incurred and payable by the holders thereof. The exercise price and number of shares issuable upon exercise of the Representative’s Warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The Representative’s Warrant and the shares underlying the Representative’s Warrant are being registered for sale on the registration statement of which this prospectus forms a part.

Private Placement Fees

On November 25, 2022, we concluded our offering of secured convertible notes in which Spartan Capital Securities, LLC served as the sole placement agent, of which Spartan Capital Securities, LLC placed a total of CDN$475,000 in convertible notes. From May 2022 through November 2022, we issued and sold secured convertible notes for aggregate proceeds of CDN$1,408,597, inclusive of the CDN$475,000 in convertible notes that Spartan Capital Securities, LLC placed, under the same terms as our previously issued convertible notes. We paid Spartan Capital Securities, LLC a total of CDN$11,500 in cash as only compensation in connection with the closing of this offering.

Tail Financing

Unless we terminate the underwriting agreement for cause, as a result of the Representative’s material failure to perform the services contemplated in the underwriting agreement (“Cause”), if, during the 18-month period following the expiration or termination of the Representative’s engagement, we consummate a financing with investors with whom the Representative had contacted or introduced to us during the period in which we engaged the Representative, we will pay the Representative a fee equal to eight percent (8.0%) of the proceeds of such financing and warrants to purchase a number of shares of our Common Shares equal to five percent (5.0%) of the aggregate number of shares of our Common Shares sold in such offering at an exercise price equal to 110% of the offering price of the shares of our Common Shares sold in such offering.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of 180 days after the date of the offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities in cash or otherwise.

Our directors, executive officers and the holders of 5% or more of our outstanding shares have agreed, subject to certain exceptions, with the underwriters that for a period of 180 days, after the date of this prospectus, we or they will not, except with the prior written consent of the Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of our Common Shares or any securities convertible into or exercisable or exchangeable for shares of our Common Shares, request or demand that we file a registration statement related to our Common Shares, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares. All of our option holders and warrant holders are subject to a market stand-off agreement with us which imposes similar restrictions.

The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Shares, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

●	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

●	Syndicate covering transactions involve purchases of our Common Shares in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Common Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in our Common Shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our Common Shares until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result of these activities, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE American or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Initial Public Offering Pricing

Prior to the completion of this offering, there has been no public market for our Common Shares. The initial public offering price has been negotiated between us and the representative.

Other Relationships

The Representative and its affiliates may provide various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions.

The Representative may in the future provide us and our affiliates with investment banking and financial advisory services for which it may in the future receive customary fees. See “Underwriting-Tail Financing,” above. The Representative may release, or authorize us to release, as the case may be, the Common Shares subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Application for the NYSE American

We will apply to list our Common Shares on the NYSE American under the reserved symbol “ADVEN.” We will not consummate and close this offering without a listing approval letter from the NYSE American. If we are unable to obtain a listing on the NYSE American, we will not close this offering. If our Common Shares are listed on the NYSE American, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The Common Shares offered by this prospectus have not been qualified by prospectus for distribution in Canada, and may not be, directly or indirectly, offered or sold in Canada or to any residents of Canada, except in compliance with an exemption from Canadian prospectus requirements. Any sales of our Common Shares in any province or territory of Canada will only be made by a securities dealer appropriately registered in that province or territory to make such sales, which may include a Canadian affiliate of one of the underwriters using a separate Canadian Offering Memorandum that will include a copy of this prospectus. Any common shares acquired may not be sold in Canada, except in compliance with Canadian prospectus requirements or an exemption therefrom.

Neither this prospectus nor the registration statement of which this prospectus forms a part is a prospectus under the laws of any Canadian province or territory. Accordingly, none of the securities qualified for sale by this prospectus are qualified for public sale in Canadian province or territory. The securities may be sold in Canada in limited circumstances only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario).

We are not a “reporting issuer” under the securities laws of any Canadian province or territory and will not become a “reporting issuer” in Canada as a result of the effectiveness of the registration statement of which this prospectus forms a part. As we are not a “reporting issuer” in Canada and have no obligation to become a “reporting issuer” in any jurisdiction in Canada, Canadian investors will not be able to resell their shares publicly in Canada. Accordingly, any resale of the securities by Canadian shareholders of the Company must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Notwithstanding that Canadian investor may purchase the securities pursuant to an available prospectus exemption, there is no assurance that a further exemption from Canadian prospectus requirements will be available to enable a Canadian purchaser to resell the securities acquired. Further, hold periods and manner of sale requirements may be imposed on Canadian purchasers in limited circumstances where exemptions may be available. Accordingly, any Canadian purchaser should consult with a legal advisor to ascertain the restrictions on resale that will be applicable them under the laws of their local jurisdiction.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

EXPENSES RELATED TO THIS OFFERING

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount in USD$
SEC registration fee	$	*
FINRA filing fee		*
NYSE American listing fee		55,000
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

EXPERTS

The consolidated financial statements as of December 31, 2022 and 2021, and for the years then ended included in this prospectus have been audited by RBSM LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of RBSM LLP is located at 805 Third Avenue, Suite 1430, New York, NY 10022.

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference Carmel LLP with respect to legal matters of United States federal securities law. The validity of the Common Shares offered by this prospectus and legal matters as to Canadian laws will be passed upon for us by McMillan LLP. Sichenzia Ross Ference Carmel LLP may rely upon McMillan LLP with respect to all matters governed by Canadian laws. The Representative is being represented by Lucosky Brookman LLP with respect to certain legal matters as to United States federal securities law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Alberta, Canada and a majority of our directors and certain of our officers, as well as the Canadian independent registered chartered accountants named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our non-U.S. directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States.

In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada. However, subject to certain time limitations, a foreign civil judgment, including a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws, may be enforced by a Canadian court, provided that:

●	the judgment is enforceable in the jurisdiction in which it was given;

●	the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Canadian courts, and the court had authority according to the rules of private international law currently prevailing in Canada;

●	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

●	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not contrary to the laws governing enforcement of judgments;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

●	the judgment is no longer appealable; and

●	an action between the same parties in the same matter is not pending in any Canadian court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. The usual practice in an action before a Canadian court to recover an amount in a non-Canadian currency is for the Canadian court to render judgment for the equivalent amount in Canadian currency.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering Common Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents included in the Registration Statement. Since this prospectus does not contain all of the information contained in the registration statement on Form F-1, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our securities.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.adveninc.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which it forms a part. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

ADVEN INC.

Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

Unaudited

(Expressed in Canadian dollars)

Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

Unaudited

(Expressed in Canadian dollars)

The accompanying unaudited condensed interim financial statements of Adven Inc. (the “Company”) have been prepared by and are the responsibility of the management. The unaudited condensed interim financial statements have been reviewed by the Company’s auditors.

ADVEN INC.

Condensed Consolidated Statements of Financial Position

(In Canadian dollars)

	Notes	June 30, 2023	December 31, 2022
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents		$2,170,768	$67,480
Other accounts receivable	5	21,659	52,888
Investment tax credits recoverable		743,071	2,010,837
Prepaid expenses		95,901	144,509
Total current assets		3,031,399	2,275,714

Investments		30,000	30,000
Right of use assets	6	1,867,627	1,996,089
Property, plant, and equipment	7	11,585,060	11,707,602
Total assets		$16,514,086	$16,009,405

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	$4,005,959	$4,217,675
Current portion of lease liabilities	9	28,513	28,513
Due to shareholders	10	140,000	170,000
Current portion of deferred government grants	12	720,156	167,376
Convertible debentures	11	9,823,945	8,503,401
Total current liabilities		14,718,573	13,086,965

Lease liabilities		2,164,518	2,164,518
Deferred government grants	12	4,017,465	4,365,109
Total liabilities		$20,900,556	$19,616,592

SHAREHOLDERS’ EQUITY
Common shares	14	7,249,961	7,249,961
Preferred shares	14	1,450,607	-
Contributed surplus - convertible debentures	11	500,222	500,222
Contributed surplus		4,555,782	4,295,009
Accumulated deficit		(18,143,042)	(15,652,379)
Total shareholders’ equity		(4,386,470)	(3,607,187)
Total liabilities and shareholders’ equity		$16,514,086	$16,009,405

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ADVEN INC.

Consolidated Statements of Loss and Comprehensive Loss

(In Canadian dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Expenses:
Research and development	15	$246,418	$153,538	$459,169	$182,390
Stock based compensation	17	113,821	148,808	260,773	269,817
Salaries		114,279	182,802	235,371	297,198
Consulting fees		103,699	116,189	140,104	152,445
General and administration		35,869	32,999	39,694	36,697
Accounting and audit fees		32,251	10,631	135,720	11,681
Insurance		8,125	3,580	10,833	8,782
Legal fees	21	5,765	48,476	45,142	76,105
Sales and marketing		-	1,102	-	16,441
Bad debt expense (recovery)		(519,276)	-	(519,276)	35,000

Depreciation:
Right of use assets		64,231	54,637	128,462	119,132
Property, plant and equipment	7	129,811	84,944	258,766	137,535
Loss from operations		334,993	837,706	1,194,758	1,343,223

Other items:
Finance expenses	16	479,251	555,969	1,526,153	915,341
Loss (gain) on foreign exchange		(7,001)	(3,709)	2,316	1,619
Change in fair value		(11,937)	4,644	(32,196)	(33,856)
Government grants	12	(68,624)	(210,656)	(119,864)	(338,635)
Government subsidies	13	(30,217)	-	(80,504)	-
Total loss and comprehensive loss		$696,465	$1,183,954	$2,490,663	$1,887,692
Net loss per share
Basic and diluted loss per share	18	$(0.02)	$(0.04)	$(0.08)	$(0.06)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ADVEN INC.

Consolidated Statements of Shareholders’ Equity

(In Canadian dollars)

	Notes	Common Shares	Preferred Shares	Contributed surplus	Accumulated deficit	Total equity
Balance as at January 1, 2022		$7,249,961	$-	$3,557,688	$(9,914,246)	$893,403
Convertible debenture		-	-	372,342	-	372,342
Stock based compensation		-	-	269,817	-	269,817
Comprehensive loss		-	-	-	(1,887,692)	(1,887,692)
Balance as at June 30, 2022		$7,249,961	$-	$4,199,847	$(11,801,938)	$(352,130)
Balance as at January 1, 2023		$7,249,961	$-	$4,795,231	$(15,652,379)	$(3,607,187)
Stock based compensation	17	-	-	260,773	-	260,773
Comprehensive loss		-	-	-	(2,490,663)	(2,490,663)
Issuance of shares class A preferred	14	-	1,583,080	-	-	1,583,080
Share issuance cost			(132,843)			(132,843)
Balance as at June 30, 2023		$7,249,961	$1,450,607	$5,056,004	$(18,143,042)	$(4,386,470)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ADVEN INC.

Consolidated Statements of Cash Flows

(In Canadian dollars)

	Notes	2023	2022
Operating activities
Net loss		$(2,490,663)	$(1,887,692)
Adjusted for the following:
Depreciation:
Property, plant and equipment		258,766	137,535
Right of use assets		128,462	119,132
Loss on foreign exchange		2,317	1,619
Accretion		693,725	336,080
Financing fees		60,941	216,957
Change in fair value		(32,196)	(33,856)
Stock based compensation		260,773	269,817
Change in non-cash working capital	19	3,454,975	1,167,422
Cash (used in) provided by operating activities		$2,337,100	$327,014

Financing activities
Lease payments		-	(47,940)
Proceeds from convertible debenture		-	2,285,832
Proceeds from class A preferred shares		1,583,090	-
Share issuance cost		(132,483)
Repayment of shareholders loan		(30,000)	-
Repayment of related party promissory notes		-	(480,300)
Cash (used in) provided by financing activities		$1,420,607	$1,757,592

Investing activities
Investment in GICs		-	(30,000)
Purchase of property, plant and equipment		(135,745)	(5,970,211)
Change in non-cash working capital	19	(1,518,674)	1,675,159
Cash used in investing activities		$(1,654,419)	$(4,325,052)

Net change in cash and cash equivalents		2,103,288	(2,240,446)
Cash and cash equivalents, beginning of the period		67,480	2,720,224
Cash and cash equivalents, end of the period		$2,170,768	$479,778

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ADVEN INC.

Notes to Condensed Consolidated Financial Statements

1.	REPORTING ENTITY

AdvEn Industries Inc. (“AdvEn”) is engaged in research, development and commercialization of advanced super activated carbon (“ASAC”) and in dry electrode super adhesive coating materials (“ESAC”) for use in energy storage devices generally, and ASAC specifically for additional use in pharmaceutical manufacturing, filtration systems and other industrial and commercial applications, with improved technical performance and reduced green house gas emissions when compared to the other products currently available on the global market.

AdvEn was incorporated under the Alberta Business Corporations Act on October 1, 2011.

The Company’s head office is located at Suite 2320, 140 – 4th Avenue, Calgary, Alberta, Canada, T2P 3N3.

The Company’s manufacturing facility is located at Unit 300 – 3615 11th Street, Nisku, Alberta, Canada, T9E 1C6.

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) and using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2022, except as disclosed herein. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on December 1, 2023.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary. The subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. These entities are fully consolidated from the date in which control is transferred to the Company and continue to be consolidated until the date control ceases. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

(c)	Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities.

2.	BASIS OF PRESENTATION (continued)

(c)	Going concern (continued)

The Company is focused on raising additional capital to continue research and development of industry-leading technology with plans to become a technology-based material developer and manufacturer.

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue as a research and development company for the foreseeable future and will be able to generate positive free cash flow from its assets and discharge its liabilities in the normal course of business. The Company is still in its research and development phase, has been incurring losses since inception and has not generated revenue. During the six months ended June 30, 2023, the Company incurred a net loss of $2,490,663 (2022 - $1,887,692), cash provided by operations totalling $2,337,100 (2022 – provided $327,014) and as at June 30, 2023 has accumulated deficit totalling $18,143,041 (December 31, 2022 - $15,652,379). These factors raise substantial doubt around the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on accessing additional funding and support from government grants and its investors. The financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the statement of financial position classification that would be necessary if the going concern assumption were not appropriate.

(d)	Basis of measurement

These financial statements have been prepared on the historical cost basis.

(e)	Function and presentation currency

The Company and its subsidiary each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net earnings in the period in which they arise.

These financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest dollar.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, and the reported amount of assets, liabilities, income and expenses during the reporting period. Actual results may differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Amounts reported are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from these estimates. Management has made significant assumptions about the future that could result in a material adjustment to the carrying amounts of assets and liabilities. In the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	Provision for income tax

Deferred tax assets, including those arising from tax loss carry forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods to the utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.

ii.	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is measured at a point in time and may change in subsequent periods.

Where possible, fair value is determined by reference to quoted prices in the most advantageous active market available to the Company. In the absence of an active market, fair value is determined on the basis of valuation models, including discounted cash flow models. These models require assumptions of the amount and timing of future cash flows, discount rates and market conditions at the measurement date. External observable market data are used for these assumptions when available. When such data is not available, the Company uses the best possible estimate.

iii.	Fair value of assets and liabilities acquired in a reverse merger and/or business combination

Acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each reverse merger and/or business combination is based on the information available on the acquisition dates. The estimate of any fair value of the acquired intangible assets, property, plant and equipment, other assets, liabilities assumed, and contingent consideration are based on assumptions.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements (continued)

iv.	Allowance for doubtful accounts

The Company applies an expected credit loss approach in determining allowances for doubtful accounts. The approach that the Company has taken for trade receivables is a provision matrix approach whereby lifetime expected credit losses are recognized based in aging characterization and credit worthiness of customers.

Specific provisions may be used where there is information that a specific customer’s expected credit losses have increased. As at June 30, 2023 and December 31, 2022 the Company did not have any trade receivables and did not report an allowance for doubtful accounts. The Company recovered $519,276 in bad debts related to the Technology spin out which was written off in 2021.

v.	Useful lives of property, plant and equipment

The Company estimates the useful lives of property, plant and equipment based on the period over which the items of property, plant and equipment are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant items of property, plant and equipment. In addition, the estimation of the useful lives of property, plant and equipment are based on internal evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded depreciation expenses for any period would be affected by changes in these factors and circumstances.

vi.	Impairment of non-current assets

Property, plant and equipment assets are assessed for impairment at least annually and whenever there is an indication that the asset may be impaired. The Company determines the fair value less cost of disposal of its cash generating unit (“CGU”) groupings. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

The process of determining the value in use or the fair values less cost of disposal requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, margins, as applicable, derived from past experience, actual operating results and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

Property, plant and equipment assets that are considered in development are not tested for impairment until such time as they are put into their intended use.

vii.	Accrued liabilities

Measurement of accrued liabilities involves the use of estimates to be made by management for determining the amount to be accrued and/or disclosed in the consolidated financial statements. These estimates are based on financial information available to management at the time of preparation of the consolidated financial statements.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements (continued)

viii.	Compound financial instruments

The Company has issued a variety of financial instruments that require judgement to determine whether the security should be classified as an equity instrument, a financial liability, derivative liability or a compound financial instrument with both equity and liability components. Key factors impacting the classification of these instruments include the ability to reliably recognize and estimate the characteristics of the financial instrument, existence of maturity dates, mandatory interest and principal payments, conversion and redemption rights, subordination to other equity instruments and the ability the settle the instrument in cash or equity.

ix.	Right of use assets and lease liabilities

Upon the inception of a lease, the Company uses its internally calculated weighted average cost of capital to determine the cost of the asset as well as the principal repayments of the lease liability. As at June 30, 2023, and December 31, 2022, the Company’s weighted average cost of capital was estimated at 15% per annum.

x.	Revenue

Revenue is recognized when performance obligations are identifiable and recorded when goods, or services are delivered to customers. Transaction prices are derived from specific selling prices either at the time of delivery or when a contract is signed with the customer for future delivery of products or services. The Company determines revenue to be transferred at a point in time when the physical asset or services is immediately transferred or consumed by the end customer. Revenue is considered to be transferred over a period of time when a series of activities are performed over a longer period of time to deliver a service or good to the customer. For the three and six months ended June 30, 2023, and 2022, the Company did not report any revenues from customers.

xi.	Government grants and subsidies

Government grants and subsidies are recognized as Other Income using the percentage completion method as contractual performance obligations are identifiable and completed. The Company analyzes the probability to complete its obligations and the reliability of receiving the financial benefits from grants and subsidies. The percentage completion of each of its performance milestones in accordance with its contractual obligations determines the earned portion of any grants or subsidies received as a percentage of total grants and subsidies. Unearned grants and subsidies where payment has been received, are carried as deferred government grants in the Company’s statement of financial position.

xii.	Estimation of uncertainties relating to the global health pandemic from COVID-19 (the “Pandemic”) and changes to macroeconomic environment

The Company has considered the possible effect that may result from the Pandemic in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the Pandemic, the Company has used internal and external sources of information and expect that the carrying amount of these assets will be recovered. The impact of the Pandemic on the Company’s financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below are applied consistently to the periods presented.

(a)	Financial instruments

AdvEn recognizes a financial instrument as a financial asset or a financial liability when AdvEn becomes party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value except for financial assets and financial liabilities that are measured at fair value through profit and loss.

Transaction costs that are directly attributable to the acquisition or issuance of the financial instrument are added to the fair value of finance assets and deducted from the fair value of financial liabilities at initial recognition.

The Company’s financial instruments are:

Financial instrument	Initial measurement	Subsequent measurement

Cash and cash equivalents	Fair value	Amortized cost
Accounts receivable	Fair value	Amortized cost
Due from related parties	Fair value	Amortized cost
Investment tax credits recoverable	Fair value	Amortized cost
Accounts payable	Fair value	Amortized cost
Due from shareholders	Fair value	Amortized cost
Related party promissory notes payable	Fair value	Amortized cost
Convertible debentures	Fair value	Amortized cost
Lease liabilities	Fair value	Amortized cost
Stock-based compensation	Fair value	Amortized cost

i.	Non-derivative financial assets

The Company initially recognizes accounts receivable on the date that they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained is recognized as a separate asset or liability.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Financial instruments (continued)

ii.	Non-derivative financial liabilities

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, there is a legal right to offset the amounts and the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: cash and cash equivalents, accounts receivable, due from related parties and investment tax credits recoverable.

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which it becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company has the following non-derivative financial liabilities: accounts payable, due to shareholders, related party promissory notes payable, and lease liabilities.

iii.	Derivative financial instruments

All derivatives are recognized as either assets or liabilities in the consolidated financial position at fair value. Changes in the fair value of derivative financial instruments are recognized periodically through profit or loss.

The Companies derivative financial liabilities are: convertible debentures and non-cash compensation.

(b)	Cash and cash equivalents

Cash and cash equivalents presented in assets on the statement of financial position and in the statement of cash flows include components of cash that are readily available or convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash includes bank deposits, cash on hand and short-term deposits with an initial maturity of less than three months.

(c)	Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation. The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended use. Repairs and maintenance costs are charged directly to profit, and loss as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The cost of self-constructed assets includes the costs of materials and direct labour and any other costs directly attributable to bringing the assets to a working condition for their intended use. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present, and the cost of the item can be measured reliably.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Property, plant and equipment (continued)

The Company estimates the useful lives of property, plant and equipment based on the period over which the assets are expected to be available for use. In addition, the estimation of the useful lives of property, plant and equipment is based on internal evaluation and experience with similar assets.

An item of property, plant and equipment is derecognized upon disposal when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in net earnings.

	Depreciation method	Depreciation term
Lab equipment	Straight-line	8 years
Production equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Office equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Term of the lease

An asset’s residual value, useful life and depreciation method are reviewed at each reporting period and adjusted if appropriate.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of property, plant and equipment, and are recognized in profit or loss.

Assets under construction are not depreciated until they are in the location and condition required by management for their intended use, at which point they are transferred into the appropriate asset category. In the case of a project, the project must have met the criteria for material completion.

(d)	Goods and Service Sales Tax “GST”

The Company records GST paid on purchases and collected on sales as the transaction occurs. GST is filed on monthly basis and is compliant with Canada Revenue Agency.

(e)	Inventory

Inventories are recorded at the lower of cost and net realizable value, with the cost of materials, Supplies and shipping determined on a first-in, first-out basis and the cost of aggregate inventories determined at weighted average cost. As at June 30, 2023, and December 31, 2022, the Company has no inventory.

(f)	Investments in GIC

All equity investments in scope of IFRS 9 are to be measured at fair value in the statement of financial position, with value changes recognised in profit or loss.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment of assets

All non-financial assets are reviewed at the end of each reporting period to determine whether the carrying amount may not be recoverable. If evidence of impairment is identified, the asset is tested for impairment.

For purposes of impairment testing, if an asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, it is grouped with other assets to create a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of the cash inflows from other assets or groups of assets. As at June 30, 2023 and 2022, the Company had a single CGU for purposes of conducting scientific research and development.

The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. Value in use is determined on the basis of profit or loss projections over its useful life using management’s forecast tools (for the first three years) and an estimate over the subsequent years based on long-term market trends for the asset or CGU involved. The calculation considers net cash flows to be received on disposal of the asset or CGU at the end of its useful life based on the growth and profitability profile of each asset or CGU.

An impairment loss is recognized when the carrying amount of any asset or its CGU exceeds its estimated recoverable amount. During the period no impairment loss was recognized.

An impairment loss recognized in prior periods for an asset or a CGU other than goodwill is reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount, without exceeding the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods.

(h)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Also, provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(i)	Accounts payable

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method unless settled before remeasurement is required.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Deferred licensing income

Deferred licensing income is recorded based on the revenue recognition policy for contract revenue in licensing contracts. Deposits are received from customers at the beginning of the contract and amounts are relieved from deferred licensing income as revenue is recognized based on the terms within the contract. As at June 30, 2023 and 2022, the Company did not have any deferred licensing income.

(k)	Convertible debentures

Convertible debentures are a compound financial instrument recognized initially at fair value net of transaction costs incurred. Initially convertible debenture contractual terms are evaluated for conditions that may give rise to uncertainty or variability in the future repayment of cash or equity. Initial recognition of these notes with these characteristics may include a derivative liability which is measured using an applicable valuation model such as Black Scholes.

Subsequently these are stated at amortized cost with any difference between the proceeds and redemption value recognized in the profit or loss over the term of the debt using the effective interest rate method. These liabilities are classified as current unless the Company has an unconditional right to defer settlement for at lease 12 months after the consolidated statement of financial position date.

IFRS 9 requires the three elements to be accounted for separately and fair values be assigned to each component upon initial recognition. The fair value of the derivative is to be determined first, the host liability is calculated second and the residual amount remaining after it is deducted from the host liability is assigned to the equity component. In assessing the nature of the foreign exchange derivative liability, the Company determined that a Black-Scholes method of valuation should be used as the derivative ties to the liability portion of the note which.

The assumptions used as at June 30, 2023 are the same with the exception that the Carrying amount is recalculated using the exchange rate of 1.32 as at June 30, 2023 (December 31, 2022 - 1.35) interest is applied to the final price.

(l)	Leases

Leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.

i.	Right of use asset

Right of use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made at or before the commencement date less any lease incentives received;

●	any initial direct costs; and

●	estimated restoration costs.

The right of use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Leases (continued)

ii.	Lease liabilities

Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable; and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the statement of earnings over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of earnings. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Extension options are included in a number of property and equipment leases across the Company. These terms are used to maximise operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Company and not by the respective lessor.

(m)	Income taxes

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to the initial recognition of deferred tax assets or liabilities in a business combination, items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax payable arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the regional and federal tax laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. During the period the Company did not recognize deferred tax.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Foreign currency translation

Transactions in foreign currencies are translated using the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange differences arising from the transactions are recorded in profit or loss for the period.

Exchange differences arising from operating transactions are recorded in operating profit for the period; exchange differences related to financing transactions are recognized as finance costs or income.

(o)	Share capital

Common shares and preferred shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and preferred shares are recognized as a deduction from equity, net of any tax effects. The proceeds from the exercise of any dilutive securities together with amounts previously recorded in contributed surplus over the vesting periods are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value of the shares on the date of issue. Where the Company has undertaken a consolidation or split of its equity securities, such changes are applied retrospectively. Retrospective adjustments and retrospective restatements are not changes in equity, but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

(p)	Stock based compensation

Equity-settled stock-based compensation to employees, directors and key consultants is measured at fair value of the equity instrument (i.e. options, performance warrants and stock awards) at the grant date and recognized in profit or loss over the vesting periods. Stock based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

The corresponding amount is recorded to contributed surplus. The fair value of the equity instrument is determined using a binomial option pricing model, which incorporates all market vesting conditions. The number of equity instruments expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Upon the exercise of any equity instrument, the consideration received is recorded as share capital and the related stock based compensation is included in contributed surplus.

(q)	Revenue recognition

Revenue from the experimental services represent the Company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. In the case of research and development related services utilizing the Company’s proprietary technologies and complimentary to the Company’s research initiatives, revenue may be applied as an offset against research and development expenses. During the period, all revenues were applied as offsets against research and development expenses.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Government grants and subsidies

In the course of its activities, the Company applies for and receives government grants related to research and development expenditures and the development of new technologies. These grants are recognized when there is reasonable assurance that the Company has complied with the conditions attached to them, and that the grants have been received. Grants are recognized as other income.

When the funds granted relate to the construction or acquisition of property, plant and equipment, the amount received is recognized as a long-term liability until such a point as the asset is put to use in the manner intended by management. At that point, the amounts will be recognized in profit or loss with consistent terms as the underlying asset is depreciated. See Note 15 – “Deferred Government Grants” for details.

When government assistance is repayable, a liability is created except when there is reasonable assurance that the entity will meet the conditions prescribed for not repaying the amounts received. This liability is recorded at the discounted value of the repayments due.

In response to the Pandemic, governments established various programs to assist companies through this period of uncertainty. Management has determined that the Company qualifies for certain programs and recognizes such government subsidies when there is reasonable assurance the subsidy will be received. The Company may recognize subsidies as either other income or a reduction of the expense related to the grant. AdvEn has elected to recognize as other income. See Note 16 – “Government Subsidies” for details. will be recognized in profit or loss with consistent terms as the underlying asset is depreciated. See Note 14 – “Deferred Government Grants” for details.

When government assistance is repayable, a liability is created except when there is reasonable assurance that the entity will meet the conditions prescribed for not repaying the amounts received. This liability is recorded at the discounted value of the repayments due.

In response to the COVID-19 Pandemic, governments have established various programs to assist companies through this period of uncertainty. Management has determined that the Company qualifies for certain programs and recognizes such government subsidies when there is reasonable assurance the subsidy will be received. Under IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company may recognize subsidies as either other income or a reduction of the expense related to the grant. AdvEn has elected to recognize as other income. See Note 15 – “Government Subsidies” for details.

(s)	Research and development

Ex Expenditures related to research activities are recognized as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, the entity can demonstrate all of the following:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	its intention to complete the intangible asset and use or sell it;

●	its ability to use or sell the intangible asset;

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Research and development (continued)

●	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the three and six months ended June 30, 2023, and 2022, the Company did not recognize any intangible assets resulting from research and development.

(t)	Interest income

Interest income is accounted for on an accrual basis using the effective interest method.

(u)	Investment tax credits

The Company receives indirect financial assistance from the government by way of the investment tax credit program. This program provides assistance, by way of direct payments and reductions in corporate income taxes, for specially defined qualifying expenditures. Investment tax credits are credited against the related research and development expenses, or capital assets, where applicable.

(v)	Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive securities. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all dilutive securities with exercise prices below the average market price for the year.

(w)	Related party transactions

Related party transactions are in the normal course of operations and are recorded at the exchange amount.

(x)	New accounting standards and interpretations not yet adopted

In January 2020, the IASB issued “Classification of Liabilities as Current or Non-current” as an amended International Accounting Standard (“IAS”) 1 “Presentation of Financial Statements. The amendments clarify the right to defer settlement, which is one of the existing requirements when classifying a liability to current or non-current. The amendments will be effective for AdvEn as of April 1, 2023. However, in November 2021, the IASB published an exposure draft with proposed revisions to the amendments to IAS 1 and proposed a deferral of the effective date. The impact of the amendments to the Company’s results of operations and financial position is being evaluated.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity resulting from transactions.

4.	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial instruments measured as fair value on the statement of financial position require classification into one of the following levels of the fair value hierarchy:

●	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities;

●	Level 2: Valuations based on observable inputs other than quoted active market prices; and

●	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methods.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

When available, AdvEn uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sources market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, the Company determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisers following AdvEn’s established valuation procedures including validation against internally developed prices.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

5.	ACCOUNTS RECEIVABLE

	June 30, 2023	December 31, 2022
Receivable from private placement	$4,500	$4,500
IRAP receivable	7,976	16,000
GST receivable	9,183	32,388
	$21,659	$52,888

6.	RIGHT OF USE ASSETS

The Company’s leasing activities comprises leases of its Calgary head office and its commercial facility in Nisku.

Cost of right of use assets	Total
Balance, December 31, 2021	2,191,215
Additions	480,573
Balance, December 31, 2022	2,671,788
Additions	-
Balance, June 30, 2023	$2,671,788

Accumulated Depreciation of right of use assets	Total
Balance, December 31, 2022	431,185
Additions	244,514
Balance, December 31, 2022	675,699
Additions	128,462
Balance, June 30, 2023	$804,161
Net book value
Balance, December 31, 2022	$1,996,089
Balance, June 30, 2023	$1,867,627

7.	PROPERTY, PLANT AND EQUIPMENT

Costs	Lab equipment	Production equipment	Computer and office equipment	Leasehold improvements	Assets under construction	Total
Balance, December 31, 2021	$273,775	$587,775	$56,564	$370,873	$4,356,477	$5,645,464
Additions	605,183	49,966	82,651	2,737,075	3,593,966	7,068,841
Balance, December 31, 2022	878,958	637,741	139,215	3,107,948	7,950,443	12,714,305
Additions	-	38,665	-	26,398	70,682	135,745
Balance, June 30, 2023	$878,958	$676,406	$139,215	$3,134,346	$8,021,125	$12,850,050

Accumulated Depreciation
Balance, December 31, 2021	$152,211	$336,962	32,935	83,923	-	606,031
Additions	95,280	73,958	25,028	206,406	-	400,672
Balance, December 31, 2022	247,491	410,920	57,963	290,329	$-	1,006,703
Additions	49,055	42,032	14,416	152,782	-	258,285
Balance, June 30, 2023	$296,546	$452,952	$72,379	$443,111	$-	$1,264,988

Net book value
Balance, December 31, 2022	$631,466	$226,821	$81,252	$2,817,619	$7,950,444	$11,707,602
Balance, June 30, 2023	$582,411	$234,454	$66,835	$2,691,234	$8,021,126	$11,585,060

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2023	December 31, 2022
Trade payables	$574,162	$172,713
Trade payables relating to property, plant and equipment	2,844,815	3,564,914
Accrued liabilities relating to property, plant and equipment	91,000	91,000
Accrued liabilities	62,500	53,599
Provision for lawsuit (See note 21)	87,580	87,580
Canadian Emergency Business Account loan payable	39,183	39,858
Payroll payable	306,719	208,011
	$4,005,959	$4,217,675

Included in trade payables are $310,338 (December 31, 2022 - $26,250) to a related party for an entity controlled by the Chief Executive Officer.

Balance owing on non-cancellable issued purchase orders which have not been invoiced by vendors as at June 30, 2023 are recorded as accrued liabilities relating to property, plant and equipment. These purchase orders constitute a legal obligation by the Company with the probable outflow of resources in the future subsequent to June 30, 2023. In all cases, work has commenced on the manufacturing of production equipment on behalf of the Company and in some cases production equipment has been received and the accrued liabilities include final payment or hold-back payments under contract.

9.	LEASE LIABILITES

All leases are accounted for in accordance with the Company’s policy for leases (see Note 3m).

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate of 15% determined using references to public market interest rates and the company’s weighed average cost of capital during the six months ended June 30, 2023.

On initial recognition, the carrying value of the lease liability also included any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right of use assets were initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

●	lease payments made at or before commencement of the lease;

●	initial direct costs incurred; and

●	the amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset.

On March 30, 2021, the Company entered into a 10-year lease for 3,419 square meters (36,800 square feet) in Nisku, Alberta, Canada to house its ASAC manufacturing plant, ESAC pilot, research and development and operation. During the three months ended June 30, 2023, the total payments for both rent and operating costs in accordance with the lease were $122,530 (2022 -$71,523) and six months ended were $245,061 (2022 – $204,253).

9.	LEASE LIABILITES (continued)

On March 28, 2022, the Company entered into a 6-year lease for 588 square meters (6,326 square feet) in Calgary, Alberta, Canada to house its head office. During the three months ended June 30, 2023 the total payments for both rent and operating costs in accordance with the lease were $22,515 (2022 - $Nil) and six months ended were $23,269 (2022 -$51,188).

	June 30, 2023	December 31, 2022
Opening balance	$2,193,031	$1,808,337
Additions	-	480,574
Payments	-	(95,880)
Total lease liabilities	2,193,030	2,193,031
Less current portion	(87,972)	(28,513)
Non-current portion	$2,105,059	$2,164,514

Payment of principal amounts owing are scheduled as follows:

2023 (from July 1 2023 thru December 31, 2023)	$28,513
2024	149,081
2025	213,486
2026	266,026
2027 and thereafter	1,535,925
$2,193,031

During the three months ended June 30, 2023, the company incurred Nil (2022 - $7,500) in low value lease expenses, $nil (2022 - $nil) in short term lease expenses, and $82,915 (2022 - $11,058) in interest expense related to lease liabilities. During the six months ended June 30, 2023, the company incurred Nil (2022 - $7,500) in low value lease expenses, $nil (2022 - $nil) in short term lease expenses, and $164,027 (2022 - $40,953) in interest expense related to lease liabilities.

10.	DUE TO SHAREHOLDERS

The amount of $140,000 due to shareholders is unsecured, bears no interest and has no fixed terms of repayment.

Below is the summary of amounts due to shareholders:

	June 30, 2023	December 31, 2022
1367054 Alberta Ltd.	$110,000	$110,000
Weixing Chen	30,000	60,000
	$140,000	$170,000

11.	CONVERTIBLE DEBENTURES

In 2021, AdvEn assumed $3,000,000 in United States dollars (“USD”) senior secured convertible debentures (“Note”) with an accompanying warrant for the purchase of common shares in the Company within 10 years (the “Warrant” and together the “Bridge Financing”). During the year ended December 31, 2022, the Company issued additional notes totalling USD$2,653,806 for a total amount issued of USD$5,653,806.

The Notes have variable maturity dates nine months from the date of issuance or 12 months if a Liquidity Event (defined below) is in process and contemplated. As at June 30, 2023, USD$3 million of the notes were in default. Among other negative covenants, Notes in default have an immediate increase in both principal and accrued interest of 20%; interest rate increases from 10% to 15% per annum to be paid monthly in cash; and holders are entitled to 5% of Company revenues until such time as the notes are converted or paid in full.

The notes may also mature through the occurrence of a public offering of common stock where the Company has a valuation of not less than USD$50 million, and results in the listing for trading of the common stock on the NYSE American, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange (“Liquidity Event”). The conversion price of the Notes is discounted from the share price for common shares at the Liquidity Event by 35%.

11.	CONVERTIBLE DEBENTURES (continued)

The Notes bear interest at 10% per annum payable upon maturity increasing to 15% if no Liquidity Event is in process or contemplated, or upon default. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding the intellectual property.

The Warrant will be issued to Note holders following the conversion of the Notes to common shares. Note holders have the right to purchase up to 50% of the number of common shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”). The purchase price of one common share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of common shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should the Company issue equity or equity-like instruments at a lower per share price than the Exercise Price. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event the Company sells more than 50% or more of its equities or assets. Warrants will not be issued if the Notes do not convert. There were no stock warrants granted nor exercised nor expired during the periods ended June 30, 2023 and 2022.

The Bridge Financing is a compound financial instrument. The host liability is an obligation to pay the Company cannot avoid. However, the liability is in a currency other than the Company’s functional currency and does not meet the fixed-for-fixed repayment terms of a financial liability; it contains a non-separable derivative liability. The conversion feature, while also meeting the definition of a derivative, contains a settlement provision based on the occurrence of a Liquidity Event and dependent on the approval of the Company’s underwriter, the Securities and Exchange Commission (“SEC”) and one of the above noted stock exchanges. As the settlement provision is outside of the Company’s control, it forms part of the host liability.

The Warrant also contains a settlement provision that is outside of the Company’s control, however the contingent settlement provision is classified as equity.

The convertible notes contain a host liability, derivative liabilities and equity as distinct elements accounted for separately upon initial recognition. While the Bridge Financing Liability was recognized at the carrying value at the time of the Share Exchange with AdvEn Inc. and applied retrospectively, the Company applied its initial recognition for issues in 2022 at the time individual notes were issued.

Upon initial recognition, the Company first estimated the derivative liability of the currency exchange using the Black Scholes method of valuation with a single time for maturity as a call option using the following assumptions:

	June 30, 2023	December 31, 2022
Term	1	1
Volatility	6.10%	6.11%
Risk Free Rate	3-month T-bill rate	3-month T-bill rate
Dividend Yield	Nil	Nil
USD conversion rate	Rate at the time of initial recognition	Rate at the time of initial recognition

11.	CONVERTIBLE DEBENTURES (continued)

The Company calculated the present value of the host liability with the following assumptions as at June 30, 2023:

	June 30, 2023	December 31, 2022
Term	9-months - 1 year	9-months - 1 year
Discount factor	15%	15%
Interest rate	10%	10%
USD conversion rate	1.324	1.3544

During the six months ended June 30, 2023 the company has not issued convertible debentures. The present value of the host liability upon initial recognition for the notes issued in 2022 was $2,790,440 (2021- $3,308,640). The remaining $498,843 (2021 - $1,379) was applied to equity.

Transaction costs are applied to the financial liability and equity and are amortized over the term of the liability. The amortized transaction costs are recorded in profit and loss.

Subsequently, the Notes were calculated at amortized cost as follows:

	June 30, 2023	December 31, 2022
Fair value of host liability	$8,560,048	$7,866,323
Derivative liability	25,642	57,838
Interest payable	1,255,640	647,567
Unamortized transaction costs	(17,385)	(68,327)
Convertible debentures – liability component	$9,823,945	$8,503,401
Equity component	$500,222	$500,222

The principal amount of the liability includes the principal amount of $7,178,784 (December 31, 2022 – $7,178,784), accrued interest of $1,255,640 (December 31, 2022 – $647,567), deferred financing fees of $Nil (2022 - $262,000) and default penalty amount of $1,406,712 (2022 -$839,040).

The liability component of the debenture was accreted to the face value of the debenture with a resulting charge to finance expenses. During the three months ended June 30, 2023, the Company expensed $48,388 (2022 - $239,259) as accretion expense and $22,283 (2022 -$112,026) amortization of deferred financing fees. During the six months ended June 30, 2023, the Company expensed $693,725 (2022 - $336,080) as accretion expense and $50,941 (2022 -$216,957) amortization of deferred financing fees

For the three months ended June 30, 2023, the Company recorded $315,313 (2022 - $148,743) as accrued interest on the notes and for the six months ended $608,073 (2022 - $283,829).

The derivative liability was calculated as follows:

	June 30, 2023	December 31, 2022
Opening balance	$57,838	$124,318
Initial recognition	-	88,879
Change in fair value	(32,196)	(155,359)
Convertible debentures – derivative liability	$25,642	57,838

12.	DEFERRED GOVERNMENT GRANTS

The Company has successfully been awarded two grants from two different government agencies to be applied to the construction of a 300 metric ton per year Commercial Demonstration plant project in Nisku, Alberta, Canada. As a result of technical improvements, the Company believes it can reach 400 metric tons with the same configuration. In aggregate the grants are worth $7,642,400. Below is the summary of the two grants received by the government:

(a)	Sustainable Development Technology Canada (“SDTC”)

On March 25, 2021, the Company signed a project funding agreement with SDTC. SDTC is a not-for-profit foundation for the purpose of fostering the development and adoption of technologies that contribute to Sustainable Development Technology infrastructure in Canada by contributing to the rapid development, demonstration and pre-commercialization of technological solutions that address climate change, clean air, clean water and clean soil. The investment by SDTC will not exceed $3,850,000 which will be broken down into four milestones. SDTC further advanced an additional $192,400 for COVID relief for a total of $4,042,400. Request for all project payments must be remitted to SDTC on or before March 31, 2026, and the agreement does not include a defined completion date.

In the event of an overpayment, the Company may be obligated to repay some or all the grant and/or surrender it’s intellectual property to SDTC. Events of overpayment include:

●	Payment for a non-eligible cost as defined in the agreement;

●	The Company provides less funding than agreed in the budget;

●	SDTC’s contribution to the project exceeds 50% of project eligible costs;

●	The Company receives revenues from the sale of project assets during the period of funding including the sale of any capital item, intellectual property including exclusive licensing, and includes any sale and leaseback transaction; or

●	The Company pays dividends or makes distribution to its shareholders from Project revenues.

SDTC also has a 5-year reporting obligation whereby the Company may be required to provide access to SDTC of the Company’s books and records.

(b)	Alberta Innovates (“AI”)

On April 1, 2021, the Company signed an investment agreement with AI. As per the conditions of the investment agreement, the project has to be completed by July 1, 2022. If an unforeseen circumstance arises whereby, it is not possible to meet the deliverables set out in a particular Milestone, the Company can request an amendment to the Investment Agreement by contacting Alberta Innovates no later than two weeks prior to the next Milestone completion date. Changes may include, but are not limited to, the following: (i) an increase or decrease in the Investment associated with a particular Milestone, or the Project as a whole; (ii) a proposed change in the scope of the Project; (iii) a delay in the completion of a Milestone, irrespective of any impact on the Project Completion Date; (iv) a Change in Control of the Applicant(s); or (v) any other changes as determined by Alberta Innovates. The Company has entered into four (4) such amendments and as a result the project completion has been extended to December 31, 2023.

If the project is not completed by such date, AI may elect to terminate this investment agreement and the Company will be notified and AI will have no liability or obligation to reimburse the Company for any project cost incurred after the effective date of termination. The investment by AI will not exceed $3,600,000 in accordance with the investment agreement. The investment is broken into five milestones. Upon the execution of the investment agreement, AI will provide $2,000,000, and the remaining $1,600,000 will be provided at completion of each milestone.

12.	DEFERRED GOVERNMENT GRANTS (continued)

(b)	Alberta Innovates (“AI”) (continued)

AI requires the Company to participate in annual surveys for a period of five (5) years following project completion. Failure to complete the survey will make the Company ineligible for future grants.

As of June 30, 2023, the Company has received $6,227,276 of which $325,000 was received in 2023 (2022 -$2,308,930 and 2021 - $3,593,346). As this funding relates to a capital project that is still under construction and includes specific milestones, the amount specified for capital expenditures is recognized as a long-term liability until such as the milestones have been achieved or the asset is put to use as the case may be. At that point, the amounts will be recognized in profit or loss with consistent terms as the underlying asset is depreciated.

Below is the summary of the deferred revenue:

Deferred government grants	SDTC	AI	Total
Balance, January 01, 2022	$1,156,988	$1,704,765	$2,861,753
Funds received	1,153,930	1,170,000	2,323,930
Recognized in profit and loss	(279,541)	(373,657)	(653,198)
Balance, December 31, 2022	2,031,377	2,501,108	4,532,485
Funds received	-	325,000	325,000
Recognized in profit and loss	(37,069)	(82,795)	(119,864)
Total deferred government grants, June 30, 2023	1,994,308	2,743,313	4,737,621
Less current portion	259,042	461,114	720,156
Total non-current portion	$1,735,266	$2,282,199	$4,017,465

13.	GOVERNMENT SUBSIDY

During 2023 and 2022, the Company received the following government subsidies.

(a)	Industrial Research Assistance Program (“IRAP”).

IRAP is designed to help Canadian businesses to accelerate the research and development projects of Canadian innovators. IRAP subsides 60- 80% of the labour cost. For the three months ending June 30, 2023, the Company received $30,216 (2022 - $Nil) and six months ended $80,504 (2022 - $Nil) in wage subsidy from the program.

(b)	Innovative Asset Collective (“IAC”).

IAC is an independent, membership based not-for-profit sponsored by the Canadian Government’s Department of Innovation, Science and Economic Development (“ISED”). This program requires a paid membership for Canadian businesses which then allows business to participate in the governance of IAC. The Company paid $15,000 for the yearly membership which allows Adven to receive grants of up to $15,000 towards legal fees relating to intellectual property and provides education, additional funding through its $800,000 grant pool, a market intelligence portal, and full access to the IAC’s patent portfolio.

During the three months ended June 30, 2023, the Company received reimbursements of $16,887 (2022 – $Nil) and six months ended $16,887 (2022 - $13,113) which has been applied as an offset to the Company’s legal expenses.

14.	SHARE CAPITAL

Share capital is comprised of an unlimited number of common shares with no stated par value per share. All the common shares have the same rights in respect of the distribution of dividends and the repayment of capital. Each share confers the right to one vote at the annual general meeting.

The board authorized 4000 Series A Convertible Preferred Shares. During the six months ended June 30, 2023 the company issued 1,200 Series A Convertible Preferred Shares. The Series A preferred shares has offering price of US$1,000 per Series A preferred shares with 18% dividend per annum payable in kind upon the occurrence of liquidity event.

The Series A preferred shares will automatically convert into Conversion Units upon the occurrence of a Liquidity Event. The number of Conversion Rights issued will equal the Liquidation Preference, divided by the Conversion Price, where:

i.	The Liquidation Preference equals the sum of the Liquidation Preference Base Amount of US$1,000 per whole Series A Share plus an amount equal to any accrued but unpaid dividends on the Series A preferred shares to the date of conversion, and

ii.	The conversion price equals the offering price paid in the liquidity event, multiplied by a discount factor equal to 0.65.

The Preferred Shares may be optionally redeemed by the Corporation for cash in the event that a Liquidity Event has not occurred by the date that is eighteen (18) months from the original issue date of the Preferred Shares.

Each conversion unit will consist of one common share of the Company (a “Conversion Share”) and one common share purchase warrant of the Corporation (a “Warrant”). Each Warrant will entitle the holder to purchase one additional common share of the Corporation (a “Warrant Share”) at an exercise price equal to the Conversion Price for a five-year term from the date of issuance.

The holders of Series A preferred shares will not have voting rights, except in limited circumstances where the rights of the Series A preferred shares are impacted. As per IAS 32.11, the preferred shares are recognized and recorded as equity at exchange rate on the day of settlement, and no derivative liability is recorded at the time of issuance.

On December 25, 2021, the Company undertook a reverse stock split of its shares on the basis of 1:0.6445 (see Note 5 of the Company’s audited consolidated financial statements for the year ended December 31, 2022). As a result, the Company has applied the reverse stock split retrospectively to January 1, 2020 as presented in the Statement of Equity and the accompanying notes. Retrospective adjustments and retrospective restatements are not changes in equity but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

On June 16, 2023, the Company issued 200 Series A convertible Preferred Shares for total proceeds of USD $200,000.

On June 29, 2023, the Company issued 1000 Series A convertible Preferred Shares for total proceeds of USD $1,000,000.

14.	SHARE CAPITAL (continued)

	Common Shares		Series A preferred shares
	Number of shares	Amount	Number of shares	Amount
Balance, December 31, 2020	23,762,688	$6,424,190
On March 22, 2021, issued a subscription agreement for 1,554,588 common shares for $0.05 per share	1,554,588	120,714
On September 2, 2021, issued a subscription agreement for 682,724 common shares for $0.05 per share.	682,724	52,857
Issued to Nano shareholders in reverse merger	6,750,000	652,200
Balance, June 30, 2022	32,750,000	$7,249,961
Balance, December 31, 2022	32,750,000	$7,249,961
Issuance of Series A preferred shares			1,200	1,583,090
Share issuance cost			-	(132,483)
Balance, June 30, 2023	32,750,000	$7,249,961	1,200	$1,450,607

Stock Options

The Company has a Stock Option Plan effective August 30, 2021 (the “Plan”). The Plan provides for the grant of stock options not to exceed 10% of the Company’s issued and outstanding common shares. Options are vested in accordance with the notation assigned at the time of issuance with the current options vesting in either two or three years from the grant date. All options expire a maximum of 10 years from the grant date or within 30 days of an employee’s departure from the Company. In the event of employee death, the options expire 12 months from the employee’s departure and in the event of termination for cause, any unexercised options immediately expire.

Stock option exercise price, in accordance with the Plan, is set by the Board of Directors and is based on the then fair value of the options. Vesting provisions are set by the Board of Directors at their sole discretion.

These terms remain consistent from the former stock option plan. A summary of the status of the Company’s stock options as at June 30, 2023 and 2022, and changes during the six months ended June 30, 2023 is as follows:

Six months ended June 30,	2023		2022
	Number of Options	Weighted average price	Number of Options	Weighted average price
Options outstanding, beginning of the year	1,681,689	$0.50	731,444	$0.30
Granted	-	-	1,062,495	0.65
Exercised	-	-	-	(0.05)
Cancelled	-	-	(112,250)	(0.65)
Options outstanding, end of period	1,681,689	$0.50	1,681,689	$0.50

14.	SHARE CAPITAL (continued)

As at June 30, 2023, the Company has stock options outstanding and exercisable as follows:

Number of Options outstanding	Number of Options exercisable	Exercise price	Expiry date
150,000	150,000	0.50	01-May-31
581,444	436,083	0.50	24-Dec-31
950,245	343,144	0.65	10-May-32
1,681,689	929,227

15.	RESEARCH AND DEVELOPMENT

The Company is currently working on multiple research and development projects to deliver high-performance technology platform for converting hydrocarbon resources to non-combustion applications via superior performance, lower-cost and cleaner environmental impact. These projects are qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology.

A summary of the expenses related to research and development projects follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Materials and supplies	$7,808	10,415	$66,586	85,879
Patents	45,952	24,967	32,900	29,785
Professional fees	-	-	1,334	55,950
Facility operating costs	74,475	11,664	155,875	62,201
Repair and maintenance	-	580	-	1,685
Salary and benefits	291,747	449,150	592,540	818,578
Utilities	45,474	-	61,479	-
Shipping	91	2,230	186	(157,789)
Travel and other costs	1,510	10,147	4,384	16,099
Total research and development	467,057	509,153	915,284	912,389
SR&ED credits	(220,639)	(355,615)	(456,115)	(729,999)
Research and development, net of SR&ED	$246,418	$153,538	$459,169	$182,390

16.	FINANCE EXPENSES

	Three months ended June 30		Six months ended June 30,
For the months ending June 30,	2023	2022	2023	2022
Interest related to lease liabilities	$82,915	$-	$164,027	$-
Interest related to convertible debenture	315,313	148,743	608,073	283,792
Interest related to other liabilities	(965)	55,942	(613)	67,261
Accretion	48,388	239,258	693,725	336,080
Amortization of deferred financing fees	32,283	112,026	60,941	228,207
Total finance expense	$479,251	$555,969	$1,526,153	$915,340

17.	STOCK BASED COMPENSATION

The Company issued stock options forming part of employee compensation in 2022 (see Note 14). The fair value of share purchase options is calculated as at the option grant’s effective date using a call option pricing model that takes into consideration certain assumptions on exercise price, market pricing, risk free interest rates, volatility and the expiry date of the option grant. Stock based compensation is amortized over the vesting period and recognized in profit and loss and accrued in equity. Upon exercise of the option, the exercise is recognized in cash and common stock.

As the Company is a private corporation preparing for a Liquidity Event, share purchase options may be exercised at any time once vested before or after there is a Liquidity Event. As such, the Company elected to use public market indicators for its fair value analysis and to calculate fair value using the binomial call option pricing model with the following assumptions:

●	Strike Price – Price of the share purchase option award in accordance with the Plan

●	Historical Price – Weighted average price of equity transactions made by willing and knowledgeable market participants during the prior two years ($3.35 per share in 2023; and $3.35 per share in 2022);

●	Volatility – the median volatility of a peer group of public companies selected in consultation with the Company’s bankers and consultants (2023 – 1.75 and 2022 - 1.75);

●	Risk Free Rate – One year treasury bill rate of the Bank of Canada (4.89% in 2023 and 3.00% in 2022); and

●	Term – The period from the date of grant to the expiry of the share purchase option (2022 - 10 years, 2021 – 10 years).

The fair value of each stock option award is estimated on the date of grant using a binomial option-pricing model based on the assumptions mentioned above.

For the three months ended June 30, 2023, the Company recorded $113,821 (2022 - $148,808) and six months ended $260,773 (2022 - $269,817) in stock based compensation related to the options granted under the plan and the unrecognized compensation of $534,995 is expected to be recognized over a weighted-average period of 3 years.

17.	STOCK BASED COMPENSATION (continued)

Below is fair value of the outstanding stock options:

Grant Date	Fair value	Opening balance	Stock based compensation realized	Balance
01-May-21	$66,000	$49,500	$63,496	$2,504
24-Dec-21	260,307	260,307	212,739	47,568
10-May-22	1,001,178	-	478,966	522,213
Total December 31, 2022	$1,327,485	$309,807	$755,200	$572,285

Grant Date	Fair value	Opening balance	Stock based compensation realized	Balance
01-May-21	$66,000	$2,504	$66,000	$-
24-Dec-21	260,307	47,568	247,524	12,783
10-May-22	1,001,178	-	702,449	298,729
Total June 30, 2023	$1,327,485	$572,285	$1,015,973	$311,512

18.	NET LOSS PER SHARE

The calculation of loss per share for the three months ended June 30, 2023, is based on a loss attributable to shareholders of the Company of $696,466 (2022 - $1,183,954) and for six months ended $2,490,663 (2022 - $1,887,692).

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Weighted average number of share outstanding:
Basic	32,750,000	32,750,000	32,750,000	32,750,000
Diluted	32,750,000	32,750,000	32,750,000	32,750,000
Loss per share	$(0.02)	$(0.04)	$(0.08)	$(0.06)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

Cash generated from (used in) non-cash working capital comprises:

As at June 30,	2023	2022
Accounts receivable	$31,229	$178,782
Prepaid expenses	48,608	(88,184)
Investments	-	(30,000)
Investment tax credit recoverable	1,267,766	(729,999)
Accounts payable	(194,509)	1,255,534
Convertible Debenture – Interest	608,073	283,829
Due to shareholders	(30,000)	-
Deferred government grants	205,136	1,972,620
	$1,936,303	$2,842,581

	2023	2022
Non-cash working capital generated from (used in)
Operating activities	$3,454,977	$1,167,422
Investing activities	(1,518,674)	1,675,159
	$1,936,303	$2,842,581

20.	FINANCIAL INSTRUMENTS

The Company is exposed to various risks through its financial instruments and have a comprehensive risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company’s risk exposure and concentration.

(a)	Fair value

Due to the short-term nature of cash and cash equivalents, accounts receivable, and accounts payable; the Company has determined that the carrying amounts approximate fair value. The carrying amounts of lease liabilities, due to shareholders, convertible debentures, and related party promissory notes payable also approximate their fair value as they were entered recently, and interest rates have not changed materially during the period.

(b)	Credit risk

Credit risk is the risk of a potential loss to the Company if a lessee or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure is the carrying amount of cash and cash equivalents, accounts receivable (goods and services tax (“GST”) receivable and other accounts receivable) and net lease investment.

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties in meeting its financial obligations as they come due. The table below summarizes the future undiscounted contractual cash flow requirements as at June 30, 2023 and 2022 for its financial liabilities:

As at June 30, 2023	Carrying amount	Contractual cash flow	Less than 12 months	1 – 2 years	2 – 3 years	Thereafter

Accounts payable	$3,998,476	$3,998,476	$3,998,476	$-	$-	$-
Lease liabilities	2,193,030	2,193,030	28,513	125,631	144,181	1,894,706
Convertible debentures	9,823,945	-	-	-	-	-
	$16,015,451	$6,191,506	$4,026,989	$125,631	$144,181	$1,894,706

As at December 31, 2022	Carrying amount	Contractual cash flow	Less than 12 months	1 – 2 years	2 – 3 years	Thereafter

Accounts payable	$4,217,675	$4,217,675	$4,217,675	$-	$-	$-
Lease liabilities	2,193,030	2,193,030	28,513	125,631	144,181	1,894,706
Convertible debentures	8,503,401	-	-	-	-	-
	$14,914,106	$6,410,705	$4,246,188	$125,631	$141,181	$1,894,706

Management monitors and manages its liquidity risk through regular monitoring of its financial liabilities against the constraints of its available financial assets.

(d)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. The Company does not currently have significant direct exposure to any of these risk categories. Management believes the risk faced by the Company with regard to market risk is an acceptable risk faced in the ordinary course of business. General economic conditions globally, including relative strength of the Canadian dollar may adversely affect the value of the Company’s business and the value of its financial instruments.

(e)	Capital risk management

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern to provide returns and benefits to shareholders and to maintain an optimal capital structure to reduce the cost of capital and to meet minimum liquidity requirements. To maintain or adjust the capital structure, the Company may adjust the amount of capital returned to shareholders, issue new shares or debt, repurchase shares or sell assets.

The capital of the Company consists of shareholders’ equity. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. To manage the Company’s capital requirements, the Company has in place a planning and forecasting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s officers are responsible for managing the Company’s capital and do so through meetings and review of financial information. The Board is responsible for overseeing this process. As at June 30, 2023 and 2022, the Company is not subject to externally imposed capital requirements. There were no changes to management of capital from the prior year.

20.	FINANCIAL INSTRUMENTS (continued)

(f)	Regulatory risk

The Company operates in a stable industry that is maturing as it adapts to government regulations within Alberta, Canada. Any evolution, adoption, or change of rules and regulations could have significant impact on the Company’s operations. Regulatory risks include but are not limited to health and safety, environmental, hazardous material handling and disposal.

21.	PROVISION FOR LEGAL DISPUTE

The Company experiences disputes with trades and contractors in the normal course of business when undertaking capital projects such as the one in Nisku, Alberta. While these disputes are normally handled through other dispute management mechanisms, occasionally the parties disagree, and they result in legal action by one party.

In 2022, the company filed statement of defence against the claim totalling $198,764 for work which occurred in 2022. During the six months ended June 30, 2023, there were no updates to the claim filed.

As there is a reasonable probable outflow of resources in the future, and this outflow can be estimated, therefore the Company has elected to include a settlement provision based on management’s best estimate. We have further estimated the settlement of the claim using the probability method and the present value of the resulting estimate for purposes of the accrual as follows:

Probability of success	46%
Adjusted claim value	107,333
Duration of lawsuit in years	2
Court assigned interest rate per annum	3.80%
Total payable	$115,825
Cost of capital	15%
Present value of claim	$87,580

22.	SUBSQUENT EVENTS

On August 18, 2023, the Company’s facility in Nisku was flooded due to sever thunderstorm. The Company has filed an insurance claim for the damages caused by the flooding. The resulting insurable damages is $300,000. The Company received an advance payment of $75,000 on October 11, 2023. The balance of $225,000 will be received once the claim has been finalized.

Emissions Reduction Alberta “ERA” helps fund innovators develop and demonstrate Alberta-based technologies that lower emissions and costs. On June 19, 2023, the Company applied for contribution agreement for a Pilot Production of Electrodes for Energy Storage Systems. The project was approved by ERA for funding up to $2,000,000. The funding approval is non-binding and is conditional upon the confirmation that all sources of funding for the project have been secured.

On November 8, 2023, the Company closed an additional USD$500,000 resulting from the issuance of Series A Convertible Preferred Shares (see Note 14. Share Capital).

ADVEN INC.

Consolidated Financial Statements

For the year ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors of

Adven Inc. (formerly Nano Innovations Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Adven Inc., formerly Nano Innovations Inc., (the “company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company at December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the 2021 Financial Statements

As discussed in Note 6 to the financial statements, the accompanying financial statements as of December 31, 2021 and for the period then ended have been restated.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has suffered recurring losses from operations, will require additional capital to fund its current operating plan, and has stated that substantial doubt exists about the company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on the company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the company’s auditor since 2022

PCAOB ID 587

New York, NY

September 20, 2023

ADVEN INC.

Consolidated Statements of Financial Position

(In Canadian dollars)

As at December 31,	Notes	2022	2021 Restated
ASSETS
Current assets
Cash and cash equivalents		$67,480	$2,720,224
Accounts receivable	7	52,888	385,938
Investment tax credits recoverable	8	2,010,837	1,027,544
Prepaid expenses		144,509	115,063
Total current assets		2,275,714	4,248,769

Investments		30,000	-
Right of use assets	9	1,996,089	1,760,030
Property, plant, and equipment	10	11,707,602	5,039,433
Total assets		$16,009,405	$11,048,232

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11,12	$4,217,675	$1,820,764
Lease liabilities	13	28,513	43,701
Due to shareholders	14	170,000	-
Related party promissory notes payable	15	-	480,300
Convertible debentures	16	8,503,401	3,168,675
Current portion of deferred government grants	17	167,376	366,594
Total current liabilities		13,086,965	5,880,034

Lease liabilities	13	2,164,518	1,764,636
Deferred government grants	17	4,365,109	2,510,159
Total liabilities		$19,616,592	$10,154,829

SHAREHOLDERS’ EQUITY
Share capital	19	7,249,961	7,249,961
Contributed surplus - convertible debentures	16	500,222	1,379
Contributed surplus	23	4,295,009	3,556,309
Accumulated deficit		(15,652,379)	(9,914,246)
Total shareholders’ equity		(3,607,187)	893,403
Total liabilities and shareholders’ equity		$16,009,405	$11,048,232

The accompanying notes are an integral part of these consolidated financial statements.

ADVEN INC.

Consolidated Statements of Loss and Comprehensive Loss

(In Canadian dollars)

For the years ending December 31,	Notes	2022	2021 Restated
Expenses:

Stock based compensation	23	$738,700	$1,527,427
Research and development	20	1,002,566	243,299
Salaries and benefits	21	445,230	99,497
Consulting fees		285,068	253,233
Legal fees		155,988	454,384
Bad debt expense	27c	94,654	553,299
General and administration		31,830	41,662
Accounting and audit fees		101,420	78,379
Insurance		27,667	16,591
Sales and marketing		25,166	28,058
Depreciation:
Property, plant and equipment	10	400,672	125,143
Right of use assets	9	244,514	179,060
Loss from operations		3,553,475	3,600,032

Other items:
Finance expenses	22	3,058,995	295,134
Loss on foreign exchange		11,414	81,073
Government subsidies	18	(77,194)	(88,184)
Change in fair value	16	(155,359)	2,613
Government grants	17	(653,198)	(716,593)
Total loss and comprehensive loss		$5,738,133	$3,174,075
Net loss per share
Basic and diluted loss per share	25	$(0.18)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

ADVEN INC.

Consolidated Statements of Shareholders’ Equity

(In Canadian dollars)

	Notes	Common Shares	Share capital	Contributed surplus	Accumulated deficit	Total equity
Balance as at January 1, 2021		23,762,688	$6,424,190	$1,966,578	$(6,740,171)	$1,650,597
Stock based compensation		-	-	1,527,427	-	1,527,427
Convertible debentures	16			63,683	-	63,683
Comprehensive loss			-	-	(3,174,075)	(3,174,075)
Issuance of shares		2,237,312	173,571	-	-	173,571
Share exchange	5	6,750,000	652,200	-	-	652,200
Balance as at December 31, 2021 (Restated)		32,750,000	$7,249,961	$3,557,688	$(9,914,246)	$893,403

Stock based compensation	23	-	-	738,700	-	738,700
Convertible debentures	16	-	-	498,843	-	498,843
Comprehensive loss		-	-	-	(5,738,133)	(5,738,133)
Issuance of shares		-	-	-	-	-
Share exchange		-	-	-	-	-
Balance as at December 31, 2022		32,750,000	$7,249,961	$4,795,231	$(15,652,379)	$(3,607,187)

The accompanying notes are an integral part of these consolidated financial statements.

ADVEN INC.

Consolidated Statements of Cash Flows

(In Canadian dollars)

For the years ending December 31,	Notes	2022	2021 Restated
Operating activities
Net loss		$(5,738,133)	$(3,174,075)
Adjusted for the following:
Depreciation:
Property, plant and equipment	10	400,672	125,143
Right of use assets	9	244,514	179,059
Accretion		1,767,242	15,435
Financing fees	22	469,624	9,953
Loss on foreign exchange		11,414	81,073
Change in fair value		(155,359)	2,613
Stock based compensation	23	738,700	1,527,427
Change in non-cash working capital	26	399,012	2,356,250
Cash used in operating activities		(1,862,314)	1,122,878

Financing activities
Lease payments		(95,880)	(143,753)
Proceeds from issuance of common shares		-	2,170,661
Proceeds from convertible debenture		3,116,162	-
Repayment from related party promissory notes		(480,300)	(119,700)
Loan from shareholders		170,000	-
Cash (used in) provided by financing activities		2,709,982	1,907,208

Investing activities
Purchase of property, plant and equipment		(7,068,841)	(4,814,066)
Reverse merger	5	-	3,730,009
GIC		(30,000)	-
Change in non-cash working capital	26	3,598,429	765,060
Cash used in investing activities		(3,500,412)	(318,997)

Net change in cash and cash equivalents		(2,652,744)	2,711,089
Cash and cash equivalents, beginning of the year		2,720,224	9,135
Cash and cash equivalents, end of the year		$67,480	$2,720,224

The accompanying notes are an integral part of these consolidated financial statements.

ADVEN INC.

Notes to Consolidated Financial Statements

1.	REPORTING ENTITY

AdvEn Industries Inc. (“AdvEn”) is engaged in research, development and commercialization of advanced super activated carbon (“ASAC”) and in dry electrode super adhesive coating materials (“ESAC”) for use in energy storage devices generally, and ASAC specifically for additional use in pharmaceutical manufacturing, filtration systems and other industrial and commercial applications, with improved technical performance and GHG profiles to the other products currently available on the global market.

AdvEn was incorporated under the Alberta Business Corporations Act on October 1, 2011.

On December 25, 2021, AdvEn undertook a share exchange with Nano Innovations Inc. (“Nano”), a company incorporated under the Business Corporations Act, British Columbia, Canada, whereby 100% of the then issued shares in AdvEn were exchanged for shares in Nano on a share-for-share (1-1) basis. The transaction has been accounted for as a reverse merger (see note 5 “Reverse Merger”). AdvEn was the acquiring entity for accounting purposes. The transaction is accounted for using the purchase method of accounting, the transaction was a recapitalization of Nano’s capital structure. This resulted in Nano being the legal acquirer of AdvEn.

Nano subsequently undertook a name change on July 27, 2022 to AdvEn Inc. (together with its wholly owned subsidiary AdvEn Industries Inc., the “Company” or “AdvEn”) and redomiciled the legal parent from British Columbia to Alberta, Canada.

All reference to common shares and per share amounts has been retroactively restated to effect the reverse acquisition as of the transaction had taken place on January 1, 2020.

The Company’s head office is located at Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 3N3.

The Company’s research and development, pilot testing facilities, and ASAC manufacturing facility is located at Unit 300 – 3615 11 Street, Nisku, Alberta, Canada, T9E 1C6.

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as adopted in Canada and in place for December 31, 2022, and 2021 and include the accounts of the Company and its subsidiary, all intercompany balances and transactions have been eliminated.

The financial statements of the Company for the year ended December 31, 2022 and 2021, were approved by the Board of Directors on August 23, 2023.

(b)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary. The subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. These entities are fully consolidated from the date in which control is transferred to the Company and continue to be consolidated until the date control ceases. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

2.	BASIS OF PRESENTATION (continued)

(b)	Basis of consolidation (continued)

The consolidated financial statements of the Company include AdvEn Inc. and AdvEn Industries Inc. (see note 5 “Reverse Merger”).

(c)	Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities.

The Company is focused on raising additional capital to continue research and development of industry-leading technology with plans to become a technology-based material developer and manufacturer.

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue as a research and development company for the foreseeable future and will be able to generate positive free cash flow from its assets and discharge its liabilities in the normal course of business. The Company is still in its research and development phase, has been incurring losses since inception and has not generated revenue. During the year ended December 31, 2022, the Company incurred a net loss of $5,738,133 (2021 - $3,174,075), cash used in operations totalling $1,862,314 (2021 – used $1,122,878) and as at December 31, 2022 has accumulated deficit totalling $15,652,379 (2021 - $9,914,246). These factors raise substantial doubt around the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on accessing additional funding and support from government grants and its investors. The financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the statement of financial position classification that would be necessary if the going concern assumption were not appropriate.

(d)	Basis of measurement

These financial statements have been prepared on the historical cost basis.

(e)	Function and presentation currency

The Company and its subsidiary each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net earnings in the period in which they arise.

These financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest dollar.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, and the reported amount of assets, liabilities, income and expenses during the reporting period. Actual results may differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Amounts reported are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from these estimates. Management has made significant assumptions about the future that could result in a material adjustment to the carrying amounts of assets and liabilities. In the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	Provision for income tax

Deferred tax assets, including those arising from tax loss carry forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods to the utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.

ii.	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is measured at a point in time and may change in subsequent periods.

Where possible, fair value is determined by reference to quoted prices in the most advantageous active market available to the Company. In the absence of an active market, fair value is determined on the basis of valuation models, including discounted cash flow models. These models require assumptions of the amount and timing of future cash flows, discount rates and market conditions at the measurement date. External observable market data are used for these assumptions when available. When such data is not available, the Company uses the best possible estimate.

iii.	Fair value of assets and liabilities acquired in a reverse merger and/or business combination

Acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each reverse merger and/or business combination is based on the information available on the acquisition dates. The estimate of any fair value of the acquired intangible assets, property, plant and equipment, other assets, liabilities assumed, and contingent consideration are based on assumptions.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements (continued)

iv.	Allowance for doubtful accounts

The Company applies an expected credit loss approach in determining allowances for doubtful accounts. The approach that the Company has taken for trade receivables is a provision matrix approach whereby lifetime expected credit losses are recognized based in aging characterization and credit worthiness of customers.

Specific provisions may be used where there is information that a specific customer’s expected credit losses have increased. As at December 31, 2022 the Company did not have any trade receivables and did not report an allowance for doubtful accounts.

v.	Useful lives of property, plant and equipment

The Company estimates the useful lives of property, plant and equipment based on the period over which the items of property, plant and equipment are expected to be available for use. The estimated useful lives of property, plant and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant items of property, plant and equipment. In addition, the estimation of the useful lives of property, plant and equipment are based on internal evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded depreciation expenses for any period would be affected by changes in these factors and circumstances.

vi.	Impairment of non-current assets

Property, plant and equipment assets are assessed for impairment at least annually and whenever there is an indication that the asset may be impaired. The Company determines the fair value less cost of disposal of its cash generating unit (“CGU”) groupings. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

The process of determining the value in use or the fair values less cost of disposal requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, margins, as applicable, derived from past experience, actual operating results and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. Recoverable amounts are determined by comparing the higher of value in use and fair value less cost of disposal amounts.

Property, plant and equipment assets that are considered in development are not tested for impairment until such time as they are put into their intended use.

vii.	Accrued liabilities

Measurement of accrued liabilities involves the use of estimates to be made by management for determining the amount to be accrued and/or disclosed in the consolidated financial statements. These estimates are based on financial information available to management at the time of preparation of the consolidated financial statements.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements (continued)

viii.	Compound financial instruments

The Company has issued a variety of financial instruments that require judgement to determine whether the security should be classified as an equity instrument, a financial liability, derivative liability or a compound financial instrument with both equity and liability components. Key factors impacting the classification of these instruments include the ability to reliably recognize and estimate the characteristics of the financial instrument, existence of maturity dates, mandatory interest and principal payments, conversion and redemption rights, subordination to other equity instruments and the ability the settle the instrument in cash or equity.

ix.	Right of use assets and lease liabilities

Upon the inception of a lease, the Company uses its internally calculated weighted average cost of capital to determine the cost of the asset as well as the principal repayments of the lease liability. As at December 31, 2022, the Company’s weighted average cost of capital was estimated at 15% per annum.

x.	Revenue

Revenue is recognized when performance obligations are identifiable and recorded when goods, or services are delivered to customers. Transaction prices are derived from specific selling prices either at the time of delivery or when a contract is signed with the customer for future delivery of products or services. The Company determines revenue to be transferred at a point in time when the physical asset or services is immediately transferred or consumed by the end customer. Revenue is considered to be transferred over a period of time when a series of activities are performed over a longer period of time to deliver a service or good to the customer. As at December 31, 2022, the Company did not report any revenues from customers.

xi.	Government grants and subsidies

Government grants and subsidies are recognized as Other Income using the percentage completion method as contractual performance obligations are identifiable and completed. The Company analyzes the probability to complete its obligations and the reliability of receiving the financial benefits from grants and subsidies. The percentage completion of each of its performance milestones in accordance with its contractual obligations determines the earned portion of any grants or subsidies received as a percentage of total grants and subsidies. Unearned grants and subsidies where payment has been received, are carried as deferred government grants in the Company’s statement of financial position.

xii.	Estimation of uncertainties relating to the global health pandemic from COVID-19 (the “Pandemic”) and changes to macroeconomic environment

The Company has considered the possible effect that may result from the Pandemic in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the Pandemic, the Company has used internal and external sources of information and expect that the carrying amount of these assets will be recovered. The impact of the Pandemic on the Company’s financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

2.	BASIS OF PRESENTATION (continued)

(f)	Use of estimates and judgements (continued)

xii.	Estimation of uncertainties relating to the global health pandemic from COVID-19 (the “Pandemic”) and changes to macroeconomic environment

The conflict in Ukraine and the transition to higher inflationary environments have also contributed to increased global economic and financial volatility; however, there has been no significant impact on the Company’s results and management continues to monitor for any potential impacts on the operations and financial position of the Company.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below are applied consistently to the periods presented.

(a)	Financial instruments

AdvEn recognizes a financial instrument as a financial asset or a financial liability when AdvEn becomes party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value except for financial assets and financial liabilities that are measured at fair value through profit and loss.

Transaction costs that are directly attributable to the acquisition or issuance of the financial instrument are added to the fair value of finance assets and deducted from the fair value of financial liabilities at initial recognition.

The Company’s financial instruments are:

Financial instrument	Initial measurement	Subsequent measurement
Cash and cash equivalents	Fair value	Amortized cost
Accounts receivable	Fair value	Amortized cost
Due from related parties	Fair value	Amortized cost
Investment tax credits recoverable	Fair value	Amortized cost
Accounts payable	Fair value	Amortized cost
Due from shareholders	Fair value	Amortized cost
Related party promissory notes payable	Fair value	Amortized cost
Convertible debentures	Fair value	Amortized cost
Lease liabilities	Fair value	Amortized cost
Stock-based compensation	Fair value	Amortized cost

i.	Non-derivative financial assets

The Company plans to initially recognize accounts receivable on the date that they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained is recognized as a separate asset or liability.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Financial instruments (continued)

i.	Non-derivative financial assets (continued)

Financial assets and liabilities are offset, and the net amount presented in the consolidated statement of financial position when, and only when, there is a legal right to offset the amounts and the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: cash and cash equivalents, accounts receivable, due from related parties, GST, GIC and investment tax credits recoverable.

ii.	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which it becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: accounts payable, due to shareholders, related party promissory notes payable, accrued liabilities and lease liabilities.

iii.	Derivative financial instruments

All derivatives are recognized as either assets or liabilities in the consolidated financial position at fair value. Changes in the fair value of derivative financial instruments are recognized periodically through profit or loss.

The Company’s derivative financial liabilities are convertible debentures and non-cash compensation.

(b)	Cash and cash equivalents

Cash and cash equivalents presented in assets on the statement of financial position and in the statement of cash flows include components of cash that are readily available or convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash includes bank deposits, cash on hand and short-term deposits with an initial maturity of less than three months.

(c)	Accounts receivable

Accounts receivables are recorded based on the revenue recognition policy and are presented net of allowance for doubtful accounts. The Company applies an expected credit loss approach in determining allowances for doubtful accounts.

(d)	Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation. The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended use. Repairs and maintenance costs are charged directly to profit, and loss as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The cost of self-constructed assets includes the costs of materials and direct labour and any other costs directly attributable to bringing the assets to a working condition for their intended use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present, and the cost of the item can be measured reliably.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment (continued)

The Company estimates the useful lives of property, plant and equipment based on the period over which the assets are expected to be available for use. In addition, the estimation of the useful lives of property, plant and equipment is based on internal evaluation and experience with similar assets.

An item of property, plant and equipment is derecognized upon disposal when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in net earnings.

	Depreciation method	Depreciation term
Lab equipment	Straight-line	8 years
Production equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Office equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Term of the lease

An asset’s residual value, useful life and depreciation method are reviewed at each reporting period and adjusted if appropriate.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of property, plant and equipment, and are recognized in profit or loss.

Assets under construction are not depreciated until they are in the location and condition required by management for their intended use, at which point they are transferred into the appropriate asset category. In the case of a project, the project must have met the criteria for material completion.

(e)	Goods and Service Sales Tax “GST”

The Company records GST paid on purchases and collected on sales as the transaction occurs. GST is filed on monthly basis and is compliant with Canada Revenue Agency.

(f)	Inventory

Inventories are recorded at the lower of cost and net realizable value, with the cost of materials, Supplies and shipping determined on a first-in, first-out basis and the cost of aggregate inventories determined at weighted average cost. As at December 31, 2022, the Company has no inventory.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Investments in GIC

All equity investments in scope of IFRS 9 are to be measured at fair value in the statement of financial position, with value changes recognised in profit or loss.

(h)	Impairment of assets

All non-financial assets in use are reviewed at the end of each reporting period to determine whether the carrying amount may not be recoverable. If evidence of impairment is identified, the asset is tested for impairment.

For purposes of impairment testing, if an asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, it is grouped with other assets to create a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of the cash inflows from other assets or groups of assets. As at December 31, 2022 and 2021, the Company had a single CGU for purposes of conducting scientific research and development.

The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. Value in use is determined on the basis of profit or loss projections over its useful life using management’s forecast tools (for the first three years) and an estimate over the subsequent years based on long-term market trends for the asset or CGU involved. The calculation considers net cash flows to be received on disposal of the asset or CGU at the end of its useful life based on the growth and profitability profile of each asset or CGU.

An impairment loss is recognized when the carrying amount of any asset or its CGU exceeds its estimated recoverable amount. During the period no impairment loss was recognized.

An impairment loss recognized in prior periods for an asset or a CGU other than goodwill is reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount, without exceeding the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods.

(i)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Also, provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(j)	Accounts payable

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method unless settled before remeasurement is required.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Deferred licensing income

Deferred licensing income is recorded based on the revenue recognition policy for contract revenue in licensing contracts. Deposits are received from customers at the beginning of the contract and amounts are relieved from deferred licensing income as revenue is recognized based on the terms within the contract. As at December 31, 2022 and 2021, the Company did not have any deferred licensing income.

(l)	Convertible debentures

Convertible debentures are a compound financial instrument recognized initially at fair value net of transaction costs incurred. Initially convertible debenture contractual terms are evaluated for conditions that may give rise to uncertainty or variability in the future repayment of cash or equity. Initial recognition of these notes with these characteristics may include a derivative liability which is measured using an applicable valuation model such as Black Scholes.

Subsequently these are stated at amortized cost with any difference between the proceeds and redemption value recognized in the profit or loss over the term of the debt using the effective interest rate method. These liabilities are classified as current unless the Company has an unconditional right to defer settlement for at lease 12 months after the consolidated statement of financial position date.

IFRS 9 requires the three elements to be accounted for separately and fair values be assigned to each component upon initial recognition. The fair value of the derivative is to be determined first, the host liability is calculated second and the residual amount remaining after it is deducted from the host liability is assigned to the equity component. In assessing the nature of the foreign exchange derivative liability, the Company determined that a Black-Scholes method of valuation should be used as the derivative ties to the liability portion of the note which.

The assumptions used as at December 31, 2022 are the same with the exception that the Carrying amount is recalculated using the exchange rate of 1.35 % as at December 31, 2022 and interest is applied to the final price.

(m)	Leases

Leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.

i.	Right of use asset

Right of use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made at or before the commencement date less any lease incentives received;

●	any initial direct costs; and

●	estimated restoration costs.

The right of use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Leases (continued)

ii.	Lease liabilities

Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable; and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the statement of earnings over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of earnings. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Extension options are included in a number of property and equipment leases across the Company. These terms are used to maximise operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Company and not by the respective lessor.

(n)	Income taxes

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to the initial recognition of deferred tax assets or liabilities in a business combination, items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax payable arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the regional and federal tax laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. During the period the Company did not recognize deferred tax.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Foreign currency translation

Transactions in foreign currencies are translated using the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange differences arising from the transactions are recorded in profit or loss for the period.

Exchange differences arising from operating transactions are recorded in operating profit for the period; exchange differences related to financing transactions are recognized as finance costs or income.

(p)	Share capital

Common shares are classified as equity. Costs directly attributable to the issuance of common shares and dilutive securities are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from equity. The proceeds from the exercise of any dilutive securities together with amounts previously recorded in contributed surplus over the vesting periods are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value of the shares on the date of issue. Where the Company has undertaken a consolidation or split of its equity securities, such changes are applied retrospectively. Retrospective adjustments and retrospective restatements are not changes in equity, but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

(q)	Stock based compensation

Equity-settled stock-based compensation to employees, directors and key consultants is measured at fair value of the equity instrument (i.e. options, performance warrants and stock awards) at the grant date and recognized in profit or loss over the vesting periods. Stock based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

The corresponding amount is recorded to contributed surplus. The fair value of the equity instrument is determined using a binomial option pricing model, which incorporates all market vesting conditions. The number of equity instruments expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Upon the exercise of any equity instrument, the consideration received is recorded as share capital and the related share-based compensation is included in contributed surplus.

(r)	Revenue recognition

Revenue from the experimental services represent the Company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. In the case of research and development related services utilizing the Company’s proprietary technologies and complimentary to the Company’s research initiatives, revenue may be applied as an offset against research and development expenses. During the period, all revenues were applied as offsets against research and development expenses.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Government grants and subsidies

In the course of its activities, the Company applies for and receives government grants related to research and development expenditures and the development of new technologies. These grants are recognized when there is reasonable assurance that the Company has complied with the conditions attached to them, and that the grants have been received. Grants are recognized as other income.

When the funds granted relate to the construction or acquisition of property, plant and equipment, the amount received is recognized as a long-term liability until such a point as the asset is put to use in the manner intended by management. At that point, the amounts will be recognized in profit or loss with consistent terms as the underlying asset is depreciated. See Note 15 – “Deferred Government Grants” for details.

When government assistance is repayable, a liability is created except when there is reasonable assurance that the entity will meet the conditions prescribed for not repaying the amounts received. This liability is recorded at the discounted value of the repayments due.

In response to the Pandemic, governments established various programs to assist companies through this period of uncertainty. Management has determined that the Company qualifies for certain programs and recognizes such government subsidies when there is reasonable assurance the subsidy will be received. The Company may recognize subsidies as either other income or a reduction of the expense related to the grant. AdvEn has elected to recognize as other income. See Note 16 – “Government Subsidies” for details.

(t)	Research and development

Expenditures related to research activities are recognized as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, the entity can demonstrate all of the following:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	its intention to complete the intangible asset and use or sell it;

●	its ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

As at December 31, 2022, the Company did not recognize any intangible assets resulting from research and development.

(u)	Interest income

Interest income is accounted for on an accrual basis using the effective interest method.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Investment tax credits

The Company receives indirect financial assistance from the government by way of the investment tax credit program. This program provides assistance, by way of direct payments of tax credits and reductions in corporate income tax payable, for specially defined qualifying expenditures. Investment tax credits are credited against the related research and development expenses, or capital assets, where applicable.

(w)	Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares issued and outstanding, adjusted for the effects of all dilutive securities. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all dilutive securities with exercise prices below the average market price for the year.

(x)	Related party transactions

Related party transactions are in the normal course of operations and are recorded at the exchange amount.

(y)	New accounting standards and interpretations not yet adopted

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that none are applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies. Additionally, there were no new standards adopted by the Company during the year ended December 31, 2022.

4.	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following hierarchy and methods. When applicable, further information about management assumptions and uncertainties made in determining fair values is disclosed in the notes specific to that asset or liability.

4.	DETERMINATION OF FAIR VALUES (continued)

Financial instruments measured as fair value on the statement of financial position require classification into one of the following levels of the fair value hierarchy:

●	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities;

●	Level 2: Valuations based on observable inputs other than quoted active market prices; and

●	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methods.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

When available, AdvEn uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sources market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, the Company determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisers following AdvEn’s established valuation procedures including validation against internally developed prices.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

5.	REVERSE MERGER

On December 25, 2021, AdvEn Industries Inc. (“AdvEn Industries”) and AdvEn Inc. (formerly Nano Innovations Inc.) closed a share exchange agreement whereby AdvEn Industries shareholders exchanged 100% of the Company’s share capital for 26,000,000 shares in AdvEn Inc., the legal parent company. Prior to the share exchange, AdvEn Industries undertook a consolidation of shares on a one to 0.6445 basis resulting in a total issued and outstanding shares in AdvEn Industries of 26,000,000. All reference to common shares and per share amounts has been retrospectively restated to affect the reverse split of shares as if the transaction had taken place as of the beginning of the earliest period presented. The share exchange resulted in an exchange of shares on a one-to-one (1-1) basis. The total resulting shares outstanding in AdvEn Inc. was 32,750,000.

The Company compared the concentration of assets, less cash, between Nano and Adven as at December 24, 2021 to determine the economic acquirer.

As the concentration of fair value of assets is primarily held within AdvEn Industries and the primary asset held by AdvEn Inc. is cash and cash equivalents, AdvEn Industries is the economic acquirer of AdvEn Inc. AdvEn Industries also has business processes and inputs that may result in a contribution to the creation of outputs, thereby classifying AdvEn Industries as a business. However, AdvEn Inc. did not have any business processes or inputs that result in the ability to contribute to the creation of outputs, as such AdvEn Inc. was not a business. The share exchange has therefore been accounted for as a reverse merger of AdvEn Inc. by AdvEn Industries rather than as a business combination while AdvEn Inc. is the legal surviving entity with AdvEn Industries as a wholly owned subsidiary.

5.	REVERSE MERGER (continued)

The Company has reported the total capitalization of the combined entities retrospectively to reflect the share exchange and consolidation. Retrospective adjustments and retrospective restatements are not changes in equity, but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period.

Had the reverse merger occurred on January 1, 2020, the consolidated financial statements would show pro forma loss and comprehensive loss of $873,591 for the year ended December 31, 2020 and $1,889,196 for the year ended December 31, 2021.

Upon initial recognition, Nano’s net assets were as follows:

As at December 24, 2021	Nano Innovations Inc.
Cash and cash equivalents	$3,730,009
Due from related parties	65,000
Prepaid expenses and other assets	50,012
Total assets	3,845,020
Accounts payable	1,979
Current portion of convertible debentures	3,062,829
Convertible debenture derivatives	128,012
Total liabilities	3,192,820
Net assets	$652,200

For purposes of estimating the transaction value, the short-term notes have been calculated at the face value of the host liability. However, upon initial recognition following the assumption of the liability, AdvEn determined the notes have certain characteristics that include a host liability, derivative liability and equity and have been adjusted accordingly once AdvEn became party to the notes (see Notes 3a and 15).

6.	RESTATEMENT

The Company found error in previously issued financial statements for the year ended 12/31/2021. Due to assets which were received by the Company but are not fully commissioned were reclassed to assets under construction, the depreciation related to these assets was also reversed and the Company also, recorded accounting error on 2021 expenses and equity portion related to the convertible debentures, therefore the Company has restated its balance sheet, statement of operations, statement of stockholders’ equity and statement of cash flows for the year ended December 31, 2021 to account for the following:

●	Increase of assets $46,925

●	Reduction in liabilities $63,686

Below is the impact of the adjustments to the statements:

Statement of Financial Position - December 31, 2021

Assets	As previously reported	Restatement adjustment	As restated
Lab equipment	$273,775	$-	$273,775
Production equipment	892,770	$(304,995)	587,775
Computer equipment	56,564	-	56,564
Leasehold Improvements	1,291,364	(920,491)	370,873
Assets Under construction	3,130,991	1,225,486	4,356,477
Total Assets	5,645,464	-	5,645,464
Accumulated Depreciation	(652,956)	46,925	(606,031)
Net total assets	$4,992,508	$46,925	$5,039,433

6.	RESTATEMENT (continued)

Statement of Financial Position - December 31, 2021

Liabilities	As previously reported	Restatement adjustment	As restated
Trades payable	$1,834,283	$(13,519)	$1,820,763
Lease liabilities	43,701	-	43,701
Promissory note	480,300	-	480,300
Current portion of deferred grants	366,594	-	366,594
Convertible debentures	3,218,842	(50,167)	3,168,675
Total liabilities	$5,943,720	$(63,686)	$5,880,34

Equity	As previously reported	Restatement adjustment	As restated
Share capital	$7,249,961	$-	$7,249,961
Contributed surplus	3,494,005	63,683	3,557,688
Accumulated deficit	(9,961,174)	46,928	(9,914,246)
Total shareholders’ equity	$782,792	$110,611	$893,403

Statement of Loss and Comprehensive Loss- December 31, 2021

	As previously reported	Restatement adjustment	As restated
General and administration	41,665	(3)	41,662
Depreciation: Property plant & equipment	172,068	(46,925)	125,143
Net Loss	$(3,221,003)	$(46,928)	$(3,174,075)

Statement of Cash Flows- December 31, 2021

	As previously reported	Restatement adjustment	As restated
Net Loss	$(3,221,003)	$(46,928)	$(3,174,075)
Depreciation: Property plant & equipment	172,068	(46,925)	125,143

The restatement impact on cash flow was in the operating activities, there was no change in the cash used in the operating activities.

7.	ACCOUNTS RECEIVABLE

As at December 31,	2022	2021
Receivable from private placement	$4,500	$-
Receivable from customers	-	174,219
IRAP receivable	16,000	-
GST receivable	32,388	211,719
	$52,888	$385,938

8.	INVESTMENT TAX CREDIT RECOVERABLE

Investment tax credits, (“ITC”) is income tax incentive for business investment and allows businesses to deduct a certain percentage of Scientific research and Experimental Development (“SR&ED”) costs from taxes. SR&ED program is the largest source of research and development funding in Canada and rewards businesses that focus on innovation and advancement in science and technology. The Company has qualified for SR&ED program for development and commercialization of ASAC and ESAC.

Below is the summary of ITC recoverable:

As at December 31,	2022	2021
Opening balance	$1,027,544	$-
ITC recoverable	983,293	1,027,544
Closing balance	$2,010,837	$1,027,544

The Company was selected for a financial review of the SR&ED claim for 2021. Once the review was completed, SR&ED claim was approved as filed. Subsequently to December 31, 2022, the Company received the federal portion of the claim on January 4, 2023 in the amount $649,405.01 which included interest of $9,484.01. The provincial portion of the claim was received on March 2, 2023 in the amount of $389,737 and included interest of $2,114.00. The Company has recognized the interest received as interest income in the first quarter of 2023.

9.	RIGHT OF USE ASSETS

The Company’s leasing activities comprises leases of its Calgary head office, lab facility in Edmonton and its commercial facility in Nisku. The Company’s leases have terms expiring between 2022 and 2031 (see Note 10). During the year ended December 31, 2022, the Company extended the lease for its Edmonton lab facility until June 30, 2023.

Cost of right of use assets	Total
Balance, January 1, 2021	$302,176
Additions	1,889,039
Balance, December 31, 2021	2,191,215
Additions	480,573
Balance, December 31, 2022	$2,671,788

Accumulated Depreciation of right of use assets	Total
Balance, January 1, 2021	$252,125
Additions	179,060
Balance, December 31, 2022	431,185
Additions	244,514
Balance, December 31, 2022	$675,699
Net book value
Balance, December 31, 2021	$1,760,030
Balance, December 31, 2022	$1,996,089

10.	PROPERTY, PLANT AND EQUIPMENT

	Lab equipment	Production equipment	Computer and office equipment	Leasehold improvements	Assets under construction	Total
Costs
Balance, January 1, 2021	$178,567	$531,653	$40,411	$80,767	$-	$831,398
Additions	95,208	56,122	16,153	290,106	4,356,477	4,814,066
Balance, December 31, 2021	273,775	587,775	56,564	370,873	4,356,477	5,645,464
Additions	605,182	49,966	82,651	2,737,075	3,593,967	7,068,841
Balance, December 31, 2022	$878,957	$637,741	$139,215	$3,107,948	$7,950,444	$12,714,305

Accumulated Depreciation
Balance, January 1, 2021	$137,139	$254,103	$26,488	$63,158	$-	$480,888
Additions	15,072	82,859	6,447	20,765	-	125,143
Balance, December 31, 2021	152,211	336,962	32,935	83,923	-	606,031
Additions	95,280	73,958	25,028	206,406	-	400,672
Balance, December 31, 2022	$247,491	$410,920	$57,963	$290,329	$-	$1,006,703

Net book value
Balance, December 31, 2021	$121,564	$250,813	$23,629	$286,950	$4,356,477	$5,039,433
Balance, December 31, 2022	$631,466	$226,821	$81,252	$2,817,619	$7,950,444	$11,707,602

11.	ACCOUNTS PAYABLE

As at December 31,	2022	2021
Trade payables	$172,713	$714,209
Trade payables relating to property, plant and equipment	3,564,914	765,060
Accrued liabilities relating to property, plant and equipment	91,000	-
Accrued liabilities	53,599	244,540
Provision for lawsuit (See note 11)	87,580	-
Canadian Emergency Business Account loan payable	39,858	39,462
Payroll payable	208,011	57,493
	$4,217,675	$1,820,764

11.	ACCOUNTS PAYABLE (continued)

Included in trade payables are $26,250 (2021 - $237,193) to a related party for an entity controlled by the Chief Executive Officer.

Balance owing on non-cancellable issued purchase orders which have not been invoiced by vendors as at December 31, 2022 are recorded as accrued liabilities relating to property, plant and equipment. These purchase orders constitute a legal obligation by the Company with the probable outflow of resources in the future subsequent to December 31,

2022. In all cases, work has commenced on the manufacturing of production equipment on behalf of the Company and in some cases production equipment has been received and the accrued liabilities include final payment or hold-back payments under contract.

12.	PROVISION FOR LEGAL DISPUTE

The Company experiences disputes with trades and contractors in the normal course of business when undertaking capital projects such as the one in Nisku, Alberta. While these disputes are normally handled through other dispute management mechanisms, occasionally the parties disagree, and they result in legal action by one party.

During the period ending December 31, 2022, no such claims were filed, however subsequently the Company was required to respond to claims totalling $198,764 for work which occurred in 2022.

As there is a reasonable probable outflow of resources in the future, and this outflow can be estimated, therefore the Company has elected to include a settlement provision based on management’s best estimate. We have further estimated the settlement of the claim using the probability method and the present value of the resulting estimate for purposes of the accrual as follows:

Probability of success	46%
Adjusted claim value	107,333
Duration of lawsuit in years	2
Court assigned interest rate per annum	3.80%
Total payable	$115,825
Cost of capital	15%
Present value of claim	$87,580

On February 7, 2023, the Company filed a statement of defence.

13.	LEASE LIABILITIES

All leases are accounted for in accordance with the Company’s policy for leases (see Note 3I).

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate of 15% determined using references to public market interest rates and the company’s weighed average cost of capital during the year ended December 31, 2022.

On initial recognition, the carrying value of the lease liability also included any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right of use assets were initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

●	lease payments made at or before commencement of the lease;

●	initial direct costs incurred; and

●	the amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset.

On March 30, 2021, the Company entered into a 10-year lease for 3,419 square meters (36,800 square feet) in Nisku, Alberta, Canada to house its ASAC manufacturing plant, ESAC pilot plant, research and development and operation.

13.	LEASE LIABILITIES (continued)

teams. In 2022, the total payments for both rent and operating costs in accordance with the lease were $415,430 ($82,175 in 2021).

On March 28, 2022, the Company entered into a 6-year lease for 588 square meters (6,326 square feet) in Calgary, Alberta, Canada to house its head office. In 2022, the total payments for both rent and operating costs in accordance with the lease were $Nil ($Nil in 2021).

On August 31, 2022, the Company terminated its short-term lease for its lab facility in Edmonton, in 2022, the total payments for both rent and operating costs in accordance with the lease were $36,470 ($67,409 in 2021).

As at December 31, 2022, the Company also made payments on short-term leases that have been expensed in the period incurred totalling $28,275 ($42,412 in 2021).

As at December 31,	2022	2021
Opening balance	$1,808,337	$63,051
Additions	480,574	1,889,038
Payments	(95,880)	(143,752)
Total lease liabilities	2,193,031	1,808,337
Less current portion	(28,513)	(43,701)
Non-current portion	$2,164,518	$1,764,636

Payment of principal amounts owing are scheduled as follows:

2023	$28,513
2024	125,631
2025	144,181
2026	266,026
2027 and thereafter	1,628,680
$2,193,031

The Company incurred $7,500 (2021 - $11,024) in low value lease expenses, $nil (2021 - $nil) in short term lease expenses, and $154,702 (2021 - $142,075) in interest expense related to lease liabilities.

14.	DUE TO SHAREHOLDERS

The amount of $170,000 due to shareholders is unsecured, bears no interest and has no fixed terms of repayment. The Company paid back $105,000 March 08, 2023. The balance of $65,000 will be repaid in full in 2023.

Below is the summary of amounts due to shareholders:

As at December 31,	2022	2021
1367054 Alberta Ltd.	110,000	-
Weixing Chen	60,000	-
	$170,000	$-

15.	RELATED PARTY PROMISSORY NOTES PAYABLE

In 2021, the Company issued separate promissory notes payable to companies owned or controlled by the Chief Executive Officer and one director of the Company. The notes bear an annual interest rate of 6% and 12% and are due on demand. During the year, Company paid total interest of $11,804 (2021-$48,339).

As at December 31,	2022	2021
Opening balance	$480,300	$600,000
Additions	-	230,300
Payments	-	(350,000)
Cancelled	(480,300)
	$-	$480,300

The promissory note was cancelled on May 27, 2022 and the holder used 100% of the proceeds to purchase the Company’s convertible debentures.

16.	CONVERTIBLE DEBENTURES

In 2021, AdvEn assumed $3,000,000 in United States dollars (“USD”) senior secured convertible debentures (“Note”) with an accompanying warrant for the purchase of common shares in the Company within 10 years (the “Warrant” and together the “Bridge Financing”). During the year ended December 31, 2022, the Company issued additional notes totalling USD$2,653,806 for a total amount issued of USD$5,653,806.

The Notes have variable maturity dates nine months from the date of issuance or 12 months if a Liquidity Event (defined below) is in process and contemplated. As at December 31, 2022, USD$3 million of the notes were in default. Among other negative covenants, Notes in default have an immediate increase in both principal and accrued interest of 20%; interest rate increases from 10% to 15% per annum to be paid monthly in cash; and holders are entitled to 5% of Company revenues until such time as the notes are converted or paid in full.

The notes may also mature through the occurrence of a public offering of common stock where the Company has a valuation of not less than USD$50 million, and results in the listing for trading of the common stock on the NYSE American, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange (“Liquidity Event”). The conversion price of the Notes is discounted from the share price for common shares at the Liquidity Event by 35%.

16.	CONVERTIBLE DEBENTURES (continued)

The Notes bear interest at 10% per annum payable upon maturity increasing to 15% if no Liquidity Event is in process or contemplated, or upon default. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding the intellectual property.

The Warrant will be issued to Note holders following the conversion of the Notes to common shares. Note holders have the right to purchase up to 50% of the number of common shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”). The purchase price of one common share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of common shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should the Company issue equity or equity-like instruments at a lower per share price than the Exercise Price. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event the Company sells more than 50% or more of its equities or assets. Warrants will not be issued if the Notes do not convert. There were no stock warrants granted nor exercised nor expired during the years ended December 31, 2022 and 2021.

The Bridge Financing is a compound financial instrument. The host liability is an obligation to pay the Company cannot avoid. However, the liability is in a currency other than the Company’s functional currency and does not meet the fixed-for-fixed repayment terms of a financial liability; it contains a non-separable derivative liability. The conversion feature, while also meeting the definition of a derivative, contains a settlement provision based on the occurrence of a Liquidity Event and dependent on the approval of the Company’s underwriter, the Securities and Exchange Commission (“SEC”) and one of the above noted stock exchanges. As the settlement provision is outside of the Company’s control, it forms part of the host liability.

The Warrant also contains a settlement provision that is outside of the Company’s control, however the contingent settlement provision is classified as equity.

The convertible notes contain a host liability, derivative liabilities and equity as distinct elements accounted for separately upon initial recognition. While the Bridge Financing Liability was recognized at the carrying value at the time of the Share Exchange with AdvEn Inc. and applied retrospectively, the Company applied its initial recognition for subsequent issues in 2022 at the time individual notes were issued.

Upon initial recognition, the Company first estimated the derivative liability of the currency exchange using the Black Scholes method of valuation with a single time for maturity as a call option using the following assumptions:

As at December 31,	2022	2021
Term	1	1
Volatility	6.11%	6.17%
Risk Free Rate	3-month T-bill rate	3-month T-bill rate
Dividend Yield	Nil	Nil
USD conversion rate	Rate at the time of initial recognition	Rate at the time of initial recognition

16.	CONVERTIBLE DEBENTURES (continued)

The Company calculated the present value of the host liability with the following assumptions as at December 31, 2022:

As at December 31,	2022	2021
Term	9-months – 1 year	1 year
Discount factor	15.00%	15.30%
Interest rate	10%	10%
USD conversion rate	1.3544	1.2678

The present value of the host liability upon initial recognition for the notes issued in 2022 was $2,790,440 (2021- $3,308,640). The remaining $498,843 (2021 - $1,379) was applied to equity.

Transaction costs are applied to the financial liability and equity and are amortized over the term of the liability. The amortized transaction costs are recorded in profit and loss.

Subsequently, the Notes were calculated at amortized cost as follows:

As at December 31,	2022	2021
Fair value of host liability	$7,866,323	$3,308,640
Derivative liability	57,838	124,318
Interest payable	647,567	11,668
Unamortized transaction costs	(68,327)	(275,950)
Convertible debentures – liability component	$8,503,401	$3,168,675
Equity component	$500,222	1,379

The principal amount of the liability includes the principal amount of $7,178,784 (2021 – $3,800,621), accrued interest of $647,567 (2021 – $11,668), deferred financing fees of $262,000 (2021 - $275,950) and default penalty amount of $839,040 (2021 -$Nil).

The liability component of the debenture was accreted to the face value of the debenture with a resulting charge to finance expenses. During the year ended December 31, 2022, the Company expensed $1,767,242 (2021 - $15,435) as accretion expense and $499,694 (2021 -$Nil) amortization of deferred financing fees.

The Company recorded $647,567 as accrued interest on the notes on December 31, 2022 (2021 - $11,668).

The derivative liability was calculated as follows:

As at December 31,	2022	2021
Opening balance	$124,318	$-
Initial recognition	88,879	121,705
Change in fair value	(155,359)	2,613
Convertible debentures – derivative liability	$57,838	124,318

17.	DEFERRED GOVERNMENT GRANTS

The Company has successfully been awarded two grants from two different government agencies to be applied to the construction of a 300 metric ton per year Commercial Demonstration plant project in Nisku, Alberta, Canada. As a result of technical improvements, the Company believes it can reach 400 metric tons with the same configuration. In aggregate the grants are worth $7,642,400. Below is the summary of the two grants received by the government:

(a)	Sustainable Development Technology Canada (“SDTC”)

On March 25, 2021, the Company signed a project funding agreement with SDTC. SDTC is a not-for-profit foundation for the purpose of fostering the development and adoption of technologies that contribute to Sustainable Development Technology infrastructure in Canada by contributing to the rapid development, demonstration and pre-commercialisation of technological solutions that address climate change, clean air, clean water and clean soil. The investment by SDTC will not exceed $3,850,000 which will be broken down into four milestones. SDTC further advanced an additional $192,400 for COVID relief for a total of $4,042,400. Request for all project payments must be remitted to SDTC on or before March 31, 2026 and the agreement does not include a defined completion date.

In the event of an overpayment, the Company may be obligated to repay some or all the grant and/or surrender it’s intellectual property to SDTC. Events of overpayment include:

●	Payment for a non-eligible cost as defined in the agreement;

●	The Company provides less funding than agreed in the budget;

●	SDTC’s contribution to the project exceeds 50% of project eligible costs;

●	The Company receives revenues from the sale of project assets during the period of funding including the sale of any capital item, intellectual property including exclusive licensing, and includes any sale and leaseback transaction; or

●	The Company pays dividends or makes distribution to its shareholders from Project revenues.

SDTC also has a 5-year reporting obligation whereby the Company may be required to provide access to SDTC of the Company’s books and records.

(b)	Alberta Innovates (“AI”)

On April 1, 2021, the Company signed an investment agreement with AI. As per the conditions of the investment agreement, the project has to be completed by July 1, 2022. If an unforeseen circumstance arises whereby, it is not possible to meet the deliverables set out in a particular Milestone, the Company can request an amendment to the Investment Agreement by contacting Alberta Innovates no later than two weeks prior to the next Milestone completion date. Changes may include, but are not limited to, the following: (i) an increase or decrease in the Investment associated with a particular Milestone, or the Project as a whole; (ii) a proposed change in the scope of the Project; (iii) a delay in the completion of a Milestone, irrespective of any impact on the Project Completion Date; (iv) a Change in Control of the Applicant(s); or (v) any other changes as determined by Alberta Innovates. The Company has entered into four (4) such amendments and as a result the project completion has been extended to December 31, 2023.

If the project is not completed by such date, AI may elect to terminate this investment agreement and the Company will be notified and AI will have no liability or obligation to reimburse the Company for any project cost incurred after the effective date of termination. The investment by AI will not exceed $3,600,000 in accordance of the investment agreement. The investment is broken into five milestones. Upon the execution of the investment agreement, AI will provide $2,000,000, and the remaining $1,600,000 will be provided at completion of each milestone.

17.	DEFERRED GOVERNMENT GRANTS (continued)

AI requires the Company to participate in annual surveys for a period of five (5) years following project completion. Failure to complete the survey will make the Company ineligible for future grants.

As of December 31, 2022, the Company has received $5,902,276 of which $2,308,930 was received in 2022 (2021 - $3,593,346). As this funding relates to a capital project that is still under construction and includes specific milestones, the amount specified for capital expenditures is recognized as a long-term liability until such as the milestones have been achieved or the asset is put to use as the case may be. At that point, the amounts will be recognized in profit or loss with consistent terms as the underlying asset is depreciated.

On February 24, 2023, the Company renegotiated the investment agreement with AI to have an extension on the completion date of the project, as a result, the project has to be completed by December 31, 2023.

Below is the summary of the deferred revenue:

Deferred government grants	SDTC	AI	Total
Total funds received	$1,448,346	$2,145,000	$3,593,346
Recognized in profit and loss	(291,358)	(425,235)	(716,593)
Balance December 31, 2021	1,156,988	1,719,765	2,876,753
Reclass	-	(15,000)	(15,000)
Additional funds received	1,153,930	1,170,000	2,323,930
Recognized in profit and loss	(279,541)	(373,657)	(653,198)
Balance December 31, 2022	2,031,377	2,501,108	4,532,485
Less current portion	(74,138)	(93,238)	(167,376)
Non-current portion	$1,957,239	$2,407,870	$4,365,109

18.	GOVERNMENT SUBSIDY

During 2022 and 2021, the Company received the following government subsidies.

(a)	Canada Emergency Business Account (“CEBA”)

CEBA is an interest free loan provided to small business and is partially forgivable. The Company received $40,000 in April of 2020 and of which $10,000 is the forgivable portion In March of 2021, Company received additional $20,000 and of which $10,000 is forgivable. The Company recognized of $4,650 (2021 - $2,376) as other income. In order for AdvEn to realize the forgivable portion, the remaining loan principal amount must be repaid by December 31, 2023.

(b)	Industrial Research Assistance Program (“IRAP”).

IRAP is designed to help Canadian businesses to accelerate the research and development projects of Canadian innovators. IRAP subsides 60- 80% of the labour cost. During 2022, the Company received $72,543 in wage subsidy from the program (2021 - $52,780).

(c)	Innovative Asset Collective (“IAC”).

IAC is an independent, membership based not-for-profit sponsored by the Canadian Government’s Department of Innovation, Science and Economic Development (“ISED”). This program requires a paid membership for Canadian businesses which then allows business to participate in the governance of IAC. The Company paid $15,000 for the yearly membership which allows Adven to receive grants of up to $15,000 towards legal fees relating to intellectual property and provides education, additional funding through its $800,000 grant pool, a market intelligence portal, and full access to the IAC’s patent portfolio. During the year, the Company received reimbursements of $30,000 which has been applied as an offset to the Company’s legal expenses.

19.	SHARE CAPITAL

Share capital is comprised of an unlimited number of common shares with no stated par value per share. All the common shares have the same rights in respect of the distribution of dividends and the repayment of capital. Each share confers the right to one vote at the annual general meeting.

On December 25, 2021, the Company undertook a reverse stock split of its shares on the basis of 1:0.6445 (see Note 5). As a result, the Company has applied the reverse stock split retrospectively to January 1, 2020, as presented in the Statement of Equity and the accompanying notes. Retrospective adjustments and retrospective restatements are not changes in equity, but they are adjustments to the opening balance of retained earnings and carried forward through the reporting period. During the year ended December 31, 2022, (2021 - 8,987,312 common shares issued) there were no additional shares issued or options exercised.

	Common shares
	Number of shares	Amount
Balance, December 31, 2020	23,762,688	$6,424,190
On March 22, 2021, issued a subscription agreement for 1,554,588 common shares for $0.05 per share	1,554,588	120,714
On September 2, 2021, issued a subscription agreement for 682,724 common shares for $0.05 per share.	682,724	52,857
Issued to Nano shareholders in reverse merger (Note 5)	6,750,000	652,200
Balance, December 31, 2021	32,750,000	$7,249,961
Balance, December 31, 2022	32,750,000	$7,249,961

Stock Options

The Company has a Stock Option Plan effective August 30, 2021 (the “Plan”). The Plan provides for the grant of stock options not to exceed 10% of the Company’s issued and outstanding common shares. Options are vested in accordance with the notation assigned at the time of issuance with the current options vesting in either two or three years from the grant date. All options expire a maximum of 10 years from the grant date or within 30 days of an employee’s departure from the Company. In the event of employee death, the options expire 12 months from the employee’s departure and in the event of termination for cause, any unexercised options immediately expire.

19.	SHARE CAPITAL (continued)

Stock option exercise price, in accordance with the Plan, is set by the Board of Directors and is based on the then fair value of the options. Vesting provisions are set by the Board of Directors at their sole discretion.

These terms remain consistent from the former stock option plan. A summary of the status of the Company’s stock options as at December 31, 2022 and 2021, and changes during the years then ended is as follows:

	2022		2021
As at December 31,	Number of Options	Weighted average price	Number of Options	Weighted average price
Options outstanding, beginning of the year	731,444	$0.30	41,892	$1.01
Granted	1,062,495	0.65	2,968,756	0.11
Exercised	-	-	(2,237,312)	(0.05)
Cancelled	(112,250)	(0.65)	(41,892)	(0.45)
Options outstanding, end of year	1,681,689	$0.50	731,444	$0.30

As at December 31, 2022, the Company has stock options outstanding and exercisable as follows:

Number of Options outstanding	Number of Options exercisable	Exercise price	Expiry date
150,000	118,750	0.50	01-May-31
581,444	290,722	0.50	24-Dec-31
950,245	184,770	0.65	10-May-32
1,681,689	594,242

20.	RESEARCH AND DEVELOPMENT

The Company is currently working on multiple research and development projects to deliver high-performance technology platform for converting hydrocarbon resources to non-combustion applications via superior performance, lower-cost and cleaner environmental impact. These projects are qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-55% refundable tax credits on eligible expenses. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology.

A summary of the expenses related to research and development projects follows:

For the year ending December 31,	2022	2021
Materials and supplies	297,105	91,951
Patents	35,329	144,981
Professional fees	57,284	83,455
Facility operating costs	117,243	78,482
Repair and maintenance	3,919	22,485
Salary and benefits	1,569,900	650,162
Utilities	39,883	8,968
Shipping	(154,108)	172,478
Travel and other costs	19,304	17,881
Total research and development	1,985,859	1,270,843
SR&ED credits	(983,293)	(1,027,544)
Research and development, net of SR&ED	$1,002,566	$243,299

During 2022 and 2021, the Company performed some testing which was billed to an unrelated third party. This income was recorded as a recovery of research and development expenses in the amount of $50,925 (2021 - $186,638).

21.	SALARIES AND BENEFITS

During the year ended 2021, the Company’s total payroll expenses were $749, 659 of $650,162 were related to SR&ED and was part of research and development costs. In 2022, Company had total payroll expense of $2,015,130 and of which $1,569,900 is part of research and development and $445,230 is over-head expenses.

22.	FINANCE EXPENSES

For the year ending December 31,	2022	2021
Interest related to lease liabilities	$154,703	$142,072
Interest related to convertible debenture	635,899	11,668
Interest related to other liabilities	31,527	116,040
Accretion	1,767,242	15,435
Amortization of deferred financing fees	469,624	9,953
Total finance expense	$3,058,995	295,168

23.	SHARE-BASED COMPENSATION

The Company issued stock options forming part of employee compensation in 2022 (see Note 17). The fair value of share purchase options is calculated as at the option grant’s effective date using a call option pricing model that takes into consideration certain assumptions on exercise price, market pricing, risk free interest rates, volatility and the expiry date of the option grant. Share-based compensation is amortized over the vesting period and recognized in profit and loss and accrued in equity. Upon exercise of the option, the exercise is recognized in cash and common stock.

As the Company is a private corporation preparing for a Liquidity Event, share purchase options may be exercised at any time once vested before or after there is a Liquidity Event. As such, the Company elected to use public market indicators for its fair value analysis and to calculate fair value using the binomial call option pricing model with the following assumptions:

●	Strike Price – Price of the share purchase option award in accordance with the Plan

●	Historical Price – Weighted average price of equity transactions made by willing and knowledgeable market participants during the prior two years ($3.35 per share in 2022; and $0.50 per share in 2021);

●	Volatility – the median volatility of a peer group of public companies selected in consultation with the Company’s bankers and consultants (2022 – 1.75 and 2021 - 1.16);

●	Risk Free Rate – One year treasury bill rate of the Bank of Canada (3.00% in 2022 and 0.75% in 2021); and

●	Term – The period from the date of grant to the expiry of the share purchase option (2022 - 10 years, 2021 – 10 years).

The fair value of each stock option award is estimated on the date of grant using a binomial option-pricing model based on the assumptions mentioned above.

During the year ended December 31, 2022, the Company issued 1,062,495 options of which 112,250 were cancelled and no options were exercised. The Company recorded $738,700 (2021 - $16,500) in share-based compensation related to the options granted under the plan and the unrecognized compensation of $572,284 is expected to be recognized over a weighted-average period of 3 years.

23.	SHARE-BASED COMPENSATION (continued)

Below is fair value of the outstanding stock options:

Grant Date	Fair value	Opening balance	Share-based Compensation realized	Balance
01-May-21	$66,000	$-	$16,500	$49,500
24-Dec-21	260,307	-	-	260,307
Total December 31, 2021	$326,307	$-	$16,500	$309,807

Grant Date	Fair value	Opening balance	Share-based Compensation realized	Balance
01-May-21	$66,000	$49,500	$46,996	$2,504
24-Dec-21	260,307	260,307	212,738	47,569
10-May-22	1,001,178	-	478,966	522,212
Total December 31, 2022	$1,327,485	$309,807	$738,700	$572,285

24.	INCOME TAX EXPENSE

The income tax provision differs from the amount that would be computed by applying the statutory rate of 23% (2021 – 23%). The reconciliation of the differences is as follows:

For the years ending December 31,	2022	2021
Loss before income tax	$(5,738,133)	$(3,174,075)
Statutory income tax rate	23%	23%
Expected income tax recovery	(1,319,770)	(730,037)

Change in enacted tax rates	-	-
Non-deductible expenses	451,926	27,412
Stock based compensation	169,901	351,309
Others	(337,301)	(150,697)
Deferred tax assets not recognized	1,035,244	502,013
Income taxes	$-	$-

The deferred tax assets and liabilities are attributable to the following:

As at December 31,	2022	2021
Non-capital loss carried forward	$3,599,058	$3,290,145
Capital assets	745,528	200,964
Lease liabilities	216,938	48,306
SR&ED credits	3,508,887	1,914,251
Others	340,891	396,169
Deferred income tax asset not recognized	(8,411,302)	(5,849,835)
Total deferred income tax asset	$-	$-

The Company has incurred losses of $3,599,058 for tax purposes which are available to reduce future taxable income. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses will expire between 2032 and 2041.

25.	NET LOSS PER SHARE

The calculation of loss per share for the year ended December 31, 2022, is based on a loss attributable to shareholders of the Company of $5,738,133 (2021 - $3,174,075). Nil Warrants (2021 – Nil) and 1,681,689 options (2021 – 731,444) were treated as anti-dilutive during the years ended December 31, 2022 and 2021.

For the years ending December 31,	2022	2021
Weighted average number of share outstanding:
Basic	32,750,000	25,585,032
Diluted	32,750,000	25,585,032
Loss per share	$0.18	$0.10

26.	SUPPLEMENTARY CASH FLOW INFORMATION

Cash generated from (used in) non-cash working capital comprises:

For the years ending December 31,	2022	2021
Accounts receivable	$333,050	$(347,617)
Prepaid expenses	(29,446)	29,137
Investments - GIC	(30,000)	-
Due from related parties	-	65,000
Investment tax credit recoverable	(983,293)	(826,693)
Accounts payable	2,245,499	1,411,690
Convertible Debenture - Interest	635,899
Due to shareholders	170,000	(86,957)
Deferred government grants	1,655,732	2,876,750
	$3,997,441	$3,121,310

For the years ending December 31,	2022	2021
Non-cash working capital generated from (used in)
Operating activities	$399,012	$2,356,250
Investing activities	3,598,429	765,060
	$3,997,441	$3,121,310

27.	RELATED PARTY TRANSACTIONS

(a)	Operating transactions

In addition to the amounts disclosed in notes 11 and 12, the Company had the following related party transactions:

During the year ended December 31, 2022, the Company entered into service agreement for engineering for management services with a company owned by the Company’s CEO. Fees paid during the year for the service agreement totaled $50,000 (2021-$325,000). The agreement was terminated as at February 28, 2022.

(b)	Key management compensation

Key management personnel are those persons responsible for the planning, directing and controlling the activities of the Company and includes both executive and non-executive directors. The Company considers all of its directors and executive management team members to be key management personnel.

Key management cash compensation comprises:

For the year ending December 31,	2022	2021
Salaries, bonuses and other benefits	$370,000	$130,516
Interest on promissory notes	11,804	48,339
Consulting fees	252,266	46,487
Non-cash compensation	280,573	1,527,427
	$914,643	$1,752,769

27.	RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from related parties

The Company has the following amounts due from related parties:

As at December 31,	2022	2021
Recoverable expenses from companies controlled by AdvEn shareholders	$39,019	$488,299
Demand note with entity controlled by a director	35,000	65,000
	$74,019	$553,299

All related party transactions are recorded at arms length. In determining the collectability of the amounts due from related parties, management assessed the financial strength, independence and reliance on the Company to repay the obligations and continue operations as a going concern. Each entity has it’s own management and operates independently of AdvEn and is operating independently. However, each related party is dependent on accessing additional funding and support from investors as they have no cash flow from operations with which to repay its debts.

The Company has therefore created an allowance for doubtful accounts in the amount of $74,019 (2021 - $ 553,266) to reflect the future collectability of these amounts. Subsequently, AdvEn received $477,946 from amounts owing in 2021 during the period preceding April 18, 2023.

(d)	Technology spin out

As of the spin out date, there are no assets, revenues or expenses related to the spin out business and the liabilities were monies owed to AdvEn for the period in between the spin out date and the effective date of the transaction (see Note 25c above). The licenses were issued in exchange for 26 million shares in Tangold Inc. (carbon fibre) and 26 million shares in AdvEn Solid Bitumen Inc. (together the “Spinout Companies”). As a result of this transaction, AdvEn was the sole shareholder of the Spinout Companies. No gain on this shareholder distribution of shares in the Spinout Companies was recorded and it was considered a capital transaction by the Company.

The board of directors of AdvEn subsequently issued a special dividend to the AdvEn shareholders distributing shares in the Spinout Companies pari pasu prior to the share exchange with AdvEn Inc.

Effective on May 30, 2022, AdvEn entered into an Amended and Restated Technology Acquisition Agreement with Tangold Inc. The amended agreement transfers the ownership of the underlying patent to Tangold Inc. Under the original agreement, Tangold held the exclusive rights to all carbon fibre related economic benefits from the technology and the Company did not expect any further residual economic value from the patent. In exchange for agreeing to the transfer, AdvEn received 1,150,500 shares of the authorized capital of the Company with an estimated value of $250,004. Transaction costs were borne by Tangold.

In determining the fair market value of the shares management assessed the financial strength, independence and reliance on the Company to meet its obligations and continue operations as a going concern. Tangold has it’s own management and operates independently of AdvEn and is operating independently. However, Tangold is dependent on accessing additional funding and support from investors as they have no cash flow from operations, and they are a private company with no evident plan for a liquidity event.

Upon initial recognition, the Company recognized the financial asset at the contractual cost of $250,004 and through fair value through other comprehensive income (“FVOCI”). Upon subsequent revaluation, the Company considered the asset and the probability for Tangold to create shareholder value, and elected to de-recognize the asset through FVOCI resulting the asset not being reported as at December 31, 2022.

27.	RELATED PARTY TRANSACTIONS (continued)

(e)	Financial guarantee

On or before November 29, 2021, AdvEn entered into an assignable share repurchase agreement (“By-back”) with a private investor) to repurchase 2,381,231 of the authorized share capital of AdvEn. A director of AdvEn also served as a director and officer of the private investor. Consideration for the shares was in the form of a $1.5 million cash payment and a $500,000 promissory note (the “Private Investor Note”). The transaction was contingent upon the completion of a share exchange agreement between AdvEn Industries and AdvEn Inc. which subsequently closed on December 24, 2021, the effective date of the Note. The Note was interest bearing at 10% per annum, subordinated to all other creditors of AdvEn.

At the time of closing, AdvEn assigned the By-back as follows:

●	For consideration of CDN$1 million, 1,190,615 shares to Canadian Nexus Team Ventures Corp. (“CNTV”). A former director of the Company also serves as a director for CNTV.

●	For a consideration of CDN$500,000 and assignment of the Private Investor Note, 1,190,615 shares to Ataraxi Holdings Corp. (“AHC”). AHC is materially controlled by a former director of the Company.

●	AdvEn remained liable for the one-time Interest payable of $50,000, and it was fully paid during the year.

AdvEn remained as a guarantor for the Private Investor Note in conjunction with AHC and a director of the Company.

The Company determined the guarantee did not meet the requirements of a financial liability; any outflow in settlement is remote; and did not require the recognition of a contingent liability. The guarantee was released on June 16, 2022.

(f)	Variable interest entities (“VIEs”)

The Company has many dealings with entities that are under common management and/or common directors.

The Company evaluated the transactions entered with Bitumen Universal Landing Corp, Tangold Inc, and Adven Solid Bitumen Solutions throughout all of 2022 and 2021, for all related party transactions within AdvEn, AdvEn does not meet any of the requirements of control.

28.	FINANCIAL INSTRUMENTS

The Company is exposed to various risks through its financial instruments and has a risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company’s risk exposure and concentration.

(a)	Fair value

Due to the short-term nature of cash and cash equivalents, accounts receivable, and accounts payable; the Company has determined that the carrying amounts approximate fair value. The carrying amounts of lease liabilities, due to shareholders, convertible debentures, and related party promissory notes payable also approximate their fair value as they were entered recently and interest rates have not changed materially during the period.

(b)	Credit risk

Credit risk is the risk of a potential loss to the Company if a lessee or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure is the carrying amount of cash and cash equivalents, accounts receivable (goods and services tax “GST” receivable and other accounts receivable) and net lease investment.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties in meeting its financial obligations as they come due. The table below summarizes the future undiscounted contractual cash flow requirements as at December 31, 2022 and 2021 for its financial liabilities:

As at December 31, 2022	Carrying amount	Contractual cash flow	Less than 12 months	1 – 2 years	2 – 3 years	Thereafter
Accounts payable	$4,217,675	$4,217,675	$4,217,675	$-	$-	$-
Lease liabilities	2,193,030	2,193,030	28,513	125,631	144,181	1,894,706
Convertible debentures	8,503,401	-	-	-	-	-
	$14,914,106	$6,410,705	$4,246,188	$125,631	$144,181	$1,894,706

As at December 31, 2021	Carrying amount	Contractual cash flow	Less than 12 months	1 – 2 years	2 – 3 years	Thereafter
Accounts payable	$1,820,764	$1,820,764	$1,820,764	$-	$-	$-
Lease liabilities	1,808,337	3,634,234	359,985	378,200	376,076	2,519,973
Related party promissory notes payable	480,300	537,936	537,936	-	-	-
Convertible debentures	3,168,675	-	-	-	-	-
	$7,278,076	$5,992,934	$2,718,685	$378,200	$376,076	$2,519,973

Management monitors and manages its liquidity risk through regular monitoring of its financial liabilities against the constraints of its available financial assets.

28.	FINANCIAL INSTRUMENTS (continued)

(d)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. The Company does not currently have significant direct exposure to any of these risk categories. Management believes the risk faced by the Company with regard to market risk is an acceptable risk faced in the ordinary course of business. General economic conditions globally, including relative strength of the Canadian dollar may adversely affect the value of the Company’s business and the value of its financial instruments.

(e)	Capital risk management

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern to provide returns and benefits to shareholders and to maintain an optimal capital structure to reduce the cost of capital and to meet minimum liquidity requirements. To maintain or adjust the capital structure, the Company may adjust the amount of capital returned to shareholders, issue new shares or debt, repurchase shares or sell assets.

The capital of the Company consists of shareholders’ equity. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. To manage the Company’s capital requirements, the Company has in place a planning and forecasting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s officers are responsible for managing the Company’s capital and do so through meetings and review of financial information. The Board is responsible for overseeing this process. As at December 31, 2022 and 2021, the Company is not subject to externally imposed capital requirements. There were no changes to management of capital from the prior year.

(f)	Regulatory risk

The Company operates in a stable industry that is maturing as it adapts to government regulations within Alberta, Canada. Any evolution, adoption, or change of rules and regulations could have significant impact on the Company’s operations. Regulatory risks include but are not limited to health and safety, environmental, hazardous material handling and disposal.

29.	SUBSEQUENT EVENTS

a.	On January 4, 2023, the Company received the federal portion of the SRED Claim in the amount of $649,405 which included interest of $9,484 on the claim amount of $639,921. The Provincial portion of the claim was received on March 3, 2023 in the amount of $389,737 which included interest of $2,114.

On June 26, 2023, the Company received the federal portion of the SRED claim in the amount of $701,795 which included interest of $5,458 on the claim amount of $696,337.

b.	On January 20, 2023, the Company filed a confidential draft prospectus Form F-1 with the Securities and Exchange Commission (“SEC”) in the United States expressly stating its intention to list at some time in the future on the Nasdaq Capital Markets (“Nasdaq”) and raise from USD$8-10 million through the issuance of its common shares.

The Company intends to undertake a reverse split of its shares in an amount yet to be determined, in order to reach the per share price required by Nasdaq and the minimum capitalization requirements. Applied retrospectively, a reverse split will increase the Company’s loss per share. The Company has received correspondence from the SEC and filed an amended Form F-1 on March 14, 2023 and is preparing to respond to additional comments received March 31, 2023 which will include these financial statements.

c.	On March 15, 2023, the Company received an advance payment of $325,000 from Alberta Innovates representing the final payment under its grant commitment. In the event the Company is unable to fully commission, or has not made significant progress on, its Nisku plant on or before June 30, 2023, the Company may be required to repay this amount.

d.	On or before April 18, 2023, the Company received payment of $477,946 for amounts owed to AdvEn by Tangold Inc. The amount owing of $488,299 was written down in 2021 in an allowance for doubtful accounts.

e.	The board approved issuance of 4000 Series A Preferred shares with offering price of US$1,000 per Series A Preferred Share with 18% dividend per annum payable upon the occurrence of liquidity event.

The Series A Preferred Shares will automatically convert into Conversion Units upon the occurrence of a Liquidity Event. The number of Conversion Rights issued will equal the Liquidation Preference, divided by the Conversion Price, where:

i.	The Liquidation Preference equals the sum of the Liquidation Preference Base Amount of US$1,000 per whole Series A Share plus an amount equal to any accrued but unpaid dividends on the Series A Preferred Shares to the date of conversion, and

ii.	The Conversion Price equals the offering price paid in the Liquidity Event, multiplied by a discount factor equal to 0.65.

Each Conversion Unit will consist of one common share of the Corporation (a “Conversion Share”) and one common share purchase warrant of the Corporation (a “Warrant”). Each Warrant will entitle the holder to purchase one additional common share of the Corporation (a “Warrant Share”) at an exercise price equal to the Conversion Price for a five-year term from the date of issuance.

The holders of Series A Preferred Shares will not have voting rights, except in limited circumstances where the rights of the Series A Preferred Shares are impacted.

●	On June 16, 2023, the Company issued 200 Series A convertible Preferred Shares for total proceeds of USD $200,000.

●	On June 29, 2023, the Company issued 1000 Series A convertible Preferred Shares for total proceeds of USD $1,000,000.

f.	On August 18, 2023, the company’s facility in Nisku was flooded due to sever thunderstorm. The company has filed an insurance claim for the damages caused by the flooding. The flooding will not impact the scheduled commissioning, but the estimated damages to the facility are $300,000.

Common Shares

AdvEn Inc.

PRELIMINARY PROSPECTUS

Spartan Capital Securities, LLC

             , 2024

Until and including         , 2024 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the Common Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2024

Common Shares

AdvEn Inc.

This prospectus relates to the resale of                 shares of common shares, no par value (“Common Shares”), by the selling stockholders (the “Selling Stockholders”) of AdvEn Inc., consisting of (i)               shares of Common Shares to be issued upon conversion of convertible notes immediately prior to the consummation of the initial public offering, (ii)                  shares of Common Shares to be issued upon conversion of Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering and (iii)                                shares of Common Shares issuable upon the exercise of warrants, which consist of warrants that are to be issued upon conversion of the convertible notes and Series A Convertible Preferred Shares immediately prior to the consummation of the initial public offering. We will not receive any proceeds from the sale or other disposition of shares by the Selling Stockholders. For additional information regarding the warrants, please see “Description of Securities—Warrants” beginning on page 99 of the public offering prospectus.

Prior to the initial public offering, there has been no public market for our Common Shares. We have applied to list our Common Shares for trading on the NYSE American LLC (“NYSE American”) under the symbol “ADVEN.” There is no guarantee or assurance that our shares of Common Shares will be approved for listing on the NYSE American. This offering is contingent upon receiving approval of our listing from the NYSE American and the closing of our initial public offering. We will not receive any proceeds from the sale of shares by the Selling Stockholders.

Any shares sold by the Selling Stockholders until our Common Shares are listed on an established public trading market will take place at $           per share, which is the per share offering price we are selling in our initial public offering. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

A group consisting of our current officers and directors and a former officer has voting control over approximately 67.38% of our outstanding voting stock and assuming the group agrees to vote their shares together with regard to the election of directors, we are deemed a “controlled company” under NYSE American Company Guide Section 801(a). For so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of the NYSE American.

On             , 2024, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to our initial public offering of Common Shares, was declared effective by the Securities and Exchange Commission (the “SEC”). We received approximately $                million in net proceeds from the offering (assuming no exercise of the underwriters’ over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

Investing in our Common Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 of the primary offering prospectus contained in the registration statement of which this prospectus forms a part, to read about factors you should consider before buying our Common Shares.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2024

PROSPECTUS SUMMARY

The following summary is qualified its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Common Shares, discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes, before deciding whether to invest in our Common Shares. As of December 31, 2022, and again on June 30, 2023, our working capital was negative, our products have not been completed for commercialization to date and there is substantial doubt as to our ability to continue as a going concern.

Overview

We are an emerging growth company located in Alberta, Canada. We have not earned revenues from our operations. We have completed construction of our initial production plant for the commercial production of advanced super activated carbon (“ASAC”) products in the fourth quarter of 2023. Plant commissioning is underway as of the date of this prospectus and we plan to commence commercial production in the first quarter of 2024, however we have not yet completed any sales of our ASAC products. Further, while we have entered into letters of intent for the sale of our ASAC products, we do not have any binding commitments for the purchase of our ASAC products as of the date of this prospectus. Accordingly, there is substantial doubt as to our ability to continue as a going concern even after accounting for the proceeds of this offering.

Through our wholly owned Alberta, Canada subsidiary, AdvEn Industries Inc. (“AdvEn Industries”), we are engaged in research, development and commercialization of ASAC and dry electrode super adhesive coating (“ESAC”) technologies derived from refinery residues and heavy asphaltenes – the non-volatile components of crude oil. Our products are used for various industrial and commercial applications with improved technical performance to other products currently available on the global market. We convert asphaltenes into non-combustible products thereby diverting them from traditional waste streams such as fuel oil manufacturing, coking for steel and other heavy greenhouse gas emitting uses. The plant, located in Nisku, Alberta, is expected to produce up to 400 metric tons per year. We have sufficient plant space and, with proceeds from this public offering, could increase our capacity to up to 800 metric tons and, with a subsequent financing after this public offering, increase from up to 800 metric tons to up to 1,200 metric tons. ASAC is primarily used in super capacitor manufacturing, pharmaceutical manufacturing, industrial manufacturing, liquid and air purification, environmental protection and food and beverage production.

We also commenced work on an ESAC pilot study in 2023. The project is a pilot study intended to show at a small scale, the methods and procedures to be used in a larger scale commercial facility in the production of dry electrodes. The project is expected to span approximately 12 months and conclude in the fourth quarter of 2024. During the pilot, we plan to construct a clean room, deploy approximately $1.3 million in existing custom designed capital equipment and test our production methods for both super capacitor electrodes and metal ion electrodes. The pilot study is intended to demonstrate the commercial viability for the electrode coating in super capacitors and lithium-ion batteries using small scale commercial equipment already purchased by us for this purpose. This ESAC pilot study will be located within our ASAC manufacturing plant in Nisku. ESAC electrodes are commonly referred to as “dry electrode” technology by the super capacitor and battery industries and offer simplified manufacturing, lower capital and energy costs and enhanced performance attributes.

Located in Alberta, Canada, our offices and manufacturing facility are in close proximity to several refineries where we source our primary raw materials. Additional chemical compounds used in our proprietary manufacturing systems are sourced locally, within North America and internationally depending on price, availability and delivery times.

We will produce ASAC that is within customer specifications for the intended purpose of the final product. We will initially sell ASAC to customers who are primary manufacturers or original equipment manufacturers (“OEMs”) producing sub-components for our target industry applications and initially to customers located in the People’s Republic of China (“PRC”) and within North America. We are presently pursuing contracts with customers for our ASAC products as we commission our ASAC plant.

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We have funded our operations to date in part through funds received from the receipt of grants and subsidies. We have received grants from Sustainable Development Technology Canada (“SDTC”) and Alberta Innovates (“AI”) in the amounts of $4.04 million (approximately USD$3.0 million)1 and $3.6 million (approximately USD$2.7 million)1, respectively. The proceeds from these two grants have been applied to partially finance our capital expenditures at our Nisku plant. In 2022, we received approximately $2.6 million in grants (approximately USD$1.9 million)1 and $3.6 million in grants in 2021 (approximately USD$2.8 million).2

As part of our financing efforts, we have also received $7.66 million (USD$5.7 million)1 through the issuance of a convertible debenture with multiple closings spanning 2021 and 2022.

On June 9, 2023, our Board approved the issuance of up to USD$4 million in Series A Convertible Preferred Shares (the “Series A Preferred Shares”) with a paid-in-kind dividend rate of 18% and a mandatory conversion to units immediately prior to the closing of our initial public offering. As of the date of this prospectus, we have issued a total of 1,200 Series A Preferred Shares for USD$1.2 million (approximately $1.59 million).3 Each of the units to which the Series A Preferred Shares will convert into immediately prior to the closing of the initial public offering includes one share of Common Share and one warrant to purchase one share of Common Share. The shares of Common Shares that are part of the units issuable upon the conversion of the Series A Preferred Shares and the shares of Common Shares that are issuable upon exercise of the warrants that are part of the units issuable upon the conversion of the Series A Preferred Shares are being registered in this prospectus.

Since inception, we have received approximately $8.8 million in share capital (approximately USD$6.65 million).3

We are currently engaged in multiple research and development projects to deliver high-performance technology for converting hydrocarbon resources to non-combustion product applications with superior performance attributes, lower-cost and reduced environmental impact to other asphaltene uses and to other companies producing activated carbon from organic sources such as wood, coconut husks and others. The research and development projects have to date been qualified under the Scientific Research and Experimental Development Tax Incentive (“SR&ED”) program administered by the Government of Canada. SR&ED credits are available to Canadian controlled private corporations and provide from 15-35% refundable tax credits on eligible expenses and from 8-20% in Alberta. Upon completion of a public listing, we will no longer qualify as a “Canadian controlled private corporation” and our ability to recover research and development expenses will be impacted. Once we cease to be a “Canadian controlled private corporation,” the Canadian federal portion of the SR&ED credit will be capped at 15% of eligible expenses and will no longer be refundable in the form of cash, but instead will be applied against taxable earnings. The Alberta portion of the SR&ED credit is capped at 8% for companies with a Taxable Capital Employed in Canada (“Taxable Capital”) below $10 million and a declining balance on Taxable Capital between $10 million and $40 million. We do not expect to benefit from the Alberta tax credit following a public listing. The change in status from a private to a public company will not affect prior claims. The program applies to basic research, applied research or experimental development used to gain new knowledge or undertake a systematic understanding in a field of technology. As of December 31, 2022, we are eligible for approximately $983,000 ($1.03 million in 2021) (approximately USD$726,000 in 20221 or USD$812,000 in 20212), in SR&ED credits which we applied as an offset to our research and development (“R&D”) expenditures. In 2022, we invested $2.0 million in R&D ($1.3 million in 2021) (approximately USD$1.5 million in 20221 or USD$1.0 million in 20212). We received additional subsidies totaling approximately $100,000 in 2022 ($100,000 in 2021) (approximately USD$74,000 in 20221 and USD $79,000 in 20212). As of December 31, 2022, we have invested approximately $12.5 million (approximately USD$9.2 million)1 into the development of our ASAC and ESAC technologies, incurred a $2.2 million (approximately USD$1.6 million)1 lease liability at the Nisku Plant and expensed $1.9 million (approximately USD$1.4 million)1 in research and development ($1.3 million in 2021 or approximately USD$1.0 million in 2021)2 in support of commercializing our technologies. As of the date of the prospectus, we have completed our first commercial ASAC plant and expect to be fully commissioned by the first quarter of 2024. The total capital budget for the project is approximately $16.1 million (approximately USD$12.2 million).3 ESAC has advanced to the study stage where we intend to show at a small scale, the methods and procedures to be used in a larger scale commercial facility in the production of dry electrodes. The pilot study is designed to produce up to 15 meters per minute of electrode film once operational. The overall project budget for the ESAC pilot study is approximately $5.7 million (approximately USD$4.3 million)3, as of the date of this prospectus. On July 12, 2023, the Alberta Government announced AdvEn Industries as the recipient of a $2 million non-repayable grant (approximately USD$1.5 million)3 for the development of our pilot study for ESAC.

We have also been engaged in providing technical services to customers within Canada providing analysis and feasibility of various uses for refinery residues and the viability of these waste streams for activated carbon production using our proprietary technologies. We consider such contracts as an extension of our own internal R&D and have therefore accounted for them as an offset to direct R&D expenditures. We expect to continue to provide similar technical services to our customers if requested. In 2022, we received $51,000 (approximately USD$38,000)1 ($187,000 in 2021 or approximately USD$147,000 in 2021)2 in contract R&D services.

Our working capital was negative as of June 30, 2023, December 31, 2022 and December 31, 2021. We used the obtained grant monies to invest in constructing and commissioning our Nisku plant and our ESAC pilot study. We are addressing our negative working capital through careful planning, aimed at balancing our goals to commission our Niksu plant and complete our ESAC pilot study with the need for financial sustainability. Our strategy includes, among other things, enhancing our technical services that we provide, securing additional funding after this offering and transitioning from a grant-funded research phase to generating revenue through commercial operations.

[1]	Based on the CDN-USD exchange rate of 1.3544 on December 30, 2022.
[2]	Based on the CDN-USD exchange rate of 1.2678 on December 30, 2021.
[3]	Based on the CDN-USD exchange rate of 1.3242 on June 30, 2023.

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Competitive Strengths

We plan to compete with our differentiated products both in the high quality super activated carbon industry and in the electrode coating business. Once our products are fully commercialized, we believe our business technology forward business model will allow us to capture market share in currently under-served or high growth markets where competitors have been slow to develop new technologies and capacity. For example, we believe the market for super capacitors will triple in the next several years opening up a significant opportunity for the production of super capacitor grade super activated carbons. In addition, we plan to alternatively partner with competitors and/or customers in the form of joint project development and similarly to license our technologies to third parties. In other words, we plan to enter a premium industry niche with our super activated carbon technology while our dry electrode technology is expected to create licensing and joint venture opportunities with existing manufacturers – generating revenue and “pulling-through” super activated carbon sales as an integral raw material in super capacitor electrode manufacturing. We believe that the following competitive strengths will contribute to our success and will differentiate us from our competitors:

●	proprietary, advanced and transformational technology; nimble internal R&D team; and technical flexibility (we are not constrained by legacy technologies in use since 1965);

●	strategically placed facilities near our raw materials suppliers reducing supply and logistics costs such as near heavy oil refineries in Alberta, United States, Europe and Asia;

●	counter cyclical margins to our supply of raw materials (i.e., as oil costs decline in the new economy, our margins increase);

●	high gross profit at scale making us less susceptible to downward price pressure from incumbents;

●	high-quality asphaltene source material;

●	significantly lower greenhouse gas profile and sustainability attributes than competitors; and

●	strong board, advisory, management and professional team with extensive industry experience.

Our ASAC will backfill increased demand over the next few years with estimates of a market shortfall of from 50,000-60,000 metric tons of high grade activated carbon over the next few years. We will be competing with major industry incumbents such as Japan based Kuraray Co., Ltd. but focused on a high value market niche as noted above.

Intellectual Property

Our intellectual property currently includes: (i) three patents; (ii) derivative technologies and trade secrets; and (iii) one trademark application for the Wordmark “AdvEn” in Canada and the U.S. filed on June 10, 2022.

On May 29, 2017, we filed for international utility patents for Activated Carbons with High Surface Areas and Methods of Making Same; the patent underlying our ASAC product. The patent describes how activated carbons with high surface areas can be produced through the synergistic activation at high temperatures using a predetermined combination of chemical activation agents. While most activated carbons are manufactured using either a high temperature system or a chemical activation agent, ASAC is manufactured using a hybrid of both methods. This patent has been granted in the United States, Europe, Saudi Arabia, India, Japan, Korea and the PRC. We retain all trade secrets associated with this patent. This patent group expires 20 years from the date of filing on May 28, 2037.

On October 11, 2017, we filed for international utility patents for Conductive-Flake Strengthened, Polymer Stabilized Electrode Composition and Method of Preparing, the patent underlying our ESAC dry electrode pilot study. The patent describes the fabrication of an electrode film with a high tensile strength and low electrical resistance using conductive flakes to strengthen polymer stabilized particle electrodes. While most electrode films are manufactured using an expensive and energy intensive wet slurry method and are limited to a single pass through the coating equipment, ESAC uses a dry method of coating which reduces the capital expense, the physical footprint of manufacturing facilities and energy consumption. This patent has been granted in the United States, the PRC, Japan and Korea. This patent group expires 20 years from the date of filing on October 10, 2037.

We are a member of the Innovative Asset Collective (“IAC”), an independent, membership based not-for-profit selected by the Canadian Government’s Department of Innovation, Science and Economic Development to assist Canadian small and medium-sized enterprises in the data driven cleantech sector with their intellectual property needs. IAC provides Canadian businesses with intellectual property education and funding for trademark prosecution, patent filing, drafting, intellectual property consultation with law firms, software tools required to monitor existing intellectual property and various other intellectual property related expenses. IAC also provides intellectual property insurance which covers up to $500,000 for the enforcement of our intellectual property and up to $1 million to defend our patents and trademarks.

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Growth Strategies

Our goal is to build a global technology leading company based on the development of advanced carbon-centric technologies with positive sustainability attributes. Accomplishing this goal requires the successful implementation of the following growth strategies:

●	commission the Nisku plant, commence commercial production of our ASAC products, demonstrate the consistency of our batch production system, increase the ASAC production capacity and establish additional ASAC facilities;

●	complete the ESAC pilot study in order to accelerate the product development cycle of ESAC, establish relationships with key manufacturers and OEMs, and expand ESAC’s application to automotive batteries as well as supercapacitors;

●	establish and grow our customer base;

●	focus on products and innovations with growing demand; and

●	explore new business opportunities and research technologies related to the electrode and activated carbon industries.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

●	full commercialization, the Nisku plant may not produce super activated carbon in the quantities, quality or with the specifications required by prospective customers;

●	an interruption of supply or increases in the prices of raw materials;

●	our reliance on a small number of major customers;

●	our reliance on a limited number of suppliers;

●	any future outbreak of variants and subvariants of the virus that causes the coronavirus disease 2019 (“COVID-19”) or similar outbreaks;

●	uncertainties as to the future of existing and planned environmental and health and safety laws and regulations;

●	timeliness and ability to implement new and advanced technologies;

●	a failure to protect our intellectual property rights; and

●	the effects of intense competition.

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See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Our wholly owned subsidiary, AdvEn Industries Inc., was incorporated under the Alberta Business Corporations Act (the “ABCA”) on October 1, 2011.

On December 25, 2021, AdvEn Industries undertook a share exchange with AdvEn Inc. whereby 100% of the then-issued shares in AdvEn Industries were exchanged by the then-shareholders of AdvEn Industries for shares in the Company on a share-for-share (1-1) basis. At the time of the exchange, the Company existed under the Business Corporations Act, British Columbia, Canada (the “BCBCA”) under the name “Nano Innovations Inc.” The transaction has been accounted for as a reverse merger. AdvEn Industries was the acquiring entity for accounting purposes. The transaction was accounted for using the purchase method of accounting and was a recapitalization of the Company’s capital structure. This resulted in the Company being the legal acquirer of AdvEn Industries.

The Company subsequently continued from the BCBCA to the ABCA on July 27, 2022 and, concurrent with the continuation, changed its corporate name from “Nano Innovations Inc.” to “AdvEn Inc.”

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this prospectus:

For a more detailed description of our history and a diagram that illustrates our current corporate structure as of the date of this prospectus, see “Corporate History and Structure.”

Recent Developments

Emissions Reduction Alberta Grant

On July 12, 2023, the Alberta Government announced that AdvEn Industries Inc., our fully owned subsidiary, has been awarded up to $2 million (approximately USD$1.5 million)3 in the form of a grant, paid in arrears, in support of our ESAC pilot study. This represents 35% of the overall pilot study budget and is released based on the delivery by the Company of five (5) pre-defined milestones including: (i) Production Line Setup; (ii) Super Capacitor Electrode Production; (iii) Lithium Ion Anode Production; (iv) Lithium Ion Cathode Production; and (v) Dry Electrode Validation, Front-end Engineering Design for a commercial plant, and the delivery of letters of intent from prospective customers and/or commercial partners. The final agreement will be completed on or December 31, 2024, and may be subject to change. To date, we have invested $1.3 million (approximately USD$982,000)3 into equipment to be solely utilized for the ESAC pilot study.

[3]	Based on the CDN-USD exchange rate of 1.3242 on June 30, 2023.

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Series A Convertible Preferred Shares

On June 9, 2023, our Board approved the formation and issuance of up to USD$4 million in Series A Convertible Preferred Shares with a paid-in-kind dividend rate of 18% and a mandatory conversion to units immediately prior to the closing of the initial public offering of the Company on the NYSE American or such other major transaction on an accredited stock exchange. The Series A Preferred Shares convert into units, with each unit consisting of one share of Common Share, the conversion price of which is equal to 65% of the initial public offering price, and one warrant to purchase one share of Common Share at the conversion price. As of the date of this prospectus, we have issued a total of 1,200 Series A Preferred Shares for USD$1.2 million (approximately $1.6 million).3 The shares of Common Shares that are part of the units issuable upon the conversion of the Series A Preferred Shares and the shares of Common Shares that are issuable upon exercise of the warrants that are part of the units issuable upon the conversion of the Series A Preferred Shares are being registered in this prospectus.

Series B Convertible Preferred Shares

On December 21, 2023, our Board approved the formation and issuance of up to USD$8.0 million in Series B Convertible Preferred Shares with a mandatory conversion to common shares at the initial public offering of the Company on the NYSE American or such other major transaction on an accredited stock exchange. The Series B Preferred Shares convert to common shares at a 25% discount to the initial public offering price. Interest will accrue on the Series B Preferred Shares at the rate of 18% per annum, which will be paid on completion of the initial public offering by the issuance of additional Common Shares at the 25% discount to the initial public offering price. As at the date of this prospectus, we have not issued any Series B Preferred Shares.

Continuation, Name Change and Quorum

On July 18, 2022, our shareholders approved a motion to continue and change the jurisdiction of the Company from British Columbia, Canada to Alberta, Canada and change the Company’s name from “Nano Innovations Inc.” to “AdvEn Inc.” with a corresponding adoption of bylaws (“Bylaws”) which include, among other things, an increase to the quorum requirements for shareholder’s meeting to 33 1/3% of shareholders present and entitled to vote at the meeting. The change was undertaken primarily to ensure the Company provided a diligent framework of governance that is similar to U.S. companies and to simplify and support the Company’s brand identity as AdvEn™.

Reverse Split

In connection with this offering, we intend to effect a reverse split prior to the date of effectiveness of the registration statement of which this prospectus forms a part. On July 18, 2022, our shareholders approved the consolidation of the Common Shares at a consolidation ratio as required to enable the listing of the Common Shares on a national stock exchange, which shall be between 1:1 and 1:10, with the final ratio to be determined by the Board as necessary to meet the listing requirements of the NYSE American. The Board intends to approve a reverse split of the Common Shares at a ratio between 1:1 and 1:10. On          , 2024, the Board approved a reverse split of the Common Shares at a ratio of 1:       . Unless otherwise indicated, all references to Common Shares, options to purchase Common Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the reverse split of our Common Shares as if it had occurred at the beginning of the earlier period presented.

Convertible Notes

On November 25, 2022, we concluded our offering of secured convertible notes (the “November 2022 Notes”) in which Spartan Capital Securities, LLC served as the sole placement agent, of which Spartan Capital Securities, LLC placed a total of USD$475,000 (approximately $629,000)3 in convertible notes. From May 2022 through November 2022, we issued and sold secured convertible notes (the “Notes,” which includes the November 2022 Notes) for aggregate proceeds of USD$1,408,597 (approximately $1.9 million)3, inclusive of the USD$475,000 in convertible notes that Spartan Capital Securities, LLC placed, under the same terms as our previously issued convertible notes. We paid Spartan Capital Securities, LLC a total of USD$11,500 (approximately $15,200)3 in cash as the only compensation paid in connection with the closing of this offering.

[3]	Based on the CDN-USD exchange rate of 1.3242 on June 30, 2023.

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The Notes mature on the earlier of nine (9) months following their issuance or upon the occurrence of the public offering of Common Shares of not less than USD$50 million, resulting in the listing for trading of the Common Share on the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market or the New York Stock Exchange (“Liquidity Event”). The Notes may be extended by three (3) months if a Liquidity Event is in process and contemplated. The conversion price of the Notes is discounted from the share price for Common Shares at the Liquidity Event by 35%. This offering constitutes a Liquidity Event under the terms of the Notes. Conversion of the Notes is at the option of the holder, and the Notes will not automatically convert in connection with the closing of this offering.

The Notes bear interest at 10% per annum payable upon maturity increasing to 15% if no Liquidity Event is in process or contemplated or in the event Notes are not converted or repaid within the term plus the extension period. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding our intellectual property. In the event of default, the Notes also incur default interest and principal in the amount of 20% of the carrying amount of the Note at the time of default.

A warrant to purchase Common Shares (“Warrant”) will be issued to Note holders following the conversion of the Notes to Common Shares at the Liquidity Event. Note holders have the right to purchase up to 50% of the number of Common Shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”), which will be equal to 100% of the public offering price of the Common Shares. The purchase price of one Common Share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of Common Shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should we issue equity or equity-like instruments at a lower per share price than the Exercise Price. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event we sell more than 50% or more of our equities or assets. Warrants will not be issued if the Notes do not convert.

In order to modify or amend the note agreements, we require consensus of holders of the Convertible Notes holding at least 66 2/3% of the principal amount of the Convertible Notes. As of the date of this prospectus, holders holding at least 41% of the principal amount of the Convertible Notes have approved the amendment.

The face value and timing for our outstanding Notes are as follows:

Date Issued	Amount ($US)	BOC* Exchange at issuance date	Amount (CDN$)*	First Maturity Date	Extended Maturity Date
December 22, 2021	3,000,000	1.2865	3,859,500	September 21, 2022	December 21, 2022
January 14, 2022	1,500,000	1.2545	1,881,750	October 13, 2022	January 13, 2023
May 27, 2022	391,051	1.2502	488,892	February 26, 2023	May 26, 2023
September 9, 2022	475,000	1.3035	619,163	June 8, 2023	September 8, 2023
September 12, 2022	100,000	1.2980	129,800	July 11, 2023	September 11, 2023
October 17, 2022	100,000	1.3730	137,300	July 16, 2023	October 16, 2023
November 25, 2022	25,000	1.3377	33,442	August 24, 2023	November 24, 2023

*	Converted from United States currency to Canadian dollars as at the date of issue using Bank of Canada daily exchange rates (https://www.bankofcanada.ca/rates/exchange/daily-exchange-rates/).

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As of this prospectus date, AdvEn was in default on all of the Notes. On July 5, 2023, AdvEn proposed to its Note holders the following extension provisions:

●	issue additional shares of Common Shares equal to 25% of the conversion amount using a conversion price equal to 100% of the initial public offering price of the Common Shares immediately prior to the closing of this offering;

●	extension of the Convertible Notes to March 31, 2024 to the benefit of AdvEn; and

●	an increase in the borrowing limit from USD$200,000 to USD$2 million to the benefit of AdvEn.

We intend to establish lending facilities guaranteed against its income tax credits for short-term working capital.

We further introduced a form of “leak out” agreement from our underwriters that limits note holder trading activities following an initial public offering. The leak out agreement restricts trading to 5% of the average five days prior trading volume for the first 30 days, and 10% for the next 150 days and with no restrictions thereafter. As of the date of this prospectus, holders holding at least 41% of the principal amount of the Convertible Notes have approved the amendment.

Summary of Risks Factors

The following summarizes the principal factors that make an investment in our Company speculative or risky, all of which are more fully described in the section below titled “Risk Factors.” This summary should be read in conjunction with the section below titled “Risk Factors” and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results and prospects, among other impacts:

●	We have incurred losses in every year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, which could harm our business and future prospects;

●	Agreements with governmental entities and non-profit foundations could expose us to significant obligations and limitations on our intellectual property rights. In the event of default of our contract with SDTC, we may be required to surrender our ASAC Project Intellectual Property to the government of Canada and enter into a non-exclusive license for our ASAC background intellectual property with Canada. We may also be required to repay some, all or up to 10% more than the grants received in the event of default as defined within these various agreements;

●	We may not be able to produce super activated carbon in the quantities, of the quality or with the specifications required by the Company’s prospective customers;

●	We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it;

●	If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer;

●	We will require substantial additional capital to finance our operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our drug development programs, commercialization efforts or other operations;

●	We have concluded that we do not have sufficient cash to fund our operations through 12 months from the issuance date of our consolidated financial statements, and as a result, there is substantial doubt about our ability to continue as a going concern;

●	We may not be able to manage our growth;

●	We operate in a highly competitive industry;

●	We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

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●	Global economic conditions may have a material adverse effect on our business, financial condition and results of operations;

●	Construction may interfere with our operations;

●	We may infringe on or violate the intellectual property rights of others;

●	If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed;

●	The price of our stock may be volatile, and you could lose all or part of your investment;

●	Substantial amounts of our outstanding Common Shares may be sold into the market when lock-up or leak out periods, as applicable, end. If there are substantial sales of our Common Shares, the price of our Common Shares could decline;

●	We may experience difficulties with our internal systems and controls during periods of growth; and

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in Canada.

Corporate Information

Our principal executive offices are located at Suite 2320, 140 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, and our telephone number at that address is (587) 330-9051. ASAC manufacturing, the ESAC pilot lab and clean room, research and development and main operations team are located at our 36,000 sq. ft. facility located at Unit 300, 3615 – 11th Street, Nisku, Alberta, T9E 1C6.

Our website address is www.adveninc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. You should rely only on the information contained in this prospectus when deciding as to whether to invest in the Common Shares.

Environmental Regulations

Our operations are subject to local, provincial and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than USD$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are eligible to utilize the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the assessment of our internal control over financial reporting, which would otherwise be applicable beginning with the second annual report following the effectiveness of this registration statement;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Alt-9

We will remain an emerging growth company until the first to occur of (i) December 31, 2029, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least USD$1.235 billion or (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds USD$700 million as of the last business day of the second financial quarter of such financial year; or, if it occurs before any of the foregoing dates, the date on which we have issued more than USD$1 billion in non-convertible debt over a three-year period.

We have elected to utilize certain of the reduced disclosure obligations in this prospectus and may elect to utilize other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board (“IASB”) as adopted by Canada.

Foreign Private Issuer

We qualify as a “foreign private issuer” under U.S. securities laws. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from compliance with certain laws and regulations of the SEC, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K, upon the occurrence of specified significant events.

As a foreign private issuer, we are also permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the NYSE American for U.S. domestic issuers. While we intend to follow most NYSE American corporate governance listing standards, we intend to follow Canadian law for certain corporate governance practices in lieu of NYSE American corporate governance listing standards as follows:

●	exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the Board; and

●	exemption from the NYSE American corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American corporate governance listing standards, as permitted by the foreign private issuer exemption.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE American corporate governance rules and listing standards.

Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Alt-10

We may utilize these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.

Controlled Company

Our current officers and directors and a former officer have voting control over approximately 69% of our outstanding voting stock. To the extent that these officers and directors and former officer agree to vote their shares together with regard to the election of directors, we will be deemed a “controlled company” under NYSE American Company Guide Section 801(a) and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of the NYSE American. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the NYSE American Company Guide, including (i) the requirement that a majority of our board of directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by either a Nomination Committee comprised solely of independent directors or by a majority of the independent directors and (3) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Impact of COVID-19

The COVID-19 outbreak has adversely affected the economies and financial markets worldwide, and our business could be materially and adversely affected by any future COVID-19 outbreak and any such other outbreak in the future. Furthermore, our business may be adversely affected if future concerns relating to COVID-19 restrict travel, or result in our personnel, vendors and service providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and its variants and subvariants and the actions by different governments to contain any future outbreak of COVID-19 or treat its potential impact, among others. If the disruptions caused by any future outbreak of COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially and adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

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The RESALE offering

Common Shares offered:	shares
Shares of Common Shares outstanding before this offering:	shares
Shares of Common Shares outstanding after this offering:	shares(1)
Use of proceeds:	We will not receive any proceeds from the sale of Common Shares held by the Selling Stockholder being registered in this prospectus.
Proposed Trading Symbol:	We have applied to list our Common Shares for trading on the NYSE American under the symbol “ADVEN.” The initial public offering, and therefore this resale offering, will not be consummated until we have received the NYSE American’s approval of our application for the listing of our Common Shares. No assurance can be given that our application will be approved.
Risk factors:

An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the primary offering prospectus contained in the registration statement of which this prospectus forms a part, and other information included in this prospectus and the registration statement of which this prospectus forms a part, for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

(1)	Assumes the issuance and sale by us of shares of our Common Shares pursuant to the primary offering prospectus filed contemporaneously herewith and assumes the over-allotment options available for sale to the underwriters in the primary offering prospectus have not been exercised. In addition, assumes the issuance of restricted Common Shares that are to be issued immediately prior to the closing of the initial public offering to certain of our service providers.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Common Shares held by the Selling Stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the sale or other disposition of up to shares of our Common Shares by the Selling Stockholders and their donees, pledgees, transferees or other successors-in-interest selling shares of Common Shares or interests in shares of Common Shares received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer.

The table below sets forth information as of the date of this prospectus, to our knowledge, the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of Common Shares held by the Selling Stockholders. The second column lists the number of shares of Common Shares beneficially owned by the Selling Stockholders, as of , 2024. The third column lists the maximum number of shares of Common Shares that may be sold or otherwise disposed of by the Selling Stockholders pursuant to the registration statement of which this prospectus forms a part. The Selling Stockholders may sell or otherwise dispose of some, all or none of their shares. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares of our Common Shares as to which a stockholder has sole or shared voting power or investment power, and also any shares of our Common Shares which the stockholder has the right to acquire within 60 days.

The percentage of beneficial ownership for the Selling Stockholders is based on shares of Common Shares outstanding as of the date of this prospectus, which gives effect to the issuance of             restricted Common Shares that are to be issued immediately prior to the closing of the initial public offering to certain of our service providers.

Except as described below, to our knowledge, none of the Selling Stockholders have had any material relationship with us within the past three years. Our knowledge is based on information provided by the Selling Stockholders in registration statement questionnaires.

The shares of Common Shares being covered hereby may be sold or otherwise disposed of from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the Selling Stockholders. After the date of effectiveness of the registration statement of which this prospectus forms a part, the Selling Stockholders may have sold or transferred, in transactions covered by this prospectus, some or all of their Common Shares.

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Information about the Selling Stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Shares Beneficially Owned as of the date of this Prospectus	Shares Offered by this			Shares Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Number	Percent		Prospectus	Number	Percent
Oasis(2)			%				%
Michael Bigger(3)			%				%
District 2 Capital(4)			%				%
GPL(5)			%				%
Aikido Labs(6)			%				%
The Spencer Martin Foley Trust(7)			%				%
Xin Wang(8)			%				%
Beverly Vorhees Foley Revocable Trust(9)			%				%
Sarah Hassan(10)			%				%
Brian Rhodes(11)			%				%
Simon Becker(12)			%				%
Emmis Capital(13)			%				%
Li Te-Wei(14)			%				%
Sanjoy Chatterjee(15)			%				%
Kristopher Lakin(16)			%				%
Dylan Hoffman(17)			%				%
James Balk(18)			%				%
Kenneth Greenburg(19)			%				%
MMRB LLC(20)			%				%
Terry Hoffman(21)			%				%
1367054 Alberta Ltd.(22)			%				%
Greenburg Equity Investments, LLC(23)			%				%
Orion 4, LLC(24)			%				%
Michael Bartnicki(25)			%				%
Proactive Capital Partners, LP(26)			%				%
Grzegorz Ombach(27)			%				%
Jason Montpetit(28)			%				%
IRPC Holdings Corporation(29)			%				%
[*]			%				%
Total

(1)	Assumes the sale of all shares offered pursuant to the primary offering prospectus, except that those issued to Oasis through IRPC Holdings Corporation are subject to a leak out period as follows: The leak out agreement restricts trading to 5% of the average five days prior trading volume for the first 30 days, and 10% for the next 150 days and with no restrictions thereafter.

(2)	Immediately prior to the closing of the initial public offering, we will issue (i) shares of our Common Shares to Oasis as a result of the conversion of the convertible note we issued to Oasis on December 14, 2021 and (ii) warrants to purchase shares of our Common Shares. Shares beneficially owned after the offering includes shares of Common Shares issuable upon exercise of the warrants. The shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All shares of Common Shares and shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by Oasis. The principal address of Oasis is [*].

(3)	Immediately prior to the closing of the initial public offering, we will issue (i) shares of our Common Shares to Michael Bigger as a result of the conversion of the convertible note we issued to Michael Bigger on December 21, 2021 and (ii) warrants to purchase shares of our Common Shares. Shares beneficially owned after the offering includes shares of Common Shares issuable upon exercise of the warrants. The shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All shares of Common Shares and shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

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(4)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to District 2 Capital as a result of the conversion of the convertible note we issued to District 2 Capital on December 21, 2021 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by District 2 Capital. The principal address of District 2 Capital is [*].

(5)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to GPL as a result of the conversion of the convertible note we issued to GPL on December 21, 2021 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by GPL. The principal address of GPL is [*].

(6)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Aikido Labs as a result of the conversion of the convertible note we issued to Aikido Labs on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by Aikido Labs. The principal address of Aikido Labs is [*].

(7)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to The Spencer Martin Foley Trust as a result of the conversion of the convertible note we issued to The Spencer Martin Foley Trust on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] is the trustee of The Spencer Martin Foley Trust and has voting and dispositive control over the shares held by The Spencer Martin Foley Trust. The principal address of The Spencer Martin Foley Trust is [*].

(8)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Xin Wang as a result of the conversion of the convertible note we issued to Xin Wang on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(9)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to the Beverly Vorhees Foley Revocable Trust as a result of the conversion of the convertible note we issued to the Beverly Vorhees Foley Revocable Trust on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] is the trustee of the Beverly Vorhees Foley Revocable Trust and has voting and dispositive control over the shares held by the Beverly Vorhees Foley Revocable Trust. The principal address of the Beverly Vorhees Foley Revocable Trust is [*].

(10)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Sarah Hassan as a result of the conversion of the convertible note we issued to Sarah Hassan on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

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(11)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Brian Rhodes as a result of the conversion of the convertible note we issued to Brian Rhodes on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(12)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Simon Becker as a result of the conversion of the convertible note we issued to Simon Becker on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(13)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Emmis Capital as a result of the conversion of the convertible note we issued to Emmis Capital on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by Emmis Capital. The principal address of Emmis Capital is [*].

(14)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Li Te-Wei as a result of the conversion of the convertible note we issued to Li Te-Wei on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(15)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Sanjoy Chatterjee as a result of the conversion of the convertible note we issued to Sanjoy Chatterjee on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(16)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Kristopher Lakin as a result of the conversion of the convertible note we issued to Kristopher Lakin on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(17)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Dylan Hoffman as a result of the conversion of the convertible note we issued to Dylan Hoffman on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

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(18)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to James Balk as a result of the conversion of the convertible note we issued to James Balk on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(19)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Kenneth Greenburg as a result of the conversion of the convertible note we issued to Kenneth Greenburg on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(20)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to MMRB LLC as a result of the conversion of the convertible note we issued to MMRB LLC on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by MMRB LLC. The principal address of MMRB LLC is [*].

(21)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Terry Hoffman as a result of the conversion of the convertible note we issued to Terry Hoffman on January 14, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(22)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to 1367054 Alberta Ltd. as a result of the conversion of the convertible note we issued to 1367054 Alberta Ltd. on May 27, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by 1367054 Alberta Ltd. The principal address of 1367054 Alberta Ltd. is [*].

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(23)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Greenburg Equity Investments, LLC as a result of the conversion of the convertible note we issued to Greenburg Equity Investments, LLC on September 9, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by Greenburg Equity Investments, LLC. The principal address of Greenburg Equity Investments, LLC is [*].

(24)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Orion 4, LLC as a result of the conversion of the convertible note we issued to Orion 4, LLC on September 9, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by Orion 4, LLC. The principal address of Orion 4, LLC is [*].

(25)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Michael Bartnicki as a result of the conversion of the convertible note we issued to Michael Bartnicki on September 9, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(26)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Proactive Capital Partners, LP as a result of the conversion of the convertible note we issued to Proactive Capital Partners, LP on September 9, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by Proactive Capital Partners, LP. The principal address of Proactive Capital Partners, LP is [*].

(27)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Grzegorz Ombach as a result of the conversion of the convertible note we issued to Grzegorz Ombach on September 12, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(28)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to Jason Montpetit as a result of the conversion of the convertible note we issued to Jason Montpetit on October 17, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus.

(29)

Immediately prior to the closing of the initial public offering, we will issue (i)                       shares of our Common Shares to IRPC Holdings Corporation as a result of the conversion of the convertible note we issued to IRPC Holdings Corporation on November 25, 2022 and (ii) warrants to purchase                       shares of our Common Shares. Shares beneficially owned after the offering includes                       shares of Common Shares issuable upon exercise of the warrants. The                       shares of Common Shares underlying the warrants are being registered in the registration statement of which this prospectus forms a part and are included in the “Shares Offered by this Prospectus” column assuming that the holder exercises the warrants in full. All                       shares of Common Shares and                       shares of Common Shares issuable upon exercise of the warrant will be subject to a leak out agreement from the date of this prospectus. [*] has voting and dispositive control over the shares held by IRPC Holdings Corporation. The principal address of IRPC Holdings Corporation is [*].

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SELLING STOCKHOLDER PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell any or all of their shares of Common Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of Common Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Shares from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

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The Selling Stockholders also may transfer the shares of Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Common Shares from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of Common Shares held by the Selling Stockholders or its transferees, pledgees or other successors in interest may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of Common Shares held by the Selling Stockholders. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Common Shares by any Selling Stockholder. If we are notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of his, her, or its Common Shares, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of their shares of Common Shares, they will be subject to the prospectus delivery requirements of the Securities Act.

In order to comply with the securities laws of some states, if applicable, the Common Shares held by the Selling Stockholders or its transferees, pledgees or other successors in interest may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

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LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Sichenzia Ross Ference Carmel LLP.

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Common Shares

AdvEn Inc.

RESALE PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

                     , 2024

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Alberta, Canada law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Alberta courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The Company’s Bylaws provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in Alberta or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.1 to this registration statement, we agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our Common Shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On December 25, 2021, AdvEn Inc. issued a total of 26,000,000 shares of Common Shares to the then-shareholders of AdvEn Industries Inc. in a share exchange transaction in which the then-shareholders of AdvEn Industries Inc. exchanged 100% of their shares in AdvEn Industries Inc. for shares of Common Shares of AdvEn Inc. on a 1:1 share basis.

In 2022, we awarded a total of 950,245 share purchase options to an independent director and employees of AdvEn Inc. at an exercise price of CDN$0.65 per share, vesting over three (3) years and exercisable over 10-years.

From May 2022 through November 2022, AdvEn Inc. issued and sold secured convertible notes (the “Notes,” which include $475,000 in convertible notes in the November 2022 note offering in which Spartan Capital Securities, LLC served as the sole placement agent) for aggregate proceeds of USD$1,408,597, inclusive of the USD$475,000 in convertible notes that Spartan Capital Securities, LLC placed. AdvEn Inc. paid Spartan Capital Securities, LLC a total of USD$11,500 in cash as the only compensation paid in connection with the closing of this note offering.

The Notes mature nine (9) months following the date of issuance or upon the occurrence of a public offering of Common Shares with a Company pre-money valuation of not less than USD$50 million, resulting in the listing for trading of the Common Shares on the NYSE American, Nasdaq, The Nasdaq Global Market, The Nasdaq Global Select Market or the New York Stock Exchange (“Liquidity Event”). The Notes may be extended by three (3) months if a Liquidity Event is in process and contemplated. The conversion price of the Notes is discounted from the share price for common shares at the Liquidity Event.

The Notes bear interest at 10% per annum payable and, upon maturity, increase to 15% if no Liquidity Event is in process or contemplated. The Notes are senior secured notes with specific security interest over all the assets of the Company excluding the intellectual property which has a prior contractual encumbrance under the grant agreement with SDTC.

The attached Warrant may be issued to Note holders following the conversion of the Notes to common shares. Note holders have the right to purchase up to 50% of the number of common shares issued upon the full conversion of the Note calculated using 100% of the original principal amount plus any actual unpaid accrued interest on the Note divided by the exercise price at the Liquidity Event (the “Exercise Price”), which will be equal to 100% of the initial public offering price of the Common Shares. The purchase price of one common share under the Warrant is equal to the Exercise Price. In the event of default or the maturity date is extended, the Warrants increase to 75% of the number of common shares issued upon the full conversion of the Note. In addition, the Warrants contain anti-dilution provisions for Exercise Price reductions should the Company issue equity or equity-like instruments at a lower per share price than the Exercise Price in the future. The Warrants also contain a cash settlement provision based on the fair value of the Warrants in the event the Company sells more than 50% or more of its equities or assets. Warrants will not be issued if the Notes do not convert. There were no stock warrants granted nor exercised nor expired during the years ended December 31, 2022 and 2021 and periods ended June 30, 2023 and June 30, 2022.

Name	Date Issued	Type of Security	Principal (USD)	Commission
Oasis	14-Dec-21	Convertible Note	500,000.00	8.00%
Michael Bigger	21-Dec-21	Convertible Note	1,000,000.00	8.00%
District 2 Capital	21-Dec-21	Convertible Note	1,000,000.00	8.00%
GPL	21-Dec-21	Convertible Note	500,000.00	8.00%
Aikido Labs	14-Jan-22	Convertible Note	750,000.00	8.00%
The Spencer Martin Foley Trust	14-Jan-22	Convertible Note	200,000.00	8.00%
Xin Wang	14-Jan-22	Convertible Note	120,000.00	8.00%
Beverly Vorhees Foley Revocable Trust	14-Jan-22	Convertible Note	100,000.00	8.00%
Sarah Hassan	14-Jan-22	Convertible Note	100,000.00	8.00%
Brian Rhodes	14-Jan-22	Convertible Note	50,000.00	8.00%
Simon Becker	14-Jan-22	Convertible Note	50,000.00	8.00%
Emmis Capital	14-Jan-22	Convertible Note	50,000.00	8.00%
Li Te-Wei	14-Jan-22	Convertible Note	50,000.00	8.00%
Sanjoy Chatterjee	14-Jan-22	Convertible Note	25,000.00	8.00%
Kristopher Lakin	14-Jan-22	Convertible Note	25,000.00	8.00%
Dylan Hoffman	14-Jan-22	Convertible Note	10,000.00	8.00%
James Balk	14-Jan-22	Convertible Note	10,000.00	8.00%
Kenneth Greenburg	14-Jan-22	Convertible Note	10,000.00	8.00%
MMRB LLC	14-Jan-22	Convertible Note	10,000.00	8.00%
Terry Hoffman	14-Jan-22	Convertible Note	10,000.00	8.00%
1367054 Alberta Ltd.	27-May-22	Convertible Note	383,806.29	-
Greenburg Equity Investments, LLC	09-Sep-22	Convertible Note	300,000.00	8.00%
Orion 4, LLC	09-Sep-22	Convertible Note	50,000.00	8.00%
Michael Bartnicki	09-Sep-22	Convertible Note	25,000.00	8.00%
Proactive Capital Partners, LP	09-Sep-22	Convertible Note	100,000.00	8.00%
Grzegorz Ombach	12-Sep-22	Convertible Note	100,000.00	-
Jason Montpetit	17-Oct-22	Convertible Note	100,000.00	-
IRPC Holdings Corporation	25-Nov-22	Convertible Note	25,000.00	-
Total			$5,653,806.29

On June 9, 2023, we issued a total of 1,200 Series A Preferred Shares to investors. We will issue warrants to Series A Preferred Shareholders following the conversion of the Series A Preferred Shares to units immediately prior to the closing of the initial public offering, with each unit consisting of one share of Common Share with a conversion price equal to 65% of the initial public offering price per share, and one warrant to purchase one share of Common Share at the conversion price. Series A Preferred Shareholders have the right to purchase up to 100% of the number of Common Shares issued upon full conversion of the Series A Preferred Shares. The warrants may be exercised during a five-year term from the date of issuance.

On January 1, 2024, we issued a total of 108,273 restricted shares of Common Shares to five consultants.

On January 1, 2024, we issued a total of 125,885 restricted shares of Common Shares to our three independent directors.

The transactions described in this Item 7 were made pursuant to Regulation S, or to U.S. persons pursuant to either (i) Rule 701 promulgated under the Securities Act of 1933, as amended, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701, or (ii) pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506(b) under Regulation D of the Securities Act of 1933, as amended, in that the sales and issuances did not involve a public offering.

None of the transactions described in this Item 7 involved any underwriters, underwriting discounts or commissions or any public offering.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits listed on the attached Exhibit Index are filed as a part of this registration statement.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
2.1**	Share Exchange Agreement between AdvEn Industries Inc. and Nano Innovations Inc. dated September 28, 2021
3.1**	Certificate of Incorporation of Nano Innovations Inc. dated November 9, 2017
3.2**	Articles of Nano Innovations Inc. dated November 9, 2017
3.3**	Certificate of Continuance dated July 27, 2022
3.4**	Certificate of Designation of Series A Preferred Shares dated as of July 12, 2023
3.5**	Certificate of Designation of Series B Preferred Shares dated as of December [*], 2023
3.6*	Certificate of Amendment dated as of [*], 2023
3.7**	Bylaws of AdvEn Inc. dated July 27, 2022
4.1*	Specimen Certificate evidencing Common Shares
4.2*	Form of Representative’s Warrant (included in Exhibit 1.1)
5.1*	Opinion of Sichenzia Ross Ference Carmel LLP
5.2*	Opinion of McMillan LLP with respect to certain matters of Canadian Law
10.1+*	Form of Indemnification Agreement
10.2**	Technology Acquisition Agreement between AdvEn Industries Inc. and Tangold Inc. dated February 5, 2021
10.3**	Technology Acquisition Agreement between AdvEn Industries Inc. and AdvEn Bitumen Innovation Inc. dated February 5, 2021
10.4**	Lease Agreement between Monarch Equities Inc. and AdvEn Industries Inc. dated on March 30, 2021
10.5**	Lease Agreement between Aspen Properties (SLP) Ltd. and AdvEn Inc. (formerly Nano Innovations Inc.) and AdvEn Industries Inc. dated March 28, 2022
10.6**	Project funding agreement with SDTC dated March 25, 2021
10.7**	Investment Agreement with Alberta Innovates dated April 1, 2020
10.8**	Investment Agreement Amendment dated June 1, 2021
10.9**	Investment Agreement Amendment dated February 7, 2023
10.10**	Assignable share repurchase agreement dated November 29, 2021
10.11**	Licensing Agreement dated May 30, 2022
10.12**	Management Service Agreement, between AdvEn Industries Inc. and Bitcan Geosciences & Engineering Inc. dated March 21, 2020
10.13+**	Employment Agreement by and between AdvEn Inc. and Ronald Michael Steele, dated April 19, 2021
10.14+**	Amended and Restated Employment Agreement dated as of August 14, 2023, by and between AdvEn Inc. and Ronald Michael Steele
10.15+**	AdvEn Inc. Stock Option Plan
10.16**	Form of Securities Purchase Agreement that was entered into between AdvEn and the Note holders
10.17**	Form of 10% Senior Secured Convertible Promissory Note that was issued by AdvEn to the Note holders
10.18**	Form of Extension of Note Agreement that was issued by AdvEn to the Note holders
10.19**	Form of Warrant to be issued in connection with the conversion of the Notes
10.20**	Form of Warrant to be issued in connection with the conversion of the Series A Convertible Preferred Shares
10.21**	Form of Securities Purchase Agreement that was entered into between AdvEn and the Series A holders
10.22**	Form of Registration Rights Agreement that was entered into between AdvEn and the Note holders
10.23**	Form of Registration Rights Agreement that was entered into between AdvEn and the Series A holders
10.24*	Form of Share Restriction Agreement that was entered into between AdvEn and certain Common Share holders
21.1**	Subsidiaries of the Registrant
23.1*	Consent of RBSM LLP, Registered Independent Auditor
23.2*	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1 above)
23.3*	Consent of McMillan LLP (included in Exhibit 5.2 above)
24.1	Power of Attorney (included on the signature page hereto)
99.1*	Code of Ethics and Business Conduct
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nominating and Corporate Governance Committee Charter
99.5	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107*	Filing Fee Table

*	To be filed by amendment.
**	Previously submitted.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, the Province of Alberta, Canada on    , 2024.

ADVEN INC.

By:
Name:	Ronald Michael Steele
Title:	Interim Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald Michael Steele his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective amendments thereto) effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each said attorney-in-fact and agent or any of them or their or his or her substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Interim Chief Executive Officer and Chief Financial Officer	, 2024
Ronald Michael Steele	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board	, 2024
Dr. Grzegorz Ombach

	Director	, 2024
Dr. Yanguang Yuan

	Director	, 2024
John Meekison

	Director	, 2024
Philip Chong

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ADVEN INC. has signed this registration statement or amendment thereto in City of New York on          , 2024.

Authorized U.S. Representative

By:
Name:
Title: